UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2022 Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of the Company

The 2022 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”) will be held at 11:00 a.m. Central European Time on June 29, 2022, followed by an Extraordinary General Meeting of Shareholders (the “EGM” and, together with the Annual Meeting, the “Meetings”) of the Company to be held starting immediately after the Annual Meeting. The Meetings will be held at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

The agenda for the Meetings is set forth on the Convening Notice to the Meetings, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company and the notice of the Meetings provided to the Company’s shareholders are each attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively. Other materials provided by the Company to its shareholders in advance of the Meetings are included as Exhibits 99.4-99.8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: June 9, 2022	By: /s/ Carlos Lopez - Abadia
Name: Carlos López – Abadía
Title: Chief Executive Officer

18

Exhibit	Description of Exhibit
99.1	Convening Notice to the Meetings
99.2	Form of Proxy (Proxy Card)
99.3	Notice of the Meetings (Notice and Access Card)
99.4	Stand-alone annual accounts of the Company as at December 31, 2021, including Auditor's report for the stand-alone annual accounts of the Company as at December 31, 2021
99.5	Consolidated annual accounts of the Company as at December 31, 2021, including management report of the Board in respect of the consolidated accounts of the Company as at December 31, 2021 and Auditor's report in respect of the consolidated annual accounts of the Company as at December 31, 2021
99.6	Company's Annual Report on Form 20-F
99.7	Report of the Board of the Company including the detailed justification of the waiver of the preferential subscription right as requested by Article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies, as amended
99.8	Proposed amendments and draft coordinated articles of association of the Company

Atento S.A.
Société Anonyme
1 rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg B.185.761

June 2, 2022

By ordinary mail

Dear Shareholder:

We are delighted to inform you that the Annual General Meeting of Shareholders (the "**Annual Meeting**") of Atento S.A. (the "**Company**") will be held at 11:00 a.m. Central European Time on June 29, 2022, followed by an Extraordinary General Meeting of Shareholders (the "**EGM**" and, together with the Annual Meeting, the "**Meetings**") of the Company to be held starting immediately after the Annual Meeting. The Meetings will be held at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Meetings is set out in the attached Letter and this Proxy Statement.

The Company has fixed the close of business on May 20, 2022 as the record date for the Meetings (the "**Record Date**"), and only holders of record of shares at such time will be entitled to notice of the Meetings or any adjournment or postponement thereof. Holders of record of our ordinary shares will be entitled to vote at the Meetings or any adjournment or postponement thereof.

It is important that your shares be represented at the Meetings, regardless of the number of shares you hold or whether or not you plan to attend the Meetings in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received, as further described in this Proxy Statement. This will not prevent you from voting your shares in person if you subsequently choose to attend the Meetings, subject, however, to the instructions set forth in this Proxy Statement.

Please note that proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.) no later than 5:59 p.m. Eastern Time on June 23, 2022 in order for such votes to be taken into account.

Thank you for your continued support.

Sincerely,
Carlos López-Abadía
Authorized Director, for and on behalf of the Board of Directors of the Company

Atento S.A.
Société Anonyme
1, rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg B.185.761

Convening Notice to
the Annual General Meeting of Shareholders
to be held on June 29, 2022 at 11:00 a.m. Central European Time at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg

Convening Notice to
the Extraordinary General Meeting of Shareholders
to be held on June 29, 2022 immediately after the Annual Meeting at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg

---

Dear Shareholders,

As mentioned, the Board of Directors of Atento S.A. (the "**Board**") is pleased to inform you that (i) the Annual General Meeting of Shareholders (the "**Annual Meeting**") of Atento S.A. (the "**Company**") will be held at 11:00 a.m. Central European Time on June 29, 2022 and that (ii) an Extraordinary General Meeting of Shareholders (the "**EGM**" and, together with the Annual Meeting, the "**Meetings**") of the Company will be held starting immediately after the Annual Meeting. The Meetings will be held at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

The agendas for the Meetings are as follows:

Agenda of the Annual Meeting

1. **Approval of the audited 2021 Annual Accounts**

   Decision to approve the audited annual accounts of the Company for the financial year ended on December 31, 2021 (the "**2021 Annual Accounts"**).

2. **Approval of the Audit Report in relation to the 2021 Annual Accounts**

   Decision to approve the audit report of the Company with respect to the 2021 Annual Accounts prepared by Deloitte Audit in their capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company (the "**2021 Audit Report relating to the 2021 Annual Accounts"**).

3. **Allocation of results – decision to bring forward the profit made by the Company in relation to the 2021 financial year**

   Decision to bring forward the profit made by the Company in relation to the 2021 financial year in an aggregate amount of two million seven hundred forty-four thousand one hundred seven euro and ninety-seven cents (EUR 2,744,107.97) to the next financial year, with no specific allocation to legal reserve as it is already fulfilled in the right percentage.

4. **Discharge of the members of the Board of Directors of the Company in relation to the 2021 financial year**

   Decision to grant full discharge (*quitus*) to all the members of the Board in function during the 2021 financial

year for the performance of their respective mandates for, and in connection with, the financial year ended on December 31, 2021.

5. Approval of the audited 2021 Consolidated Accounts

Decision to approve the audited consolidated accounts of the Company for the financial year ended on December 31, 2021 (the "**2021 Consolidated Accounts**").

6. Approval of the Management Consolidated Report in relation to the 2021 Consolidated Accounts

Decision to approve the management consolidated report of the Company with respect to the 2021 Consolidated Accounts (the "**2021 Management Consolidated Report**").

7. Approval of the Audit Report in relation to the 2021 Consolidated Accounts

Decision to approve the audit report of the Company with respect to the 2021 Consolidated Accounts prepared by Deloitte Audit in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company (the **2021 Audit Report relating to the 2021 Consolidated Accounts**).

8. Renewal of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors, of the Company

Decision to renew, with immediate effect, the mandate of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo as class II directors of the Company for a period expiring at the annual general meeting of shareholders to be held in 2025.

9. Acknowledgement of the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of May 24, 2022, of Mr. Anil Bhalla as class I director of the Company as adopted by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024

Decision to acknowledge the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and to approve, confirm and ratify (i) the co-optation of Mr. Anil Bhalla, as class I director of the Company and with effect as of May 24, 2022, made by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024.

10. Appointment of Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024

Decision to appoint Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024.

11. Approval of the 2022 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such

Decision to approve the annual aggregate maximum amount of the remuneration of the members of the Board for the year ending December 31, 2022 in their capacity as such amounting to a maximum of nine hundred and twenty six thousand US Dollars (US$ 926,000) of which three hundred and fifty one thousand US Dollars (US$ 351,000) will be paid in cash, and five hundred seventy five thousand US Dollars (US$ 575,000) will correspond to equity compensation (to be paid in shares of the Company), granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filing with the SEC or at any general meeting of the Company.

12. **Delegation of powers**

Authorisation to and empowerment of any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi (each of them, an "**Authorised Signatory**"), acting individually and severally with power of substitution, on behalf of the Company, to file the 2021 Annual Accounts and 2021 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as the appointment of directors Mr. López-Abadía, Mr. Payne and Mr. Camargo and to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the filing of any tax returns in relation to the 2021 Annual Accounts and 2021 Consolidated Accounts and the renewal, respectively, or the confirmation of the mandates of directors of the Company).

Agenda of the EGM

1. **Renewal of the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of this EGM and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period**

Decision to renew the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of the EGM and to renew the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*), after having heard the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the Luxembourg law on commercial companies, as amended, as well as to amend article 6.2 of the Articles of Association of the Company to reflect this renewal.

2. **Renewal of the Board of Directors' authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees**

Decision to renew the Board of Directors' authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves (the so-called Bonus Shares) to certain employees for a period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*), as well as to amend article 6.4 of the Articles of Association of the Company to reflect this renewal.

The board of directors shall be authorized to set the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares.

3. **Delegation of powers**

Authorisation to and empowerment of any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi (each of them, an "**Authorised Signatory**"), acting individually and severally with power of substitution, on behalf of the Company, to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the publications and filings of the resolutions).

The Annual Meeting will validly deliberate on the resolutions on its agenda without any presence quorum requirement. The resolutions at the Annual Meeting will be adopted by a simple majority of the votes validly cast.

The EGM will validly deliberate on the resolution on its agenda provided that a quorum of more than 50% of the Company's issued and outstanding shares, excluding the Company's own shares, is present or represented. The

resolution will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned presence quorum is not met, the EGM may be reconvened by the Board and at the reconvened meeting no presence quorum will be required.

Any shareholder who holds one or more shares(s) of the Company on May 20, 2022 (the "**Record Date**") will be admitted to the Meetings and may attend the Meetings either in person or vote by way of proxy using the proxy card included with the materials containing this Proxy Statement. Luxembourg law provides for criminal sanctions applicable to persons voting shares they do not own at the time of the vote, and as such shareholders should not vote their shares at the Meetings if such shares are expected to be transferred between the Record Date and the date of the Meetings.

Please review the procedures for attending the Meetings or to be represented by way of proxy included in the attached Proxy Statement. Copies of the below-listed documents will be available, as of the date of this notice, and may be obtained free of charge, both at *www.atento.com* and *www.proxyvote.com* or at the Company's registered office in Luxembourg. Please finally note that proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:59 p.m. Eastern Time on June 23, 2022 in order for such votes to be taken into account.

List of documents:

- Proxy Statement.
- Form of Proxy (Proxy card).
- Notice of the Meetings provided to the Company's Shareholders (Notice and Access Card).
- Stand-alone annual accounts of the Company as at December 31, 2021.
- Auditor's report for the stand-alone annual accounts of the Company as at December 31, 2021.
- Consolidated annual accounts of the Company as at December 31, 2021.
- Management report of the Board in respect of the consolidated accounts of the Company as at December 31, 2021.
- Auditor's report in respect of the consolidated annual accounts of the Company as at December 31, 2021.
- Company's Annual Report on Form 20-F.
- Report of the Board of the Company including the detailed justification of the waiver of the preferential subscription right as requested by Article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies, as amended.
- Proposed amendments and draft coordinated articles of association of the Company.

Yours faithfully,

Carlos López-Abadía
Authorized Director, for and on behalf of the Board of Directors of the Company

ATENTO S.A.
PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 29, 2022

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Atento S.A. (the "**Company**" , "**Atento**" , "**we**" or "**us**") for use at (i) the Annual General Meeting of Shareholders (the "**Annual Meeting**") of Atento S.A. (the "**Company**") to be held at 11:00 a.m. Central European Time on June 29, 2022 at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and (ii) the Extraordinary General Meeting of Shareholders (the "**EGM**" and, together with the Annual Meeting, the "**Meetings**") of the Company to be held starting immediately after the Annual Meeting at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

We expect to mail this notice by ordinary mail, on or about June 6, 2022. On that same date, we will also mail a printed copy of this Proxy Statement, together with the Company's stand-alone and consolidated annual accounts for the financial year ended December 31, 2021, the Auditor's reports for both stand-alone and consolidated annual accounts and the Company's Annual Report on Form 20-F for the year ended December 31, 2021 (the "**Annual Report**"), the proposed amendments and the draft amended and restated articles of association of the Company and the report of the Board of the Company including the detailed justification of the waiver of the preferential subscription right as requested by Article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies, as amended, to shareholders as of May 20th, 2022 (the "**Record Date**").

Foreign Private Issuer

We are a "foreign private issuer" within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of the Meetings. Holders of record of our ordinary shares at the close of business on the Record Date will be entitled to vote at the Meetings. On the Record Date, 14,498,523 ordinary shares were issued and outstanding and entitled to vote at the Meetings and 953,144 additional ordinary shares were held as treasury shares, being noted that according to Article 430-18 of the Luxembourg law dated 10 August, 1915 concerning commercial companies, as amended from time to time, voting rights in respect of the shares held by the Company shall be suspended and such repurchased shares shall not be taken into account when calculating the majority. We refer to such treasury shares herein as the Company's "own shares." Each ordinary share not held in treasury is entitled to one vote at the Meetings.

What Constitutes a Quorum

No quorum is required for any ordinary resolution to be considered at the Annual Meeting.

A quorum of more than 50% of the Company's issued and outstanding shares, excluding the Company's own shares, present or represented is required for any resolution to be considered at the EGM. If the aforementioned quorum is not met, the EGM may be reconvened by the Board and at the reconvened meeting no quorum will be required.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder's vote on a particular matter by checking the "ABSTAIN" box on the proxy card.

Under the current New York Stock Exchange rules as applicable to foreign private issuers, your broker will not be able to vote your shares with respect to any of the proposals or other matters considered at the Meetings, in each case unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Meetings, only those votes cast "FOR" or "AGAINST" are counted for the purposes of determining the number of votes cast with respect to each such proposal. Abstentions and nil votes are not considered votes cast and have no effect on the outcome of any of the proposals (i.e. that they shall not be taken into account for the calculation of the majority).

Voting Process and Revocation of Proxies

If you are a shareholder of record, and you received your proxy materials by mail, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy card by mail will not affect your ability to attend the Meetings in-person and vote at the Meetings.

If your shares are held in "street name," meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted. You will not be able to attend the Meetings in-person and vote at the Meetings unless you obtain a legal proxy from your bank or brokerage firm, in accordance with the instructions that such holder of record will provide to you.

The Company has retained Broadridge Financial Solutions, Inc. as independent tabulation agent to receive and tabulate the proxies cards.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" each of the proposals identified herein, to the extent that discretion is duly provided for by proxy in accordance with Luxembourg law.

It is not expected that any other matters will be brought before the Meetings. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Meetings by:

- attending the Meetings and voting in person;
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Meetings, stating that the proxy is revoked; or
- signing and delivering a subsequently dated proxy card prior to the vote at the Meetings.

You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +1 (979)633-9539 or investor_ relations@atento.com

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting at the Meetings. Your last vote for each of the Meetings, prior to or at each of the Meetings, is the vote that will be counted at such Meeting.

Attendance at the Meetings

Only shareholders or their legal proxy holders are invited to attend the Meetings. All shareholders planning to attend the Meetings must contact our Investor Relations Department at +1 (979)633-9539 or investor_relations@atento.com by June 22, 2022 to reserve a seat. For admission, shareholders should come to the Meetings check-in area no less than 15 minutes before the Annual Meeting is scheduled to begin. To be admitted to the Meetings, you will need a form of photo identification (such as a driver's license or passport), and if you hold your shares in street name you must also bring valid proof of ownership of your shares on the Record Date or a valid legal proxy from the holder of record. If you are a shareholder of record, you will be admitted to the Meetings only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meetings. Registration will begin at 10:30 a.m. Central European Time, and the Annual Meeting will begin at 11:00 a.m. Central European Time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meetings. Attendees may be asked to pass through a security check prior to entering the Meetings.

In addition, all attendees will be required to comply with any COVID related requirements (temperature checks, masks, maintain social distancing) that the Company may find appropriate for safety reasons.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the letter and Proxy Statement, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEMS NOS. 1, 2, 5, 6 and 7: APPROVAL OF THE 2021 MANAGEMENT CONSOLIDATED REPORT, AUDITOR REPORTS AND STAND-ALONE AND CONSOLIDATED ANNUAL ACCOUNTS

At the Annual Meeting, shareholders will review the management report of the Board in respect of the consolidated accounts of the Company, each as at December 31, 2021 (collectively, the "**2021 Management Consolidated Report**") and the auditor's reports prepared by the Company's auditor for the stand-alone annual accounts of the Company, as well as for the consolidated annual accounts of the Company, each as at December 31, 2021 (collectively, the "**Auditor's Reports**").

Shareholders will also review the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2021. As previously mentioned, these materials are available on the internet at both *www.atento.com* and *www.proxyvote.com*. Following such presentation and on the basis of the agenda, the following resolutions will be put before the Annual Meeting for approval:

First resolution: The Annual Meeting resolves to approve the 2021 Annual Accounts, consisting of the balance sheet, the profit and loss account, and the notes to the annual accounts, for the Company's financial year ended on December 31, 2021.

Second resolution: The Annual Meeting resolves to approve the 2021 Audit Report relating to the 2021 Annual Accounts as prepared by Deloitte Audit in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company.

Fifth resolution: The Annual Meeting resolves to approve the 2021 Consolidated Accounts, consisting of the consolidated balance sheet, the consolidated profit and loss account, and the consolidated notes to the annual accounts, for the Company's financial year ended on December 31, 2021.

Sixth resolution: The Annual Meeting resolves to approve the 2021 Management Consolidated Report.

Seventh resolution: The Annual Meeting resolves to approve the 2021 Audit Report relating to the 2021 Consolidated Accounts as prepared by Deloitte Audit in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the approval of the 2021 Annual Accounts, the 2021 Audit Report relating to the 2021 Annual Accounts, the 2021 Consolidated Accounts, the 2021 Management Consolidated Report and the 2021 Audit Report relating to the 2021 Consolidated Accounts.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 3: APPROVAL OF ALLOCATION OF ANNUAL RESULTS

At the Annual Meeting, management will report that the Company's operations resulted in a profit of two million seven hundred forty-four thousand one hundred seven euro and ninety-seven cents (EUR 2,744,107.97) for the financial year ended December 31, 2021, based on the stand-alone of the Company as at December 31, 2021. The Annual Meeting will be further asked to approve, based on the agenda, the following resolution:

> *Third resolution:* The Annual Meeting resolves to bring forward the profit made by the Company in relation to the 2021 financial year in an aggregate amount of two million seven hundred forty-four thousand one hundred seven euro and ninety-seven cents (EUR 2,744,107.97) to the next financial year, with no specific allocation to legal reserve as it is already fulfilled in the right percentage.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the approval of allocation of our annual results.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 4: APPROVAL OF GRANT OF FULL DISCHARGE OF 2021 BOARD

At the Annual Meeting, the following resolution will be put before the Annual Meeting for approval:

> *Fourth resolution:* The Annual Meeting resolves to grant discharge (*quitus*) to all the members of the Board in function during the 2021 financial year for the performance of their respective mandates for, and in connection with, the financial year ended on December 31, 2021.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the grant of full discharge (*quitus*) to all members of the Board in function during the 2021 financial year.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 8: RENEWAL OF MR. CARLOS LÓPEZ-ABADÍA RODRIGO, MR. ROBERT WILLIAM PAYNE AND MR. ANTENOR CAMARGO AS CLASS II DIRECTORS OF THE COMPANY

Our Board currently consists of seven directors. Our articles of association provide that our Board will consist of not less than three directors and not more than 15 directors.

Our Board is divided into three classes as described below. Pursuant to our articles of association, our directors are appointed at the Annual General Meeting of Shareholders for a period of up to three years, with each director serving until the third Annual General Meeting of Shareholders following their election. Upon the expiration of the term of a class of directors, directors in that class may be elected for three-year terms at the Annual Meeting of Shareholders in the year in which their term expires. Carlos López-Abadía Rodrigo, Robert William Payne and Antenor Camargo are serving as Class II directors for a term expiring at the annual general meeting of shareholders to be held in 2022. John Madden, Roberto Rittes and Antonio Viana-Baptista are serving as Class III directors for a term expiring at the annual general meeting of shareholders to be held in 2023.

The following table lists each of our directors, their respective ages and positions and the class in which they serve as of the date of this Proxy Statement.

Our current directors are as follows:

Name	Age	Class
Anil Bhalla	63	Class I (term expiring at the 2024 Annual Meeting subject to ratification under agenda item no. 9 below)
Antenor Camargo	36	Class II (term expiring at the 2022 Annual Meeting)
Carlos López-Abadía	59	Class II (term expiring at the 2022 Annual Meeting)
Robert W. Payne	63	Class II (term expiring at the 2022 Annual Meeting)
John Madden	48	Class III (term expiring at the 2023 Annual Meeting)
Roberto Rittes	47	Class III (term expiring at the 2023 Annual Meeting)
Antonio Viana-Baptista	64	Class III (term expiring at the 2023 Annual Meeting)

Set forth below is a brief biography of each of our directors:

Anil Bhalla, Director (Class I). Mr. Bhalla has extensive experience in the back-office outsourcing and CRM industry, along with broad experience as entrepreneur and as advisor of several CX organizations. Amongst his over thirty years of professional experience, he has served as Senior Vice President of the Emerging Businessess of Concentrix Technologies from 2016 through 2018 after the acquisition of the Minacs Group, where from 2007 he assumed several positions including Chief Executive Officer. Prior to that, he served as Chief Operating Officer of RSM (2006 through 2007), Chief Operating Officer of iCall India Limited and its associate company Clear to Close Solutions (2001 through 2006), which was acquired by Ascendum, and Vice President Operations of vCustomer Corporation (2000 through 2001), which was acquired by Tech Mahindra. He was educated at the Indian Military Academy (Dehradun), at the National Defense Academy (Pune) and at the Jawaharlal Nehru University (Pune). Mr. Bhalla ranked no. 1 in the combined Services Selection Board (SSB) and the Union Public Services Commission (UPSC) National Merit List. He was also awarded the High-Altitude Service Medal in 1990 by the Regiment of Artillery of the Indian Army..

Antenor Camargo, Director (Class II). Mr. Camargo is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor's in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Carlos López-Abadía, Chief Executive Officer and Director (Class II). Mr. López-Abadía boasts a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thirty years. Prior to his appointment as Atento's Chief Executive Officer, he served as DXC Technology's Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T. He holds an MS in electrical engineering from Purdue University and an MBA from Washington University, where he was a Charles F. Knight Scholar. He has recently been named to the Hispanic IT Executive Council's HITEC Top 100, Class of 2017-2018, for his career achievements in information technology.

Robert W. Payne, Director (Class II). Bill Payne has over 30 years of executive and management experience in both small, entrepreneurial, and large corporate environments and cultures, having also served in several non-executive, mentoring, advisory and consulting roles. In addition to his current roles at several global start-up companies, such as Room Rocket, Usable Media and Excello, he is a board mentor at Critical Eye, a venture capitalist with UK-based Octopus Investments. He is an experienced Non-Executive Director and Chair as well as a visiting Professor at several business schools, including Lancaster University, Henley Management School, Lyon Business School and the University of Surrey, where he was President of the Surrey Business School MBA program. Earlier in his career, Mr. Payne was a senior executive at IBM, where he held leadership roles in consulting, strategy and process outsourcing in Europe and other geographies, including as General manager of the Global Customer Experience (CRM) Outsourcing Group. Mr. Payne also leads his own strategic consultancy Acadameus, which advises start-ups, mid-caps and high-growth companies.

John Madden, Director (Class III). Mr. Madden is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK. He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

Roberto Rittes, Director (Class III). Mr. Rittes is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as COO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group managed by BTG and Angra, and as key officer for Brazilian telecom companies Brasil Telecom and Oi. Mr. Rittes has a Master's degree in Business Administration from Harvard Business School and a Bachelor degree s in Business Administration (BBA) with a focus in Public Administration from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Antonio Viana-Baptista, Director (Class III). Mr. Viana-Baptista boasts a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Before joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Chairman and CEO of Telefonica Moviles among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master's in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

Our Board has no reason to believe that any of the directors listed above would be unable to serve as a director of the Company. Unless contrary instructions are provided on your proxy card, the persons named as proxies will vote your shares "FOR" the confirmation of the renewal, with immediate effect, of the mandate of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as Class II directors until the annual general meeting to be held in 2025 (the "**Renewal**").

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Eighth resolution: The Annual Meeting hereby approves the Renewal.

The Annual Meeting hereby approves the delegation of powers to any director of the Company, acting individually and with full power of substitution, to proceed with the publication of the renewal of the mandates of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as Class II directors in the Luxembourg electronic gazette of companies and associations (*Recueil électronique des sociétés et associations*) and its filing with the relevant registries as required and as mentioned above (the "**Delegation of Filing and Publication Authority**").

Vote Required and Board Recommendation

This proposal requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the Renewal and Delegation of Filing and Publication Authority.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 9: APPROVAL CONFIRMATION AND RATIFICATION OF DIRECTOR CO-OPTATION

On May 24, 2022, the Board made the following appointment by co-optation:

Mr. Anil Bhalla as Class I director of the Company until the annual general meeting of shareholders of the Company to be held in 2024, appointed by the Board by co-optation further to the resignation of Mr. David Garner as Class I director of the Company effective as of May 24, 2022.

The biography of Mr. Anil Bhalla is set forth above under the Proposal with respect to Annual Meeting Agenda Item No. 9, above.

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Ninth resolution: The Annual Meeting acknowledges the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and further resolves to approve, confirm and ratify (i) the co-optation, with effect as of May 24, 2022, of Mr. Anil Bhalla as class I director of the Company as adopted by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024.

Vote Required and Board Recommendation

The co-optation and definitive election of a director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the approval and confirmation of the Mr. Anil Bhalla's co-optation and the related definitive election as noted above.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 10: ELECTION OF DIRECTOR

The Board has proposed Mr. Akshay Shah as nominee for election as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024.

Mr. Shah is the Founder and CIO of Kyma Capital. He is an experienced corporate investor and has over 22 years of experience in public markets. Over his professional career, Akshay has successfully invested across various market cycles, including the telecom and cable default cycle (2001-02), the global financial crisis (2008-09), the eurozone debt crisis (2011-12), the commodity crisis (2015) and the COVID-19 pandemic (2020-2021). He has profitably invested several billion dollars of capital across a range of industries and served –as a representative of his institutions– on many creditor committees and Boards (in a non-executive capacity). He has significant experience with multi-tiered complex capital structures across various jurisdictions. He has built and led high-impact teams through his career. Akshay started his career at Lehman Brothers in 2001 as a part of the European Credit team. Akshay joined Blackstone Credit (then known as GSO Capital Partners) in 2008, where he set up and successfully ran the European Special Situations business, doing some of Europe's most differentiated trades over his nine years with the firm. Akshay was also a member of the Investment Committee for GSO's distressed funds and a Senior Managing Director at Blackstone. Akshay has degrees in Economics from Hindu College, Delhi University and Trinity College, Cambridge University. He is a CFA charterholder.

If this proposal is approved (and subject to approval of proposal with respect to Annual Meeting agenda item no. 9), the list of each of our directors, their respective ages and positions and the class in which they serve would be as follows as from the date of the Annual Meeting:

Name	Age	Class
Anil Bhalla	63	Class I (term expiring at the 2024 Annual Meeting)
Akshay Shah	43	Class I (term expiring at the 2024 Annual Meeting)
Antenor Camargo	36	Class II (term expiring at the 2022 Annual Meeting)
Carlos López-Abadía	59	Class II (term expiring at the 2022 Annual Meeting)
Robert W. Payne	63	Class II (term expiring at the 2022 Annual Meeting)
John Madden	48	Class III (term expiring at the 2023 Annual Meeting)
Roberto Rittes	47	Class III (term expiring at the 2023 Annual Meeting)
Antonio Viana-Baptista	64	Class III (term expiring at the 2023 Annual Meeting)

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Tenth resolution: Election of Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024.

Vote Required and Board Recommendation

The election of a director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the election of Mr. Akhay Shah as class I director of the Company as noted above.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 11: APPROVAL OF 2022 ANNUAL MAXIMUM BOARD MEMBER REMUNERATION

It is proposed to approve the annual aggregate maximum amount of the remuneration of the members of the Board for the year ending December 31, 2022 in their capacity as such amounting to a maximum of nine hundred and twenty six thousand US Dollars (US$ 926,000) of which three hundred and fifty one thousand US Dollars (US$ 351,000) will be paid in cash, and five hundred seventy five thousand US Dollars (US$ 575,000) (to be paid in shares of the Company), granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filings with the SEC or at any general meeting of the Company (the "**Annual Aggregate Maximum Director Remuneration**").

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Eleventh resolution: The Annual Meeting resolves for an indefinite term as long as the Company's general meeting of shareholders does not approve anything to the contrary, to fix the maximum global amount of Board members' remuneration for the year ending December 31, 2022 in their capacity as such at nine hundred and twenty six thousand US Dollars (US$ 926,000) of which three hundred and fifty one thousand US Dollars (US$ 351,000) will be paid in cash, and five hundred seventy five thousand US Dollars (US$ 575,000) will correspond to equity compensation, granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the

Company, as may be disclosed from time to time by the Company in its filings with the SEC or at any general meeting of the Company.

The distribution of this amount among the directors of the Company will be established by resolution of the Board of directors of the Company, taking into consideration the functions and responsibilities given to each director, the membership in its commissions and other objective circumstances considered relevant.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the Annual Aggregate Maximum Director Remuneration.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 12: DELEGATION OF POWERS

At the Annual Meeting, the following resolution will be put before the Annual Meeting for approval:

Twelfth resolution: The Annual Meeting resolves to authorize and empower any director of the Company, Ms. Virginia Beltramini Trapero and Ms. Estibaliz Medina Urturi (each of them, an **Authorised Signatory**), acting individually and severally, on behalf of the Company, to file the 2021 Annual Accounts and 2021 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as to file the appointment of director[s] Mr. Bhalla and [Mr. Shah] and the renewal of Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors and to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the filing of any tax returns in relation to the 2021 Annual Accounts and 2021 Consolidated Accounts).

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the delegation of powers set forth in Annual Meeting Agenda Item No. 12.

PROPOSAL WITH RESPECT TO EGM AGENDA ITEM NO. 1: RENEWAL OF THE BOARD OF DIRECTORS' AUTHORIZATION TO ISSUE ORDINARY SHARES WITHIN THE LIMIT OF THE AUTHORIZED SHARE CAPITAL

At the EGM, the following will be put before the shareholders for approval:

First resolution: After having heard the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies, as amended, the EGM resolves to renew the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital for a period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*) and to renew the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*). As a result of the foregoing, the EGM resolves to amend article 6.2 of the Articles of Association of the Company to read as follows:

> *"6.2 The board of directors is hereby authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a preferential subscription right for the existing shareholders during a period of time of five (5) years starting from the date of publication of the deed resolving upon the applicable renewal in the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations)".*

Vote Required and Board Recommendation

The approval of the above renewal requires the affirmative vote of at least two-thirds of the shares present or represented at the EGM provided that a quorum of more than 50% of the Company's issued and outstanding shares, excluding the Company's own shares, is present or represented. If the aforementioned presence quorum is not met, the EGM may be reconvened by the Board and at the reconvened meeting no presence quorum will be required.

Our Board unanimously recommends a vote "FOR" the renewal of the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital set forth in EGM Agenda Item No. 2.

PROPOSAL WITH RESPECT TO EGM AGENDA ITEM NO. 2: RENEWAL OF THE BOARD OF DIRECTORS' AUTHORIZATION TO ALLOCATE EXISTING SHARES OF THE COMPANY WITHOUT CONSIDERATION OR TO ISSUE NEW SHARES PAID UP OUT OF AVAILABLE RESERVES TO CERTAIN EMPLOYEES

At the EGM, the following will be put before the shareholders for approval:

Second resolution: The EGM resolves to renew the Board of Directors' authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves (the so-called Bonus Shares) to certain employees for a period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*). The board of directors shall be authorized to set the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares.

Consequently, the EGM resolves to amend article 6.4 of the Articles of Association of the Company to read as follows:

"6.4 The board of directors is authorized to allocate existing shares of the Company without consideration or to issue new shares (the "Bonus Shares") paid-up out of available reserves (i) to employees of the Company or to certain classes of such employees, (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights, (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights of the Company, (iv) to employees of companies or economic interest groupings in which at least fifty per cent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty per cent (50%) of the share capital of the Company and/or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above (the "Beneficiaries of Bonus Shares"). The board of directors sets the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares."

Vote Required and Board Recommendation

The approval of the above renewal requires the affirmative vote of at least two-thirds of the shares present or represented at the EGM provided that a quorum of more than 50% of the Company's issued and outstanding shares, excluding the Company's own shares, is present or represented. If the aforementioned presence quorum is not met, the EGM may be reconvened by the Board and at the reconvened meeting no presence quorum will be required.

Our Board unanimously recommends a vote "FOR" the renewal of the board of directors' authorization to allocate existing shares of the company without consideration or to issue new shares paid up out of available reserves to certain employees set forth in EGM Agenda Item No. 2.

PROPOSAL WITH RESPECT TO EGM AGENDA ITEM NO. 3: DELEGATION OF POWERS

At the EGM, the following resolution will be put before the shareholders for approval:

Third resolution: The EGM resolves to authorize and empower any director of the Company, Ms. Virginia Beltramini Trapero and Ms. Estibaliz Medina Urturi (each of them, an **Authorised Signatory**), acting individually and severally with power of substitution, on behalf of the Company, to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the publications and filings of the resolutions).

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the EGM.

Our Board unanimously recommends a vote "FOR" the delegation of powers set forth in EGM Agenda Item No. 3.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company's directors, including the non-management directors as a group, the chair of any committee of the Board or any committee of the Board by writing them as follows:

Atento S.A.
Société Anonyme
1, rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg B 185.761
Attn: Chief Legal Officer

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Chief Legal Officer and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Meetings other than those described herein. If any other business properly comes before the shareholders at the Meetings, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the Meetings of Shareholders to Be Held on June 29, 2022

The Notice and Proxy Statement are available at both *www.atento.com* and *www.proxyvote.com*. Copies of the Company's stand-alone and consolidated annual accounts for the financial year ended December 31, 2021, the 2021 Management Consolidated Report, the Auditor's Report relating to the Company's stand-alone and consolidated accounts for the financial year ended December 31, 2021, the proposed amendments and the draft amended and restated articles of association of the Company and the report of the Board of the Company including the detailed justification of the waiver of the preferential subscription right as requested by Article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies, as amended are available at both *www.atento.com* and *www.proxyvote.com*.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Meetings, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Meetings in person, you must reserve your seat by June 22, 2022 by contacting our Investor Relations Department at +1 (979)633-9539 or investor_relations@atento.com Additional details regarding requirements for admission to the Meetings are described in the attached proxy statement under the heading "Attendance at the Meetings."

If you are a shareholder of record as of the Record Date, you will be admitted to the Meetings upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Meetings upon presenting a form of photo identification and proof of share ownership as of the Record Date or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for this purpose.

If you are a holder of ordinary shares you will be entitled to vote at the Meetings or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Meetings, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Meetings. Any shareholder that decides to attend the Meetings in person may, if so desired, revoke the prior proxy by voting such person's ordinary shares at the Meetings.

Luxembourg
June 2, 2022

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ATENTO S.A.
SOCIÉTÉ ANONYME
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761

SCAN TO
VIEW MATERIALS & VOTE

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:59 P.M. Eastern Time on June 23, 2022. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards annual reports or other relevant materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 5:59 P.M. Eastern Time on June 23, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D87748-P76759

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

ATENTO S.A.

The Board of Directors recommends you vote FOR the following:

Agenda of the Annual General Meeting

		For	Against	Abstain
1.	Approval of the audited 2021 Annual Accounts;	☐	☐	☐
2.	Approval of the Audit Report in relation to the 2021 Annual Accounts;	☐	☐	☐
3.	Allocation of results – decision to bring forward the profit made by the Company in relation to the 2021 financial year;	☐	☐	☐
4.	Discharge of the members of the Board of Directors of the Company in relation to the 2021 financial year;	☐	☐	☐
5.	Approval of the audited 2021 Consolidated Accounts;	☐	☐	☐
6.	Approval of the Management Consolidated Report in relation to the 2021 Consolidated Accounts;	☐	☐	☐
7.	Approval of the Audit Report in relation to the 2021 Consolidated Accounts;	☐	☐	☐
8.	Renewal of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors, of the Company;	☐	☐	☐
9.	Acknowledgement of the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of May 24, 2022, of Mr. Anil Bhalla as class I director of the Company as adopted by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024;	☐	☐	☐
10.	Appointment of Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024;	☐	☐	☐
11.	Approval of the 2022 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and	☐	☐	☐
12.	Delegation of powers.	☐	☐	☐

The Board of Directors recommends you vote FOR the following:

Agenda of the Extraordinary General Meeting

		For	Against	Abstain
E1.	Renewal of the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of this EGM and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period;	☐	☐	☐
E2.	Renewal of the Board of Directors' authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees; and	☐	☐	☐
E3.	Delegation of powers.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting and Extraordinary General Meeting:

The Notice and Proxy Statement, the Annual Accounts, the Management Report, the Audit Report relating to the Annual Accounts, the Consolidated Accounts, the Management Consolidated Report, the Audit Report relating to the Consolidated Accounts, the Annual Report on Form 20-F, the report of the Board including justification of the waiver of the preferential subscription right and the proposed amendments and draft coordinated articles of association of the Company are available at www.proxyvote.com.

D87749-P76759

ATENTO S.A.
Annual General Meeting and Extraordinary General Meeting of Shareholders
June 29, 2022 11:00 AM CET
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Raphaël Collin and Flavien Carbone and/or any lawyer or jurist or employee from the law firm CM Law, with professional address at 68 rue Marie-Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held starting at 11:00 AM, Central European Time on June 29, 2022, at the offices of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg BP 2501, L-1025 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

Your **Vote** Counts!

ATENTO S.A.

2022 Annual General Meeting and

Extraordinary General Meeting

Vote by June 23, 2022

5:59 PM ET



ATENTO S.A.
SOCIETE ANONYME
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761

D87751-P76759

You invested in ATENTO S.A. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting and Extraordinary General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 29, 2022.**

Get informed before you vote

View the Notice and Proxy Statement, the Annual Accounts, the Management Report, the Audit Report relating to the Annual Accounts, the Consolidated Accounts, the Management Consolidated Report, the Audit Report relating to the Consolidated Accounts, the Annual Report on Form 20-F, the report of the Board including justification of the waiver of the preferential subscription right and the proposed amendments and draft coordinated articles of association of the Company online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 15, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

June 29, 2022
11:00 AM Central European Time

The offices of Alter Domus
15 Boulevard F.W. Raiffeisen
L-2411 Luxembourg BP 2501, L-1025 Luxembourg
Grand Duchy of Luxembourg

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
Agenda of the Annual General Meeting	
1. Approval of the audited 2021 Annual Accounts;	For
2. Approval of the Audit Report in relation to the 2021 Annual Accounts;	For
3. Allocation of results – decision to bring forward the profit made by the Company in relation to the 2021 financial year;	For
4. Discharge of the members of the Board of Directors of the Company in relation to the 2021 financial year;	For
5. Approval of the audited 2021 Consolidated Accounts;	For
6. Approval of the Management Consolidated Report in relation to the 2021 Consolidated Accounts;	For
7. Approval of the Audit Report in relation to the 2021 Consolidated Accounts;	For
8. Renewal of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors, of the Company;	For
9. Acknowledgement of the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of May 24, 2022, of Mr. Anil Bhalla as class I director of the Company as adopted by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024;	For
10. Appointment of Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024;	For
11. Approval of the 2022 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and	For
12. Delegation of powers.	For
Agenda of the Extraordinary General Meeting	
E1. Renewal of the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of this EGM and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period;	For
E2. Renewal of the Board of Directors' authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees; and	For
E3. Delegation of powers.	For

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Sign up for E-delivery".

Your **Vote** Counts!

ATENTO S.A.

2022 Annual General Meeting and

Extraordinary General Meeting

Vote by June 23, 2022

5:59 PM ET



D87753-P76459

You invested in ATENTO S.A. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting and Extraordinary General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 29, 2022.**

Get informed before you vote

View the Notice and Proxy Statement, the Annual Accounts, the Management Report, the Audit Report relating to the Annual Accounts, the Consolidated Accounts, the Management Consolidated Report, the Audit Report relating to the Consolidated Accounts, the Annual Report on Form 20-F, the report of the Board including justification of the waiver of the preferential subscription right and the proposed amendments and draft coordinated articles of association of the Company online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 15, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

June 29, 2022
11:00 AM Central European Time

The offices of Alter Domus
15 Boulevard F.W. Raiffeisen
L-2411 Luxembourg BP 2501, L-1025 Luxembourg
Grand Duchy of Luxembourg

*If you choose to vote these shares in person at the meeting, you must request a "legal proxy." To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

V1.1

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

ATENTO S.A.

2022 Annual General Meeting and Extraordinary General Meeting
Vote by June 23, 2022
5:59 PM ET

Voting Items	Board Recommends
Agenda of the Annual General Meeting	
1. Approval of the audited 2021 Annual Accounts;	For
2. Approval of the Audit Report in relation to the 2021 Annual Accounts;	For
3. Allocation of results – decision to bring forward the profit made by the Company in relation to the 2021 financial year;	For
4. Discharge of the members of the Board of Directors of the Company in relation to the 2021 financial year;	For
5. Approval of the audited 2021 Consolidated Accounts;	For
6. Approval of the Management Consolidated Report in relation to the 2021 Consolidated Accounts;	For
7. Approval of the Audit Report in relation to the 2021 Consolidated Accounts;	For
8. Renewal of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors, of the Company;	For
9. Acknowledgement of the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of May 24, 2022, of Mr. Anil Bhalla as class I director of the Company as adopted by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024;	For
10. Appointment of Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024;	For
11. Approval of the 2022 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and	For
12. Delegation of powers.	For
Agenda of the Extraordinary General Meeting	
E1. Renewal of the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of this EGM and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period;	For
E2. Renewal of the Board of Directors' authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees; and	For
E3. Delegation of powers.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Atento S.A.
Société Anonyme

Annual accounts and Report of the Réviseur d'entreprises agréé for the financial year ended December 31, 2021

1, Rue Hildegard von Bingen
L-1282 Luxembourg
RCS Luxembourg: B 185761
Subscribed capital: EUR 33,978.85

Table of contents

[This page intentionally left blank]

Deloitte Audit
Société à responsabilité limitée
20 Boulevard de Kockelscheuer
L-1821 Luxembourg

Tel: +352 451 451
www.deloitte.lu

To the Shareholders of

Atento S.A.

1, Rue Hildegard von Bingen

L-1282, Luxembourg

Luxembourg

REPORT OF THE *RÉVISEUR D'ENTREPRISES AGRÉÉ*

Report on the Audit of the Annual Accounts

Opinion

We have audited the annual accounts of Atento S.A. (the "Company"), which comprise the balance sheet as at December 31, 2021 and the profit and loss account for the year then ended and notes to the annual accounts, including a summary of significant accounting policies.

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of the Company as at December 31, 2021 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

Basis for Opinion

We conducted our audit in accordance with the Law of July 23, 2016 on the audit profession (Law of July 23, 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the *"Commission de Surveillance du Secteur Financier"* (CSSF). Our responsibilities under the Law of July 23, 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the *"réviseur d'entreprises agréé"* for the Audit of the Annual Accounts" section of our report. We are also independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Société à responsabilité limitée au capital de 360.000 €
RCS Luxembourg B 67.895
Autorisation d'établissement 10022179

Deloitte.

Other Matters

The annual accounts of the Company for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified opinion on those statements on April 21, 2021.

Responsibilities of the Board of Directors of the Company for the Annual Accounts

The Board of Directors of the Company is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors of the Company determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the *"réviseur d'entreprises agréé"* for the Audit of the Annual Accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the *"réviseur d'entreprises agréé"* that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of July 23, 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of July 23, 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the *"réviseur d'entreprises agréé"* to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the *"réviseur d'entreprises agréé"*. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

For Deloitte Audit, *Cabinet de révision agréé*

Alberto Maria Meriggio

Alberto Maria Meriggio, *Réviseur d'entreprises agréé*
Partner

Luxembourg, May 19, 2022

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email :
centralebilans@statec.etat.lu

RCSL Nr. : B185761	Matricule : 20142205670

BALANCE SHEET

Financial year from 01 01/01/2021 **to** 02 31/12/2021 *(in* 03 EUR*)*

Atento S.A.
1 Rue Hildegard von Bingen
L-1282 Luxembourg

ASSETS

		Reference(s)		Current year		Previous year
A. Subscribed capital unpaid	1101		101		102	
I. Subscribed capital not called	1103		103		104	
II. Subscribed capital called but unpaid	1105		105		106	
B. Formation expenses	1107		107		108	
C. Fixed assets	1109	3.1	109	491,140,958.59	110	495,744,107.59
I. Intangible assets	1111		111		112	
1. Costs of development	1113		113		114	
2. Concessions, patents, licences, trade marks and similar rights and assets, if they were	1115		115		116	
a) acquired for valuable consideration and need not be shown under C.I.3	1117		117		118	
b) created by the undertaking itself	1119		119		120	
3. Goodwill, to the extent that it was acquired for valuable consideration	1121		121		122	
4. Payments on account and intangible assets under development	1123		123		124	
II. Tangible assets	1125		125		126	
1. Land and buildings	1127		127		128	
2. Plant and machinery	1129		129		130	

RCSL Nr. : B185761	Matricule : 20142205670

		Reference(s)		Current year		Previous year
3. Other fixtures and fittings, tools and equipment	1131		131		132	
4. Payments on account and tangible assets in the course of construction	1133		133		134	
III. Financial assets	1135	2.2.2,3	135	491,140,958.59	136	495,744,107.59
1. Shares in affiliated undertakings	1137	3.1	137	491,140,958.59	138	495,744,107.59
2. Loans to affiliated undertakings	1139		139		140	
3. Participating interests	1141		141		142	
4. Loans to undertakings with which the undertaking is linked by virtue of participating interests	1143		143		144	
5. Investments held as fixed assets	1145		145		146	
6. Other loans	1147		147		148	
D. Current assets	1151	2.2.3,4.1,4.2,5	151	25,471,704.04	152	22,084,272.11
I. Stocks	1153		153		154	
1. Raw materials and consumables	1155		155		156	
2. Work in progress	1157		157		158	
3. Finished goods and goods for resale	1159		159		160	
4. Payments on account	1161		161		162	
II. Debtors	1163	2.2.3,4	163	13,863,279.45	164	10,149,205.54
1. Trade debtors	1165		165		166	
a) becoming due and payable within one year	1167		167		168	
b) becoming due and payable after more than one year	1169		169		170	
2. Amounts owed by affiliated undertakings	1171	4.1	171	13,611,829.11	172	8,552,143.62
a) becoming due and payable within one year	1173	4.1.1	173	13,611,829.11	174	8,552,143.62
b) becoming due and payable after more than one year	1175		175		176	
3. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1177		177		178	
a) becoming due and payable within one year	1179		179		180	
b) becoming due and payable after more than one year	1181		181		182	
4. Other debtors	1183	4.2	183	251,450.34	184	1,597,061.92
a) becoming due and payable within one year	1185	4.2.1	185	251,450.34	186	1,597,061.92
b) becoming due and payable after more than one year	1187		187		188	

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
III. Investments	1189 5	189	10,902,688.39	190	10,696,169.17
1. Shares in affiliated undertakings	1191	191		192	
2. Own shares	1209 2.2.7,5.1	209	10,902,688.39	210	10,696,169.17
3. Other investments	1195	195		196	
IV. Cash at bank and in hand	1197	197	705,736.20	198	1,238,897.40
E. Prepayments	1199 2.2.5	199	0.00	200	0.00
TOTAL (ASSETS)		201	516,612,662.63	202	517,828,379.70

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761	Matricule : 20142205670

CAPITAL, RESERVES AND LIABILITIES

		Reference(s)		Current year		Previous year
A. Capital and reserves	1301	6	301	499,839,357.37	302	497,095,249.40
I. Subscribed capital	1303	6.1	303	33,978.85	304	33,978.85
II. Share premium account	1305	6.2	305	479,666,865.20	306	479,873,384.42
III. Revaluation reserve	1307		307		308	
IV. Reserves	1309		309	10,906,086.28	310	10,699,567.06
1. Legal reserve	1311	6.3	311	3,397.89	312	3,397.89
2. Reserve for own shares	1313	2.2.7,6.4	313	10,902,688.39	314	10,696,169.17
3. Reserves provided for by the articles of association	1315		315		316	
4. Other reserves, including the fair value reserve	1429		429		430	
a) other available reserves	1431		431		432	
b) other non available reserves	1433		433		434	
V. Profit or loss brought forward	1319		319	6,488,319.07	320	7,857,225.60
VI. Profit or loss for the financial year	1321		321	2,744,107.97	322	-1,368,906.53
VII. Interim dividends	1323		323		324	
VIII. Capital investment subsidies	1325		325		326	
B. Provisions	1331		331		332	
1. Provisions for pensions and similar obligations	1333		333		334	
2. Provisions for taxation	1335		335		336	
3. Other provisions	1337		337		338	
C. Creditors	1435	2.2.6,7	435	16,773,305.26	436	20,733,130.30
1. Debenture loans	1437		437		438	
a) Convertible loans	1439		439		440	
i) becoming due and payable within one year	1441		441		442	
ii) becoming due and payable after more than one year	1443		443		444	
b) Non convertible loans	1445		445		446	
i) becoming due and payable within one year	1447		447		448	
ii) becoming due and payable after more than one year	1449		449		450	
2. Amounts owed to credit institutions	1355		355		356	
a) becoming due and payable within one year	1357		357		358	
b) becoming due and payable after more than one year	1359		359		360	

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761	Matricule : 20142205670

		Reference(s)		Current year		Previous year
3. Payments received on account of orders in so far as they are not shown separately as deductions from stocks	1361		361		362	
a) becoming due and payable within one year	1363		363		364	
b) becoming due and payable after more than one year	1365		365		366	
4. Trade creditors	1367	7.1	367	396,567.22	368	469,263.03
a) becoming due and payable within one year	1369	7.1.1	369	396,567.22	370	469,263.03
b) becoming due and payable after more than one year	1371		371		372	
5. Bills of exchange payable	1373		373		374	
a) becoming due and payable within one year	1375		375		376	
b) becoming due and payable after more than one year	1377		377		378	
6. Amounts owed to affiliated undertakings	1379	7.2	379	16,256,233.69	380	19,001,838.94
a) becoming due and payable within one year	1381	7.2.1	381	16,256,233.69	382	19,001,838.94
b) becoming due and payable after more than one year	1383		383		384	
7. Amounts owed to undertakings with which the undertaking is linked by virtue of participating interests	1385		385		386	
a) becoming due and payable within one year	1387		387		388	
b) becoming due and payable after more than one year	1389		389		390	
8. Other creditors	1451	7.3	451	120,504.35	452	1,262,028.33
a) Tax authorities	1393	7.3.1	393	120,504.35	394	1,262,028.33
b) Social security authorities	1395		395		396	
c) Other creditors	1397		397		398	
i) becoming due and payable within one year	1399		399		400	
ii) becoming due and payable after more than one year	1401		401		402	
D. Deferred income	1403		403		404	
TOTAL (CAPITAL, RESERVES AND LIABILITIES)			405	516,612,662.63	406	517,828,379.70

The notes in the annex form an integral part of the annual accounts

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email :
centralebilans@statec.etat.lu

RCSL Nr. : B185761	Matricule : 20142205670

PROFIT AND LOSS ACCOUNT

Financial year from 01 01/01/2021 **to** 02 31/12/2021 *(in* 03 EUR*)*

Atento S.A.
1 Rue Hildegard von Bingen
L-1282 Luxembourg

PROFIT AND LOSS ACCOUNT

		Reference(s)		Current year		Previous year
1. Net turnover	1701		701		702	
2. Variation in stocks of finished goods and in work in progress	1703		703		704	
3. Work performed by the undertaking for its own purposes and capitalised	1705		705		706	
4. Other operating income	1713	2.2.8,8	713	4,066,076.21	714	5,185,976.38
5. Raw materials and consumables and other external expenses	1671	9	671	-823,452.58	672	-1,433,642.08
a) Raw materials and consumables	1601		601		602	
b) Other external expenses	1603	9.1	603	-823,452.58	604	-1,433,642.08
6. Staff costs	1605	10	605		606	
a) Wages and salaries	1607		607		608	
b) Social security costs	1609		609		610	
i) relating to pensions	1653		653		654	
ii) other social security costs	1655		655		656	
c) Other staff costs	1613		613		614	
7. Value adjustments	1657		657		658	
a) in respect of formation expenses and of tangible and intangible fixed assets	1659		659		660	
b) in respect of current assets	1661		661		662	
8. Other operating expenses	1621	11	621	-389,561.06	622	-416,093.72

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B185761	Matricule : 20142205670

		Reference(s)		Current year		Previous year
9. Income from participating interests	1715		715		716	
a) derived from affiliated undertakings	1717		717		718	
b) other income from participating interests	1719		719		720	
10. Income from other investments and loans forming part of the fixed assets	1721		721		722	
a) derived from affiliated undertakings	1723		723		724	
b) other income not included under a)	1725		725		726	
11. Other interest receivable and similar income	1727	12	727	352,484.78	728	150,614.99
a) derived from affiliated undertakings	1729	12.1	729	205,715.09	730	91,602.74
b) other interest and similar income	1731	12.2	731	146,769.69	732	59,012.25
12. Share of profit or loss of undertakings accounted for under the equity method	1663		663		664	
13. Value adjustments in respect of financial assets and of investments held as current assets	1665		665	0.00	666	2,883,616.33
14. Interest payable and similar expenses	1627	13	627	-651,957.70	628	-7,700,336.64
a) concerning affiliated undertakings	1629	13.1	629	-30,317.84	630	-29,835.32
b) other interest and similar expenses	1631	13.2	631	-621,639.86	632	-7,670,501.32
15. Tax on profit or loss	1635		635	0.00	636	-34,226.79
16. Profit or loss after taxation	1667		667	2,553,589.65	668	-1,364,091.53
17. Other taxes not shown under items 1 to 16	1637	14	637	190,518.32	638	-4,815.00
18. Profit or loss for the financial year	1669		669	2,744,107.97	670	-1,368,906.53

The notes in the annex form an integral part of the annual accounts

1. General information

Atento S.A. (hereafter the "**Company**") was incorporated on March 5, 2014 and is organised under the laws of Luxembourg as a Société Anonyme for an unlimited period.

The registered office of the Company is established at 1 Rue Hildegard von Bingen, L-1282 Luxembourg registered with the Trade and Companies' Register of Luxembourg under number B185761.

The Company's financial year starts on January 1 and ends on December 31 of each year.

The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

The Company may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company.

The Company may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any type in accordance with Luxembourg law.

The Company may carry out any commercial, industrial, financial, real estate or intellectual property or other activities which it considers useful for the accomplishment of these purposes.

The Company is listed under "ATTO" on the New-York Stock Exchange since October 2, 2014.

The Company also prepares consolidated accounts, which are subject to publication as prescribed by the Luxembourg law.

2. Summary of significant accounting policies and valuation methods

2.1. General principles

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements and according to generally accepted accounting principles applicable in Luxembourg under the historical cost convention. The accounting policies and valuation principles are, apart from those enforced by the law, determined and implemented by the Management.

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the Management to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed.

2.1. General principles (cont.)

The Management believes that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

2.2. Significant accounting and valuation policies

The significant accounting and valuation policies of the Company can be summarised as follows:

2.2.1. Formation expenses

The formation expenses are fully amortised during the year in which they are incurred.

2.2.2. Financial assets

Financial assets such as shares in affiliated undertakings, participating interests, loans to these undertakings, investments held as fixed assets and other loans are valued at their nominal value.

If the Management determines that a durable impairment has occurred in the value of a financial asset, a value adjustment is made in order to reflect that loss. These value adjustments are not continued if the reasons for which they were made have ceased to apply.

2.2.3. Debtors

Debtors are recorded at their nominal value. A value adjustment is made when their recovery is partly or completely in doubt. These value adjustments are not continued if the reasons for which they were made have ceased to apply.

2.2.4. Foreign currency translation

The Company maintains its books and records in EUR.

All transactions expressed in currency other than EUR are translated into EUR at the exchange rate prevailing at the date of the transaction.

The formation expenses, the fixed assets and own shares expressed in another currency than EUR are translated in EUR at the exchange rate prevailing at the date of their acquisition. At the balance sheet date, these fixed assets are maintained at their historical exchange rate.

Cash is translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses resulting from this conversion are accounted for in the profit and loss account for the year.

2.2.4. Foreign currency translation (cont.)

Other assets and liabilities are translated separately respectively at the lower (assets) or at the higher (liabilities) of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The realised exchange gains and losses are recorded in the profit and loss account at the moment of their realisation.

In the case there is an economic link between an asset and a liability, they are translated in total and only the unrealised net exchange losses are accounted for in the profit and loss account.

2.2.5. Prepayments

This item includes charges incurred during the financial year but attributable to a subsequent financial year.

2.2.6. Creditors

Creditors are recorded at their repayment value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the maturity of the debt.

2.2.6.1. Other creditors - Tax

This item includes the tax liability estimated by the Company for the financial years for which the Company has not been assessed yet. The advance payments are disclosed in the assets of the balance sheet under "**Other debtors**".

2.2.7. Own shares

Own shares are carried at the lower of the purchase price including the expenses incidental thereto, or, market value. The market value corresponds to the last available quoted price in an active market for quote securities.

They are subject to value adjustments where their recovery is compromised. These value adjustments are reversed when the reasons for which the value adjustments were made have ceased to apply.

2.2.8. Share-based payments

Awards made under the Group's Long-term Incentive Plans, in the form of equity-settled share-based payments, are satisfied by the Company on behalf of its affiliated undertakings.

3. Financial assets

3.1. Shares in affiliated undertakings

The shares in affiliated undertakings are as follows:

Name of the company	Registered office	Percentage of ownership	Closing date of last financial period	Shareholders equity (EUR)	Results of last financial period (EUR)	Net Investment amount 31.12.2021 (EUR)	Net Investment amount 31.12.2020 (EUR)
Atalaya Luxco Midco S.à.r.l.	1 rue Hildegard von Bingen, L-1282 Luxembourg	100.00%	31/12/2021	557,442,345.00	(1,960,484.52)	491,140,958.59	495,744,107.59

The figures mentioned in the Shareholders' equity and the Results of the last financial period are based on the unaudited last annual accounts available.

On May 14, 2021, the Company received a partial reimbursment of the existing share premium from Atalaya Luxco Midco S.à r.l. in the amount of EUR 4,603,149.00 (equivalent to USD 5,561,064.00 USD). The share premium payment was settled in kind by the reimbursement of the Intercompany Loan 2, IL2WHT and its accrued interests as described in note 7.2.1.

The Management considered the valuation of the subsidiary based on the latest evolution of the Covid-19 and information available and that no value adjustment is required

4. Debtors

4.1. Amounts owed by affiliated undertakings

4.1.1. becoming due and payable within one year

The short-term loan can be summarized in the following table :

Nature	Subscriber	Maturity date	Interest Rate	Carrying Value 31.12.2020 (EUR)	Capitalisation / (Reimbursement) (EUR)	Carrying Value 31.12.2021 (EUR)	Interest income 31.12.2021 (EUR)	Accrued interests 31.12.2021 (EUR)
Intercompany loan 1	Atento Luxco 1 S.A.	31/12/2022	7,85%	1,000,000.00	0.00	1,000,000.00	78,513.11	350,370.58

On July 17, 2017, the Company entered in an intercompany loan agreement as lender with Atento Luxco 1 S.A. as borrower for an amount of EUR 1,000,000.00 (the "**Intercompany Loan 1**"). The Intercompany Loan 1 had a final repayment date of December 31, 2022 and bears a yield of 7.85% per annum.

As at December 31, 2021, the nominal value and the accrued interest amount to EUR 1,000,000.00 and EUR 350,370.58, respectively (2020: EUR 1,000,000.00 and EUR 271,857.47, respectively).

The interest income on the Intercompany Loan 1 for the financial year amounts to EUR 78,513.11 (2020: EUR 78,726.03).

4.1.1. becoming due and payable within one year (cont.)

In the opinion of the Management, no permanent decrease in value occurred and therefore, no value adjustment was estimated necessary as at December 31, 2021 on loans to affiliated undertakings.

This item is also composed of:

- head office costs recharged and to be recharged to affiliated undertakings for a total amount of EUR 3,997,688.45 (2020: EUR 2,803,493.84);
- advances with affiliated undertakings for a total amount of EUR 420,478.92 (2020: EUR 338,590.83); and
- invoices to be issued and issued to affiliated undertakings in relation to the vesting of the stock-based compensation plan for EUR 7,843,291.16 (2020: EUR 4,138,201.48).

4.2. Other debtors

4.2.1. becoming due and payable within one year

This item is composed of:

- VAT recoverable for a total amount of EUR 175,012.91 (2020: EUR 935,114.69); and
- Withholding tax on director's fees for a total amount of EUR 76,437.43 (2020: EUR 0.00).

5. Investments

5.1. Own shares

Gross book value 31.12.2020 (EUR)	Additions for the year (EUR)	Disposals for the year (EUR)	Gross book value 31.12.2021 (EUR)	Accumulated value adjustment 31.12.2020 (EUR)	Value adjustment 31.12.2021 (EUR)	Accumulated value adjustment 31.12.2021 (EUR)	Net book value 31.12.2020 (EUR)	Net book value 31.12.2021 (EUR)
10,696,169.17	733,156.87	(526,637.65)	10,902,688.39	0.00	0.00	0.00	10,696,169.17	10,902,688.39

As at January 1, 2021, the Company held a total of 1,010,502 own shares for a net book value of EUR 10,696,169.17 (equivalent to USD 11,989,140.97).

During the financial year 2021, as a result of the fifth and the sixth vestings of the stock-based compensation plan, the Company granted a total of 202,064 ordinary shares for which the cost amounted to EUR 526,637.35 (equivalent to USD 595,013.81).

During the financial year 2021, as part of a share buyback program, the Company bought back 42,370 ordinary shares for a total amount of EUR 733,156.87 (equivalent to USD 878,427.52) (2020: 605,913 ordinary shares for a total amount of EUR 1,142,476.38 (equivalent to USD 1,327,511.57).

The Management considered the valuation of the own shares and decided that no value adjustments were needed

5.1. Own shares (cont.)

As at December 31, 2021, the Company held a total of 850,808 own shares for a net book value of EUR 10,902,688.39 (equivalent to USD 12,272,554.68) (2020: EUR 10,696,169.17 (equivalent to USD 11,989,140.97)).

The company also increased its reserve for own shares to an amount of EUR 10,902,688.39 (equivalent to USD 12,272,554.68) (2020: EUR 10,696,169.17 (equivalent to USD 11,989,140.97)) (Refer to note 6.4).

6. Capital and reserves

6.1. Subscribed capital

As of December 31, 2021, the subscribed capital, amounting to EUR 33,978.85, is represented by 15,000,000 shares without nominal value.

The authorised capital, excluding the issued share capital, is set at EUR 999,997,023.15.

6.2. Share premium account

As at January 1, 2021, a share premium was amounting to EUR 479,873,384.42.

During the financial year 2021, the Company allocated a part of its share premium to the reserve for own shares for a total amount of EUR 733,156.87 (equivalent to USD 878,427.52) (Refer to note 6.4).

Following the fifth and the sixth vestings of the stock-based compensation, the Company recorded an adjustment in the reserve for own shares and increased the share premium for a total amount of EUR 526,637.65 (equivalent to USD 595,013.81).

As at December 31, 2021, there is a share premium for a total amount of EUR 479,666,865.20.

6.3. Legal reserve

In accordance with Luxembourg company law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve reaches 10% of the issued share capital. The legal reserve is not available for distribution to the shareholders.

6.4. Reserve for own shares

As at January 1, 2021, the reserve for own shares amounted to EUR 10,696,169.17 (equivalent to USD 11,989,140.97).

6.4. Reserve for own shares (cont.)

In accordance with Luxembourg company law, the Company increased its non-distributable reserve "Reserve for own shares or own corporate units" following the acquisition of own shares as part of a share buyback program during the financial year for a total amount of EUR 733,156.87 (equivalent to USD 878,427.52) (2020: EUR 1,142,476.38 (equivalent to USD 1,327,511.57)), decreased this non-distributable reserve following the fifth and the sixth vestings of the stock-based compensation plan for a total amount of EUR 526,637.65 (equivalent to USD 595,013.81) (2020: EUR 7,511,134.29 (equivalent to USD 8,686,617.19)).

As at December 31, 2021, the reserve for own shares amounts to EUR 10,902,688.39 (equivalent to USD 12,272,554.68) (2020: EUR 10,696,169.17 (equivalent to USD 11,989,140.97).

7. Creditors

7.1. Trade creditors

7.1.1. becoming due and payable within one year

This item is composed of:

- invoices payable for an amount of EUR 280,464.86 (2020: EUR 305,107.90); and
- accruals for audit, tax and administrative fees for a total amount of EUR 116,102.36 (2020: EUR 164,155.13).

7.2. Amounts owed to affiliated undertakings

7.2.1. becoming due and payable within one year

The short-term loans can be summarized in the following table:

Nature	Subscriber	Maturity date	Interest Rate	Carrying Value (original currency)	Carrying Value 31.12.2020 (EUR)	Capitalisation/ (Reimbursement) (EUR)	FX changes 31.12.2021 (EUR)	Carrying Value 31.12.2021 (EUR)	Capitalised interest 31.12.2021 (EUR)	Interest expenses 31.12.2021 (EUR)	Accrued interests 31.12.2021 (EUR)
Intercompany loan 2	Atento Chile S.A.	03/02/2021	3.00%	USD 5,040,322.58	4,284,019.70	(4,157,652.87)	(126,366.83)	0.00	0.00	41,321.94	0.00
Intercompany loan 3	Atento Spain Holdco S.L.U.	31/12/2022	1.40%	USD 3,000,000.00	2,654,632.34	0.00	0.00	2,654,632.34	0.00	35,515.22	92,859.44
					6,938,652.04	**(4,157,652.87)**	**(126,366.83)**	**2,654,632.34**	**0.00**	**76,837.16**	**92,859.44**

7.2.1. becoming due and payable within one year (cont.)

On November 20, 2017, the Company entered in a short-term intercompany loan agreement as borrower with Atento Chile S.A. as lender for an amount of EUR 4,244,121.89 (equivalent to USD 5,000,000.00) (the "**Intercompany Loan 2**"). The Intercompany Loan 2 shall have a final repayment date on February 3, 2021 and shall bear a yield of 3.00% per annum.

The issuance of this Intercompany Loan 2 was subject to a withholding tax for an amount of EUR 34,226.79 (equivalent to USD 40,322.58) (the "IL2WHT"). The IL2WHT will be repaid by the Company to Atento Chile S.A. and is to be considered as part of the nominal value to determine the interest payable.

On May 14, 2021, the Company reimbursed in kind the Intercompany Loan 2, IL2WHT and the accrued interests for an amount of EUR 4,124,391.65 (equivalent to USD 5,000,000.00), EUR 33,261.22 (equivalent to USD 40,322.58) and EUR 429,545.48 (equivalent to USD 520,737.98), respectively against the existing share premium in Atalaya Luxco Midco S.à r.l. (See note 3.1).

The interest expenses on the Intercompany Loan 2 for the financial year amounts to EUR 41,321.94 (equivalent to USD 49,712.78) (2020: EUR 135,342.02 (equivalent to USD 154,175.87)).

The realised exchange gains realised on the reimbursement of the nominal value and the IL2WHT amounts to EUR 126,366.83.

* On July 2, 2019, the Company entered in an intercompany loan agreement as borrower with Atento Spain Holdco S.L.U. as lender for an amount of EUR 2,654,632.34 (equivalent to USD 3,000,000.00) (the "**Intercompany Loan 3**"). The Intercompany Loan 3 shall have a final repayment date on December 31, 2022 and shall bear a yield of 1.40% per annum.

As at December 31, 2021, the nominal value and the accrued interest amount to EUR 2,654,632.34 (equivalent to USD 3,000,000.00) and EUR 92,859.44 (equivalent to USD 105,172.55) (2020: EUR 2,654,632.34 (equivalent to USD 3,000,000.00) and EUR 55,928.41 (equivalent to USD 63,172.59), respectively).

The interest expenses on the Intercompany Loan 3 for the financial year amounts to EUR 35,515.22 (equivalent to USD 41,999.96) (2020: EUR 36,946.72 (equivalent to USD 42,115.07)).

This item is also composed of:

- invoice received from affiliated undertakings for fees in relation to the initial public offering by the Company of certain of its shares for a total amount of EUR 1,472,265.99 (2020: EUR 2,648,787.03);
- payables towards affiliated undertakings related to the share buyback program and invoices paid on behalf of the Company for the total amount of EUR 9,794,222.78 (2020: EUR 7,538,943.75); and
- payables towards affiliated undertakings in relation to the vesting of the stock-based compensation plan for a total amount of EUR 2,242,253.14 (2020: EUR 1,407,056.82) (Refer to note 4.1.1).

7.3. Other creditors

7.3.1. Tax authorities

This item is composed of:

- VAT payable for a total amount of EUR 44,097.02 (2020: EUR 1,262,028.33); and
- Withholding tax on director fees for a total amount of EUR 76,407.33 (2020: EUR 0.00).

8. Other operating income

This item is composed of:

- vesting of the stock-based compensation plan recharged to affiliated undertakings for an amount of EUR 2,869,893.36 (2020: EUR 3,356,479.69) (Refer to note 4.1.1); and
- head office costs recharged and to be recharged to affiliated undertakings for an amount of EUR 1,196,182.85 (2020: EUR 1,829,496.69).

9. Raw materials and consumables and other external expenses

9.1. Other external expenses

This item is composed of:

- recurring accountant fees for a total amount of EUR 183,681.67 (2019: EUR 250,763.07);
- legal fees for a total amount of EUR 105,772.64 (2020: EUR 341,714.91);
- audit fees for a total amount of EUR 85,844.00 (2020: EUR 161,707.91);
- fiscal fees for a total amount of EUR 27,271.86 (2020: EUR 27,186.03); and
- other fees for a total amount of EUR 420,882.41 (2020: EUR 652,270.16).

10. Staff

The Company has not had any employees during the financial year ended December 31, 2021 and 2020.

11. Other operating expenses

This item is mainly composed of:

- director fees for a total amount of EUR 308,286.73 (2020: EUR 290,446.38); and
- WHT on director fees for a total amount of EUR 76,407.33 (2020: EUR 0.00).

12. Other interest receivable and similar income

12.1. derived from affiliated undertakings

This item is composed of:

- interest income on Intercompany Loan 1 for an amount of EUR 78,513.11 (2020: EUR 78,726.03) (Refer to note 4.1.1); and
- realized foreign exchange gains with affiliated undertakings for a total amount of EUR 127,201.98 (2020: EUR 12,876.71).

12.2. other interest and similar income

This item is composed of foreign realized exchange gains with third parties for a total amount of EUR 146,769.69 (2020: EUR 59,012.25).

13. Interest payable and similar expenses

13.1. concerning affiliated undertakings

This item is composed of:

- interest expenses on intercompany loans from affiliated undertakings for a total amount of EUR 76,837.16 (2020: EUR 172,288.74) (Refer to note 7.2.1); and
- reversal of foreign exchange losses with affiliated undertakings for a total amount of (EUR 46,519.32) (2020: (EUR 142,453.42))

13.2. other interests and similar expenses

This item is composed of:

- foreign exchange losses for a total amount of EUR 95,002.21 (2020: EUR 159,367.03); and
- loss on disposal of own shares in relation to the fifth and the sixth vestings for an amount of EUR 526,637.65 (equivalent to USD 595,013.81) (2020: EUR 7,511,134.29 (equivalent to USD 5,255,451.66).

14. Tax status

The Company is subject in Luxembourg to the applicable general tax regulations.

This item is composed of:

- Net Wealth Tax for the financial year 2021 for a total amount of EUR 4,815.00 (2020: EUR 4,815.00).
- Regularisation of VAT for a total creditor amount of EUR 195,333.32 (2020: EUR 0.00)

15. Related parties transactions

The nature of the related parties relationships and the transactions with those related parties for the years ended December 31, 2021 and 2020 are detailed in the following notes:

- short-term loans owed by affiliated undertakings and related accrued interests (See note 4.1.1)
- head office costs recharged to affiliated undertakings (See note 4.1.1)
- advances with affiliated undertakings (See note 4.1.1)
- invoices to be issued and issued to affiliated undertakings in relation to the vesting of the stock-based compensation plan (See note 4.1.1)
- short-term loans owed to affiliated undertakings and related accrued interest (See note 7.2.1)
- invoice received from affiliated undertakings for fees in relation to the initial public offering by the Company of certain of its shares (See note 7.2.1)
- payables towards affiliated undertakings related to the share buyback program and invoices paid on behalf of the Company (See note 7.2.1)
- payables towards affiliated undertakings in relation to the vesting of the stock-based compensation plan (See note 7.2.1)

16. Compensations granted to the Management

The Company paid director fees for a total amount of EUR 308,286.73 to the Management for the financial year ended December 31, 2021 (2020: EUR 290,446.38).

The vesting of the stock-based compensation plan is composed of a time restricted stock unit plan (the "**TRSU Plan**") vested in 2021 for a total number of 202,064 shares delivered (2020: 1,305,065 shares delivered).

There are no advances and loans granted to the Management for the financial year ended December 31, 2021 (2020: EUR 0.00).

17. Off-balance sheet commitments and contingencies

During 2015, the Company launched a stock-based compensation plan for the employees of Atento group.

During 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group.

During 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group. The Atento long term incentive plan 2020 is composed of:

- long term performance award based on the achievement of the average EBITDA margin for the 2020-2022 period. The related vesting date is August 3, 2023; and
- stock option plan allowing participants to purchase company shares at a fixed price after a vesting period and until the expiration of the exercise term. The grant date was August 3, 2020 and the related vesting dates are August 3, 2021, August 3, 2022 and August 3, 2023.

17. Off-balance sheet commitments and contingencies (cont.)

During 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group. The Atento long term incentive plan 2021 is composed of:

- long term performance award based on the achievement of the average EBITDA margin for the 2021-2023 period. The related vesting date is February 26, 2024; and
- stock option plan allowing participants to purchase company shares at a fixed price after a vesting period and until the expiration of the exercise term. The grant date was February 24, 2021 and the related vesting dates are February 24, 2022, February 24, 2023 and February 24, 2024.

18. Subsequent events

On January 14, 2022, the Board approved to increase the share capital of the Company within its authorized share capital by an amount of one thousand twenty-three Euros and thirteen cents (EUR 1,023.13) through the issuance of four hundred fifty-one thousand six hundred sixty-seven (451,667) new shares without nominal value to employees each having an implied par value of EUR 0.002265256, to be paid out of distributable reserves of the Company from the current amount of EUR 33,978.85 to EUR 35,001.98.

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation may have impact on the European economies and globally. The Company does not have any significant direct exposure to Ukraine, Russia or Belarus. However, the impact on the general economic situation may require revisions of certain assumptions and estimates. This may lead to material adjustments to the carrying value of certain assets and liabilities within the next financial year. At this stage management is not able to reliably estimate the impact as events are unfolding day-by-day.

The longer-term impact may also affect trading volumes, cash flows and profitability. Nevertheless, at the date of these financial statements the Company continues to meet its obligations as they fall due and therefore continues to apply the going concern basis of preparation.

ATENTO S.A.

Société anonyme

Consolidated financial statements and consolidated management report for the year ended December 31, 2021

1, rue Hildegard von Bingen, L-1282 Luxembourg
RCS Luxembourg: B185761

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2021

1, rue Hildegard Von Bingen
L-1782 Luxembourg-Findel
RCS Luxembourg: B 185761

INDEX

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Deloitte.

Deloitte Audit
Société à responsabilité limitée
20 Boulevard de Kockelscheuer
L-1821 Luxembourg

Tel: +352 451 451
www.deloitte.lu

To the Shareholders of

Atento S.A.

1, rue Hildegard Von Bingen

L-1782, Luxembourg

Luxembourg

REPORT OF THE *RÉVISEUR D'ENTREPRISES AGRÉÉ*

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Atento S.A. (the "Group") and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2021, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2021, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Basis for Opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the *"Commission de Surveillance du Secteur Financier"* (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the *"réviseur d'entreprises agréé"* for the Audit of the Consolidated Financial Statements" section of our report. We are also independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Société à responsabilité limitée au capital de 360.000 €
RCS Luxembourg B 67.895
Autorisation d'établissement 10022179

Deloitte.

Other Matters

The consolidated financial statements of the Company for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified opinion on those statements on April 21, 2021.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the management report but does not include the consolidated financial statements and our report of the *"réviseur d'entreprises agréé"* thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information we are required to report this fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors of the Group for the Consolidated Financial Statements

The Board of Directors of the Group is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors of the Group determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the *"réviseur d'entreprises agréé"* for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the *"réviseur d'entreprises agréé"* that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the *"réviseur d'entreprises agréé"* to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the *"réviseur d'entreprises agréé"*. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Other Legal and Regulatory Requirements

The management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

For Deloitte Audit, *Cabinet de révision agréé*

Alberto Maria Meriggio

Alberto Maria Meriggio, *Réviseur d'entreprises agréé*
Partner

Luxembourg, May 19, 2022

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
ASSETS	**Notes**	**2020**	**2021**
NON - CURRENT ASSETS			
Property, plant and equipment	**9**	**90,888**	**81,395**
Goodwill	**7**	**103,014**	**91,941**
Right-of-use assets	**10**	**137,842**	**142,705**
Intangible assets	**6**	**106,643**	**104,886**
Non-current financial assets		**70,275**	**70,604**
Trade and other receivables	13	20,995	22,240
Other non-current financial assets	12	38,192	35,607
Derivative financial instruments	14	11,088	12,757
Other taxes recoverable	**20c)**	**4,815**	**4,505**
Deferred tax assets	**20b)**	**90,850**	**110,102**
TOTAL NON-CURRENT ASSETS		**604,327**	**606,138**
CURRENT ASSETS			
Trade and other receivables		**324,850**	**329,443**
Trade and other receivables	13	299,086	295,309
Current income tax receivable	20c)	25,764	30,899
Derivative financial instruments	14	-	3,235
Other taxes recoverable	**20c)**	**36,794**	**42,627**
Other current financial assets	**12**	**1,158**	**744**
Cash and cash equivalents	**15**	**208,994**	**128,824**
TOTAL CURRENT ASSETS		**571,796**	**501,638**
TOTAL ASSETS		**1,176,123**	**1,107,776**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
LIABILITIES	**Notes**	**2020**	**2021**
CURRENT LIABILITIES			
Debt with third parties	**17**	**133,187**	**119,017**
Derivative financial instruments	**14**	-	**29,646**
Trade and other payables		**249,723**	**271,429**
Trade payables	18	59,415	85,274
Income tax payables	20c)	16,838	8,872
Other taxes payables	20c)	97,104	88,606
Other non-trade payables	18	76,366	88,677
Provisions and contingencies	**21**	**21,875**	**17,016**
TOTAL CURRENT LIABILITIES		**404,785**	**437,108**
NON-CURRENT LIABILITIES			
Debt with third parties	17	594,636	599,262
Derivative financial instruments	14	5,220	26,302
Provisions and contingencies	21	45,617	37,672
Non-trade payables	18	4,296	18,654
Other taxes payable	20c)	1,893	1,653
TOTAL NON-CURRENT LIABILITIES		**651,662**	**683,543**
TOTAL LIABILITIES		**1,056,447**	**1,120,651**
NET ASSETS		**119,676**	**(12,875)**
EQUITY			
Share capital	19	49	49
Share premium	19	613,619	617,059
Treasury shares	19	(12,312)	(12,693)
Retained losses	19	(178,988)	(273,248)
Translation differences	19	(280,715)	(321,248)
Hedge accounting effects	19	(37,360)	(41,294)
Stock-based compensation	19	15,383	18,499
TOTAL EQUITY		**119,676**	**(12,875)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

For the years ended December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,	
	Notes	**2020**	**2021**
Revenue	**22**	**1,412,262**	**1,449,225**
Other operating income	23	5,574	10,538
Other gains	24	99	35
Operating expenses:			
Supplies	25a)	(72,276)	(109,769)
Employee benefit expenses	25b)	(1,060,408)	(1,102,668)
Depreciation	25c)	(73,939)	(73,159)
Amortization	25c)	(46,981)	(60,069)
Changes in trade provisions	13	(5,293)	296
Impairment charges	8	-	(1,977)
Other operating expenses	26	(118,711)	(99,945)
OPERATING PROFIT		**40,327**	**12,507**
Finance income	27	15,683	15,506
Finance costs	27	(70,293)	(91,889)
Change in fair value	27	-	(42,285)
Net foreign exchange loss	27	(27,818)	17,669
NET FINANCE EXPENSE		**(82,428)**	**(100,999)**
PROFIT/(LOSS) BEFORE INCOME TAX		**(42,101)**	**(88,492)**
Income tax expense	20	(4,779)	(4,459)
PROFIT/(LOSS) FOR THE YEAR		**(46,880)**	**(92,951)**
PROFIT/(LOSS) ATTRIBUTABLE TO:			
OWNERS OF THE COMPANY		(46,880)	(92,951)
NON-CONTROLLING INTEREST		-	-
PROFIT/(LOSS) FOR THE YEAR		**(46,880)**	**(92,951)**
EARNINGS/(LOSS) PER SHARE:			
Basic earnings/(loss) per share (in U.S. dollars)	**29**	**(3.33)**	**(6.61)**
Diluted earnings/(loss) per share (in U.S. dollars)	**29**	**(3.33)**	**(6.61)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,	
	2020	**2021**
Loss for the year	**(46,880)**	**(92,950)**
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:		
Net investment hedge	13,838	7,950
Exchange differences on translation of foreign operations	(42,326)	(11,884)
Translation differences	(9,442)	(40,533)
Other comprehensive income/(loss)	**(37,930)**	**(44,467)**
Total comprehensive income/(loss)	**(84,810)**	**(137,417)**
Total comprehensive income/(loss) attributable to:		
Owners of the parent	(84,810)	(137,417)
Non-controlling interest	-	-
Total comprehensive income/(loss)	**(84,810)**	**(137,417)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020	-	207,020
Comprehensive income/(loss) for the year	-	-	-	(46,880)	(9,442)	(28,488)	-	(84,810)	-	(84,810)
Loss for the year	-	-	-	(46,880)	-	-	-	(46,880)	-	(46,880)
Other comprehensive income/(loss)	-	-	-	-	(9,442)	(28,488)	-	(37,930)	-	(37,930)
Stock-based compensation	-	-	-	-	-	-	3,832	3,832	-	3,832
Shares delivered	-	(5,842)	8,335	-	-	-	(2,493)	-	-	-
Acquisition of treasury shares	-	-	(1,328)	-	-	-	-	(1,328)	-	(1,328)
Monetary correction caused by hyperinflation	-	-	-	(5,038)	-	-	-	(5,038)	-	(5,038)
Balance at December 31, 2020	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676	-	119,676

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2021	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676	-	119,676
Comprehensive income/(loss) for the year	-	-	-	(92,950)	(40,533)	(3,933)	-	(137,417)	-	(137,417)
Loss for the year	-	-	-	(92,950)	-	-	-	(92,950)	-	(92,950)
Other comprehensive income/(loss)	-	-	-	-	(40,533)	(3,933)	-	(44,466)	-	(44,466)
Stock-based compensation	-	-	-	-	-	-	7,054	7,054	-	7,054
Shares delivered	-	3,440	498	-	-	-	(3,938)	-	-	-
Acquisition of treasury shares	-	-	(878)	-	-	-	-	(878)	-	(878)
Monetary correction caused by hyperinflation	-	-	-	(1,310)	-	-	-	(1,310)	-	(1,310)
Balance at December 31, 2021	49	617,059	(12,692)	(273,248)	(321,248)	(41,293)	18,499	(12,875)	-	(12,875)

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)

	Notes	For the years ended December 31, 2020	2021
Operating activities			
Profit/(loss) before income tax		**(42,101)**	**(88,491)**
Adjustments to reconcile profit/(loss) before tax to net cash flows:			
Amortization and depreciation	25c)	120,920	133,228
Impairment losses		-	1,977
Changes in trade provisions		5,293	(296)
Share-based payment expense		4,316	10,608
Change in provisions		27,955	18,136
Grants released to income	23	(878)	(900)
Losses on disposal of property, plant and equipment		306	408
Losses on disposal of financial assets		-	-
Finance income	27	(15,683)	(15,506)
Finance costs	27	70,293	91,889
Net foreign exchange differences	27	27,818	(17,669)
Change in fair value of financial instruments	27	-	42,285
Changes in other (gains)/losses		(592)	(35)
		239,748	**264,125**
Changes in working capital:			
Changes in trade and other receivables		2,205	(42,628)
Changes in trade and other payables		1,589	62,311
Other payables		(14,524)	(62,530)
		(10,730)	**(42,847)**
Interest paid		(46,199)	(58,038)
Interest received		11,844	12,299
Income tax paid		(11,222)	(18,432)
Other payments		(14,349)	(26,315)
		(59,926)	**(90,486)**
Net cash flows from operating activities		**126,991**	**42,301**
Investing activities			
Payments for acquisition of intangible assets		(6,913)	(2,441)
Payments for acquisition of property, plant and equipment		(31,268)	(45,666)
Acquisition of subsidiaries, net of cash acquired		-	-
Net cash flows used in investing activities		**(38,181)**	**(48,107)**
Financing activities			
Proceeds from borrowings from third parties		121,771	512,727
Repayment of borrowings from third parties		(70,543)	(524,426)
Payments of lease liabilities		(48,947)	(45,617)
Payments of financial instruments		-	(2,380)
Acquisition of treasury shares		(1,328)	(878)
Net cash flows provided by/(used in) financing activities		**953**	**(60,574)**
Net (decrease)/increase in cash and cash equivalents		**89,763**	**(66,380)**
Effect of exchange rate changes on cash		(5,475)	(13,790)
Cash and cash equivalents at beginning of year		**124,706**	**208,994**
Cash and cash equivalents at end of year		**208,994**	**128,824**

The accompanying notes are an integral part of the consolidated financial statements.

1) COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. (the "Company") and its subsidiaries ("Atento Group") offer customer relationship management services to their clients through delivery centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its current registered office in Luxembourg at 1, rue Hildegard Von Bingen, L-1782 Luxembourg-Findel4, Rue Lou Hemmer.

The principal shareholders with majority of interest of the Company are: Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II (HPS Investment Partners, LLC) and Chesham Investment Pte Ltd. (GIC Asset Management Pte., LTD) and Taheebo Holdings LLC, Arch Reinsurance Ltd. (Farallon Capital Management, LLC).

The Company may act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate through multichannel platforms; to provide telemarketing, marketing and "call center" services, as well. The Company's ordinary shares are traded on NYSE under the symbol "ATTO".

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements of December 31, 2021 were prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB") as adopted by the European Union ("EU") prevailing at December 31, 2021. The consolidated financial statements have been prepared on a historical cost's basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies and derivative financial instruments which have been measured at fair value.

The consolidated financial statements have been approved by the Board of Directors (the "Board") and Audit Committee of the Company, Atento S.A. in Luxembourg on April 19, 2022 and authorized for issue and publication by the Company's Management on April 21, 2022. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments during the next Annual General Meeting.

The preparation of financial statements under IFRS as issued by the IASB as adopted by EU requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group's accounting policies. Note 3 line s) discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity, the consolidated statements of cash flows, and the notes thereto are expressed in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated.

b) Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method pursuant to IAS 7, "Statement of Cash Flows". Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3 line c). The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

3) ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.

a) Principles of consolidation, business combinations and goodwill

(i) Subsidiaries

Subsidiaries are all entities over which the Atento Group has control. The Atento Group controls an entity when the Atento Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group, until the Group loses control of the entity.

Intercompany transactions, balances, and unrealized gains on transactions between the Atento Group companies are eliminated on consolidation, except the effects arisen from exchange variations that is not eliminated for disclosure purpose. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. All subsidiaries apply and are consistency with the policies adopted by the Atento Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income, statement of changes in equity and financial position.

(ii) Business combinations and goodwill

When the Atento Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase. Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is not amortized but it is tested for impairment annually or whenever there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations and may not be reversed (see Note 3h).

b) Functional and presentation currency

Items included in the financial statements of each of the Atento Group's entities are measured using the currency of the primary economic environment in which the entities operate ('the functional currency'). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

c) Foreign currency translation

The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

- Statements of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.

- Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

- Hyperinflationary economies: Under IAS 29, the non-monetary assets and liabilities, the equity and the statements of operations of subsidiaries operating in hyperinflationary economies are restated applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to U.S. dollar at the closing rate of the period, for the purposes of conversion, applying IAS 21.

- Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for the subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.

- Retained earnings are translated at historical exchange rates.

- All resulting exchange differences are recognized in other comprehensive income/(loss).

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates. Exchange differences arising are recognized in other comprehensive income/(loss).

d) Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income/(loss).

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, with the exception of the effective portion of the differences on net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognized in other comprehensive income/(loss) (OCI) until the hedge settlement and disposal of the net investment, at which time, they are recognized in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Company has non–monetary items that are measured at historical cost in a foreign currency in which refers to lease's agreements. These items are translated using the exchange rates as at the date of recognition.

e) Segment information

Segment information is presented in accordance with management information reviewed by the Chief Operating Decision Maker ("CODM"). The CODM, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer ("CEO") responsible for strategic decisions.

The CODM considers the business from a geographical perspective and analyzes it across three operational segments–EMEA, Americas and Brazil.

No operating segments have been aggregated to form the reportable operating segments as compared to the previous years.

f) Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated statements of operations under "Amortization".

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

Customer base acquired in a business combination is recognized at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer base relates to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years. Maintenance cost of software is expensed as incurred.

Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

- It is technically feasible for the intangible asset to be completed so that it will be available for use or sale.
- Management intends to complete the asset for use or sale.
- The Group has the capacity to use or sell the asset.
- It is possible to show evidence of how the intangible asset will generate probable future economic benefits.
- Adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset.
- The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs.

Costs that do not meet the criteria listed above are recognized as an expense as incurred. Expenditure for an intangible asset that is initially recognized within expenses for the period may not be subsequently recognized as intangible assets.

g) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses.

Acquisition costs include, when appropriate, the initial estimates of decommissioning, withdrawal, and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the statements of operations. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

Property, plant and equipment acquired in a business combination are initially measured at fair value as of the acquisition date.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets' carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist.

The depreciation charge for items of property, plant and equipment is recognized in the consolidated statements of operations under "Depreciation".

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each type of asset, which are reviewed at the end of each reporting period.

The useful lives generally used by the Atento Group are as follow:

	Years of useful life
Buildings	10 - 40
Plant and machinery	3 - 6
Furniture, tools	1 - 10
Other tangible assets	5 - 8

h) Impairment of non-current assets

The Atento Group assesses as of each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g., goodwill), the Atento Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the statements of operations. Future depreciation/amortization charges are adjusted to reflect the asset's new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – "CGU").

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years and is subjected annually for the Board of Directors approval. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset's recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined if no impairment loss been recognized for the asset in prior years. This reversal is recognized in the statements of operations and the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Atento Group has classified all financial assets as amortized cost, except for derivative financial instruments.

All purchases and sales of financial assets are recognized on the statement of financial position on the transaction date, i.e., when the commitment is made to purchase or sell the asset.

A financial asset is fully or partially derecognized from the statement of financial position only when:

1. The rights to receive cash flow from the asset have expired.
2. The Atento Group has assumed an obligation to pay the cash flow received from the asset to a third party or
3. The Atento Group has transferred its rights to receive cash flow from the asset to a third party, thereby substantially transferring all the risks and rewards of the asset.

Financial assets and financial liabilities are offset and presented on a net basis in the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.

Amortized cost financial assets include fixed maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

In compliance with IFRS 9 – "Financial Instruments", the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by customer and according to the respective maturity terms. In addition, for certain cases, the Company performs individual analyses to assess the receipt risks.

Trade receivables

Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date. In general, cash flow relating to short-term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

Financial liabilities

Debt with third parties (Loans and Borrowings)

Debt with third parties is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Debt with third parties is non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled, or matures.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as non-current liabilities.

Recognized fair value measurements

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, company has classified its financial instruments into the three levels prescribed under the accounting standards.

As of December 31, 2021	**Notes**	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets					
Derivative financial instruments	**14**	-	15,992	-	**15,992**
Cash and cash equivalents	**15**	128,824	-	-	**128,824**
Liabilities					
Debt with third parties	**17**	718,279	-	-	**718,279**
Derivative financial instruments	**14**	-	55,948	-	**55,948**
As of December 31, 2020					
Assets					
Derivative financial instruments	**14**	-	11,088	-	**11,088**
Cash and cash equivalents	**15**	208,994	-	-	**208,994**
Liabilities					
Debt with third parties	**17**	727,823	-	-	**727,823**
Derivative financial instruments	**14**	-	5,220	-	**5,220**

There were no transfers between levels for recurring fair value measurements during the year.

Below, Company describes an explanation of each level:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and are subsequently remeasured at their fair value.

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the statements of operations, except for the effective portion of net investment hedges, which is recognized in other comprehensive income/(loss) and later reclassified to profit or loss when the hedge item affects the statements of operations.

At the inception of the derivative instrument contract, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

"A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset."

For purpose of hedge accounting the Atento Group designates certain derivatives as either:

Net investment hedges

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the statements of operations. Gains and losses accumulated in equity are included in the statements of operations when the foreign operation is partially disposed of or sold.

k) Share capital

The ordinary shares of the Company are classified in equity (see Note 19).

Issuance costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

l) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Atento Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

m) Provisions

The Company is a party to a number of judicial and administrative proceedings, whose assessments of the likelihood of loss include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers. The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

Provisions are recognized when the Atento Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include penalties for the cancellation of leases and other contracts, as well as employee termination payments. Provisions are not recognized for future operating losses.

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is recorded in the statements of operations, net of the expected reimbursement.

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation.

Contingent liabilities represent possible obligations to third parties, and existing obligations that are not recognized, given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are recorded as part of a business combination.

For lawsuits of a massive labor nature, represented by high volume lawsuits with similar characteristics and low value, the provision is based on historical information, according to the calculation of the average payment ticket for the last two years, considering the procedural stage in which they occurred, and multiplied by the number of lawsuits in force at each stage process measured at each report date.

n) Employee benefit

Share-based payments

Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. on a straight-line basis over the vesting period and graded basis over the vesting period – depending on the Shared-based payments. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but some types of restricted stock units ("RSUs") have been granted to selected employees, as described in Note 19.

The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:

- Including any market performance conditions (for example, an entity's share price);
- Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time); and
- Including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period).

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the statements of operations, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. issues new shares or buys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The social security contributions payable in connection with the granting of the share options is considered an integral part of the grant itself, and the charge will be treated as a cash-settled transaction.

Termination benefits

The Company has a post-employment health care plan to former employees retired by the Company who contributed for at least 10 years are guaranteed the right to remain on the Company's policy for life. This termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets", and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

o) Income tax

The income tax expense includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expenses for each period represent the aggregate amounts of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amounts are those that are enacted at the reporting date in each country in which the Atento Group operates. The Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred taxes are calculated on temporary differences arising from differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets also arise from unused tax credits and tax loss carryforwards.

The carrying amounts of deferred income tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized when the timing of the reversal can be controlled by the parent company, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

IFRIC 23 *Uncertainty over Income Tax Treatment*

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Group.

p) Revenue from Contracts with Customers

The Atento Group principally generates revenue under contracts with customers for the provision of customer relationship management and business process ("CRM BPO") services. Revenue from CRM BPO services is recognized over time as rendered, considering that the customer simultaneously receives and consumes the benefits as the Company satisfies its performance obligation, and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The contracts typically require the Atento Group to deliver CRM BPO services on behalf of customers such as responding to customer inquiries, completing back-office processes and providing technical support over channels such as voice, SMS, email, chats and social media. Atento's contracts contain a series of distinct services which are provided over a period, are substantially the same and have the same pattern of transfer to the customer, so the Company considers these as a single performance obligation. Average days sales outstanding ("DSO") was 70 days for 2021 and the average payment term was 30 days after invoicing. The Company recognizes revenue on an accrual basis during the period in which services are rendered, and for services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered.

Atento's contracts contain service level agreements (SLAs), which are a form of Key Performance Indicators (KPI) of service performance such as average time to answer calls, the average call length, customer satisfaction scores, quality scores and customer churn rate.

(i) Variable component

The variable component in contracts consists of bonus and penalties triggered by the achievement or breach of these agreed KPIs of service performance that have not been confirmed with the customer or that will be based on performance over periods in the future. Management estimates the amount of variable consideration by using the most likely amount method and recognizes variable consideration as revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company applies this method consistently throughout the contract when estimating the effect of an uncertainty on an amount of variable consideration to which it will be entitled.

Management estimates variable consideration using actual data available to the Company at the time of monthly closing as well as the historical levels of achievement of the KPIs. For example, the application of performance bonuses or penalties based on average time to answer calls, average call length, customer satisfaction and quality scores are estimated based on data from the Company's and customer's systems about performance for these measures, while the application of performance bonuses or penalties based on end-customer churn rate, when applicable for specific contracts, are estimated based on available data from the Company's and customer's systems for these measures to the extent available and otherwise based on average historical achievement levels because the uncertainty for customer churn rate is resolved over a several months. The Company generally bills its customers monthly based on the actual consideration to which it is entitled for. As such, estimated revenue is recognized only for the last month of the reporting period. The Company perform controls to assess and identify any material differences between the estimated amounts and actual amounts which historically have been immaterial.

Some of Atento Group's contracts include minimum monthly volume and minimum annual revenue commitments that require the customer to compensate the Group for a percentage of volumes and revenue shortfalls defined in the contracts. The variable component is estimated based on the forecasts of volume and revenue agreed with customers at inception of the contract and reviewed periodically, as well as the actual data available to the company used to determine if the Group should recognize revenue for a contract during the reporting period at either the minimum amount or based on price and volume.

(ii) Fixed component

For most of the contracts that include a fixed component to determine the amount of consideration the Group expects to be entitled, revenue is recognized based on the actual service provided at the end of the reporting period, because the customer receives and uses the benefits simultaneously based on the infrastructure made available to the customer. This could be determined based on the actual labor hours previously agreed with the customer or based on the number of workstations made available.

The Company undertakes activities in anticipation of winning a contract and during the proposal phase of bidding for a contract in order to properly customize the Company's offering to the potential customer's needs. The performance of those tasks does not transfer a service to the customer as performed and are not charged to the customer nor recovered, therefore, those activities are not a performance obligation and are recognized as an expense when incurred.

q) Interest income and expenses

Interest expenses directly attributable to the construction of any qualified asset are capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenses are expensed as incurred.

Interest income is recognized using the effective interest method. When a loan or a receivable has been impaired, the carrying amount is reduced to the recoverable amount, discounting the estimated future cash flow at the instrument's original effective interest rate and recognizing the discount as a decrease in interest income. Interest income on receivable is recognized when the cash is collected.

r) Lease (as Lessee)

The Atento Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Atento Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

s) Critical accounting estimates

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management's evaluation considers the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made based on the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", recognizing the effects of the changes in estimates in the related consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting policies described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group's strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital ("WACC") and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group's ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances (see Note 20).

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, regulations, contracts, customary practice, or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, considering all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed as well the lawsuits classified as possible.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates (see Note 21).

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated based on observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. During the year of 2021 the Company still monitoring the impacts of COVID-19 and the economic recovery and market growth after COVID-19. To-date, no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic

The details of Atento Group subsidiaries at December 31, 2020 and 2021 are as follow:

Name	Registered address	Line of business	% Interest 2020	% Interest 2021	Holding company
Atalaya Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	Atalaya Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	12.99	12.99	Atalaya Luxco 2. S.à.r.l.
			87.01	87.01	Atento Luxco 1. S.A.
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333 (Class A)	83.3333 (Class A)	Atento B.V.
			16.6667 (Class B)	16.6667 (Class B)	Atento Holding Chile. S.A.
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	Atento Chile. S.A.
			1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	Atento Chile. S.A.
			1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	100	100	Atento Brasil. S.A.
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	Atento Spain Holdco. S.L.U.
	Mexico	Holding company	99.966	99.966	Atento Spain Holdco 5. S.L.U.

Atento Mexico Holdco S. de R.L. de C.V.			0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brasil)	Operation of call centers	100	100	Nova Interfile Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	50.00002	Nova Interfile Holding Ltda.
			49.99998	49.99998	Interfile Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brasil)	Holding company	100	100	Atento Brasil. S.A.
Interservicer - Serviços em Crédito Imobiliário Ltda.	São Paulo (Brasil)	Operation of call centers	50.00011	50.00011	Nova Interfile Holding Ltda.
			49.99989	49.99989	Interfile Holding Ltda.

As of December 31, 2020 and 2021, none of the Group's subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in Singapore from Wednesday, 23 June 2021 and has delisted in Tise International Stock Exchange (TISE) in Guernsey since 30 June 2021. All subsidiaries use year-end December 31 as their reporting date.

u) New and amended standards adopted by the Group

The Atento group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2021:

Covid-19-Related Rent Concessions – amendments to IFRS 16, and

Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

v) Standards issued but not yet effective

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions

IFRS 17 Insurance Contracts

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

Reference to the Conceptual Framework – Amendments to IFRS 3

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37

Annual Improvements to IFRS Standards 2018–2020

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

Definition of Accounting Estimates – Amendments to IAS 8

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

For the amendments listed above are not expected to significantly affect future periods.

4) MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. On December 31, 2021, 4.4% of financial debt with third parties (not including derivative financial instrument) bore interests at variable rates, while on December 31, 2020 this amount was 4,5%. In both 2020 and 2021, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The table below shows the change in fair value (variation) of a +/-100 basis points variation in interest rate:

	Thousands of U.S. dollars
INTEREST RATE	**2021**
FAIR VALUE	(39.956)
+1%	(4.981)
-1%	2.306

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables, and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2026 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps). We have also entered cross-currency swaps in which we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps). The variable amount of Brazilian Reais is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2021, the estimated fair value of the cross-currency swaps totaled a net liability of 39,956 thousand U.S. dollars (net asset of 5,868 thousand U.S. dollars as of December 31, 2020).

The table below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross-currency swaps:

CROSS-CURRENCY FX	Thousands of U.S. dollars
	2021
FAIR VALUE	(39.956)
+10.0%	30.748
-10.0%	(31.301)

2021	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis				
Functional currency - financial asset/liability currency	**Functional currency (thousands)**	**Asset currency (thousands)**	**U.S. Dollar (thousands)**	**Functional currency (thousands)**	**Liability currency (thousands)**	**U.S. Dollar (thousands)**	**Appreciation of asset/liability currency vs functional currency**	**Appreciation of financial assets in functional currency**	**Statements of operations (thousands of U.S. dollar)**	**Appreciation of financial liabilities in functional currency**	**Statements of operations (thousands of U.S. dollar)**
Euro - Colombian Pesos	164	738,209	185	-	-	-	10% 4,058.2	182	21	-	-
Euro - Dirham Moroccan	1,315	13,822	1,489	-	-	-	10% 9.5	1,461	165	-	-
Euro - Peruvian Nuevos Soles	728	3,298	825	-	-	-	10% 4.1	809	92	-	-
Euro - USD	661	749	749	-	-	-	10% 1.0	735	83	-	-
Chilean Pesos – USD	2,961,535	3,483	3,483	51	0	0	10% 0.0	3,290,595	387	57	(0)
Mexican Pesos – USD	897	44	44	-	-	-	10% 0.0	996	5	-	-
Brazilian Reais – USD	-	-	-	-	-	-	10% 0.2	-	-	-	-
Guatemalan Quetzal – USD	676	88	88	-	-	-	10% 0.1	753	10	-	-
Colombian Pesos – USD	835,738	209	209	9,495,983	2,385	2,385	10% 0.0	923,760	22	10,551,093	(265)
Peruvian Nuevos Soles - USD	19,015	4,784	4,784	4,160	1,041	1,041	10% 0.2	21,250	559	4,623	(116)
United States Dolar – Euro	0	9	0	-	-	-	10% 23.1	0	2	-	-
United States Dolar – MXN	199	176	199	-	-	-	10% 0.8	221	22	-	-
Chilean Pesos – Euro	7	141	7	-	-	-	10% 18.4	8	1	-	-
United States Dolar – British pounds	3	2	3	-	-	-	10% 0.7	4	0	-	-
Pesos uruguaios- United States Dolar	36.412	815	815	-	-	-	10% 0.0	40.457	4.046	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

b) Credit risk

The Atento Group seeks to conduct all its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts (see Note 13). Accordingly, the Atento Group's commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group's various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by our Corporate Treasury policy based on the conditions prevailing in the markets and the countries where Atento operates. The Corporate Treasury policy establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

For December 2021, the Company has presented in your Consolidated Financial Statement a negative shareholders' equity and, due to this fact, the Company performed an extensive analysis over events and transactions that arise deterioration of equity identifying that main factor in which this decrease was driven by refers to non-cash events and when it's excluded any effect of non-cash, operating profit are being generated. The directors have, at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements. The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows by operation to meet the payments of financial commitments and the Company has available credit facility such as Super Senior Revolving Credit which provides borrowings capacity of up to 25,000 as of December 31, 2021. In practice, this has meant that the Atento Group's average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group's financial liabilities is provided in Note 16

d) External risk

We were the target of a cybersecurity incident which disrupted our systems

On October 17, 2021 Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers' access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers' data and to minimize the impacts of the operations' suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.

Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.

Atento Brasil has an insurance policy for compensation related to cyberattacks and, after the cyberattack occurrence, the insurance company was notified. As of December 31, 2021, an expert evaluation was still being conducted and no income was recognized within the accounting balance recorded for December 31, 2021. The Company has partnered with CrowdStrike, an American cybersecurity technology company, to assist in the containment, remediation and prevention of potential cyberattacks. Tools designed to detect, isolate, and neutralize threats were implemented for all servers and endpoints at the Company's Brazil operations.

The financial, operating and consolidated effects on Financial Statements for December 31, 2021 due to the cyberattack based on the Company´s evaluation are as follows:

Customer agreement termination

Although the Company suffered a Cyberattack and was not able to comply with all the service volume in Brazil, we did not incur in any relevant agreement termination with our customers, reinforcing the strongly relationship with our clients

Customers judicial disputes or judicial notification

Although Atento suffered a cyberattack, the actions taken by the Company to minimize risks related to Brazil Law and Regulations contributed to avoid judicial consequences. Since the October 2021 incident, the Company has continued complying with all regulations related to Data Protection. The Company continues monitoring the risks of any impact from a Financial, Operational and Legal perspective. The Company has received notifications from clients claiming cash compensation due to Atento's failure to comply with contracted service volumes that resulted in these clients incurring unexpected costs. Company recognized in 2021 as other operating expenses a probable cash compensation for its customers of $4.0 million related to costs and expenses incurred by these customers due the service interruption of our services for them.

Consolidated effects on Financial statements

The Company presented within its financial statements dated December 31, 2021 the financial effects of the cyberattack that reflect the interruption of operations and non-compliance with the full service volume required under our contracts with customers. The effects presented below refer to Telefónica services in Brazil and are primarily related to the temporary interruption of our services that had a direct impact on some of our customers. We also incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes. The table below presents the effects for the period ending on December 31, 2021 related to lost revenue due the interruption of services. The Company and the customers through your operational system and controls are able to identify the lost revenue based on the service volume and operational expenses incurred by company to containing the threat and expense related to our clients due the service interruption of our services for them.

	December 31, 2021 ($ in millions)
Lost Revenue	34,8
Operational Expenses/penalties	11,3
Total	**46,1**

Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients. While service was restored within 72 hours of the cyberattack, the Company was unable to comply with all expected contractual service volumes for the months of October and November, due to client IT and cybersecurity protocols that prevented the resumption of Atento's services. After the October 21 cyberattack, the Company did not identify any indication that the financial information data was affect.

4.2 Capital Management

The Atento Group's Finance Department, which oversees the capital management, takes various factors into consideration when determining the Group's capital structure. The Atento Group's capital management goal is to determine the financial resources necessary both to continue its recurring activities, as going concern, and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain medium-term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts. In addition to these general guidelines, we consider other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets. As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net financial debt with third parties at December 31, 2020 and 2021 is as follows:

	Thousands of U.S. dollars	
	2020	**2021**
Senior Secured Notes (Note 17)	505,611	503,945
Super Senior Credit Facility (Note 17)	30,038	25,027
Bank borrowings (Note 17)	39,475	33,475
Lease liabilities (Note 17)	152,699	155,832
Less: Cash and cash equivalents (Note 15)	(208,994)	(128,824)
Net financial debt with third parties	**518,829**	**589,455**

5) SIGNIFICANT ACQUISITION OR DISPOSAL

For the year of 2020 and 2021 Company has not entered in any agreement for significant acquisition or disposal of any group´s entity

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2020 and 2021 and respective changes in the year:

	Balance at December 31, 2019	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
	Thousands of U.S. dollars							
Cost								
Development	2,453	99	-	403	-	(28)	174	3,101
Customer base	262,951	-	(622)	639	-	(22,656)	3,029	243,341
Software	201,405	2,859	(9,748)	8,327	12,572	(28,647)	1,349	188,117
Other intangible assets	61,647	-	(97)	1,062	-	(5,835)	181	56,958
Work in progress	100	-	(25)	-	-	-	-	75
Total cost	**528,556**	**2,958**	**(10,492)**	**10,431**	**12,572**	**(57,166)**	**4,733**	**491,592**
Accumulated amortization								
Development	(657)	(165)	-	(400)	-	59	(172)	(1,335)
Customer base	(165,445)	(19,848)	720	(630)	-	15,695	(2,497)	(172,005)
Software	(134,603)	(23,405)	9,721	(9,966)	-	18,228	(833)	(140,858)
Other intangible assets	(44,890)	(3,563)	-	565	-	2,396	(223)	(45,715)
Total accumulated amortization	**(345,594)**	**(46,981)**	**10,441**	**(10,431)**	-	**36,378**	**(3,725)**	**(359,913)**
Impairment	(22,921)	-	-	-	-	(2,116)	-	(25,037)
Net intangible assets	**160,041**	**(44,023)**	**(51)**	-	**12,572**	**(22,904)**	**1,008**	**106,643**

	Balance at December 31, 2020	Additions	Disposals	Transfers	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2021
	Thousands of U.S. dollars						
Cost							
Development	3,101	551	(94)	(1,216)	(260)	269	2,351
Customer base	243,341	-	(30)	21,534	(17,886)	2,122	249,081
Software	188,117	62,137	(11,249)	1,413	(12,138)	2,726	231,006
Other intangible assets	56,958	-	(1,873)	(21,508)	(3,206)	266	30,637
Work in progress	75	394	(29)	(223)	(6)	-	211
Total cost	**491,592**	**63,082**	**(13,275)**	-	**(33,496)**	**5,383**	**513,286**
Accumulated amortization							
Development	(1,335)	(161)	94	-	216	(267)	(1,453)
Customer base	(172,005)	(21,970)	30	(14,315)	11,672	(770)	(197,358)
Software	(140,858)	(36,529)	11,249	44	10,259	(1,445)	(157,280)
Other intangible assets	(45,715)	(1,409)	1,873	14,271	2,045	(266)	(29,201)
Total accumulated amortization	**(359,913)**	**(60,069)**	**13,246**	-	**24,192**	**(2,748)**	**(385,292)**
Impairment	(25,037)	-	-	-	1,929	-	(23,108)
Net intangible assets	**106,643**	**3,012**	**(29)**	-	**(7,375)**	**2,635**	**104,886**

"Customer base" represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

In terms of geographic distribution, in 2021 the customer base corresponds to businesses in Brazil (96,628 thousand U.S. dollars), Spain (49,994 thousand U.S. dollars) net of impairment, Mexico (46,280 thousand U.S. dollars), Peru (13,226 thousand U.S. dollars), Colombia (2,536 thousand U.S. dollars), Chile (7,315 thousand U.S. dollars) and Argentina and Uruguay (9,992 thousand U.S. dollars).

For December 31, 2021 and 2020 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of Intangible assets.

7) GOODWILL

Goodwill was generated on December 1, 2012 from the acquisition of the Customer Relationship Management ("CRM") business from Telefónica, S.A when we were acquired by funds affiliated with Bain Capital.

On December 30, 2014 Atento Brazil generated a goodwill from the acquisition of CBCC.

On September 2, 2016, Atento Brazil generated a goodwill from the acquisition of RBrasil in the amount of 15,214 thousand U.S. dollars and on June 9, 2017 from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars

The breakdown and changes in goodwill in 2020 and 2021 are as follow:

	Thousands of U.S. dollars								
	12/31/2019	Hyperinflation	Translation Differences	Impairment	12/31/2020	Hyperinflation	Translation differences	Impairment	12/31/2021
Peru	29,612	-	(2,509)	-	27,103	-	(2,529)	-	24,574
Chile	15,517	-	728	-	16,245	-	(2,656)	-	13,589
Colombia	5,722	-	(259)	-	5,463	-	(753)	-	4,710
Mexico	1,921	-	(101)	-	1,820	-	(50)	-	1,770
Brazil	65,482	-	(14,692)	-	50,790	-	(3,492)	-	47,298
Argentina	1,648	419	(474)	-	1,593	656	(288)	(1,961)	-
Total	**119,902**	**419**	**(17,307)**	-	**103,014**	**656**	**(9,768)**	**(1,961)**	**91,941**

8) IMPAIRMENT OF ASSETS

As of December 31, 2021, the impairment assessment on goodwill performed by the Atento Group's management indicated that the carrying amount of goodwill is recoverable, except for Argentina, where an impairment was needed. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cash-generating units to which goodwill is allocated.

The Atento Group carries out its goodwill impairment tests to all CGUs using the various cash-generating units' five-year strategic plans and budgets. The five-year plan used as the basis for the impairment test was approved by the board of directors on the date of November 9th and 10th, 2021.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming growth to be constant from the fifth year onwards. Estimated cash flow determined in this manner is discounted using the WACC applicable to that CGU.

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC considers both debt and equity.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

At December 31, 2021, the tests conducted identified the need of impairment in the value of goodwill of Argentina, since the related recoverable amounts calculated using value in use for this specific CGU was lower than the carrying amount. In Argentina, the deterioration of the economic situation and high discount rates, made discounted cash flow of the operations not enough to cover its asset base, resulting in the write-off of Argentinian 2021 Goodwill, by 1,961 thousand U.S. dollars. In all other CGU, the recoverable amounts calculated using value in use were higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used (1 p.p. increase in WACC or 1 p.p. decrease in EBITDA Margin or 1 p.p. decrease in Revenue growth). At December 31, 2020, all CGUs passed in the impairment tests with projections to support all assets.

The calculation of values in use for the CGUs is most sensitive to the revenues, EBITDA and discount rates assumptions.

The CGUs revenues projection has a variation based on management expectations growth plus inflation and the EBITDA margin variability between 2022 and 2026 for each CGU goes from -1.4p.p. to +6.0p.p. This means that no CGU presented an EBITDA variation between 2022 and 2026 higher than +6.0p.p., or lower than -1.4 p.p.

The pre-tax and post-tax discount rates, which factor in country and business risks, and the projected terminal growth rates were as follows:

	Pre- Tax Discount rate							
	Atento Brasil	**RBrasil**	**Interfile**	**Mexico**	**Colombia**	**Peru**	**Chile**	**Argentina**
December 2020	16,47%	19.11%	16.93%	15.94%	12.58%	14.41%	13.92%	80.25%
December 2021	18.73%	17.76%	18.07%	14.63%	14.30%	12.45%	13.80%	113.75%

	Post-Tax Discount rate							
	Atento Brasil	**RBrasil**	**Interfile**	**Mexico**	**Colombia**	**Peru**	**Chile**	**Argentina**
December 2020	12.76%	12.76%	12.76%	13.99%	12.58%	11.37%	11.19%	70.88%
December 2021	13.36%	13.36%	13.36%	11.44%	11.10%	9.11%	10.27%	58.70%

	Terminal Growth rate							
	Atento Brasil	**RBrasil**	**Interfile**	**Mexico**	**Colombia**	**Peru**	**Chile**	**Argentina**
December 2020	4.31%	4.31%	4.31%	2.65%	6.29%	3.33%	3.88%	40.50%
December 2021	5.57%	5.57%	5.57%	5.78%	6.55%	1.94%	1.88%	39.35%

The carrying amounts per CGUs were as follow:

Thousand U.S. dollars	Carrying Amount							
	Atento Brasil	RBrasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina
December 2020	157,831	14,584	16,535	79,61	31,242	59,153	35,991	1,778
December 2021	147,633	7,469	15,021	66,691	26,783	39,211	21,743	907

In the event of a 1% increase in the discount rate (WACC) used to calculate the recoverable amount of the above mentioned CGUs in each country, with the other variables remaining unchanged, with the exception of Argentina as explained above, the recoverable amount would still be higher than the corresponding carrying amount. As an additional sensitivity analysis, assuming that there is a fall in demand or an increase in costs and, as such, results before amortization/depreciation, finance cost and taxes margin, with all other variables remaining unchanged, results in a EBITDA (used for estimating cash flow) with a margin drop of 1%, the recoverable amount from each cash generating unit, with exception of Argentina, would continue to be higher than its corresponding carrying amount.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars								
	Balance at December 31, 2019	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
Cost									
Buildings	11,412	-	-	(3)	3,606	-	811	(2)	15,824
Plant and machinery	7,471	-	55	-	(2,938)	-	(90)	21	4,519
Furniture, tools and other tangible assets	301,218	1,331	4,179	(12,837)	48,963	800	(33,400)	5,194	315,448
PP&E under construction	14,879	-	28,682	(1,113)	(13,162)	(13,372)	(1,844)	-	14,070
Total cost	**334,980**	**1,331**	**32,916**	**(13,953)**	**36,469**	**(12,572)**	**(34,523)**	**5,213**	**349,861**
Accumulated depreciation									
Buildings	(4,005)	-	(217)	149	(149)	-	(384)	20	(4,586)
Plant and machinery	(6,840)	-	(530)	3	(1,051)	-	162	(9)	(8,265)
Furniture, tools and other tangible assets	(207,242)	(3,401)	(25,935)	12,424	(35,269)	-	18,098	(4,797)	(246,122)
Total accumulated depreciation	**(218,087)**	**(3,401)**	**(26,682)**	**12,576**	**(36,469)**	-	**17,876**	**(4,786)**	**(258,973)**
Property, plant and equipment	**116,893**	**(2,070)**	**6,234**	**(1,377)**	-	**(12,572)**	**(16,647)**	**427**	**90,888**

	Thousands of U.S. dollars							
	Balance at December 31, 2020	**Reclassification to right-of-use assets**	**Additions**	**Disposals**	**Transfers**	**Translation differences**	**Hyperinflation Adjustments**	**Balance at December 31, 2021**
Cost								
Buildings	15,824	-	147	-	(5,803)	(1,321)	-	8,847
Plant and machinery	4,519	-	40	(234)	(954)	(88)	32	3,315
Furniture, tools and other tangible assets	315,448	-	12,161	(5,056)	14,122	(10,559)	8,182	334,298
PP&E under construction	14,070	-	8,783	-	(7,365)	(7,855)	-	7,633
Total cost	**349,861**	-	**21,131**	**(5,290)**	-	**(19,283)**	**8,214**	**354,093**
Accumulated depreciation								
Buildings	(4,586)	-	(198)	-	-	275	-	(4,509)
Plant and machinery	(8,265)	-	(331)	234	-	5,215	(18)	(3,165)
Furniture, tools and other tangible assets	(246,122)	-	(23,122)	5,056	-	6,857	(7,693)	(265,024)
Total accumulated depreciation	**(258,973)**	-	**(23,651)**	**5,290**	-	**12,347**	**(7,711)**	**(272,698)**
Property, plant and equipment	**90,888**	-	**(2,520)**	-	-	**(7,476)**	**503**	**81,395**

The main capital expenditures for the year ended December 31, 2021 include costs associated with the acquisition of "Microsoft Licenses related to Office Resources and Server and Cloud Enrollment".

For December 31, 2021 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of Intangible assets property, plant and equipment and no impairment was recognized on items of property, plant and equipment in 2020 and 2021

10) LEASES

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars	
	Net carrying amount of asset	
	2020	**2021**
Tools and other tangible assets	9,518	14,384
Buildings	128,324	128,321
Total	**137,842**	**142,705**

Leases are shown as follows in the balance sheet as at December 31, 2020 and 2021

Assets	January 1, 2020	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	December 31, 2020
Right-of-use assets	253,424	32,723	(1,331)	(47,165)	237,651
(-) Accumulated depreciation	(71,860)	(47,256)	3,401	15,906	(99,809)
	181,564	**(14,533)**	**2,070**	**(31,259)**	**137,842**

Assets	December 31, 2020	Additions/ (Disposals) (*)	Translation Difference	December 31, 2021
Right-of-use assets	237,651	18.852	(22,669)	233,833
(-) Accumulated depreciation	(99,809)	(2,562)	11,243	(91,128)
	137,842	**16,290**	**(11,426)**	**142,705**

(*) For December 31, 2021 the variation of accumulated depreciation includes the effect of - $48.293 million related to the lease amortization and the write-off of leases full amortized by $45.731 million between cost and depreciation. For December 31, 2020 the variation only includes the effect related to the lease amortization.

11) FINANCIAL ASSETS

As of December 31, 2021 and 2020, all the financial assets of the Company are classified as amortized cost except for the derivative financial instruments that are classified as financial assets at fair value.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2021, Atento Teleservicios España S.A., Atento Brasil S.A. and Atento Colombia have entered into factoring agreements without recourse, anticipating an amount of 168,822 thousand U.S. dollars (117.295 thousand U.S dollars for December 31, 2020), receiving cash net of discount, the related trade receivables were realized, and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Other non-current receivables	5,972	6,828
Non-current guarantees and deposits (*)	32,220	28,779
Total non-current	**38,192**	**35,607**
Current guarantees and deposits	1,158	744
Total current	**1,158**	**744**
Total	**39,350**	**36,351**

(*) "Non-current guarantees and deposits" as of December 31, 2020 and 2021 comprise any cash deposit made in connection with any judicial or administrative proceeding against a member of the Group.

13) TRADE AND OTHER RECEIVABLES

The breakdown of "Trade and other receivables" at December 31, 2020 and 2021 is as follow:

	Thousands of U.S. dollars	
	2020	2021
Non-current trade receivables	2,885	3,466
Other non-financial assets (*)	12,518	16,336
Non-current Prepayments	5,592	2,438
Total non-current	**20,995**	**22,240**
Current trade receivables billed	139,616	134,652
Current trade receivables unbilled	134,738	148,055
Other receivables	4,678	756
Prepayments	14,698	7,275
Personnel	5,355	4,571
Total current	**299,086**	**295,309**
Total	**320,081**	**317,549**

(*) "Other non-financial assets" as of December 31, 2020 and 2021 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars	
	2020	2021
Trade receivables	280,811	288,730
Allowances of trade receivables	(3,571)	(2,556)
Trade receivables, net	**277,240**	**286,174**

Changes in allowances of trade receivables in 2020 and 2021 were as follow:

	Thousands of U.S. dollars	
	2020	2021
Opening balance	(6,433)	(3,571)
Allowance of trade receivables (*)	(6,649)	(1,563)
Reversal (*)	1,356	1,859
Use of provision	7,930	473
Translation differences	225	246
Total	**(3,571)**	**(2,556)**

(*) The total of allowance of trade provision and reversal are the impact in change in trade provisions in the consolidated statements of operations.

The Atento Group's maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars			
	2020		2021	
	Assets	Liabilities	Assets	Liabilities
Cross currency swaps	11,088	(5,220)	15,992	(55,948)
Total	**11,088**	**(5,220)**	**15,992**	**(55,948)**
Current portion			**3,235**	**(29,646)**
Non-current portion	**11,088**	**(5,220)**	**12,757**	**(26,302)**

Atento Luxco1 entered into Cross-Currency Swaps to reduce its foreign exchange risk, since it generates cashflow in local currencies. With these instruments, the company ensures that its cashflow in local currencies is hedged into a fixed dollar amount, the currency used to pay debt obligations, therefore reducing foreign exchange risks.

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

On February 14, 2020, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,402 thousand Euros at a fixed rate of 1.49% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day "over extra-group" – DI – Interbank Deposits - plus a spread of 1.95% per annum. The transaction was liquidated on August 13, 2020 due to the repayment of the loan.

In February 2021, in connection with the new 8.000% Senior Secured Notes due 2026, Atento Luxco 1 S.A. entered into new Cross-Currency Swaps related to exchange rate risk between U.S. dollars and Euro (EUR), Brazilian Reais (BRL) and Peruvian Soles (PEN).

The Company is hedging the risk of changes in the USD equivalent value of a portion of its net investment in its consolidated Subsidiaries attributable to changes in the USD-subsidiary currency between the designation date and maturity date of the Hedging Instrument. All previous (coupon-only) cross-currency swaps with maturity in August 2022 were terminated in March 2022.At December 31, 2020 and 2021, details of cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2020 Derivative´s operation results

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	13	(7)	(454)	(260)	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	(3,224)	41	3,973	48	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	(1,996)	(339)	5,463	-	-
Goldman Sachs	Aug-22	USD	BRL	754,440	8,866	-	(6,167)	6,979	(289)	-
Morgan Stanley	Aug-22	USD	BRL	308,584	2,096	-	(2,589)	2,688	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	120	-	(115)	189	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,230	(2,230)	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	(2,964)	-	-
Total Active					**11,095**	**(5,227)**	**(4,428)**	**13,838**	**(241)**	-
Effect on OCI of derivatives terminated prior to 1 January 2020					-	-	**(7,467)**	-	-	-
Total					**11,095**	**(5,227)**	**(11,895)**	**13,838**	**(241)**	-

2021 Derivative´s operation results

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
Nomura International plc	Feb-26	EUR	USD	61,526	4,652	-	(3,698)	3,699	-	(1,154)
Nomura International plc	Feb-26	USD	BRL	326,450	356	(8,124)	(192)	192	-	7,509
Morgan Stanley	Feb-26	USD	BRL	651,350	811	(16,936)	3,464	(3,464)	-	11,561
Morgan Stanley	Feb-26	USD	PEN	277,050	8,805	(463)	(6,390)	6,390	-	(1,780)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	1,368	(30,426)	480	(480)	-	26,198
Nomura International	Aug-22	EUR	USD	34,109	-	-	(481)	27	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	-	-	(128)	169	-	(48)
Goldman Sachs	Aug-22	PEN	USD	194,460	-	-	(475)	136	-	-
Goldman Sachs	Aug-22	BRL	USD	754,440	-	-	(7,007)	840	-	(2)
Morgan Stanley	Aug-22	USD	BRL	308,584	-	-	(2,987)	398	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	-	-	(158)	43	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,229	-	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	-	-	-
Total Active					**15,992**	**(55,949)**	**(6,336)**	**6,337**	-	**42,334**
Effect on OCI of derivatives terminated in 2021					-	-	**(6,042)**	**1,613**	-	**(50)**
Effect on OCI of derivatives terminated prior to 1 January					-	-	**(7,467)**	-	-	-
Total					**15,992**	**(55,949)**	**(19,845)**	**7,950**	-	**42,284**

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as "permanent in equity" (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity's net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income and on January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as "permanent in equity", with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. The effects of these transactions are presented in "Changes of Comprehensive Income".

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

Summary of Outstanding Derivatives

Counterparty	Product	Receive/Pay Currency	Coupon* Notional Receive	Coupon* Notional Pay	Receive Rate	Pay Rate	USD Principal Exchange (Feb. 2024)
Goldman Sachs	Cross Currency Swap	USD/USD	200.000.000	200.000.000	8,00%	6M Libor + 6.96%	150.000.000
		USD/BRL	200.000.000	1.101.000.000	6M Libor + 6.93%	175.91% of CDI	
Morgan Stanley	Cross Currency Swap	USD/USD	100.000.000	100.000.000	8,00%	6M Libor + 6.90%	80.000.000
		USD/BRL	100.000.000	551.350.000	6M Libor + 6.90%	182.00% of CDI	
Nomura	Cross Currency Swap	USD/USD	50.000.000	50.000.000	8,00%	6M Libor + 6.90%	50.000.000
		USD/BRL	50.000.000	276.450.000	6M Libor + 6.90%	188.80% of CDI	
Morgan Stanley	Cross Currency Swap	USD/PEN	75.000.000	277.050.000	8,00%	9,40%	70.000.000
Nomura	Cross Currency Swap	USD/EUR	75.000.000	61.525.840	8,00%	7,58%	50.000.000

* Coupons settle every February/August 3rd until 2026

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars	
	2020	2021
Cash at bank and in hand	139,264	93,464
Short-term financial investments	69,730	35,360
Total	**208,994**	**128,824**

"Short-term financial investments" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days from acquisition date and can be converted into cash immediately and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2020 and 2021 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2020 and 2021, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars						
	Maturity (years)						
2020	2021	2022	2023	2024	2025	More than 5 years	Total
Senior Secured Notes	30,625	530,625	-	-	-	-	561,250
Lease liabilities	52,698	41,047	33,500	22,985	12,128	16,744	179,102
Bank borrowings	68,668	1,569	-	-	-	-	70,237
Trade and other payables	135,781	4,296	-	-	-	-	140,077
Total financial liabilities	**287,772**	**577,537**	**33,500**	**22,985**	**12,128**	**16,744**	**950,666**

2021	Thousands of U.S. dollars Maturity (years) 2022	2023	2024	2025	2026	More than 5 years	Total
Senior Secured Notes	40,000	40,000	40,000	40,000	520,000	-	680,000
Lease liabilities	46,851	43,596	30,014	19,194	12,694	12,082	164,431
Bank borrowings	58,144	358	-	-	-	-	58,502
Trade and other payables	169,882	18,654	-	-	-	-	188,536
Total financial liabilities	**314,877**	**102,608**	**70,014**	**59,194**	**532,694**	**12,082**	**1.091,469**

17) DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars 2020	2021
Senior Secured Notes	493,701	488,389
Bank borrowing	1,420	358
Lease liabilities	99,515	110,515
Total non-current	**594,636**	**599,262**
Senior Secured Notes	11,910	15,556
Super Senior Credit Facility	30,038	25,027
Bank borrowing	38,055	33,117
Lease liabilities	53,184	45,317
Total current	**133,187**	**119,017**
TOTAL DEBT WITH THIRD PARTIES	**727,823**	**718,279**

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of $400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes were due in August 2022 and were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The issuance costs of $11,979,000 related to this issuance were recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A. issuedits 6.125% Senior Secured Notes due 2022 (the "Initial Notes"). The Additional Notes and the Initial Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that governed the Initial Notes and the Additional Notes.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds, together with cash on hand, to refinance the 6.125% Senior Secured Notes due 2022. All interest payments are made on a half yearly basis.

On February 17, 2021, Atento Luxco 1 S.A. completed a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022. The notes were purchased at a price equal to $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, which excluded accrued interest and additional amounts payable on the notes accepted for purchase and included an early tender payment of $30.0 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. On February 18, 2021, Atento Luxco 1 S.A. redeemed the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured Notes due 2022. The redemption price of the notes was $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, plus accrued and unpaid interest and additional amounts on the principal amount of 6.125% Senior Secured Notes due 2022, which totalled to $1,016.67 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. With these transactions, the Company completed the refinancing of all $500.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022, extending the Company's average life to 4.5 years from 1.5 years.

The fair value of the 8.00% Senior Secured Notes due 2026, calculated based on their quoted price on December 31, 2021, is $536,818,000 ($500.2 million on December 31, 2020).

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars					
		2020			2021		
Maturity	**Currency**	**Principal**	**Accrued interests**	**Total debt**	**Principal**	**Accrued interests**	**Total debt**
2022	U.S. dollar	493,701	11,910	505,611	488,389	15,556	503,945

Super Senior Credit Facility

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the "Super Senior Revolving Credit Facility") which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The follow table presents the main transaction relates to Super Senior Credit Facility:

Date of transaction	Maturity	Interest rate	Capacity USD (million)	Repaid amount USD (million)	Outstanding amount USD (million)	
August 10, 2017	September 2020	LIBOR+3.25%	**50.0**	0	50.0	Rolled over until December 20, 2020
December 20, 2020	December 2020	LIBOR+3.25%	**50.0**	20.0	30.0	Partially repaid on December 2020 and rolled over until March 2021
March 22, 2020	June 2021	LIBOR+3.25%	**50.0**	0	30.0	Rolled over until June 2021
June 21, 2021	September 2021	LIBOR+3.25%	**50.0**	0	30.0	Rolled over until September 2021
September 22, 2021	November 2021	LIBOR+3.25%	**50.0**	5.0	25.0	Partially repaid on September 2021 and rolled over until November 2021
November 22, 2021	December 2021	LIBOR+3.25%	**50.0**	0	25.0	Rolled over until December 2021
December 22, 2021	January 2022	LIBOR+3.25%	**50.0**	0	25.0	Rolled over until January 2022

On January 31, 2022, Atento Luxco 1 S.A. repaid the full outstanding amount of 25.0 thousand U.S. dollars under the existing Super Senior Revolving Credit Facility (dated August 10, 2017) with BBVA Bancomer, Morgan Stanley and Goldman Sachs.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the "SSRCF Financial Covenant"). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelvemonth period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

As of December 31, 2021, we were in compliance with this covenant.

New Super Senior Revolving Credit Facility Agreement

On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the "SSRCFA") with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. An additional uncommitted 7,000 thousand U.S. dollars shall become committed upon the achievement of certain milestones.

New Super Senior Revolving Credit Facility Agreement with IDB Invest has many similar terms to the those of the existing SSRCF with BBVA, Goldman Sachs and Morgan Stanley, which limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries and in addition the agreement with IDB Invest includes Environmental and Social action Plan described below. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

As of December 31, 2021, there was no outstanding balance under the facility.

New Super Senior Revolving Credit Facility Agreement – Environmental and Social action

New Super Senior Revolving Credity Facility agreement with IDB include terms related to Environmental and Social actions, and responsibilities under which the Company need to periodically ensure compliance with the Environmental and Social Standards and Guidelines, Environmental and Social Legislation and the Sustainability Policy. Company must prepare a Compliance report within 120 days after the financial year closing with details for the actions agreed in which includes the follow:

- Develop a corporate and subsidiaries procedure to identify risks and impacts

- Develop procedure to monitor Environmental and Social aspects through Key performance indicators

- Develop a HR policy for the Company and its subsidiaries

- Develop a procedure to manage collective retrenchment that contains the principles applied by the Atento group and that expressly include: i) the principle of non-discrimination for determine the people who are going to be disengaged; ii) the realization an analysis of alternatives that considers the available options; and iii) compliance with all legal and contractual requirements relating to (a) notification of dismissal to workers, (b) payments unemployment benefits provided by the legislation of

each country and the conventions collectives, (c) notification to the authorities, when appropriate, and (d) the provision of information to workers and their organizations on the details of the termination, in the terms legally required.

- Update the procedure for the reporting channel to i) extend it to all the Group's subsidiaries; and ii) to indicate the means and channels available to manage the reception of suggestions, complaints and grievances not received through the reporting channel

Bank borrowings

The follow table presents the main transaction relates to bank borrowings:

Description	Currency	Signed Date	Principal Amount (LC million)	Maturity	Interest rate	As of December 31, 2021 (USD)
BNDES	BRL	February 2014	300,000	October 2022	Energy Efficiency Project: TJLP + 2%	0,246
Banco de America Central	USD	October 2017	1,600	October 2022	8,0%	0,400
Banco Agricola	USD	October 2020	1,200	October 2022	6,5%	0,670
Banco de Lage	BRL	June 2020	10,000	June 2023	9,0%	1,075
Banco ABC Brasil	BRL	August 2020	50,000	February 2022	DI+2,7%	9,266
Banco do Brasil	BRL	October 2020	30,000	August 2022	DI+2,65%	5,548
Banco ABC Brasil	BRL	December 2020	35,000	June 2022	DI+2,5%	6,310
Banco Bradesco	BRL	November 2021	55,000	November 2022	DI+2,3%	9,960
					Total Debt	**33,475**

Lease liabilities

Based on the application of IFRS 16 – Lease Company has Buildings and tools classes of underlying asset categories for our leased assets

Initial Measurement

The lease liability at commencement is measured as the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

At the commencement date, the lease payments shall consist of the following payments relating to the use of the underlying asset during the lease term:

a. Fixed payments, including in substance fixed payments, less any lease incentives paid or payable to the lessee
b. Variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate), initially measured using the index or rate at the commencement date
c. The exercise price of an option to purchase the underlying asset if Atento is reasonably certain to exercise that option
d. Payments for penalties for terminating the lease if the lease term reflects Atento exercising an option to terminate the lease
e. Residual Value Guarantees
    i. IFRS: Amounts expected to be payable by Atento under residual value guarantees

At the commencement date, the cost of the right-of-use asset (ROU asset) shall consist of all the following:

a. The amount of the initial measurement of the lease liability
b. Any lease payments made to the lessor at or before the commencement date, less any lease incentives received
c. Any initial direct costs (IDCs) incurred by Atento. IDCs are further discussed in the Initial Direct Cost section

Commencement Date

This is the trigger to recognize the ROU asset and lease liability on the balance sheet. Lease commencement date is defined as the date on which a lessor makes an underlying asset available for use by a lessee. We used possession date as the lease commencement date for accounting purposes. If we obtained the right to control use of the asset (even if we are not required to pay rent yet), possession has occurred, and as such, the lease has commenced.

Lease Term

Defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with all the following:

a. Periods covered by an option to extend the lease if reasonably certain to exercise that option
b. Periods covered by an option to terminate the lease if not reasonably certain to exercise that option

Initial Direct Costs (IDC)

Initial Direct Costs are defined as incremental costs of a lease that would not have been incurred if the lease had not been obtained. Examples of IDCs include commissions and payments made to an existing tenant to incentivize that tenant to terminate its lease. In terms of practically applying IDCs, the following steps were performed:

a. If an IDC was paid out before lease commencement (i.e., establishment of the ROU asset), Accounting records the payment in an 'Initial Direct Cost Account' (noncurrent asset account). Upon lease commencement, Accounting reclasses the IDC as an addition to the ROU asset. We did not estimate IDCs if they are not paid out as of the lease commencement date as we do not expect the impact of including the estimate to be material.
b. If an IDC was paid out <u>after</u> lease commencement, Accounting recognized the payment when incurred and account for the IDC as an addition to the ROU asset balance.
c. The IDC paid out <u>after</u> lease commencement were recognized on the 1st of the month in which it is paid.
d. IDC payments are allocated to the various leased assets based on each asset's commencement date (if they are different) and related square footage or some other metric to identify which ROU asset the IDC relates to.

Discount Rate

IFRS 16 state that the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. If there is no rate implicit in the lease, which is true for all of our leases, we use incremental borrowing rate (IBR) for valuing the ROU asset and lease liability for its leases.

For IFRS, IBR is defined as the rate of interest that lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the right-of use asset in a similar economic environment.

As local operations do not have direct debts with third parties in most of the countries in which we have operations, which becomes an obstacle to a simple calculation, the Company has strategically decided to optimize controls and reduce risks as follows:
i) for countries with foreign exchange swap traded in the market (Brazil, Mexico, Spain, Peru, Colombia and Chile): Atento use the currency swap USD x Local Currency for 12 months, the USD part being based on the market yield of our bond;
ii) for countries without exchange swap traded in the market (Argentina, Puerto Rico, Costa Rica, Guatemala, El Salvador, Panama, Uruguay and Nicaragua) we are starting from the cost of debt of our peers in the US (Sykes and TTEC have market debts) and adding the country's CDS (one of the ways in which the market assesses the country's credit quality), thereby reaching the cost of debt in USD. Then we apply the US x Country inflation differential to arrive at the cost of debt in local currency.

Subsequent Measurement

a. After the commencement date, for a finance lease, Atento measure the lease liability in a manner similar to financed purchases. Interest expense is recorded in connection with the lease liability. The lease liability is reduced based on the payments allocable to the principal portion of the liability.
b. Atento amortize the right-of-use asset on a straight-line basis based on the shorter of the lease term or economic life.
c. Atento measure the right-of-use asset at cost less any accumulated amortization and any accumulated impairment losses determined in accordance with IFRS 16 paragraph 30 for IFRS.

d. A lessee subsequently measures the right-of-use asset for a finance lease at the amount of the re-measured lease liability (i.e., the present value of the remaining lease payments), adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, and any unamortized initial direct costs

Expense Recognition

After the commencement date for a finance lease it is recognized in profit or loss statement

a. Amortization of the right-of-use asset and interest on the lease liability
b. Variable lease payments not included in the lease liability in the period in which the obligation for those payments is incurred.
c. Any impairment of the right-of-use asset determined in accordance with IFRS 16 paragraphs 30 to 33 for IFRS

The follow table presents the variation of lease operation for 2020 and 2021:

Liabilities	**December 31, 2019**	**Additions**	**Payment of principal**	**Interest accrued**	**Interest Paid**	**Amortization (addition) fees**	**Transfer**	**Translation difference**	**December 31, 2020**
Current liabilities	52,027	8,514	(48,947)	14,426	(559)	29	49,777	(22,083)	53,184
Non-current liabilities	142,738	21,121	-	-	-	697	(49,777)	(15,264)	99,515
	194,765	**29,635**	**(48,947)**	**14,426**	**(559)**	**726**	-	**(37,347)**	**152,699**

Liabilities	**December 31, 2020**	**Additions**	**Payment of principal**	**Interest accrued**	**Interest Paid**	**Amortization (addition) fees**	**Transfer**	**Translation difference**	**December 31, 2021**
Current liabilities	53,184	7,730	(45,617)	13,654	(961)		13,605	3,482	45,077
Non-current liabilities	99,515	47,624					(13,605)	(22,779)	110,755
	152,699	**55,354**	**(45,617)**	**13,654**	**(961)**	-	-	**(19,297)**	**155,833**

The future lease liabilities payments are as follows:

	2022	**2023**	**2024**	**2025**	**2026**	**Others**	**Total**
Lease liabilities payments	46,851	43,596	30,014	19,194	12,694	12,082	164,431

Financing activities

See below the changes in debt with third parties arising from financing activities:

2020	Thousands of U.S. dollars								
		Cash flows provided by/(used in) financing activities							
	December 31, 2019	New borrowing	Amortization	New leases/ IFRS 16	Interest accrued	Interest paid	Amortization (addition) fees	Translation differences	December 31, 2020
Senior Secured Notes	501,922	-	-	-	30,625	(30,625)	3,689	-	505,611
Super Senior Credit Facility	-	50,000	(20,000)	-	1,910	(1,872)	-	-	30,038
Lease liabilities	194,765	-	(48,947)	29,635	14,426	(559)	726	(37,347)	152,699
Other borrowings	23,928	71,771	(50,543)	-	71	(1,021)	-	(4,731)	39,475
Total	**720,615**	**121,771**	**(119,490)**	**29,635**	**47,032**	**(34,077)**	**4,415**	**(42,078)** -	**727,823**

2021	Thousands of U.S. dollars								
		Cash flows provided by/(used in) financing activities							
	December 31, 2020	New borrowing	Amortization	New leases/ IFRS 16	Interest accrued	Interest paid	Amortization (addition) fees	Translation differences	December 31, 2021
Senior Secured Notes 2022*	505,611	-	(500,000)	-	4,084	(15,993)	6,299	-	-
Senior Secured Notes 2026	-	500,000	-	-	35,555	(20,000)	(11,610)	-	503,945
Super Senior Credit Facility	30,038	-	(5,000)	-	1,281	(1,292)	-	-	25,027
Lease liabilities	152,699	1,605	(45,617)	7,702	13,652	(959)	-	26,750	155,832
Other borrowings	39,475	11,122	(11,776)	-	1,825	(1,876)	-	(5,295)	33,475
Total	**727,823**	**512,727**	**(562,393)**	**7,702**	**56,397**	**(40,120)**	**(5,311)**	**21,455**	**718,280**

(*) Senior secured notes 2022 was full amortized in February 2021 for $500 million and a premium paid of $7.650 million

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Other payables*	2,734	17,929
Suppliers	1,562	725
Total non-current non-trade payables	**4,296**	**18,654**
Suppliers	59,414	85,274
Total current trade payables	**59,414**	**85,274**
Suppliers of fixed assets	12,668	17,244
Personnel	57,010	58,821
Other payables*	5,761	11,425
Advances from customers	927	1,187
Total current other non-trade payables	**76,366**	**88,677**
Total current	**135,780**	**173,951**
Total	**140,076**	**192,605**

(*) Other payables increase for 2021 main refers to acquisition of Microsoft Licenses related too Office Resources and Server and Cloud Enrollment maturity in three years

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2021, share capital was 49 thousand U.S. dollars, equivalent to €33,979 (49 thousand U.S. dollars, equivalent to €33,979 as of December 31, 2020), divided into 15,000,000 shares (15,000,000 shares on December 31, 2020).

On July 28, 2020, an extraordinary shareholder's meeting approved the reverse share split of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,842 thousand of U.S. dollars.

On January 4, 2021, the Company vested the total of 109,999 TRSUs, issued by treasury shares and on August 3, 2021, the Company vested the total of 493,871 SOPs, being exercised 92,065 SOPs, issued by treasury shares, with a total impact in share premium of 3,440 thousand of U.S. dollars.

Treasury shares

On January 01, 2019, Atento S.A. had in treasury shares a total of 1,106,158 (corresponding to 220,039 shares of the reserve share split) acquired in 2018 by 8,178 thousand of US dollars and an average price of $7.39. During the year of 2019 Atento S.A. repurchased 4,425,499 shares (corresponding to 880,330 shares of the reserve share split) at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52 ($12.66 in reverse share split basis), totalizing 5,531,657 shares in treasury (corresponding to 1,100,369 shares of the reserve share split).

As a result of the vesting of 1,305,065 TRSUs (corresponding to 259,606 shares of the reserve share split) on January 2, 2020 Atento S.A. had 4,226,592 shares in treasury (corresponding to 840,763 shares of the reserve share split).

As of July 28, 2020, Atento S.A. announced a reverse share split that converted the Company's entire share capital of 75,406,357 into 15,000,000 shares. At that time Atento S.A. had 4,771,076 shares on treasury that became 949,073.

In 2020, Atento S.A repurchased 169,739 shares at a cost of 1,337 thousand of U.S. dollars and an average price of $7.87 totalizing 4,827,098 shares in treasury (corresponding to 1,010,502 shares of the reserve share split).

In 2021, Atento S.A repurchased 43,078 shares at a cost of 878 thousand of U.S. dollars and an average price of $20.39 and as a result of the vesting of 202,064 TRSUs on January 4, 2021 and August 4, 2021 Atento S.A. had 4,673,519 shares in treasury (corresponding to 850,808 shares of the reserve share split) as of December 21, 2021 (1,010,502 as of December 31, 2020).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

On December 31, 2021 and 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Hedge accounting effects

As discussed, and presented on Note 14, on January 1, 2019 Atento formalized at a meeting of the "Board of Directors", which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

At the same time the, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020 the Company assigned the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as hedges of the foreign currency exposure of a net investment in a foreign operation are considered net investment hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group's presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

<u>The 2018 Plan</u>

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSUs") (equity settled)

- Grant date: July 2, 2018
- Amount: 1,065,220 RSUs
- Vesting period: 100% of the RSUs vests on January 4, 2021
- There are no other vesting conditions

<u>The 5 Years Plan</u>

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: March 1, 2019
- Amount: 238,663 RSUs
- Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024.
- There are no other vesting conditions

<u>The 2019 Plan</u>

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: June 3, 2019
- Amount: 2,560,666 RSUs
- Vesting period: 100% of the RSUs vests on January 3, 2022
- There are no other vesting conditions

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: March 2, 2020
- Amount: 153,846 and 16,722 RSUs
- Vesting period: 100% of the RSUs vests on January 4, 2021

The 2020 Plan – Stock Option

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1. Stock Options ("SOP")

- Grant date: August 3, 2020
- Amount: 1,524,065 SOPs
- Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)
- Expiration date: 4.5 years since the grant date or on February 3, 2025
- There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2. Long-Term Performance Award

- Grant date: August 3, 2020
- Amount: USD 4,305,100
- *Matching shares Amount: USD 2,152,550
- Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023 and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares)
- There are no other vesting conditions

The 2020 Plan – Extraordinary SOP

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

1. Stock Options ("SOP")

- Grant date: August 3, 2020
- Amount: 195,000 SOPs
- Vesting period: 100% of the SOPs vests on August 3, 2023

• There are no other vesting conditions

The 2021 Special Grant

On January 29, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a two-year performance conditions vesting period.

1. Performance Restricted Stock Units ("PRSU") (equity settled)

• Grant date: January 29, 2021

• Amount: 121,802 PRSUs

• Vesting period:100% of the PRSUs will vests on 2023 (50% subject to 2021 EBITDA's achievement targets and 50% subject to 2022 EBITDA´s achievement targets)

• There are no other vesting conditions

Board Grant 2021

On February 24, 2021, Atento granted a new share-based payment to to Board directors a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: February 24, 2021

• Amount: 51,803 RSUs

• Vesting period: 100% of the RSUs vests on January 3, 2022

• There are no other vesting conditions

As of June 9, 2021, was issued a complementary grant of 3,204 new RSUs, linked to a new appointment in the Board

The 2021 Plan – Stock Option

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

3. Stock Options ("SOP")

• Grant date: February 24, 2021

• Amount: 621,974 SOPs

• Vesting period: 1/3 each year (February 24, 2022, February 24, 2023 and February 26, 2024)

• Expiration date: 4.5 years since the grant date or on August 25, 2025

• There are no other vesting conditions

As of September 1, 2021, was issued a new grant of 17,343 SOPs to a new Board member.

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

4. Long-Term Performance Award

• Grant date: February 24, 2021

- Amount: USD 5,409,837
- *Matching shares Amount: USD 2,704,919
- Expiration date: 4.5 years since the grant date or on August 25, 2025
- There are no other vesting conditions

As of September 1, 2021, was issued a new amount of USD 137,504 to a new Board member.

The 2021 Plan – Board and Extraordinary

On November 3, 2021, Atento granted a new share-based payment to directors, officers and other employees for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: November 23, 2021
- Amount: 40,000 RSUs
- Vesting period: 100% of the RSUs vests on November 3, 2024
- There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

The fair value of cash-settled share-based payment transactions is measured using the same principles as for measuring equity-settled transactions. The fair value of the liability for cash-settled transactions is re-measured at each reporting date and at the date of settlement. Any changes in fair value are recognized in profit or loss for the period.

c) Outstanding RSUs

On July 28, 2020, a Reverse Share Split occurred according to the Company's Extraordinary General Meeting of Shareholders. The Company's shareholders have approved a conversion of the Company's entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting in the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.

As of December 31, 2021, the outstanding as follow:

The 2018 Plan	**Time RSU**
Outstanding December 31, 2020	**531,385**
Outstanding December 31, 2020 after Reverse Split (**)	**105,728**
Vested after Reverse Split (**)	(105,728)
Outstanding December 31, 2021	-

The 2019 Plan –5Years	**Time RSU**
Outstanding December 31, 2020	**190,930**
Outstanding December 31, 2020 after Reverse Split (**)	**37,981**
Vested after Reverse Split (**)	(13,451)

Forfeited (*)	(24,530)
Outstanding December 31, 2021	-

The 2019 Plan	**Time RSU**
Outstanding December 31, 2020	**2,138,442**
Outstanding December 31, 2020 after Reverse Split (**)	**424,373**
Forfeited (*)	(38,187)
Outstanding December 31, 2021	**386,186**

The 2020 Plan – Board and Extraordinary	**Time RSU**
Outstanding December 31, 2020	**170,568**
Outstanding December 31, 2020 after Reverse Split (**)	**33,931**
Forfeited (*)	(33,931)
Outstanding December 31, 2021	-

The 2020 Plan – Stock Option	**SOP**
Outstanding December 31, 2020	**1,507,518**
Vested	**(160,394)**
Forfeited (*)	(109,746)
Outstanding December 31, 2021	**1,237,378**

The 2020 Plan – Performance Award	**Performance Award**
Outstanding December 31, 2020	**4,256,300**
Forfeited (*)	(710,000)
Outstanding December 31, 2021	**3,546,300**

The 2020 Plan – Performance Award (Potential Matching Shares)	**SOP (Matching Shares)**
Outstanding December 31, 2020	**2,128,150**
Forfeited (*)	(354,000)
Outstanding December 31, 2021	**1,774,150**

The 2020 Plan – Extraordinary SOP	**SOP**
Outstanding December 31, 2020	**195,000**
Forfeited (*)	-
Outstanding December 31, 2021	**195,000**

The 2021 Special Grant	**Performance RSU**
Granted January 29, 2021	**121,802**
Forfeited (*)	-
Outstanding December 31, 2021	**121,802**

Board Grant 2021	Performance RSU
Granted February 24, 2021	**51,803**
Complementary Granted June 9, 2021	3,204
Forfeited (*)	(10,072)
Outstanding December 31, 2021	**44,935**

The 2021 Plan – Stock Option	SOP
Granted February 24, 2021	**621,974**
Complementary Granted September 1, 2021	17,343
Forfeited (*)	(40,360)
Outstanding December 31, 2021	**598,957**

The 2021 Plan – Performance Award	Performance Award
Granted February 24, 2021	**5,409,837**
Complementary Granted September 1, 2021	**137,504**
Forfeited (*)	(802,293)
Outstanding December 31, 2021	**4,745,048**

The 2021 Plan – Performance Award (Potential Matching Shares)	SOP (Matching Shares)
Granted February 24, 2021	**2,704,919**
Complementary Granted September 1, 2021	**68,752**
Forfeited (*)	(236,728)
Outstanding December 31, 2021	**2,536,943**

The 2021 Plan – Board and Extraordinary	Performance RSU
Granted November 3, 2021	**40,000**
Forfeited (*)	-
Outstanding December 31, 2021	**40,000**

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

(**) Number of RSUs converted by the ratio of 5.027090466672970. The reserve split only apply for all shared-based payment granted before July 2020, date of reverse split.

The table below summarize the total of Outstanding shares for December 31, 2021

Shared-Based Payment	Shares Outstanding	
The 2019 Plan	386,186	*RSU*
The 2020 Plan – Stock Options	1,237,378	*SOP*
The 2020 Plan – Performance Award (*Potential Matching Shares*)	1,774,150	*SOP*
The 2020 Plan – Extraordinary SOP	195,000	*SOP*
The 2021 Special Grant	121,802	*PRSU*
The 2021 Board Grant	44,935	*RSU*
The 2021 Plan – Stock Options	598,957	*SOP*
The 2021 Plan – Performance Award (Potential Matching Shares)	2,536,943	*SOP*
The 2021 Plan – Board and Extraordinary	40,000	*RSU*
Total	**6.935,351**	

d) Impacts in Profit or Loss

In 2021, 11,276 thousand U.S. dollars (4,723 thousand U.S. dollars in 2020) related to stock-based compensation were recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars	
	For the years ended December 31,	
	2020	2021
(Loss) before income tax	**(42,101)**	**(88,491)**
Income tax applying the statutory tax rate	6,694	23,926
Permanent differences	(175)	(5,398)
Adjustments due to international tax rates	(1,018)	2,800
Tax credits / Withholding Tax of Spanish Branches	(4,661)	(4,510)
DTA write off	(5,619)	(21,277)
Total income tax expense	**(4,779)**	**(4,459)**

Permanent differences in 2021 are mainly related to equity and dividends distributions which represents non-taxable items in Spain, Brazil, Guatemala, and Chile.

DTA write off in 2021 are impacted by the reversal of DTA of Tax Losses of R Brasil (2,541 thousand of U.S. dollars) and Atento Spain Holdco (1,850 thousand of U.S. dollars), as well as the non-recognition of DTA of Tax Losses in the current year for the Luxco entities (11,106 thousand of U.S. dollars) and Atento Mexico Holdco (364 thousand of U.S. dollars).

The breakdown of the Atento Group's income tax expense is as follow:

	Thousands of U.S. dollars	
	For the years ended December 31,	
	2020	2021
Current tax expense	(22,797)	(19,868)
Deferred tax	18,018	15,409
Total income tax expense	**(4,779)**	**(4,459)**

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities on December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Deferred tax assets		
Tax loss carryforwards	36,546	45,949
Tax credits	7,336	5,890
Tax credits – IFRS 16	950	924
Deferred tax assets from temporary differences		
Litigations provisions	4,478	9,489
Financial costs	(426)	4,735
Fixed Assets	11,639	13,165
Operating provisions and others	41,830	35,048
Total deferred tax assets	**102,353**	**115,200**
Deferred tax liabilities		
Intangible assets (**)	(9,917)	(5,742)
Others	(1,586)	644
Total deferred tax liabilities	**(11,503)**	**(5,098)**
Balance at December 31, 2021(*)	**90,850**	**110,102**

(*) DTA assets/liabilities were offset by the entity that has the legal right to settle the tax amounts on a net basis.
(**) DTL related to Intangible assets arise of Bain Capital acquisition in 2012

The deferred tax not recognized as of December 31, 2021 is 52,021 thousand of U.S. dollars (33,249 thousand of U.S. dollars in December 31, 2020).

The temporary differences associated with investments in the Atento's subsidiaries, for which a deferred tax liability has not been recognized, aggregate to 4,507 thousand of U.S. dollars. Atento has determined that the undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future.

The breakdown and balances of deferred tax assets and deferred tax liabilities on December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars				
	Balance at 12/31/2019	Income Statement		Translation differences	Balance at 12/31/2020
		Increases	Decreases		
DEFERRED TAX ASSETS	**99,631**	**31,605**	**(13,010)**	**(15,873)**	**102,353**
Unused tax losses (*)	32,743	3,545	(5,123)	5,381	36,546
Unused tax credits	4,575	2,027	(120)	855	7,337
Deferred tax assets (temporary differences) (**)	62,313	26,033	(7,767)	(22,109)	58,470
DEFERRED TAX LIABILITIES	**(20,378)**	**(735)**	**159**	**9,451**	**(11,503)**
Deferred tax liabilities (temporary differences)	(20,378)	(735)	159	9,451	(11,503)

(*) Tax credits for loss carryforwards.

(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

	Thousands of U.S. dollars				
	Balance at 12/31/2020	Income Statement		Translation differences	Balance at 12/31/2021
		Increases	Decreases		
DEFERRED TAX ASSETS	**102,353**	**20,542**	**(8,623)**	**928**	**115,200**
Unused tax losses (*)	36,546	9,647	(1,175)	931	45,949
Unused tax credits	7,337	73	(29)	(568)	6,813
Deferred tax assets (temporary differences) (**)	58,470	10,822	(7,419)	565	62,438
DEFERRED TAX LIABILITIES	**(11,503)**	**9,202**	**(470)**	**(2,327)**	**(5,098)**
Deferred tax liabilities (temporary differences)	(11,503)	9,202	(470)	(2,327)	(5,098)

(*) Tax credits for loss carryforwards.

(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

There is no expectation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants, and other relevant factors.

c) Taxes recoverable/payables

Details of taxes recoverable and payables at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars As of December 31,	
Recoverable	**2020**	**2021**
Non-current		
Indirect taxes	4,815	4,505
	4,815	**4,505**
Current		
Indirect taxes	29,340	35,451
Other taxes	7,454	7,176
	36,794	**42,627**
Income tax	25,764	30,899
Total	**67,373**	**78,031**

	Thousands of U.S. dollars As of December 31,	
Payables	**2020**	**2021**
Non-current		
Social security	1,893	1,653
	1,893	**1,653**
Current		
Indirect taxes	38,026	29,857
Other taxes	59,078	58,749
	97,104	**88,606**
Income tax	16,838	8,872
Total	**115,835**	**99,131**

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2020 and 2021 are as follow:

	Thousands of U.S. dollars						
	12/31/2019	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2020
Non-current							
Provisions for liabilities	24,295	15,709	(9,836)	(7,030)	-	(4,973)	18,165
Provisions for taxes	9,394	12,441	(103)	(1,764)	-	(1,997)	17,971
Provisions for dismantling	9,599	579	(97)	-	-	(1,702)	8,379
Other provisions	5,038	403	(64)	(1,600)	78	(2,753)	1,102
Total non-current	**48,326**	**29,132**	**(10,100)**	**(10,394)**	**78**	**(11,425)**	**45,617**
Current							
Provisions for liabilities	11,533	14,769	(1,689)	(9,096)	-	(807)	14,710
Provisions for taxes	2,002	29	-	-	-	(106)	1,925
Provisions for dismantling	314	2	-	(120)	(78)	(94)	24
Other provisions	4,922	4,116	(2,506)	(1,564)	-	248	5,216
Total current	**18,771**	**18,916**	**(4,195)**	**(10,780)**	**(78)**	**(759)**	**21,875**

	Thousands of U.S. dollars						
	12/31/2020	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2021
Non-current							
Provisions for liabilities	18,165	13,519	(9,501)	(3,935)	-	(1,158)	17,090
Provisions for taxes	17,971	8,406	(2,319)	(12,903)	-	(654)	10,501
Provisions for dismantling	8,379	1,878	(59)	(3)	(265)	(857)	9,073
Other provisions	1,102	427	(15)	(642)	-	136	1,008
Total non-current	**45,617**	**24,230**	**(11,894)**	**(17,483)**	**(265)**	**(2,533)**	**37,672**
Current							
Provisions for liabilities	14,710	17,201	(11,483)	(8,437)	(5)	(1,974)	10,012
Provisions for taxes	1,925	173	(1,253)	-	-	(576)	269
Provisions for dismantling	24	184	-	-	265	11	484
Other provisions	5,216	2,345	(1,629)	(77)	5	391	6,251
Total current	**21,875**	**19,903**	**(14,365)**	**(8,514)**	**265**	**(2,148)**	**17,016**

"Provision for dismantling" corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition. "Provisions for liabilities" mainly relate to provisions for labor related legal claims underway in Brazil amounting to 13,782 thousand U.S dollars and other labor liabilities. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 26,763 thousand U.S. dollars and 23,620 thousand U.S. dollars as of December 31, 2020 and 2021, respectively.

"Provisions for taxes" mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims of 2,393 thousand U.S. dollars and 769 thousand U.S. dollars as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, main lawsuits outstanding in the courts in Brazil and in Mexico were as follows:

Brazil

Labor Litigation

As of December 31, 2021, Atento Brasil was involved in 8.411 labor-related disputes (9,208 labor disputes as of December 31, 2020), being 8.271 of labor massive and 56 of outliers and 84 others, filed by Atento's employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 29.134 thousand U.S. dollars (33,598 thousand U.S. dollars on December 31, 2020), of which 16.133 thousand U.S. dollars Labor Massive-related, 2.717 thousand U.S. dollars Labor Outliers-related and 12.544 thousand U.S. dollars Special Labor cases related.

Civil Litigation

As of December 31, 2021, Atento Brasil S.A. is party to 9 civil lawsuits ongoing for various reasons (10 on December 31, 2020) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of the claims is 3,259 thousand U.S. dollars (3,464 thousand U.S. dollars on December 31, 2020).

Tax Litigation

As of December 31, 2021 Atento, Brasil is party to 74 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (42 on December 31, 2020) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of these claims is 32.699 thousand U.S. dollars (38,198 thousand U.S dollars on December 31, 2020).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. Tax authorities has challenged the disallowance of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated by the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax for the period of 2012 related to payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,542 thousand Brazilian Reais (approximately 62,028 thousand U.S. dollars considering the current currency exchange rate) and was assessed by the Company's outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020 CARF issued a partially favourable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020 the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,542 thousand Brazilian Reais to 230,771 thousand Brazilian Reais (approximately 40,844 thousand U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,604 thousand Brazilian Reais (approximately 17,979 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

Legal Proceedings – Others

Atento Brasil S.A. an indirect subsidiary of Atento S.A is a party of others judicial and administrative proceedings classified as possible based on the analysis of its legal counsel and external lawyers such as: 1) administrative compensation of amounts collected as social security contributions on transportation vouchers, food stamps and medical expenses. The thesis defended by the Company determines that this taxation is unconstitutional and, therefore, there is the possibility of compensation for the collection referring to the past. High Court has not yet judged the thesis. The exposition calculated by experts refers to $8.0 million as of December 31, 2021.

Mexico

At December 31, 2021, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totalling 14,486 U.S. dollars (Atento Servicios, S.A. de C.V. 10,089 U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,397 U.S. dollars), according to the external labor law firm for possible risk labor disputes.

22) REVENUE

a) Revenue from contracts with customers

The group derives revenue from the transfer of services over time in the following line and geographical regions, net of applicable revenue taxes:

	Thousands of U.S. dollars				
2020	**EMEA**	**Americas**	**Brazil**	**Others and Elimination**	**Total**
Sales to other companies	113,864	381,133	466,701	-	961,698
Sales to Telefónica Group	120,798	195,804	133,962	-	450,564
Sales to other group companies (*)	-	5,101	8,732	(13,833)	-
Total Revenue	**234,662**	**582,038**	**609,395**	**(13,833)**	**1,412,262**

(*) Includes the allocated revenue among the operating segments.

	Thousands of U.S. dollars				
2021	**EMEA**	**Americas**	**Brazil**	**Others and Elimination**	**Total**
Sales to other companies	129,121	427,502	428,418	-	985,041
Sales to Telefónica Group	120,964	203,828	139,392	-	464,184
Sales to other group companies (*)	-	2,595	972	(3,567)	-
Total Revenue	**250,085**	**633,925**	**568,782**	**(3,567)**	**1,449,225**

(*) Includes the allocated revenue among the operating segments.

23) OTHER OPERATING INCOME

Details of other operating income for the years ended December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Other operating income		
Other operating income (a)	5,574	10,538
Total	**5,574**	**10,538**

(a) The increase observed in December 31, 2021 is mainly due to a specific agreement among Atento Spain and "Telefônica de España S.A" to boost the digitalization of services rendered

24) OTHER GAINS

Other gains decreased from 99 thousand U.S. dollars in the year ended December 31, 2020 to 35 thousand U.S. dollars in the year ended December 31, 2021.

25) EXPENSES

a) Supplies

Details of amounts recognized under "Supplies" during the years ended December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Supplies		
Services rendered	25,994	43,774
Leases	14,678	27,500
Purchases of materials	4,266	3,746
Communications	11,488	15,863
Expenses with labor unions	797	18
Other	15,053	18,868
Total	**72,276**	**109,769**

b) Employee benefit expenses

Details of amounts recognized under "Employee benefit expenses" during the years ended December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Employee benefit expenses		
Salaries and wages	788,297	799,613
Social security	101,911	108,245
Supplementary pension contributions	3,111	3,279
Termination benefits	24,262	23,028
Other welfare costs*	142,827	168,502
Total	**1,060,408**	**1,102,668**

(*) "Other welfare costs" as of December 31, 2020 and 2021 primarily comprise employee benefits as food tickets expenses, transport expenses and health Insurance.

Average headcount

The average Company headcount in 2020 and 2021 is presented as follows:

	December 31,	
	2020	2021
Brazil	71,327	74,633
America	56,021	53,194
EMEA	12,457	12,726
Total (1)	**139,805**	**140,553**

(1) Average headcount is calculated based on the average of the year of each month´s end number of employees

c) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Depreciation and amortization		
Intangible assets (Note 6)	46,981	60,069
Property, plant and equipment (Note 9)	26,683	24,891
Right-of-use assets (Note 10)	47,256	48,268
Total	**120,920**	**133,228**

26) OTHER OPERATING EXPENSES

The breakdown of "Other operating expenses" for the years ended December 31, 2020 and 2021 is as follow:

	Thousands of U.S. dollars	
	2020	2021
Other operating expenses		
Services provided by third parties	106,526	95,064
Losses on disposal of fixed assets	316	414
Taxes other than income tax	11,610	4,344
Other management expenses	259	123
Total	**118,711**	**99,945**

Details of "Services provided by third parties" under "Other operating expenses" are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Services provided by third parties		
Leases (*)	13,202	2,010
Installation and maintenance	23,775	22,102
Lawyers and law firms	3,157	3,695
Tax advisory services	14	0
Consultants	11,584	15,305
Audits and other related services	1,187	1,987
Other external professional services	24,779	30,441
Publicity, advertising, and public relations	3,556	3,048
Insurance premiums	1,517	1,267
Travel expenses	1,631	784
Utilities	17,736	6,550
Banking and similar services	971	414
Other	3,417	7,461
TOTAL	**106,526**	**95,064**

(*) For 2020 and 2021, the amount is related to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets.

27) NET FINANCE EXPENSE

The breakdown of "Finance Income" and "Finance cost" for the years ended December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Finance income		
Interest from third parties and hyperinflationary adjustment in Argentina [a]	15,683	15,506
Total finance income	**15,683**	**15,506**
Finance costs		
Interest accrued to third parties	(66,719)	(83,555)
Discounts to the present value of provisions and other liabilities	(3,574)	(8,334)
Total finance costs [b]	**(70,293)**	**(91,889)**

(a) Contain a positive impact of 7,122 thousand of U.S. dollars for the year ended December 31, 2021 (5,285 thousand of U.S. dollars for the year ended December 31, 2020) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.

(b) The increase in finance costs in 2020 and 2021 was mainly driven by refinancing of the Senior Secured Notes - Atento Luxco 1 redeemed all of the outstanding amount of the 2022 Senior Secured Notes through a cash tender offer and redemption. The notes were called at a premium, resulting in a total call cost of $7.6 million recorded in finance costs in 2021, along with the remaining balance of the 2022 Senior Secured Notes issuance amortized cost.

The breakdown of "Change in fair value of financial instruments" and "Net foreign exchange gain/(loss)" is shown in the table below:

Thousands of U.S. dollars	2020		
	Gains	Losses	Net
Fair value of financial instruments	-	-	-
Fair value of financial instruments	-	-	-
Foreign exchange gains/(losses)			
Loans and receivables	6,805	(2,995)	**3,810**
Current transactions	48,992	(80,620)	**(31,628)**
Total	**55,797**	**(83,615)**	**(27,818)**

Thousands of U.S. dollars	2021		
	Gains	Losses	Net
Fair value of financial instruments	-	(42,285)	**(42,285)**
Fair value of financial instruments	-	**(42,285)**	**(42,285)**
Foreign exchange gains/(losses)			
Loans and receivables	3,771	(1,979)	**1,792**
Current transactions	46,188	(30,311)	**15,877**
Total	**49,959**	**(32,290)**	**17,669**

28) SEGMENT INFORMATION

The CEO is the Chief Operating Decision Maker ("CODM"). Management has determined the operating segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and assessing performance. The results measurement used by the CEO to assess the performance of the Atento Group's segments is the EBITDA (as defined below).

The CEO considers the business from the geographical perspective in the following areas:

- EMEA, which combines the activities carried out regionally in Spain.

- The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.

- Brazil, which is managed separately in view of its different language and major importance.

The Atento Group uses EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA provides an important measure of the segment's operating performance because it allows management to evaluate and compare the segments' operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss) for the period before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization.

EBITDA is a commonly reported measure and are widely used among analysts, investors and other interested parties in the Atento Group's industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA should not be considered as an alternative to the profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flow from operating activities as a measurement of our liquidity.

The following tables present financial information for the Atento Group's operating segments for the years ended December 31, 2020 and 2021 (in thousand U.S. dollars):

a) Disaggregated revenue information

For the year ended December 31, 2020

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and eliminations**	**Total Group**
Revenue					
Sales to other companies	113,864	381,133	466,701	-	961,698
Sales to Telefónica Group	120,798	195,804	133,962	-	450,564
Sales to other group companies(*)	-	5,101	8,732	(13,833)	-
Total Revenue	**234,662**	**582,038**	**609,395**	**(13,833)**	**1,412,262**
Income/(Expenses)					
Supplies	(27,464)	(11,902)	(36,302)	3,392	(72,276)
Employee benefit Expenses	(172,950)	(451,801)	(430,417)	(5,240)	(1,060,408)
Changes in trade provision	(0,305)	(1,665)	(3,323)	-	(5,293)
Other operating income and expense	(18,593)	(64,072)	(61,139)	30,767	(113,037)
EBITDA	**15,349**	**52,598**	**78,214**	**15,086**	**161,247**
Depreciation and amortization					(120,920)
Net finance expense					(82,428)
Profit/(loss) before income tax					**(42,100)**
Other disclosures					
Capital expenditure	3,234	8,931	23,699	10	35,874
Intangible, Goodwill and PP&E	47,759	150,100	240,032	496	438,387
Allocated assets (**)	400,010	545,587	539,222	(308,696)	1,176,123
Allocated liabilities	153,405	309,118	451,376	142,548	1,056,447

(*) Includes the allocated revenue among the operating segments.

For the year ended December 31, 2021

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and eliminations**	**Total Group**
Revenue					
Sales to other companies	129,121	427,502	428,418	-	985,041
Sales to Telefónica Group	120,964	203,828	139,392	-	464,184
Sales to other group companies (*)	-	2,595	972	(3,567)	-
Total Revenue	**250,085**	**633,925**	**568,782**	**(3,567)**	**1,449,225**
Income/(Expenses)					
Supplies	(48,830)	(11,497)	(51,928)	2,486	(109,769)
Employee benefit expenses	(164,266)	(493,246)	(435,506)	(9,649)	(1,102,668)
Impairment charges	-	(1,977)	-	-	(1,977)
Changes in trade provision	(583)	(280)	1,159	-	296
Other operating income and expense	(9,785)	(67,416)	(35,815)	23,644	(89,372)
EBITDA	**26,621**	**59,509**	**46,692**	**12,914**	**145,735**
Net finance expense					(100,999)
Depreciation and amortization					(133,228)
Profit/(loss) before income tax					**(88,491)**
Other disclosures					
Capital expenditure	7,745	33,338	60,408	3	101,494
Intangible, Goodwill and PP&E	36,877	149,891	233,877	281	420,926
Allocated assets (**)	360,689	551,671	534,144	(326,315)	1,120,189
Allocated liabilities	133,057	346,894	483,271	149,759	1,112,981

(*) Includes the allocated revenue among the operating segments

(**) Allocated assets include adjustment at corporate level related to intangible assets arised from business combination due Bain Capital acquisition

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,	
	2020	2021
Country		
Spain	234,662	250,085
Other and eliminations (*)	-	-
EMEA	**234,662**	**250,085**
Argentina	67,905	77,511
Chile	82,188	79,706
Colombia	70,970	79,003
El Salvador	17,507	21,384
United States	62,262	91,946
Guatemala	6,232	4,624
Mexico	161,492	174,536
Peru	85,375	74,457
Puerto Rico	16,689	16,979
Uruguay	2,298	2,711
Panama	3,615	744
Nicaragua	3,314	527
Costa Rica	8,022	12,461
Other and eliminations (*)	(5,831)	(2,664)
Americas	**582,038**	**633,925**
Brazil	600,663	567,810
Other and eliminations (*)	8,732	972
Brazil	**609,395**	**568,782**
Other and eliminations (*)	**(13,833)**	**(3,567)**
Total revenue	**1,412,262**	**1,449,225**

(*) Includes holding company level revenues and consolidation adjustments.

29) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the years ended December 31,	
	2020	2021
Result attributable to equity owners of the Company		
Atento's (loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(46,880)	(92,950)
Weighted average number of ordinary shares (*)	14,082,904	14,062,191
Basic earnings/(loss) per share (in U.S. dollars) (*)	**(3.33)**	**(6.61)**

(*) As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	For the years ended December 31,	
	2020	2021
Result attributable to equity owners of the Company		
Atento's profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(46,880)	(92,950)
Adjusted weighted average number of ordinary shares (*) (1)	14,082,904	14,062,191
Diluted earnings/(loss) per share (in U.S. dollars) (*) (1)	**(3.33)**	**(6.61)**

(*) As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, adjusted weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

(1) As of December 31, 2020 and 2021, potential ordinary shares of 1,729,548 and 6,958,751 respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the years are anti-dilutive.

30) COMMITMENTS

We do not have any off-balance sheet arrangements other than short-term or low-value leases (already disclosure) and guarantees. The following table shows the decrease in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. Of these guarantees, as of December 2021 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and labor related procedures. The Company's directors consider that no contingencies will arise from these guarantees in addition to those already recognized. There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

Guarantees

As of December 31, 2020 and 2021, the Atento Group has guarantees to third parties of 307,403 thousand U.S. dollars and 277,137 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Guarantees		
Financial, labor-related, tax and rental transactions	119,356	126,184
Contractual obligations	187,962	150,796
Other	85	157
Total	**307,403**	**277,137**

The Company's directors do not believe that any contingencies will arise from these guarantees other than those already recognized. The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relates to tax and labor proceedings.

31) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group's key management personnel in 2020 and 2021. The total remuneration presented in the table below are classified as short-term employee benefits, except for the share-based compensation.

	Thousands of U.S. dollars	
	2020	**2021**
Salaries and variable remuneration	**6,137**	**8,489**
Salaries	2,359	2,803
Share-based compensation	2,493	3,938
Variable remuneration	1,285	1,748
Payment in kind	289	325
Medical insurance	77	80
Life insurance premiums	64	72
Other	148	173
Total	**6,426**	**8,814**

32) SUBSEQUENT EVENTS

Bank Borrowings

On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023.

Cross-Currency Swaps

On January 04, 2022, Atento Luxco 1 S.A. unwound the 80.0 million U.S dollars principal exchange in the USD/BRL cross-currency swap entered with Morgan Stanley on February 26, 2021. The resulting cross-currency swap with Morgan Stanley is now coupon-only and the BRL pay leg rate was reduced from 182.0% to 142.25% of the CDI (Brazilian Interbank Market Rate).

On March 23, 2022, Atento Luxco 1 S.A. unwound the full EUR/USD cross-currency swap entered with Nomura on February 25, 2021. The resulting fair value of 4,130 thousand U.S. dollars will be credited on March 25, 2022.

Capital Increase

On January 14, 2022, the Board approved a share capital increase of 451,667 issued shares by an amount of 1,1 thousand U.S dollars to support the vested shared-based payment, increasing the number of outstanding shares to 15,451,667.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Basis of Presentation and Other Information

Except where the context otherwise requires or where otherwise indicated, the terms "Atento", "we", "us", "our", "the Company", and "our business" refer to Atento S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on March 5, 2014, together with its consolidated subsidiaries.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

After completed our IPO, the follow share capital increases in the follow years were approved by our Board of Directors ("The Board):

Period	Initial number of ordinary shares	Shares increase approved by Board	Total Number of ordinary Shares	Total Number of ordinary Shares after reverse split (1)
August 4, 2015	73,619,511	131,620	73,751,131	
July 28, 2016	73,751,131	157,925	73,909,056	
November 6, 2018	73,909,056	1,161,870	75,070,926	
January 18, 2019	75,070,926	335,431	75,406,357	15,000,000

(1) On July 28, 2020, an extraordinary shareholder's meeting approved the conversion of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Acquisition and Divestment Transactions

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil, now holding 100% of the company's shares.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a provider of BPO services and solutions. On May 17, 2019, the Company acquired the minority interest corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

Other Transactions

Senior Secured Notes

On August 10, 2017, Atento completed a refinancing transaction of its financing structure throughout its wholly-owned subsidiary Atento Luxco 1 S.A. The new financing structure included an offering by Atento Luxco 1 S.A of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the "Offering"). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Atento Luxco 1 S.A.´s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The 6.125% Senior Secured Notes due 2022 were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries on a joint and several basis.

On April 4, 2019, Atento Luxco 1 S.A., a wholly owned subsidiary of Atento S.A., closed an offering of an additional US$100.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 in a private placement transaction (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due 2026, in a private placement transaction. Atento Luxco 1 S.A used the net proceeds of the offering, together with cash on hand, to refinance the6.125% Senior Secured Notes due 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries.

On February 17, 2021, Atento Luxco 1 S.A. completed a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022. The notes were purchased at a price equal to $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, which excluded accrued interest and additional amounts payable on the notes accepted for purchase and included an early tender payment of $30.0 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. On February 18, 2021, Atento Luxco 1 S.A. redeemed the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured Notes due 2022. The redemption price of the notes was $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, plus accrued and unpaid interest and additional amounts on the principal amount of 6.125% Senior Secured Notes due 2022, which totaled to $1,016.67 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. With these transactions, the Company completed the refinancing of all $500.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.

Dividends

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento's corporate bodies and will be determined based upon, amongst other things, Atento's performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements, and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017, to shareholders of record as of the close on November 10, 2017.

Certain of our financial agreements includes some limits, among other things, the ability of the Issuer and its restricted subsidiaries to declare or pay dividends for stockholder. The Company regularly monitors all financial ratios under the debt agreements and dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants, and other relevant factors.

Shareholders

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of Pikco of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On February 4, 2020, a general meeting of shareholders of the Company approved a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company's share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares).

On May 6, 2020, Atento S.A. (the "Company") announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates' (collectively, "HPS"), GIC's, and an investment fund affiliated with Farallon Capital Management, L.L.C. ("Farallon")'s (collectively, the "Institutional Investors") acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors (the "Transaction"). Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC and Farallon (each, a "Director Nomination Agreement"), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the "Registration Rights Agreement"), have become effective as of June 22, 2020. Atento completed the existing registration rights agreement, dated as of October 6, 2014, by and between the Company and Atalaya Luxco Pikco S.C.A., which has become effective upon completion of the Transaction on June 22, 2020.

Exchange Rate Information

In this Annual Report, all references to "U.S. dollar" and "$" are to the lawful currency of the United States and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia, and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2020		2021	
	Average	**December 31**	**Average**	**December 31**
Euro (EUR)	0.88	0.81	0.85	0.88
Brazil (BRL)	5.15	5.20	5.39	5.58
Mexico (MXN)	21.49	19.91	20.28	20.47
Colombia (COP)	3,694.46	3,432.50	3,741.97	3,981.16
Chile (CLP)	792.17	711.24	759.14	850.25
Peru (PEN)	3.50	3.62	3.88	4.00
Argentina (ARS)	70.64	84.15	95.08	102.72

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") as adopted by the European Union ("EU") for the periods herein presented.

Rounding

Certain numerical figures set out in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management's Discussion and Analysis of Financial Condition and Results of Operations" are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Financial Information" included elsewhere in this document.

($ in millions)	As of and for the year ended December 31, 2021	2020	Change (%)	Change excluding FX (%) (**)
Revenue	1,449.2	1,412.3	2.6	5.3
(Loss)/profit for the period	(93.0)	(46.9)	98.3	100.0
EBITDA (1)	145.8	161.2	(9.6)	(6.1)
Capital Expenditure (2)	(101.4)	(35.9)	(N.M)	(N.M)
Total Debt	718.3	727.8	(1.3)	(1.5)
Cash and cash equivalents	128.8	209.0	(62.3)	(73.0)
Net debt with third parties	589.5	518.8	(16.3)	(17.2)
Balance sheet data:				
Total assets	1,107.8	1,176.1		
Equity	(12.875)	119.7		
Capital stock	0.049	0.049		
Number of shares	15,000,000	15,000,000		

N.M. means not meaningful

(*) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding FX% allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

(1) In When considering the financial performance of the business, our management analyses the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets, and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(2) We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

Reconciliation of EBITDA to profit/(loss):

($ in millions)	For the year ended December 31, 2020	2021
Profit/(loss) for the year	**(46.9)**	**(93.0)**
Net finance expense (*)	82.4	101.0
Income tax expense	4.8	4.5
Depreciation and amortization	120.9	133.3
EBITDA(1) (non-GAAP)	**161.2**	**145.8**

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company's financial condition and as preconditions to certain transactions (e.g., the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1. Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company's ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described within the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2021, the ratio was 2.5 times. This financial covenant applies only as a restriction for certain actions (e.g. issuance a new debt) and, if breached, will not trigger a default or an event of default.

2. Drawn Super Senior Leverage Ratio (applies to Atento S.A.) includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 calculated as the ratio of consolidated drawn super senior facilities debt to consolidated EBITDA for the twelve-month period. As of December 31, 2021, the ratio was 0.17x. This financial covenant applies only as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2021, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2021 ($ in millions)
Senior Secured Notes	USD	2026	8.000%	503.9
Super Senior Credit Facility	USD	2026	Libor + 3.25%	25.0
BNDES	BRL	2022	Energy Efficiency Project: TJLP + 2%	0.6
Lease Liabilities	BRL, USD	2025	7.0%-12.0%	155.8
Other Borrowings	BRL, USD	2022	4.5%-8.9%	33.0
Total Debt				**718.3**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under "Cautionary Statement with respect to Forward-Looking Statements".

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing ("CRM BPO") services and solutions in Latin America, and among the top five providers globally, each based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the "Telefónica Group"). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol "ATTO." In May 2020, Bain Capital transferred substantially all of its remaining shares to HPS Investment Partners, LLC, GIC and an investment fund affiliated with Farallon Capital Management, L.L.C.

We operate in markets that are strong and other that have been significantly impacted by adverse macroeconomics fluctuations and the COVID-19 pandemic. The Company seeks potential long-term growth in these markets driven by business trends, growth potential that includes (i)) further outsourcing of CRM BPO operations, (ii) further penetration in existing markets, (iii) development of new industry vertical expertise, such as healthcare and fintech; (iv) expansion of offshore call center services for U.S clients, and (v) futher penetration of geographies from which revenues increase hard currencies.

We operate in 13 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil ("Americas") and (iii) EMEA. For the year ended December 31, 2021, Brazil accounted for 39.2% of our revenue and 32.0% of our EBITDA; Americas accounted for 43.7% of our revenue and 40,8% of our EBITDA; EMEA accounted for 17.3% of our revenue and 18,3% of our EBITDA (in each case, before holding company level revenue and consolidation adjustments).

As of December 31, 2021, we had 87,382 workstations globally: 47,407 in Brazil, 34,673 in the Americas (excluding Brazil) and 5,302 in EMEA. As of December 31, 2021, we had 89 delivery centers globally: 30 in Brazil, 45 in the Americas (excluding Brazil) and 14 in EMEA.

The following table shows the number of workstations and delivery centers in by segment in which we operated as of December 31, 2020, 2021.

	Number of Workstations		Number of Service Delivery Centers (1)	
	2020	**2021**	**2020**	**2021**
Brazil	49,294	47,407	31	30
Americas	38,761	34,673	49	45
EMEA	5,253	5,302	14	14
Total	**93,308**	**87,382**	**94**	**89**

(1) Includes service delivery centers at facilities operated by Atento as well as those owned by our clients where we provide operations personnel and workstations.

For the years ended December 31, 2020 and 2021, revenue generated from our 15 largest client groups represented 68.3% and 66.2% of our revenue, respectively. Excluding revenue generated from Telefónica S.A., for the years ended December 31, 2020 and 2021, our 15 largest client groups represented 37.4% and 35.2% of our revenue, respectively. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, to improve profitability of our existing operations, accelerate the development of our next generation services and digital capabilities and strengthen our position in those segments and geographies which we believe have potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking, and financial services, and more recently, with tech and born-digital companies enables us to tailor our services and solutions for our customers, further embedding us within their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we began implementing new technologies to build-out our Next Generation and Digital Capabilities program, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation activities (high value voice, integrated multichannel and automated back office) and four next generation capabilities (AI/Cognitive, Analytics, Automation/RPA and CX consulting).

Average headcount

We believe that our people are key enablers organization's most valuable resource to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing our culture named "One Atento" and it defines our way of doing business: as a global company, with the strength of a united team, to leverage our leading position in the market.

The average Company headcount in 2020 and 2021 is presented as follows:

	December 31,	
	2020	**2021**
Brazil	71,327	74,633
America	56,021	53,194
EMEA	12,457	12,726
Total (1)	**139,805**	**140,553**

(2) Average headcount is calculated based on the average of the year of each month's end number of employees

The reduction in average headcount compared in the last year reflects the implementation of two pillars of our Three Horizon Plan, namely:

- Operational excellence: we have taken a number of steps to improve our operations, such as managing of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality control, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvements being implemented at the regional levels. The focus of these initiatives is on increasing our margins contribution and improving our customers' experience;

- Optimization initiatives to reduce selling, general and administrative expenses, as well as other costs: we are transforming our business support areas to generate savings and reduce costs. We have analyzed our business most significant cost components within the human resources, technology, facilities, and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One such actions is the ongoing digitalization of human resources processes. For example, our human resources team has implemented the use of digital tools for recruiting and retaining the market´s best talent to support our customers' operations.

Impact of COVID-19 Outbreak – Update

During 2021 the Company continued to monitor the economic and health impacts of COVID-19 across those countries where it operates. Peru was one of the countries most affected by COVID-19 during 2021, among those we operate in, largely due to poor internet infrastructure in this country, with deficient connectivity for a portion of our agents located in its more remote regions. Peru also had a delayed vaccination schedule compared to other countries. To date, no significant impacts on our collection experience nor expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic.

Consolidated Statements of Operations for the Years Ended December 31, 2020 and 2021

($ in millions, except percentage changes)	For the years ended December 31, 2020	For the years ended December 31, 2021	Change (%)	Change excluding FX (%)[2]
Revenue	**1,412.3**	**1,449.2**	**2.6**	**5.3**
Other operating income	5.6	10.5	89.1	**93.9**
Other gains	0.1	0.0	(64.0)	**(100.3)**
Operating expenses:				
Supplies	(72.3)	(109.8)	51.9	55.4
Employee benefit expenses	(1,060.4)	(1,102.7)	4.0	6.6
Depreciation	(73.9)	(73.2)	(0.9)	1.6
Amortization	(47.0)	(60.1)	27.9	31.4
Changes in trade provisions	(5.3)	0.3	(105.6)	(105.6)
Impairment charges	(0.0)	(2.0)	N.M.	N.M.
Other operating expenses	(118.7)	(99.9)	(15.8)	(13.6)
Total operating expenses	**(1,377.6)**	**(1,447.3)**	**5.1**	**7.7**
Finance income	15.7	15.5	(1.1)	8.0
Finance costs	(70.3)	(91.9)	30.7	33.2
Change in fair value of financial instruments	0.0	(42.3)	N.M	N.M
Net foreign exchange loss	(27.8)	17.7	N.M	N.M
Profit/(loss) before income tax	**(42.1)**	**(88.5)**	**110.2**	**113.8**
Income tax expense	(4.8)	(4.5)	(6.7)	(12.6)
Profit/(loss) for the year	**(46.9)**	**(93.0)**	**98.3**	**100**
Profit/(loss) attributable to:				
Owners of the parent	(46.9)	(93.0)	98.3	100.0
Non-controlling interest	-	-	N.M.	N.M.
Profit/(loss) for the year	**(46.9)**	**(93.0)**	**98.2**	**100**
Total EBITDA[1]	**161.2**	**145.8**	**(9.6)**	

(1) When considering the financial performance of the business, our management analyses the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year.

We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets, and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance.

EBITDA is a measure that is frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss or other measures determined in accordance with IFRS. EBITDA is not

necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures. The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(2) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding Foreign exchange effects allows the Company to monitor the main variation arising from local operating results on a comparative basis.

N.M. means not meaningful

Consolidated Income Statements by Segment for the Year Ended December 31, 2020 and 2021

($ in millions, except percentage changes)	For the years ended December 31, 2020	For the years ended December 31, 2021	Change (%)	Change Excluding FX (%)[3]
Revenue:				
Brazil	609.4	568.8	(6.7)	(0.2)
Americas	582.0	633.9	8.9	11.7
EMEA	234.7	250.1	6.6	3.1
Other and eliminations (1)	(13.8)	(3.6)	(74.1)	(4.5)
Total revenue	**1,412.3**	**1,449.2**	**2.6**	**5.3**
Operating expenses:				
Brazil	(594.5)	(596.6)	0.4	5.7
Americas	(576.7)	(633.8)	9.5	12.3
EMEA	(235.1)	(244.4)	3.7	0.3
Other and eliminations (1)	28.7	27.5	(14.2)	(3.1)
Total operating expenses	**(1,377.6)**	**(1,447.3)**	**5.1**	**7.7**
EBITDA :				
Brazil	78.2	46.7	(40.3)	(36.5)
Americas	52.6	59.5	13.1	15.5.
EMEA	15.3	26.6	73.4	72.7
Other and eliminations (1)	15.1	12.9	(14.4)	(12.1)
Total EBITDA	**161.2**	**145.8**	**(9.6)**	**(6.1)**

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments

(2) When considering the financial performance of the business, our management analyses the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets, and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(3) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding FX% allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

N.M. means not meaningful

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

Revenue

Revenue increased by $36.9 million, or 2.6%, from $1,412.3 million for the year ended December 31, 2020 to $1,449.2 million for the year ended December 31, 2021, mostly explained by growth in the operation in America. Excluding the impact of foreign exchange, revenue increased 5.3%, despite a negative impact in Brazil due to the cyberattack in the last quarter of 2021 for $34.8 million. Revenues from Multisector (sales to other companies) clients increased by $23.3 million, or 2.4%, from $961.7 million for the year ended December 31, 2020 to $985.0 million for the year ended December 31, 2021, mainly driven by a growth in the operation of Americas by 14,1 bps. Excluding the impact of foreign exchange, revenue from multisector clients increased 5.3%, supported by gains in all regions, coming mostly from financial services on higher volume from current clients.

Revenue from Telefônica presented an increase of $13.7 million, or 3.0%, from $450.5 million in revenue for the year ended December 31, 2020, to $464.2 million for the year ended December 31, 2021, mostly explained growth in the operation in America. Excluding the impact of foreign exchange, revenue from Telefônica clients increased by 5.4%.

The following chart provides a breakdown of revenue by geographic region for the year ended December 31, 2020 and 2021 and as a percentage of revenue with the percentage change between those periods including and net of foreign exchange effects.

	For the years ended December 31, 2020 and 2021					
($ in millions, except percentage changes)	**2020**	**(%)**	**2021**	**(%)**	**Change (%)**	**Change excluding FX (%)**
Brazil	609.4	43.2	568.8	39.2	(6.7)	(0.2)
Americas	582.0	41.2	633.9	43.7	8.9	11.7
EMEA	234.7	16.6	250.1	17.3	6.6	3.1
Other and eliminations (1)	(13.8)	(1.0)	(3.6)	(0.2)	(74.1)	(4.5)
Total	**1,412.3**	**100.0**	**1,449.2**	**100.0**	**2.6**	**5.3**

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(*) The FX change % presented is calculated using the current currency official published by Central Bank FX for the variation of 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding Fx% allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

Brazil

Revenue in Brazil for the year ended December 31, 2020 and 2021 totaled $609.4 million and $568.8 million, respectively, a decrease of $40.6 million, or 6.7%. Excluding the impact of foreign exchange, revenue decreased by 0.2%, of which Multisector clients decreased by 3.1%, while Revenues from Telefônica increased by 10.2% supported by new contracts. Important to consider that 2021 revenue was strongly impacted by $34.8 million due cyberattack.

Americas

Revenue in America for the year ended December 31, 2020 and 2021 totaled $582.0 million and $633.9 million, respectively, an increase of $51.9 million, or 8.9%. Excluding the impact of foreign exchange, revenue increased by 11.7%. Revenue from multisector clients increased by 14.1%, supported by US organic growth, focused on high margin clients. Revenue from Telefônica increased by 7.1% mainly driven, the recovery to a normal service volume if compared with 2020 heavily impacted by COVID-19.

EMEA

Revenue in EMEA for the year ended December 31, 2020 and 2021 totaled $234.7 million and $250.1 million, respectively, an increase of $15.4 million, or 6.6%. Excluding the impact of foreign exchange, revenue increased by 3.1%, of which Revenue from multisector clients increased by 8.4%, mainly due to COVID-19 effects in 2020. Revenue from Telefónica decreased by 2.0%.

Other operating income

Other operating income totaled $5.6 million and $10.5 million for the year ended December 31, 2020 and 2021, respectively. This increase of $4.9M million was mainly driven by the boost of digitalization of the services rendered to Telefónica España related to a specific service agreement.

Total operating expenses

Total operating expenses increased by $69.7 million, or 5.1%, from $1,377.6 million for the year ended December 31, 2020 to $ 1,447.3 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses increased by 7.2%, slightly above revenue growth and mostly coming from employee benefit expenses and higher activity in Americas, supported by higher volumes. As a percentage of revenue, operating expenses increased to 99.8% for the year ended December 31, 2021, increasing 2.1% compared to 2020.

Supplies: Supplies expenses increased by $37.5 million, or 51.9%, from $72.3 million for the year ended December 31, 2020 to $109.8 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, supplies expenses increased by 55.4%. The increase main refers to the cyberattacks cost related to the containment of the threat, prevention and contingency plan for the reestablishment of services and fines. As a percentage of revenue, supplies represented 5.1% and 6.5% for year ended December 31, 2020 and 2021 respectively.

Employee benefit expenses: Employee benefit expenses increased by $42.3 million, or 4.0%, from $1,060.4 million for the year ended December 31, 2020 to $1,102.7 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, employee benefit expenses increased by 6.6%. The increase is employee benefit expense mainly related to the wage updates as expected and impacted by the revenue increase from 2020 to 2021. As a percentage of revenue, employee benefit expenses represented 75.1% and 76.1% for the year ended December 31, 2020 and 2021, respectively. Percentage of employee benefit expenses by revenue presented an increase by 1.0% from 2020 to 2021 mainly due the cyberattack resulting in lost revenue but no reduction of expense since the Company kept the employees even there was a service interruption.

Depreciation and amortization: Depreciation and amortization expenses increased by $12.4 million, or 10,2%, from $120.9 million for the year ended December 31, 2020 to $133.3 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 13.2% in a normal course of operation and driven by the increase of capital expenditures along 2021.

Other operating expenses: Other operating expenses decreased by $18.8 million, or 15.8%, from $118.7 million for the year ended December 31, 2020 to $99.9 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, other operating expenses decreased by 13.6% mainly due the reduction of services with third parties and to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets. As a percentage of revenue, other operating expenses were 8.4% and 6.9% for the year ended December 31, 2020 and 2021, respectively.

Brazil

Total operating expenses in Brazil increased by $2.1 million, or 0.3%, from $594.5 million for the year ended December 31, 2020 to $596.6 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 5.0%, mainly impacted by salary inflation. Still excluding the impact of foreign exchange, Operating expenses as a percentage of revenue increased from 97.5% to 104.9%, for the year ended December 31, 2020 and 2021, respectively.

Americas

Total operating expenses in the Americas increased by $55.1 million, or 9.9%, from $576.7 million for the year ended December 31, 2020 to $633.8 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses in Americas increased by 12.0%, mainly impacted by the higher operating activity in the region and inflation. Operating expenses as a percentage of revenue increased from 99.1% to 99.9%, for the year ended December 31, 2020 and 2021, respectively.

EMEA

Total operating expenses in EMEA increased by $9.3 million, or 4.0%, from $235.1 million for the year ended December 31, 2020 to $244.4 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 0.4% below revenue growth. Operating expenses as a percentage of revenue decreased from 100.2% to 97.7%, for the year ended December 31, 2020 and 2021, respectively.

Finance income

Finance income decreased by $0.2 million, or 1.3% from $15.5 million for the year ended December 31, 2021, compared to $15.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, finance income increased by 8.0% during the year ended December 31, 2021.

Finance costs

Finance costs increased by $21.6 million, or 30.7%, from $70.3 million for the year ended December 31, 2020 to $91.9 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, finance costs increased by 33.2% during the year ended December 31, 2021. The increase in finance costs was driven by change in fair value of derivatives and the interest accrued by Senior Secure notes 2026.

Change in fair value of financial instruments

Change in fair value of financial instruments increased by $42.3 for the year ended December 31, 2021 million from zero for the year ended December 31, 2020 due the effects of Company´s hedge operation.

Net foreign exchange gain/(loss)

Net foreign exchange gain/loss increased by $10.1 million from a loss of $27.8 million for the year ended December 31, 2020 to a gain of $17.7 million for the year ended December 31, 2021. This change main reflects the devaluation between U.S dollar and Euro in which company has intercompany balances.

Income tax expense

Income tax expense decreased by $0.3, or 6.2% from $4.8 million for the year ended December 31, 2020 to $4.5 million for the year ended December 31, 2021.

Profit/(loss) for the year

Profit/(loss) for the year increased by $46.1 million, or 98.3% from a loss of $46.9 million for the year ended December 31, 2020 to a loss of $93.0 million for the year ended December 31, 2021, as a result of the factors discussed above.

EBITDA

EBITDA decreased by $15.4 million, or from $161.2 million for the year ended December 31, 2020 to $145.8 million for the year ended December 31, 2021.

EBITDA margin, defined as EBITDA over revenue, decreased from 11.4% for the year ended December 31, 2020 to 10.1% for the year ended December 31, 2021, mainly due the impact of cyberattack.

B. Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $128.8 million. We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2021, the total amount of credit available to us was $50.0 million under our Revolving Credit Facility, from which $25.0 million was drawn as of December 31, 2021.

Our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which are subject to prevailing economic conditions, and other factors, many of which are beyond our control. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and such capital may not be available to us on acceptable terms, if at all.

As of December 31, 2021, our outstanding debt was $718.3 million, which includes $503.9 million of our 8% Senior Secured Notes due 2026, $25.0 million of financing under a super senior revolving credit facility, $0.6 million of financing provided by BNDES, $155.8 million of lease liabilities and $33.0 million of other bank borrowings, mostly short-term financing for working capital needs.

	As of December 31,	
($ in millions, except Net Debt/EBITDA)	**2020**	**2021**
Cash and cash equivalents	209.0	128.8
Debt:		
Senior Secured Notes	505.6	503.9
Super Senior Credit Facility	30.0	25.0
BNDES	0.6	0.6
Lease Liabilities	152.7	155.8
Other Borrowings	38.9	33.0
Total Debt with third parties	**727.8**	**718.3**
Net Debt with third parties (1)	**518.8**	**589.5**
Net Debt/ EBITDA (non-GAAP)	**3.2x**	**4.0x**

(1) When considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt with third parties less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

Cash Flows

As of December 31, 2021, we had cash and cash equivalents of $128.8 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

($ in millions)	**For the year ended December 31,**	
	2020	**2021**
Cash flows from operating activities	127.0	42.3
Cash flows used in investing activities	(38.2)	(48.1)
Cash flows (used in)/provided by financing activities	1.0	(60.5)
Net increase/(decrease) in cash and cash equivalents	89.8	(66.3)
Effect of changes in exchange rates	(5.5)	(13.8)

Cash Flows from Operating Activities

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, cash from operating activities was $42.3 million compared to cash from operating activities of $127.0 million in the same period of the prior year. The decrease is mainly driven by the October 2021 cyberattack and due to changes in working capital.

Cash Flows used in Investing Activities

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, cash used in investing activities was $48.1 million compared to cash used in investing activities of $38.2 million in the same period of prior year, mainly due to capex increases related to new software agreements with Microsoft and other growth-related investments.

Cash Flows from/used in Financing Activities

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021 cash used in by financing activities was $58.0 million compared to cash provided by financing activities of $1.0 million in the same period of prior year, mainly due to issuance costs of financing of Atento Luxco 1 2026 Senior Secured Notes and premium paid for a total call cost of $7.6 million and also due to significant cash amount obtained from new borrowings signed in 2020 if compared to 2021.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. On December 31, 2021, 4.4% of financial debt with third parties (not including derivative financial instrument) bore interests at variable rates, while at December 31, 2020 this amount was 4,5%. In both 2020 and 2021, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2026 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps). We have also entered cross-currency swaps in which we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps). The variable amount of Brazilian Reais is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2021, the estimated fair value of the cross-currency swaps totaled a net liability of 39,956 thousand U.S. dollars (net asset of 5,868 thousand U.S. dollars as of December 31, 2020).

The tables below show the change in fair value (variation) of a +/-100 basis points variation in interest rate and a +/-10 percentage points on exchange rate on the value of the cross-currency swaps.

	Thousands of U.S. dollars
CROSS-CURRENCY FX	**2021**
FAIR VALUE	(39.956)
+10.0%	30.748
-10.0%	(31.301)

	Thousands of U.S. dollars
INTEREST RATE	**2021**
FAIR VALUE	(39.956)
+1%	(4.981)
-1%	2.306

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually based on the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings) ; (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

On December 2021, the Company has presented in your Consolidated Financial Statement a negative shareholders' equity and, due to this fact, the Company performed an extensive analysis over events and transactions that arise deterioration of equity. Company identified that main factors in which this decrease was driven by refers to non-cash events and when it's excluded any effect of non-cash, operating profit are being generated. The directors have, at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements. The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows by operation to meet the payments of financial commitments and the Company has available credit facility such as Super Senior Revolving Credit which provides borrowings capacity of up to 25,000 as of December 31, 2021. In practice, this has meant that the Atento Group's average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group's financial liabilities is provided in Note 16.

d) External risk

We were the target of a cybersecurity incident which disrupted our systems

On October 17, 2021 Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers' access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers' data and to minimize the impacts of the operations' suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.

Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.

Atento Brasil has an insurance policy for compensation related to cyberattacks and, after the cyberattack occurrence, the insurance company was notified. As of December 31, 2021, an expert evaluation was still being conducted and no income was recognized within the accounting balance recorded for December 31, 2021. The Company has partnered with CrowdStrike, an American cybersecurity technology company, to assist in the containment, remediation and prevention of potential cyberattacks. Tools designed to detect, isolate, and neutralize threats were implemented for all servers and endpoints at the Company's Brazil operations.

The financial, operating and consolidated effects on Financial Statements for December 31, 2021 due to the cyberattack based on the Company´s evaluation are as follows:

Customer agreement termination

Although the Company suffered a Cyberattack and was not able to comply with all the service volume in Brazil, we did not incur in any relevant agreement termination with our customers, reinforcing the strongly relationship with our clients

Customers judicial disputes or judicial notification

Although Atento suffered a cyberattack, the actions taken by the Company to minimize risks related to Brazil Law and Regulations contributed to avoid judicial consequences. Since the October 2021 incident, the Company has continued complying with all regulations related to Data Protection. The Company continues monitoring the risks of any impact from a Financial, Operational and Legal perspective. The Company has received notifications from clients claiming cash compensation due to Atento's failure to comply with contracted service volumes that resulted in these clients incurring unexpected costs. Company recognized in 2021 as other operating expenses a probable cash compensation for its customers of $4.0 million related to costs and expenses incurred by these customers due the service interruption of our services for them.

Consolidated effects on Financial statements

The Company presented within its financial statements dated December 31, 2021 the financial effects of the cyberattack that reflect the interruption of operations and non-compliance with the full service volume required under our contracts with customers. The effects presented below refer to Telefónica services in Brazil and are primarily related to the temporary interruption of our services that had a direct impact on some of our customers. We also incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes. The table below presents the effects for the period ending on December 31, 2021 related to lost revenue due the interruption of services. The Company and the customers through your operational system and controls are able to identify the lost revenue based on the service volume and operational expenses incurred by company to containing the threat and expense related to our clients due the service interruption of our services for them.

	December 31, 2021 ($ in millions)
Lost Revenue	34,8
Operational Expenses/penalties	11,3
Total	**46,1**

Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients. While service was restored within 72 hours of the cyberattack, the Company was unable to comply with all expected contractual service volumes for the months of October and November, due to client IT and cybersecurity protocols that prevented the resumption of Atento's services. After the October 21 cyberattack, the Company did not identify any indication that the financial information data was affect.

Potential global and economics impacts of Eastern Europe conflict in 2022

Armed conflict between Russia and Ukraine began in the latter country in February 2022, with restrictive sanctions subsequently implemented by the EU and U.S. against Russia, creating global security concerns that can have a lasting impact on regional and global economies. The sanctions on Russia also are likely to have a substantial impact on the global economy and financial markets, with significant spill over to other countries. In many countries, the crisis is creating an adverse shock in terms of both inflation and economic activity, amid already elevated price pressures. As of December 31, 2021, we did not operate in these countries. However, the Company is monitoring any possible effects which could result in operational and financial risks conditions.

MANAGEMENT´S INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Atento S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, Management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper Management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statements preparation and presentation.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Capital Management

The Atento Group's Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group's capital structure.

The Atento Group's capital management goal is to determine the financial resources necessary both to continue its recurring activities, as going concern, and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We believe the "Atento" trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth in future markets. This also enables us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence, and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2016, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

In 2017, Atento launched its digital business unit under the brand "Atento Digital". Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's offer also includes technologies initiatives and solutions for advancing digital transformation processes while fully leveraging existing systems. Atento Digital is a trademark registered by Atento.

In 2020, Atento launched its "Startup accelerator" program branded "Atento Next". In line with the objective of having innovation at the center of its business strategies, Atento Next is designed to move the Company closer to selected startups, in order to foster even more innovation at the company and for its customers.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES

We integrate ESG criteria into Atento's corporate strategy.

Environment

We have recognized the importance of preserving the environment for many years, and although our activities do not have any major environmental impact, due to the type of business we are, we are committed to reducing our impact. Our focus is on reducing energy, water and paper consumption, as well as the amount of waste generated, minimizing refrigerant gas leaks, and reducing corporate travel.

The first step in minimizing our environmental impact is to measure our impact and analyze our progress to identify which impact reduction investments and initiatives are effective toward achieving our goal of carbon neutrality by 2030.

Below, we list the main measures taken by Atento to help combat climate change and contribute to the preservation of the environment:

- Since 2020, we have worked toward implementation telecommuting on a larger scale for Atento's workforce, primarily using a work-at-home agent model called Atento@Home, which reduces the consumption of workplace resources and minimizes employee commuting.

- Prioritize the consumption of energy from renewable sources.

- Development of initiatives to encourage the separation of waste at its source in our work centers, some of which is subsequently recycled.

- Implementation of measures to reduce consumption of energy, paper and to use of water responsibly in our workplaces.

- Developing a plan to migrate more activities to the Cloud, which generates a lower volume of CO_2 emissions than using other conventional IT platforms.

- Increasing the environmental awareness of our employees to encourage them to adopt greener living and consumption habits.

Social Initiatives

We strive to promote a work environment based on respect, equality, and social inclusion among our employees, a workforce recognized for its diversity, as we have many employees of varied nationalities, races, genders, and ages.

We have a wealth of cultures within our teams that favors the company's development, and therefore we promote a work environment free of any kind of discrimination, whether by race, color, sex, religion, political opinion, origin, or any other discriminatory characteristic. In this respect, we comply with the related principles of the UN Global Compact. We support the inclusion of employees who belong to minority or vulnerable groups, including people with disabilities for whom accommodations are made to fully integrate them into Atento's workforce.

Another fundamental aspect of employee care and wellbeing at Atento is ensuring equal treatment among all members of our team, such as equal treatment and compensation of women and men who work within all levels of our organization. Gender equality is one of the priorities of our Strategic Plan and of our human resources management system, which is reflected in our remuneration, incentivization, and internal promotion policies. We have had an Equality Plan in place since 2019, which guarantees equal treatment and opportunities for women and men in addition to equal pay for work of equal value.

Atento is also source of formal employment for young people and offers training and benefits, advantages that are not common in many of the countries in which Atento operates. Within Atento's workforce, 55% of employees under 30.

Atento Impulsa

In 2009, Atento Impulsa was created as a subsidiary of Atento Spain with the aim of promoting employment and training among groups at risk of exclusion from the labor market.

Atento Impulsa provides employment to more than 140 people with disabilities and, 90% of them work under the Atento@Home model. We collaborate with the project of AEERC (Spanish Association of Customer Relationship Specialists), which aims to highlight the contribution of people with disabilities to the contact center market.

Health and Safety

We have a Quality, Environment, Health and Safety Policy that establishes the basis for the implementation and maintenance of measures necessary to ensure the safety and promote the health of employees in all our work centers.

To this end, we carry out a process of identification, control, and monitoring of possible risks to which our employees may be exposed, and we strive to promote healthy work environments that contribute to the well-being of our employees, emphasizing the importance of maintaining physical, mental, and social fitness.

Governance

Corporate structure and governance

Atento is composed of a number of companies that make up the company's global organization, although they all operate under a single corporate governance framework as well as the same governance policies and guidelines. It should be noted that the Shareholders' Meeting is an independent body, as are its most relevant committees, such as the Audit Committee of the Company's board of directors. The corporate management of the company and the operation of the governing bodies are governed by our by-laws as well as by the laws of Luxembourg, where our headquarters are located, and the requirements of the New York Stock Exchange, including those relating to corporate governance and audit processes.

Our corporate governance is governed by three bodies: the Shareholders, the Board of Directors, composed of eight members with an average age of 55 and various nationalities, and the Executive Committee, composed of nine members, four women and five men, with an average age of 50 and of various nationalities.

The Board provides significant support for the development of our ambitious transformation plan to remain one of the most innovative and relevant customer experiences and BPO providers in the world.

Business Ethics

We have a Code of Ethics, the purpose of which is to define clear behavior characterized by honesty and to encourage it. Any violation of the Code must be reported in order to avoid possible harm to persons or the Company.

We have established a corporate culture based on ethical criteria that is in line with our core values, applicable to employees and all other persons who are part of the Company.

With the objective of preventing bribery and corruption, Atento has an Anti-Corruption Policy attached to the contracts of our employees at the coordinator, executive level and manager level, as well as those of our suppliers. We also emphasize the importance of preventing bribery and corruption through communication and training initiatives regarding related policies and procedures. Through our Reporting Channel, employees can send any communication to the appropriate supervisor regarding an activity or behavior that they have detected and that is or could be a violation of the Company's Code of Ethics or of any other mandatory policy or regulation.

Our ethics principles include maintaining honest and ethical conduct; full, fair, accurate, timely and understandable company reports, documents and other communications; complying with applicable laws and regulations as well as our internal policies; and promptly reporting internally, anonymously and confidentially any detected violations of the Code of Ethics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 21, 2022

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

By: /s/ José Antonio de Sousa Azevedo
Name: José Antonio de Sousa Azevedo
Title: Chief Financial Officer

By: /s/ Robert William Payne
Name: Robert William Payne
Title: Director

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2021

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from______ to

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report

Commission file number: 001-36671

Atento S.A.

(Exact name of Registrant as specified in its charter)

Atento S.A.

(Translation of Registrant's name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

1, rue Hildegard Von Bingen, L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Jose Antonio de Souza Azevedo, Chief Financial Officer
Address: Rua Paul Valery, 255, 4° andar, Chácara Santo Antonio, 04719-050, São Paulo, Brazil
Telephone No.: +55 (11) 3779-0881
e-mail: investor.relations@atento.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	ATTO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock or common stock as of the close of the period covered by the annual report.
15,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Atento S.A.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Basis of Presentation and Other Information

Except where the context otherwise requires or where otherwise indicated, the terms "Atento", "we", "us", "our", "the Company", and "our business" refer to Atento S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on March 5, 2014, together with its consolidated subsidiaries.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

After completed our IPO, the follow share capital increases in the follow years were approved by our Board of Directors ("The Board"):

Period	Initial number of ordinary shares	Shares increase approved by Board	Total Number of ordinary Shares	Total Number of ordinary Shares after reverse split [(1)]
August 4, 2015	73,619,511	131,620	73,751,131	
July 28, 2016	73,751,131	157,925	73,909,056	
November 6, 2018	73,909,056	1,161,870	75,070,926	
January 18, 2019	75,070,926	335,431	75,406,357	15,000,000

(1) On July 28, 2020, an extraordinary shareholder's meeting approved the conversion of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Acquisition and Divestment Transactions

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil, now holding 100% of the company's shares.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a provider of BPO services and solutions. On May 17, 2019, the Company acquired the minority interest corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

Other Transactions

Senior Secured Notes

On August 10, 2017, Atento completed a refinancing transaction of its financing structure through its wholly-owned subsidiary Atento Luxco 1 S.A. The financing structure included an offering by Atento Luxco 1 S.A of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the "Offering"). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Atento Luxco 1 S.A´s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The 6.125% Senior Secured Notes due 2022 were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries on a joint.

On April 4, 2019, Atento Luxco 1 S.A., a wholly owned subsidiary of Atento S.A., closed an offering of an additional US$100.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 in a private placement transaction (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A issued 6.125% Senior Secured Notes due 2022.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due 2026, in a private placement transaction. Atento Luxco 1 S.A used the net proceeds of the offering, together with cash on hand, to refinance the 6.125% Senior Secured Notes due 2022. The 8.000% Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries.

On February 17, 2021, Atento Luxco 1 S.A. completed a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022. The notes were purchased at a price equal to $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, which excluded accrued interest and additional amounts payable on the notes accepted for purchase and included an early tender payment of $30.0 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. On February 18, 2021, Atento Luxco 1 S.A. redeemed the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured Notes due 2022. The redemption price of the notes was $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, plus accrued and unpaid interest and additional amounts on the principal amount of 6.125% Senior Secured Notes due 2022, which totaled to $1,016.67 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. With these transactions, the Company completed the refinancing of all $500.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.

Dividends

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento's corporate bodies and will be determined based upon, amongst other things, Atento's performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements, and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017, to shareholders of record as of the close on November 10, 2017.

The 2026 Senior Secured Notes agreement includes some limits, among other things, the ability of the Issuer and its restricted subsidiaries to declare or pay dividends for stockholder. The Company regularly monitors all financial ratios under the debt agreements and dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants, and other relevant factors.

Shareholders

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale by Pikco of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On February 4, 2020, a general meeting of shareholders of the Company approved a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company's share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares).

On May 6, 2020, Atento S.A. announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates' (collectively, "HPS"), GIC's, and an investment fund affiliated with Farallon Capital Management, L.L.C. ("Farallon")'s (collectively, the "Institutional Investors") acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors. Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC

and Farallon (each, a "Director Nomination Agreement"), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the "Registration Rights Agreement").

Exchange Rate Information

In this Annual Report, all references to "U.S. dollar" and "$" are to the lawful currency of the United States and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2019		2020		2021	
	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.89	0.89	0.88	0.81	0.85	0.88
Brazil (BRL)	3.94	4.03	5.15	5.20	5.39	5.58
Mexico (MXN)	19.25	18.86	21.49	19.91	20.28	20.47
Colombia (COP)	3,281.35	3,277.14	3,694.46	3,432.50	3,741.97	3,981.16
Chile (CLP)	702.77	744.62	792.17	711.24	759.14	850.25
Peru (PEN)	3.34	3.32	3.50	3.62	3.88	4.00
Argentina (ARS)	48.22	59.89	70.64	84.15	95.08	102.72

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

Atento's Financial Information

The consolidated financial information of Atento as of December 31, 2021 and 2020 and for the three years ended December 31, 2021 are included on Consolidated financial statements of Atento S.A. filed as part of this Annual Report.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Rounding

Certain numerical figures set out in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management's Discussion and Analysis of Financial Condition and Results of Operations" are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

TRADEMARKS AND TRADE NAMES

This Annual Report includes our trademarks as "Atento", which are protected under applicable intellectual property laws and are the property of the Company or our subsidiaries. This Annual Report also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way,

that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

In 2017, Atento launched its digital business unit under the brand "Atento Digital". Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's offer also includes solutions for advancing digital transformation processes while fully leveraging existing systems. Atento Digital is a trademark registered by Atento.

In 2020, Atento launches a program for "Startup accelerator" named "Atento Next". In line with the objective of having innovation at the center of its business strategies, Atento Next, will put the company close to the selected startups, to bring even more innovation to the company and its customers.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in "Item 3. Key Information—D. Risk Factors", "Item 4. Information on the Company—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects". Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

- the impact of the COVID-19 pandemic on our business and its effects on our customers' ability or desire to purchase our services;
- disruption caused by the COVID-19 pandemic in jurisdictions in which we operate and globally and government measures in response to the COVID-19 pandemic;
- the competitiveness of the customer relationship management and business process ("CRM BPO") market;
- the loss of one or more of our major clients, a small number of which accounts for a significant portion of our revenue, in particular Telefónica;
- risks associated with operating in Latin America, where a significant proportion of our revenue is derived and where a large number of our employees are based;
- our clients deciding to enter or further expand their own CRM BPO businesses in the future;
- any deterioration in global markets and general economic conditions, in particular in Latin America and in the telecommunications and the financial services industries from which we derive most of our revenue;
- increases in employee benefit expenses, changes to labor laws and labor relations;
- failure to attract and retain enough sufficiently trained employees at our service delivery centers to support our operations;
- inability to maintain our pricing and level of activity and control our costs;
- consolidation of potential users of CRM BPO services;
- the reversal of current trends towards CRM BPO solutions;
- the significant leverage our clients have over our business relationships;
- the departure of key personnel or challenges with respect to labor relations;
- the long selling and implementation cycle for CRM BPO services;

- difficulty controlling our growth and updating our internal operational and financial systems as a result of our increased size;
- inability to fund our working capital requirements and new investments;
- fluctuations in, or devaluation of, the local currencies in the countries in which we operate against our reporting currency, the U.S. dollar;
- current political and economic volatility, particularly in Brazil, Mexico, Argentina and Europe;
- our ability to acquire and integrate companies that complement our business;
- the quality and reliability of the technology provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients;
- our ability to invest in and implement new technologies;
- disruptions or interruptions in our client relationships;
- actions of the Brazilian, EU, Spanish, Argentinian, Mexican and other governments and their respective regulatory agencies, including adverse competition law rulings and the introduction of new regulations that could require us to make additional expenditures;
- damage or disruptions to our key technology systems or the quality and reliability of the technology provided by technology telecommunications providers;
- an increase in the cost of telecommunications services and other services on which we and our industry rely;
- an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through our networks and other cybersecurity issues;
- the effect of labor disputes on our business;
- the potential economic impact in the global market and world due consequences of the war in Europe in 2022
- the financial impact of any inherent effect unknown to us that may arise from our customers due the cyberattack incident in 2021; and
- other risk factors listed in the section of this Annual Report entitled "Item 3. Key Information—D. Risk Factors".

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events, or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

In June 2021, Atento's Board of Directors appointed Bill Payne as the new Chairman and Lead Director, replacing Thomas Ianotti, who left the Company after almost seven years. Bill, who joined Atento's Board in October 2020, also joined the Audit Committee along with David Garner and Antonio Viana Baptista, all of them as independent directors.

B. Advisers

Not applicable.

C. Auditors

On April 2, 2021, shareholders by an Ordinary general meeting of shareholders approved the appointment of Deloitte Touche Tohmatsu Auditores Independentes Ltda PCAOB ID 1045 ("Deloitte") as independent auditor of the Company with respect to the financial year ending on December 31, 2021, to replace Ernst & Young Auditores Independentes S.S. ("E&Y") as independent auditors effective since April 2, 2021.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary Risk Factors

Risks related to Our operations

- Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.
- Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.
- Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients' businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.
- Telefónica S.A., certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.
- Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

You should carefully consider the following risks in conjunction with "Item 5. Operating and Financial Review and Prospects", the Consolidated Financial Statements, including the notes thereto, included in this annual report, and the other risks

described in the "Cautionary Statement with Respect to Forward-Looking Statements" section and other documents filed by the Company from time to time with the SEC. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Cautionary Statement with Respect to Forward-Looking Statements. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. All forward-looking statements contained in this annual report on Form 20-F are qualified in their entirety by this cautionary statement. The Company invites you to consult any further related disclosures made in materials filed with or furnished to the SEC.

External Risks

The CRM BPO market is very competitive.

Our industry is very competitive, and we expect competition to remain intense from several sources in the future. We believe the principal competitive factors in the markets in which we operate are industry expertise, service quality, price, and the ability to add value to a client's business. We face competition primarily from other CRM BPO companies and IT services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our existing markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these existing and future competitors may have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter strategic or commercial relationships among themselves or with larger, more established companies to increase their ability to address the needs of existing customers and reduce operating costs or enter similar arrangements with potential clients. Further, trends of consolidation in our industry and among CRM BPO competitors may result in new competitors with greater scale, a broader geographic footprint, better technologies and price efficiencies attractive to our clients and potential clients. Increased competition, our inability to compete successfully, and pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial portion of our revenue, operations and investments are in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.

For the year ended December 31, 2021, we derived 43,7% of our revenue from the Americas and 39,2% from Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

- inconsistent regulations, licensing and legal requirements may increase our cost of operations as we endeavor to comply with myriad of laws that differ from one country to another in an unpredictable and adverse manner;
- currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
- the effects of inflation and currency depreciation and fluctuation may require certain of our subsidiaries to undertake a mandatory recapitalization;
- certain governments may expropriate or nationalize assets or increase their participation in companies;
- certain governments may impose burdensome regulations, taxes or tariffs;
- political changes may lead to changes in the business environments in which we operate; and
- economic downturns, political instability, civil disturbances, pandemics or disease outbreaks, such as the novel coronavirus (COVID-19 virus), may negatively affect our operations.

Any deterioration in global market and economic conditions, especially in Latin America, and, particularly in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2022. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients' industries are especially vulnerable to any crisis in the financial and credit markets or to economic downturns. For the year ended December 31, 2021, 29,5% of our revenue was derived from clients in the telecommunications industry, with 32% of our revenue derived from Telefónica, and 19.5% of our revenue was derived from clients in the financial services industry, including insurance businesses. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 87.1%, 84.4% and 83% of our revenue respectively, for the years ended December 31, 2019, 2020 and 2021. In addition, key markets such as the telecommunications and financial services industries comprised 48.5% of our revenue for the year ended December 31, 2021.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses are our largest expense and accounted for $1,301.0 million in 2019, $1,060.4 million in 2020 and $1,102.7 million in 2021, or 76.2%, 75.1% and 76.1%, respectively, of our revenue in those periods.

Employee salaries and benefits expenses in many of the countries in which we operate, principally in Latin America, have increased during the periods presented in this Annual Report as a result of economic growth, increased demand for CRM BPO services and increased competition for trained employees such as employees at our service delivery centers in Latin America.

We will attempt to control costs associated with salaries and benefits as we continue to add capacity, but we may not be successful in doing so. We may need to increase salaries more significantly and rapidly than in previous periods to remain competitive, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee benefit expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our results of operations.

Furthermore, most of the countries in which we operate have labor protection laws, including statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly Brazil, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are continued increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely have a material adverse effect on our business, financial condition, results of operations and prospects.

Brazil regulators have approved changes in the payroll exemption policy, which benefited most of the country´s sectors. The modifications were made by Law 13,670, dated May 30, 2018. Taxation on the gross revenue of call center companies, with a 3% tax on gross revenue, was maintained. In 2021, by Law 14.288/21 an extension of the benefit was made and will be in force at least 2023.

For our economic activity, it is much more advantageous to collect a portion ranging from 1% to 4.5% on gross revenue, called Social Security Contribution on Gross Revenue (CPRB), as stipulated by the law, than to collect a 20% social security contribution on total payroll, as occurs with companies outside the tax exemption system.

Natural events, including pandemics or disease outbreaks, such as coronavirus (COVID-19), wars, cyberattacks, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods, earthquakes and disease outbreaks), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession in our markets, which could have a material adverse effect on our business, financial condition, results of operations and prospects. These events could adversely affect our clients' levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

If we experience a temporary or permanent interruption in our operations at one or more of our data or contact centers, through natural disaster, casualties, operating malfunction, cyberattack, terrorist attack, sabotage or other causes, we may be unable to provide the services we are contractually committed to deliver. For example, on October 17, 2021 we were the target of a cybersecurity incident which disrupted our systems as described in more detail below in our Management's Discussion and Analysis of Financial Condition and Results of Operations. Failure to provide contracted services could result in contractual damages or clients' termination or renegotiation of their contracts. The results of these incidents could include, but are not limited to, business interruption, disclosure of non-public information, decreased customer revenues, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer confidence. Although we maintain internal controls to protect our company and our clients from events that could interrupt our delivery of services, there is no guarantee that such controls will be effective or that any interruption will not be prolonged. Any prolonged interruption in our ability to provide services to our clients for which our plans and precautions fail to adequately protect us could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2021, the majority of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian Reais, the Mexican Peso, the Chilean Peso and the Argentinean Peso). Both Brazil and Mexico have experienced inflation and currency volatility in the past and Argentina is classified as a hyperinflationary economy. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries' statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and statements of operations and cash flows at average exchange rates for the year, except for Argentina. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2019, 2020 and 2021, these fluctuations had a significant effect on our results of operations.

In addition, future government action, including changes in interest rates and monetary policy or intervention in the currency exchange markets and other government actions to adjust the value of the local currency may trigger inflation and other adverse economic conditions. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used for reporting purposes may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Brazilian government exercises significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, financial condition, results of operations and prospects.

For the years ended December 31, 2019, 2020 and 2021, revenue from our operations in Brazil accounted for 48.5%, 43.2% and 39,2% of our total revenue, respectively, and EBITDA from our operations in Brazil accounted for 63.1%, 48.5% and 32% of our total EBITDA, respectively (in each case, before holding company level revenue, expense and consolidation adjustments).

Historically, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government's actions to control inflation and implement macroeconomic policies have in the past often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and prospects may be adversely affected by changes in policies or regulations, and economic conditions such as:

- devaluations and other currency fluctuations;
- inflation and interest rates;
- liquidity of domestic capital and lending markets;
- energy shortages;
- exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);
- monetary and tax policy;
- minimum wage policy and
- other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian currency has been devalued over the last 5 years. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

In recent years, there have been considerable changes in tax policy in Brazil, including tax increases that have impacted our business, and further changes have been proposed.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil, which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends in part on our capacity to invest in technology and the costs of technology and telecommunications services, which we rely on from third parties, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry in which we operate is subject to the periodic introduction of new technologies which often can enable us to service our clients more efficiently and cost effectively. Our business success is partly linked to our ability to recognize these new technological innovations from industry-leading providers of such technologies and to apply these technological innovations to our business. If we do not recognize the importance of new technologies to our business in a timely manner or are not committed to investing in and developing such new technologies and applying these to our business, our current products and services may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technologies. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technologies or a decision not to invest and develop such technologies that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any increases in the cost of telecommunications services and products provided by third parties, including telecommunications equipment, software, IT products and related IT services and call center workstations have a direct effect on our operating costs. The cost of telecommunications services is subject to several factors, including changes in regulations and the telecommunications market as well as competitive factors, for example, the concentration and bargaining power of technology and telecommunications suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have a material adverse effect on our business, financial condition, results of operations and prospects.

Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients' businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control, or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we currently have property damage insurance and cyberattack insurance in force, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused from such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters, new legislation, the interpretation thereof and actions by tax authorities may have an adverse effect on our operations, effective tax rate, inability to utilize tax credits available to us, financial condition, results of operations and prospects.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense, or in our capacity to take advantage of operating losses or other tax credits. The governments of foreign jurisdictions from which we deliver services may assert that certain of our clients have a "permanent establishment" in such foreign jurisdictions because of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our services. Such an assertion could affect the size and scope of the services requested by such clients in the future. Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm's length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm's length criteria, we may incur increased tax liability, including accrued interest and penalties. Such adverse determinations and changes in tax laws or regulations could increase our tax expenses.

The Mexican government enacted labor and tax laws in April 2021 that prohibit the outsourcing of workers. Mexico's outsourcing regulation is designed to bring more workers into Mexico's formal economy and to reclaim the rights of workers who have not received adequate protection as subcontractors. In the context of our entities in Mexico, regulations on outsourcing have direct

financial and operational impact due to the process of directly employing our own workforce and to reallocating employees to another group's affiliates in Mexico.

If we are unable to accurately predict our future tax liabilities or become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of several jurisdictions and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each of these jurisdictions. Any changes in tax laws or regulations in the jurisdictions in which we do business, including the United States and Brazil, or changes in how the Tax Cuts and Jobs Act in United States or other tax laws are implemented or interpreted, could further increase our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our results of operations and adversely affect our cash flows. We may be unable even to take advantage of operating losses or other tax credits to the full extent available or at all due to changes in tax regulations or our results of operations.

In the recent years, tax authorities around the world have increased their scrutiny of company tax fillings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development ("OECD") has proposed a number of tax laws changes under its Base Erosion and Profit Shifting ("BEPS") Action Plans to address issues of transparency, coherence and substance. At the European Union level, the European Commission has adopted its Anti-Tax avoidance Directive ("ATAD"), which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed. In this context on December 22, 2021, the European Commission presented its proposed directive for the implementation of a 15% global minimum tax rate.

We are also subject to tax inspections, including with respect to transfer pricing, and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Prompted by Brazil's current economic and political turmoil, the tax authorities have intensified the number of tax inspections. The judicial and administrative courts, for their part, have been extremely careful in ruling out tax liabilities. As a result, several tax issues are now on their agenda, including goodwill amortization expenses and corporate restructuring and tax planning, to name a few. Given this scenario, there are risks and uncertainties regarding the decisions taken by the Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, "CARF"), which could negatively impact the Brazil tax environment and consequently us.

The discontinuation of LIBOR, and the establishment and utilization of alternative reference rates, may adversely affect the interest we pay on floating rate indebtedness and other instruments.

LIBOR is being discontinued as a floating rate benchmark. The date of discontinuation will vary depending on the LIBOR currency and tenor. LIBOR has been the principal floating rate benchmark in the financial markets, and its discontinuation has affected and will continue to affect the financial markets generally and may also affect the Company's operations specifically. As of December 31, 2021, 3.5% of our outstanding indebtedness was tied to LIBOR and we have other financial instruments tied to LIBOR. To the extent interest payments are linked to LIBOR at the time of its discontinuation, the applicable floating interest rate will be determined using the alternative methods then set forth under the applicable agreements. Rates based on the Secured Overnight Financing Rate ("SOFR") are expected to be the principal replacement rates for USD LIBOR. Because SOFR is a financing rate based on overnight funding transactions secured by U.S. Treasury securities, it differs fundamentally from USD LIBOR. SOFR has a limited history, having been first published in April 2018. Future levels of SOFR and SOFR-based rates may bear little or no relation to historical levels of SOFR, SOFR-based rates, USD LIBOR or other rates. Moreover, SOFR has been more volatile than other benchmark or market rates, such as three-month USD LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR or any SOFR-based rate will perform in the same or similar way as USD LIBOR would have performed at any time, and there is no assurance

that SOFR and SOFR-based rates will be a suitable substitute for USD LIBOR. Resulting differences may significantly affect our operations and indebtedness, because SOFR-based rates are not only expected to become the interest rate basis for our existing LIBOR indebtedness but may also be the interest rate basis for floating rate indebtedness that we incur in the future.

We have significant global operations and face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel strain of coronavirus (COVID-19 virus). Any outbreak of contagious diseases, and other adverse public health developments, could have a material adverse effect on our business operations. These could include temporary closures of our facilities or the facilities of our customers (which may be mandated by local health or government authorities), a disruption of supply chain for our customers, the temporary suspension of operations by us or our customers, travel restrictions on our employees and other disruptions to our business. Additionally, because our revenues are, in part, tied to the revenues of our customers, any impact on the business or revenues of our customers may result in an impact on our own business or revenues. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our services and likely impact our operating results and cash flows.

Potential global and economics impacts of Eastern Europe conflict in 2022

Armed conflict between Russia and Ukraine began in the latter country in February 2022, with restrictive sanctions subsequently implemented by the EU and U.S. against Russia, creating global security concerns that can have a lasting impact on regional and global economies. The sanctions on Russia also are likely to have a substantial impact on the global economy and financial markets, with significant spill over to other countries. In many countries, the crisis is creating an adverse shock in terms of both inflation and economic activity, amid already elevated price pressures. As of December 31, 2021, we did not operate in these countries. However, the Company is monitoring any possible effects which could result in operational and financial risks conditions.

The Company's results of operations, cash flows and financial condition could be affected by severe weather and other geological events in the locations where the Company's customers, suppliers or regulators operate.

The Company may be impacted by severe variability in weather patterns and other geological events (including as a result of climate change), including drought, earthquakes, storms, flood, fires, water deficiency, rising mean temperatures or rising sea levels, that could disrupt the Company's operations or the operations of the Company's customers, suppliers, data service providers and regulators. Extreme and prolonged changes in rainfall patterns and an increase in temperatures can influence production and droughts can influence the increase in fires and devastation. It may impair or delay the operation, development, provisions or delivery of the Company's products and services. Additionally, they can also cause a reduction in revenue and an increase in costs due to negative impacts on our employees, suppliers and customers, such as increase in absenteeism. Additionally, disruptions experienced by the Company's regulators due to natural disasters or otherwise could delay the Company's introduction of new products or entry into new jurisdictions where regulatory approval is necessary. While the Company insures against certain business interruption risks, the Company cannot assure that such insurance will compensate the Company for any losses incurred because of natural or other disasters. Any serious disruption to the Company's operations, or those of the Company's customers, suppliers, data service providers, or regulators, could have a material adverse effect on the Company's results of operations, cash flows and financial condition.

The current level of carbon dioxide and other greenhouse gases in the atmosphere is a growing concern and it may cause adverse impacts on global temperatures, such as instability on weather patterns and the frequency and severity of extreme weather and natural disasters. It could result in increasing costs with energy, transportation and raw material costs and may require Company to make additional investments in facilities and equipment due to increased regulatory pressures.

Internal Risks

Telefónica S.A., certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

We derive a significant portion of our revenue from companies within Telefónica S.A. group and other major client groups. For the years ended December 31, 2019, 2020 and 2021, we generated 35.6%, 31.8% and 32%, respectively, of our revenue from the services provided to the Telefónica S.A. group. Our contracts with Telefónica S.A. companies in Brazil and Spain comprised 59.5%, 56.5% and 56.1%, respectively, of our revenue from Telefónica S.A. group for the years ended December 31, 2019, 2020 and 2021. Our 15 largest client groups (including Telefónica S.A. group) on a consolidated basis accounted for a total of 66.2% of our revenue for the year ended December 31, 2021.

We are party to a master services agreement (the "MSA") with Telefónica S.A. for the provision of certain CRM BPO services to Telefónica S.A. companies which governs the services agreements entered with Telefónica S.A. companies. Although the MSA is an umbrella agreement which governs our services agreements with Telefónica S.A. companies, the expiration of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates. While our service contracts with the Telefónica S.A. companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. As of the date of this report company completed the renegotiation with Telefónica S.A for a renewal of MSA agreements including an extension for more one year until December 31, 2022 (except in Brazil and Spain, where the MSA terminates on December 31, 2023).

In addition, there can be no assurance that the volume of work to be performed by us for the various Telefónica S.A. companies will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive outsourcing provider for the Telefónica S.A. Consequently, our revenue or margins from the Telefónica S.A. may decrease in the future. A number of factors other than the price and quality of our work and the services we provide could result in the loss or reduction of business from Telefónica S.A. companies, including the impacts of adverse macro-economic conditions on Telefónica S.A.'s business, and we cannot predict the timing or occurrence of any such event. For example, a Telefónica S.A. company may demand price reductions, increased quality standards, change its CRM BPO strategy, or under certain circumstances transfer some or all the work and services we currently provide to Telefónica S.A. own structure.

The loss of a significant part of our revenue derived from these clients, particularly Telefónica S.A., as a result of the occurrence of one or more of the above events would have a material adverse effect on our business, financial condition, results of operations and prospects. For the period ending December 31, 2021, cybersecurity incident impacted the results of operations derived from serving Telefónica in Brazil, as the Company was not able to comply with all the contracted service volume for the months of October and November. See discussion of this cybersecurity incident in our Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our profitability will suffer if we are not able to maintain our pricing and/or control costs.

Our profit margins, and therefore our profitability, is largely a function of our level of activity and the rates we are able to charge for our services. If we are unable to maintain the pricing for our services and/or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will decline. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients' perceptions of our ability to add value through our services, the length of time it takes for service volume of new clients to ramp up, competition, the introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our success depends on our key employees.

Our success depends on the continued service and performance of our executive officers and other key personnel in each of our business units and corporate sites. There is competition for experienced senior management and personnel with expertise in the CRM BPO industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. Although we have entered into employment contracts with our executive officers, it may not be possible to require specific performance under a contract for personal services, and in any event, these agreements do not ensure the continued service of these executive officers. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects. See discussion of this cybersecurity incident in our Management's Discussion and Analysis of Financial Condition and Results of Operations.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in many of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

The CRM BPO industry is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the evolving requirements of our clients. Similar to our competitors in this industry, we incur costs related to investments in infrastructure to provide our services and to the hiring and training of employees, such expenses being historically incurred before revenue is generated.

In addition, we are exposed to adverse changes in our main clients' payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2021, our average days sales outstanding ("DSO") was approximately 70 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected, and our finance costs may increase. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Our ability to provide our services depends in part upon the quality and reliability of the facilities, machinery and equipment provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.

The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends on the proper functioning of facilities, machinery, and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control. We also depend on the communication services provided by local communication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third-party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology could not deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help to sell to their end-customers. If the services and products we provide to our clients experience technical difficulties, we may have a harder time selling these services and products to other clients, which may have an adverse effect on our business, financial condition, results of operations and prospects.

Our results of operations could be adversely affected if we are unable to maintain effective internal controls and procedures.

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost-effective control system, misstatements due to error or fraud may occur and may not always be prevented or detected in a timely way. If we are unable to assert that our internal controls over financial reporting is effective now or in the future, or if our auditors are unable

to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are a party to a number of labor disputes related to our operations mainly in Brazil.

Atento has been named in numerous labor-related disputes initiated by Atento's employees or former employees for various reasons, including dismissals or claims concerning employment conditions, in general, our internal structuring, reorganizations and operational shutdowns. In addition, we are regularly party to ongoing disputes with local tax authorities and social security authorities in the jurisdictions in which we operate. In the normal course of business, we are also party to various other lawsuits and regulatory proceedings, including, among other matters, daily and general work routines, overtime rules, health and safety in the workplace, and commercial claims. The estimated amount involved in these claims total $49,005 million, of which $13,404 million have been classified as probable, $29,134 million classified as possible and $6,467 million classified as remote, based on inputs from external and internal advisors as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $25,149 million with the Brazilian courts as security for claims made by employees or former employees. In addition, considering the levels of litigation in Brazil and our experience with these types of claims, as of December 31, 2021, we have recognized $13,404 million of provisions. If our provisions for any labor claims against Atento are insufficient or these claims rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings".

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2021, we had total indebtedness of $718.3 million. Our level of indebtedness may have significant negative effects on our future operations, including:

- impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditure, acquisitions, or other important needs;
- requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our financial liquidity and reduce the availability of our cash flow to fund working capital, capital expenditure, acquisitions and other important needs;
- increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
- limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our financing arrangements contain a number of covenants and restrictions, including limits on our ability and our subsidiaries' ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans.

The market price of our ordinary shares may be volatile.

The stock market can be highly volatile. As a result, the market price of our ordinary shares may be volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be

subject to wide fluctuations in response to several factors, including those listed elsewhere in this "Risk Factors" section and others, such as:

- variations in our operating performance and the performance of our competitors;
- actual or anticipated fluctuations in our quarterly or annual operating results;
- changes in our revenue estimates or recommendations by securities analysts;
- publication of research reports by securities analysts about us or our competitors or our industry;
- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;
- additions or departures of key personnel;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spinoffs, joint ventures, strategic investments or changes in business strategy;
- announcement of technological innovations by us or our competitors;
- the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
- speculation in the press or investment community;
- changes in accounting principles;
- terrorist acts, acts of war or periods of widespread civil unrest;
- changes in general market and economic conditions;
- changes or trends in our industry;
- investors' perception of our prospects; and
- adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation. As of the date of this report the Company are not aware of any lawsuit filled by investors.

Any determination to pay dividends is at the discretion of our board of directors, and we may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividend pay-outs in line with industry peers and practices. The declaration and payment of any interim dividends is subject to approval of Atento's corporate bodies and will be determined based upon, amongst other things, Atento's performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements, and liquidity factors. The Board of Directors intends to review the dividend policy regularly and, accordingly, is subject to change at any time.

Future equity issuances may dilute the holdings of ordinary shareholders and could materially affect the market price of our ordinary shares.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per ordinary share and net asset value per ordinary share. Future sales of substantial amounts of our ordinary shares in the public market, whether by us or by our existing shareholders, or the perception that sales could occur, may adversely affect the market price of our shares, which could decline significantly.

Cyberattacks and operational frauds, including unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

There are risks related to losing clients, reputational harm and increases of global insurance policy premiums due to operational frauds. Atento delivers its services to its clients through a complex technological platform that integrates many aspects of information technology, including powerful telephonic, hardware and software. The Company ensures that requisite security and insurance coverage are applied in the context of its activities. The Company requests that each subsidiary adhere to internal data security and protection standards, as well as to international security and quality standards, however in our regular course of business Atento operates client systems that might not comply with our Company's IT Security rules.

While we take actions to improve our controls, it is possible that our technology controls over our client's operations and other practices we follow may not prevent fraud on our platforms. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Failure of security controls related to client or customer information and data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

We are typically required to collect sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. As the complexity of information infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information. We are also subject to numerous laws and regulations designed to protect this information. Laws and regulations that impact our business are increasing in complexity, change frequently, and at times conflict among the various jurisdictions where we do business. In addition, many of our service agreements with our clients do not include any limitation on our liability to clients with respect to breaches of our obligation to keep the information we receive confidential. We take precautions to protect confidential client and customer data. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In 2021, the Company was the target of a cybersecurity incident which disrupted our IT systems in Brazil. As a result of detection measures already in place, we detected the attempted cybersecurity attack on these systems and implemented procedures to isolate and suspend access to the systems and those of customers in Brazil, in order to avoid risks associated with sensitive and confidential data and information collected by Atento, procedures that prevented unauthorized access to this data and information. These measures and actions were and are very important to protect our customers, to minimize any violation of data protection and consumer laws and regulations in Brazil's jurisdiction, and to avoid any impact on reputation and any material adverse effect on our business, results of operations, financial condition, and prospects. See discussion of this cybersecurity incident in our Management's Discussion and Analysis of Financial Condition and Results of Operations.

Continuity and Reputation Risks

If our clients decide to enter or further expand their own CRM BPO businesses in the future or current trends towards providing CRM BPO services and/or outsourcing activities slow or are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

None of our current agreements with our clients prevent them from competing with us in our CRM BPO business and none of our clients have entered any non-compete agreements with us. Our current clients may seek to provide CRM BPO services similar to those we provide. Some clients conduct CRM BPO services for other parts of their own businesses and for third parties. Any decision by our key clients to enter into or further expand their CRM BPO business activities in the future could cause us to lose valuable clients and suppliers and may materially adversely affect our business, financial condition, results of operations and prospects. Moreover, we have based our strategy of future growth on certain assumptions regarding our industry, legal framework, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could be reversed by factors beyond our control, including negative perceptions of outsourcing activities or government regulations against outsourcing activities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in Brazil. The introduction of such laws and regulations or a change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

We have a long selling cycle for our CRM BPO services that requires significant investments and management resources, and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our CRM BPO services, which requires significant investment of capital, resources, and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients' decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients' budget cycles and approval processes.

Implementing our services involves a significant commitment of resources over an extended time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying further the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our services do not comply with the quality standards required by our clients or we are in breach of our obligations under our agreements with our clients, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client's customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and their customers. Failure to consistently meet service requirements of a customer or errors made by our employees while delivering services to customers could disrupt our client's business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, would result in lower payments to us. We also enter variable pricing arrangements with certain clients and the quality of services provided may be a component of the calculation of the total amounts received from such clients under these arrangements.

In addition, in connection with our service contracts, certain representations may be made, including representations relating to the quality of our services, the ability of our employees and our project management techniques. A failure or inability to meet these requirements or a breach of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business operations are subject to various regulations and changes to these regulations or enactment of new regulations could require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties in the case of noncompliance with such regulations.

Our business operations must be conducted in accordance with several sometimes-conflicting government regulations, including but not limited to, data protection laws and consumer laws, and labor conditions laws, as well as trade restrictions and sanctions, tariffs, taxation, data privacy and labor relations. Furthermore, specific sectorial regulation may also affect our activities and have a material impact on our revenues. In Mexico the so-called labor outsourcing law was approved in 2021 which has had a considerable impact on our business activities in that country. Other Latin American countries may approve similar regulations in the coming years which may also have a material impact on our business.

In addition to the above, Atento is also subject to data protection laws, which we are typically required to manage, protect, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our client contracts, we represent that we will keep such information confidential in compliance with regulations. Furthermore, we are subject to local data protection laws, consumer laws and/or "do not call list" regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations. We also believe that we will be subject to additional laws and regulations in the future that may be stricter than those currently in force to protect consumers and end users. We seek to implement measures to protect sensitive and confidential customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential customer data, we could be subject to significant fines for breaching privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our business operations may be impacted if current regulations are made stricter or more broadly applied or if new regulations are adopted. Violations of these regulations could impact our reputation and result in financial liability, criminal prosecution, unfavourable publicity, restrictions on our ability to process information and breach of our contractual commitments. Any broadening of current regulations or the introduction of new regulations may require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties, even the temporary shut down our facilities. Any such violations or changes in regulations could, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

During 2018, Atento implemented in Spain the new obligations of the GDPR – Global Data Protection Regulation - through the review of our main processes relating to employees, clients and providers, working hand-in-hand with Information Security. This implementation has required:

- re-definition of certain processes and updating or drafting of new policies;
- renegotiation of many agreements with clients and providers to include the new provisions of the GDPR and to assign certain new responsibilities; and
- also, elaboration of staff training materials and the provision of GDRP training sessions throughout different company sites.

Brazil has adopted in 2018, a General Data Protection Law (LGPD). This law deals with the concept of personal data and lists the legal bases that authorize its use, basic rights of the data subject — such as right to access, exclusion of data, and to explanation of use - and the obligations and limits that should be applied to any entity that processes personal data. After the adaptation period Atento implemented a department dedicated to Privacy and Data Protection matters, appointing a DPO – Data Protection Officer – responsible for the relationship with the National Data Protection Authority, data subjects, and management of the Company´s Privacy Program and Atento also created a Privacy Committee and implemented an integrated and permanent Data Privacy Governance Program, with a Legal, Privacy and Information Security vision to meet the requirements of Data Protection and the LGPD.The Program included the implementation of controls to fully anticipate compliance with the LGPD, such as:

- Development of new privacy and data protection policies;
- Introduction of a training and awareness program;
- Mapping of personal data in the organization;
- Implementation of Privacy by Design Process and Risk and Privacy Assessment;
- Creation of a Privacy Incident Response Plan
- Reviews of contracts with service providers, in order to fully consider aspects of risk and privacy, in the provision of their services.

Specific Risks

The consolidation of the potential users of CRM BPO services may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of existing and potential users of CRM BPO services may decrease the number of clients who contract our services. Any significant reduction in or elimination of the use of the services we provide because of consolidation would result in reduced net revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key clients have significant leverage over our business relationships, upon which we are dependent.

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica S.A. companies) for the year ended December 31, 2021 represented 66.2% of our revenue. Excluding revenue generated from the Telefónica S.A., our next 15 largest client groups for the year ended December 31, 2021 represented in aggregate 35.2% of our revenue. In addition, a contract termination or significant reduction in the services contracted with us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We are a Luxembourg public limited liability company (société anonyme) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this Annual Report reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Luxembourg law, furthermore, does not recognize a shareholder's right to bring a derivative action on behalf of the Company except where such shareholder or a group of shareholders holds shares representing at least ten percent (10%) of the Company's share capital at the annual general meeting of shareholders of the Company resolving upon the discharge to be granted to the directors.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:

- the judgment of the U.S. court is enforceable (*exécutoire*) in the United States;
- the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

- the U.S. court has applied to the dispute the substantive law designated by the Luxembourg conflict of law rules (although one first instance decision rendered in Luxembourg—which had not been appealed—no longer applies this condition);
- the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, there was no violation of the rights of the defendant;
- the U.S. court has acted in accordance with its own procedural rules; and
- the judgment of the U.S. court does not contravene Luxembourg international public policy.

Our directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him/her in connection with any losses or liabilities, claim, action, suit or proceeding in which he/she is involved by virtue of his/her being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to limited exceptions. To the extent allowed by law, the rights and obligations among us and any of our current or former directors and officers will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as directors or officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of association and by the laws governing public limited liability companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended (the "Luxembourg Corporate Law"), existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, our articles of association provide that preemptive subscription rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders' meeting which adopted the authorized capital of the Company in the *Recueil électronique des sociétés et associations* approving an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication has occurred on December 3, 2014. The general meeting of our shareholders may renew, expand or amend such authorization. See Item IOB "Articles of association" for additional detail.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

As a foreign private issuer, we are permitted to, and rely on exemptions from certain corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer's directors consist of independent directors. This may afford less protection to holders of our ordinary shares.

The New York Stock Exchange listing rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements within the permitted phase-in periods, we are permitted to follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the New York Stock Exchange listing rules, or they may decide that it is in our interest not to have a Compensation Committee or Nominating and Corporate Governance Committee, or have such committees governed by practices that would not comply with New York Stock Exchange listing rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the New York Stock Exchange listing rules, our board's approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company could, in the future, be more limited than if we were subject to the New York Stock Exchange listing rules.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the U.S. Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our shares being less attractive to investors.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Based on the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a "U.S. Holder" a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996 and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust that holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

Future sales of our ordinary shares, or the perception in the public markets that these sales may or may not occur, could impact our share price.

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 15.0 million ordinary shares outstanding as of December 31, 2021. Pursuant to an agreement, the major shareholders of Atento agreed that during the 24-month period following its acquisition will not sell, assign, transfer, pledge hypothecate, encumber or otherwise dispose of the shares without the written permission of the Issuer After this limitation of transfer until May 2022 all of our outstanding ordinary shares may be sold in the public market by existing stockholders subject to applicable volume and other limitations imposed under federal securities laws. Sales of our ordinary shares or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur, also could cause the market price for our ordinary shares to fall and make it more difficult for you to sell our ordinary shares.

We may incur non-cash goodwill and deferred tax asset impairment charges in the future.

We carry a significant goodwill balance on our balance sheet. We test goodwill for impairment annually as of December 31 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable.

Also, the Company regularly reviews its deferred tax assets for recoverability and determines if a portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical pretax and taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company's tax methods of accounting.

The result of the impairment test performed for the year ended December 31, 2019 was an impairment charge of $30.9 million of the goodwill related to Atento´s Argentina subsidiary, triggered by the Macroeconomic crisis and hyperinflation in the country. No impairment was recognized in 2020. The result of the impairment test performed for the year ended December 31, 2021 was an impairment charge of $2.0 million of the goodwill related to the Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country.

Although no indications of other goodwill and deferred tax asset impairments have been identified, there can be no assurance that we will not incur impairment charges in the future, particularly in the event of a prolonged economic slowdown. A significant impairment could have a material adverse effect on our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

History and Structure

The legal name of our holding company is Atento S.A., which is a public limited liability company ("société anonyme") incorporated under the laws of the Grand Duchy of Luxembourg on March 5, 2014 which has its registered office at 1, rue Hildegard Von Bingen, L-1282, Luxembourg Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is our U.S. agent. Atento, S.A. is the head of our group of companies, which currently operate in 13 countries through the organizational structure depicted in Section 4.C below

We were founded in 1999 to consolidate Telefónica S.A.'s CRM services into a single group to take advantage of the expected demand for CRM services and to capture efficiencies of scale, with the start-up of our operations in Brazil, Chile, El Salvador, Guatemala, Peru, Puerto Rico and Spain. By 2000, we had launched our operations in other countries, including Argentina, Colombia, and Morocco, while further expanding our Brazilian operations and in 2001 our operations in Mexico. We then began to increase our focus on consolidation and business profitability.

In December 2012, Atento was acquired by funds affiliated with Bain Capital. In connection with Bain Capital's acquisition, Atento further reinforced its partnership with Telefónica. In 2012 we signed a Master Services Agreement (MSA) with Telefónica with a nine-year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

On November 8, 2016, Atento entered into an Amendment Agreement to the MSA with Telefónica S.A., reinforcing and strengthening the Company's strategic relationship with Telefónica, its largest client. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023.

In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker "ATTO".

On September 2, 2016, the Company, through its subsidiary Atento Brasil S.A. ("Atento Brasil"), acquired 81.49% of the shares of RBrasil Soluções S.A. ("RBrasil"), a provider of late-stage collection services in Brazil. On June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil and now holds 100% of the company's shares.

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer-Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. On May 17, 2019, the Company acquired the minority interests corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer-Serviços em Crédito Imobiliário Ltda. and now holds a 100% interest in both companies.

On May 6, 2020, Atento S.A. announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates' (collectively, "HPS"), GIC's, and an investment fund affiliated with Farallon Capital Management, L.L.C. ("Farallon")'s (collectively, the "Institutional Investors") acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors. Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC and Farallon (each, a "Director Nomination Agreement"), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the "Registration Rights Agreement"), became effective as of June 22, 2020.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding Atento S.A electronically files with the SEC. The address of the SEC's website is www.sec.gov and the address of the Atento´s website is www.atento.com.

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly composed of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer software.

The funding of the majority of our capital expenditure is covered by existing cash. The table below shows our capital expenditure by segment for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,		
	2019	2020	2021
($ in millions)			
Brazil	40.6	23.7	60.4
Americas	22.4	8.9	33.3
EMEA	3.3	3.2	7.7
Total capital expenditure	**66.3**	**35.8**	**101.4**

The capital expenditures for the year ended December 31, 2021 main include costs associated with the acquisition of Microsoft Licenses related to Office Resources and Server and Cloud Enrollment.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2022 that were not in the ordinary course of business.

B. Business Overview

Our Company

Atento is one of the largest providers of CRM BPO services and solutions in Latin America and among the top five providers globally based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica S.A. Since then, we have significantly diversified our client base, becoming an independent company in December 2012 when we were acquired by funds affiliated with Bain Capital. In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker "ATTO".

We operate in markets that are strong and other that have been significantly impacted by adverse macroeconomics fluctuations and the COVID-19 pandemic. The Company seeks potential long-term growth in these markets driven by business trends, growth potential that includes (i)) further outsourcing of CRM BPO operations, (ii) further penetration in existing markets, (iii) development of new industry vertical expertise, such as healthcare and fintech, (iv) expansion of offshore call center services for U.S clients, and (v) futher penetration of geographies from which revenues increase hard currencies.

We are one of the largest providers of CRM BPO services in Latin America, we have an excellent market share position in almost all of the countries in Latin America where we operate, including Brazil, the largest market in the region, Mexico (domestic market), Argentina, Chile and Central America/Caribbean (domestic market). We have achieved our regional leadership position over our 20-year history through our focus on superior client service, scaled and reliable technology and operational platforms, a deep understanding of our clients' diverse local needs, and our highly engaged employee base.

We offer a comprehensive portfolio of CRM BPO solutions for a company's customer journey, including sales, customer care, technical support, collections, and back office. We have adapted our value proposition to become a market leader and are now setting foundations to lead the next generation of customer experience (CX) services. We deliver end-to-end solutions across the customer lifecycle that generate higher value for client companies and better experiences for their consumers by combining the power of technology and the human touch. We believe our customized end-to-end solutions provide an improved experience for our clients' customers, create stronger customer relationships that reinforce our clients' brand recognition and strength, and enhance our clients' customer loyalty. Our individual activities and solutions are delivered across multiple channels, including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions.

We also enjoy longstanding client relationships across a variety of industries, and we work with market leaders in telecommunications, banking, financial services, and multisector, which for us is comprised of the consumer goods, services, public administration, healthcare, transportation, technology, and media industries. Since our founding in 1999, we have significantly diversified the sectors we serve, and our client base has grown to over 400 separate clients. Revenue from non-Telefónica clients accounted for 67.9% of our total revenue in 2021. At the same time, we have also been leveraging Atento's strong brand and reputation to attract more tech, born-digital and healthcare clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory in 2021 and beyond.Atento benefits from a highly engaged employee base. Our over 135,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2019, we were recognized by Great Place to Work® as one of the 25 World's Best Multinational Workplaces. The ranking, derived from the world's largest annual study of workplace excellence, identifies the top 25 best multinationals in terms of workplace culture. Atento remains the only company in its sector to be included in this global ranking. In 2019 we were also recognized for the ninth year in a row as one of the 25 Best Multinational Workplaces in Latin America by Great Place to Work®.

On September 2, 2016, the Company, through its subsidiary Atento Brasil S.A. ("Atento Brasil"), acquired 81.49% of the shares of RBrasil Soluções S.A. ("RBrasil"), a provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$27.1 million (equivalent to $8.6 million). On June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil and now holds 100% of the company's shares.

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer—Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a provider of BPO services and solutions,

including credit origination, for the banking and financial services sector in Brazil. The total amount paid for this acquisition was $14.7 million, net of cash acquired. On May 17, 2019, the Company acquired the minority interests corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda. and now holds a 100% interest in these companies.

On June 29, 2017, we launched a new business unit, Atento Digital, to drive customer experience in the Age of Digitalization. Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's offering incorporates the use of digital marketing tools, automation, artificial intelligence, cognitive technology and analytics to deliver a new level of customer experience and process efficiency for Atento's core service categories such as sales, customer care, technical support, collections and back office. The business unit is structured to develop and deliver digital solutions and is consistent with our customer-centric vision, based on four pillars:

- Data Driven: Integration and use of client's data and analytics to understand profiles, habits and preferences, in order to develop models of propensity;
- User Experience: We understand customer interaction and experience with design, interface, usability and operation diagnostics;
- Omnichannel & Social: We understand where and how clients prefer to interact and we act in an integrated, fluid and resilient way, with lean and agile development, Robotic Process Automation (RPA) use and systems integration;
- Journey Automation: Based on User Experience (UX), we design new journeys for customers and automate repetitive processes through digital tools, use of artificial intelligence and semantic technology.

On July 31, 2019, we launched our Three Horizons Plan to improve profitability in existing operations, accelerate the development of Atento's next-generation services and digital capabilities, and accelerate exposure to services, verticals and geographies with higher growth and margins. This plan is defined as:

(a) Implement Operational Improvements: a range of initiatives to accelerate the transformation of Atento's core operations, from driving sales and operational excellence to optimizing indirect costs;

(b) Accelerate Build-out of Next Generation Services Portfolio and Digital Capabilities: a set of strategic initiatives to accelerate the development and expansion of Atento's value offering, with an initial focus on three next-generation services lines (high-value voice, integrated multichannel and automated back office) and four next-generation digital capabilities (Artificial Intelligence (AI)/Cognitive, Analytics, Automation/ Robotic Process Automation (RPA) and Customer Experience (CX) consulting), combined with the implementation of new methodologies for product development and go-to-market processes;

(c) Pursue New Growth Avenues: build upon stronger foundations to unlock and drive new growth by accelerating the Company's penetration of higher-growth and higher-margin services verticals and by expanding in the US market.

Our revenue for the year ended December 31, 2021, was $1,449.2 million, our EBITDA was $145.8 million and our loss for the year was $93.0 million. For the years ended December 31, 2020 and 2021, our revenue increased by 2.6% and our EBITDA decreased by 9.6%. The following table sets forth a breakdown of revenue based on geographic region for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,		
Revenue	**2019**	**2020**	**2021**
($ in millions)			
Brazil	827.3	609.4	568.8
Americas	660.1	582.0	633.9
EMEA	232.8	234.7	250.1
Other and eliminations (1)	(12.9)	(13.8)	(3.6)

Total	1,707.3	1,412.3	1,449.2

(1) Includes holding company level revenues and consolidation adjustments.

We operate in 13 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil ("Americas") and (iii) EMEA. For the year ended December 31, 2021, Brazil accounted for 39.2% of our revenue and 32.0% of our EBITDA; Americas accounted for 43.7% of our revenue and 40,8% of our EBITDA; EMEA accounted for 17.3% of our revenue and 18,3% of our EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the years ended December 31, 2019, 2020 and 2021:

Revenue by country

	For the years ended December 31,			
($ in millions, except percentage changes)	**2019**	**2020**	**2021**	**% of Total revenue**
Country				
Spain	232.7	234.7	250.1	17.3
Other and eliminations (*)	0.1	-	-	-
EMEA	**232.8**	**234.7**	**250.1**	**17.3**
Argentina	98.2	67.9	77.5	5.3
Chile	99.9	82.2	79.7	5.5
Colombia	72.6	71.0	79.0	5.5
El Salvador	16.9	17.5	21.4	1.5
United States	43.6	62.3	91.9	6.3
Guatemala	11.6	6.2	4.6	0.3
Mexico	179.8	161.5	174.5	12.0
Peru	116.2	85.4	74.5	5.1
Puerto Rico	12.3	16.7	17.0	1.2
Uruguay	2.3	2.3	2.7	0.2
Panama	3.7	3.6	0.7	0.1
Nicaragua	3.9	3.3	0.5	-
Costa Rica	7.5	8.0	12.5	0.9
Other and eliminations (*)	(8.4)	(5.9)	(2.6)	(0.2)
Americas	**660.1**	**582.0**	**633.9**	**43.7**
Brazil	**827.3**	**609.4**	**568.8**	**39.2**
Other and eliminations (*)	**(12.9)**	**(13.8)**	**(3.6)**	**(0.2)**
Total revenue	**1,707.3**	**1,412.3**	**1,449.2**	**100.0**

(*) Includes holding company level revenues and consolidation adjustments.

The amounts of revenue by country reported are impacted by foreign exchange effects, which can be significant between the years in some countries. For additional information, see Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our Strategy

Our mission is to be the number-one customer experience solutions provider in the markets we serve by being a truly multi-client business. Atento's tailored CRM BPO solutions are designed to enable our clients to create a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise, commitment to customer care and consultative approach to offer superior and scalable solutions across the entire value chain and customer life cycle,

customizing each solution to the individual client's needs. Our goal is to significantly outperform expected market growth by being our clients' service-provider-of-choice for customer experience while driving margin efficiencies.

We are focused on our clients' needs and, therefore, developing and delivering value-added, multi-channel services and solutions is an absolute priority for us. We believe our offer is a strong component of our growth equation as well as our ability to generate value for our clients in an environment impacted by digital technologies. We will continue evolving our service offering to best serve our clients, consistent with our Three Horizons Plan, and driving a culture of innovation and transformation. Despite the adverse operating environment caused by the COVID-19 pandemic we have continued with our transformation plan in accordance with our-established agenda:

- Operational Improvements - transforming the core. Improve the way we operate our business and address the factors that affect the profitability of our operations. The operational improvements we have been implementing, in addition to forming a new leadership team, are establishing a stronger footing to accelerate the development and expansion of innovative digital solutions that significantly enhance Atento's growing portfolio of high-value voice, integrated multichannel and back office services. At the same time, we have also been leveraging Atento's strong brand and reputation to attract more tech, born-digital and healthcare clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory. This area of our Three Horizons strategy can be divided in four sub-areas:

    - Sales Excellence: We have transformed our sales model to accelerate profitable growth under a "sell more, sell better, sell what we want" approach. We are highly focused on the relationships we have with our client base and consider it to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and further penetrate the high-growth area of the CRM BPO market. Our commercial team is responsible for End-to-End client lifecycle, namely new sales to new clients, account development, scope changes, renewals, driving increases in sales through a War Room model and a compensation model focused on profitable growth. Prioritizing strategic product sales among current and future clients will be main focus of Atento in 2022, to ensure the right product portfolio at each of our customers, a key lever to drive healthy growth in future.

    - Operational Excellence: We are executing a series of initiatives to achieve operational excellence, such as operational KPIs management, and Shared Services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and client value programs, in addition to other specific operational improvements being implemented at regional levels, all with a focus on increasing our contribution margins and improving the experience of our clients' customers.

    - Optimization initiatives to reduce SG&A and other costs: We are transforming our business support areas, generating savings that can reduce our Indirect Costs. We have analyzed the major cost components of our business in the human resources, technology, facilities, and infrastructure areas, and we have developed specific solutions to lower the cost to serve in each category. One of the actions we are taking is the digitalization of HR processes. For example, our HR team uses digital tools for recruiting and retaining the best talent in the market to support our clients' operations. We are innovators in massive HR processes related to the contact center, using Predictive Agent Recruitment processes across geographies, increasing skills suitability for the role.

    - Setting up an enhanced governance model and new organization to drive improved business performance: We have implemented an operating model for greater simplification and alignment of commercial and operational/delivery roles and responsibilities. We believe that this new organizational structure will foster agility and simplicity while ensuring that leaders are focused on coordinating, communicating and pursuing new solutions and innovation.

- Next-Gen Services and Digital Acceleration. We are accelerating our move into next generation services to ensure Atento remains competitive in an evolving digital world. We are focusing on three key service offerings with significant current and future market potential.

- High Value Voice: We maximize our clients high-value processes by providing highly skilled agents, assisted by AI and analytics technologies that optimize decision making or complex problem solving. As a result, we provide memorable experiences to end- customers.

- Integrated multichannel: Is a full range of orchestrated and integrated digital channels (Automated and Agent-Led) that deliver a unique and seamless customer experience. Integrated multichannel provides a far richer experience than the one delivered by each channel in isolation.

- Automated Back Office: We go beyond front-end customer processes to automate our clients back office. By shortening the time it takes to manage all those tasks behind the scenes, we boost our client's efficiency and ensure an exceptional end-to-end customer experience.

We are also focusing on four next-generation digital capabilities:

- Artificial Intelligence and Cognitive Technologies: We are using Artificial Intelligence and cognitive technologies to deliver sentiment analysis and more humanized customer interactions. For example, we are providing journey mapping, planning, and design, development and implementation of front- and back-office Robotic Process Automation (RPA), intelligent Interactive Voice Response (IVR) and virtual assistants, chatbots and voice bots, document management automation and orchestration, Optical Character Recognition (OCR)/ Intelligent Character Recognition (ICR), Natural Language Processing (NLP)/ Natural Language Understanding (NLU) and sentiment analytics, Machine Learning (ML) and Artificial Intelligence (AI), and function-specific automation in marketing, collections, and credit management. We also offer conversation design and communication persona creation.

- Analytics: As experts in end-to-end customer relationships management, we use Data Science to improve business efficiency by generating value through Data, developing predictive analyses that generate insights that maximize clients' businesses, mitigate risks, increase retention in self-service channels, minimize recall and complaints, and increasing First Call Resolution (FRC). Our Analytica value proposition is focused on business performance (e.g., propension models and people analytics), cost reduction per interaction, and machine learning to empower AI platforms.

- Automation: We automate the redundant work of back- and front-office activities to improve efficiency and customer experience. Our value proposition for BPA (Business Process Automation), through our wholly-owned company Interfile, includes business process management (document capture, verification, analysis, fraud prevention, etc.), process control and productivity, agility and efficiency, and assertive demand sizing. We also have entered a partnership with UiPath to enhance our automation capabilities and train traditional contact center agents as Blueprism programmers.

- Customer Experience Process Consulting: We optimize customer journeys and business processes to provide differentiated CX. As a third-party provider, we perform a complete mapping of the end-customer journey, processes that generate a better and more optimized brand experience, maximizing customer retention, resolution effectiveness, conversion (in terms of sales) and a complete vision of the service users of a brand. We develop the Language User Interfaces, considering a value proposition based on Traditional IVR for Humanized IVR and VDA as well as bots to achieve higher retention levels. We create language for conversational interfaces based on a brand´s persona, dynamic and progressive navigation, propensity analysis, NLP and applied AI.

- <u>New Growth Avenues. Building upon stronger foundations to unlock and accelerate new growth.</u> Our third horizon for change is to advance in new growth avenues that relate to the way we expand our business in the highly attractive markets, such as the US and other potential geographies. We will also accelerate our penetration of high growth/margin verticals and segments, such as retail/e-commerce, high-tech/new economy or healthcare, and improve the way we make use of strategic partnerships and initiatives to accelerate our growth strategy (selective carve-outs in high-growth verticals and capability

building via acquisitions). A key sector to drive growth is born-digital companies. These companies are not only a key target in the short-term, and will also lead Atento's future growth, as they are focused on driving their own growth.

- Culture Transformation. People are our key asset. We believe that our people are a key enabler of the success of our business model and a strategic pillar of our competitive advantage. We have created, and constantly reinforce, a culture that we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans, and designed incentive programs that, together with permanent motivation initiatives, foster a work environment that aligns our professional development with our clients' objectives and business goals.

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients. Our longstanding, blue-chip client base spans a variety of industries and includes Telefónica, Banco Bradesco, BBVA, Samsung, Facebook and Itaú, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in telecommunications, financial services and multisector, which includes consumer goods, retail, public administration, healthcare, travel, transportation and logistics, and technology and media. For the year ended December 31, 2021, our revenue from clients in telecommunications, financial services and multisector represented 29.5%, 19.5% and 50.6% of total revenue.

On December 31, 2021, our top 15 clients including our main client Telefónica Group Companies accounted for 66.2% of our revenue and, excluding our main client Telefónica Group companies, our top15 clients accounted for 35.2% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships. While we continue growing a strong and solid relationship with our main clients, we also continue diversifying our client portfolio.

Development of Client Base

As of December 31, 2021, our client base consisted of over 400 separate clients. We have diversified our client base by sources of revenue. For the years ended December 31, 2019, 2020 and 2021, we generated 35.6%, 31.8% and 32% of our revenue, respectively, from Telefónica Group companies.

Telefónica S.A. Master Service Agreement

Our service agreements with Telefónica remained in effect following the consummation of the Acquisition, and we entered the MSA, a framework agreement that replaced the framework agreement with Telefónica that was in place prior to the Acquisition. The term of the MSA expired on December 31, 2021 (with the exception of Brazil and Spain ending on December 31, 2023 according to the agreement). It did not automatically result in a termination of any of the local services agreements. It is important to say services and volume revenue are the same despite the expiration of the MSA. As of the date of this report company completed the renegotiation with Telefónica S.A for a renewal of MSA agreements including an extension for more one year until December 31, 2022 (except in Brazil and Spain, where the MSA terminates on December 31, 2023).

The MSA requires the Telefónica S.A. companies to meet the minimum annual revenue commitments to us in each jurisdiction where we currently conduct business (other than Argentina). The MSA commitment is meant to be a minimum commitment, or floor, rather than a target or budget. If the Telefónica S.A. companies fail to meet country specific revenue commitments, which are measured on an annual basis, Telefónica S.A. will be required to compensate us in cash for any shortfalls. If the Telefónica S.A. companies fail to meet the annual aggregate minimum revenue commitments for all jurisdictions covered by the MSA, Telefónica, S.A. will be required to compensate us in the same manner.

In November 2016, we entered an amendment that decreased the annual targets (MRT) for the remaining years of the MSA, with a one-off reset/reduction, starting in 2017, of €100.0 million for Brazil and €20.0 million for Spain. In return, Atento obtained an extension of the Brazil and Spain MSA targets for an additional 2 years (2022 and 2023) and an adjustment of Payment Terms. This change was the implementation of 30-day payment terms in Brazil, Spain, Peru, Mexico, Chile, Colombia and Argentina and the elimination of the Argentine CVI contract.

Although the MSA is an umbrella agreement that governs our services agreements with the Telefónica S.A. companies, the eventual expiration of the MSA does not automatically result in a termination of any of the local services agreements already in force. The MSA contemplates a right of termination before the end of the MSA in the different countries, in the event of a change of control of the Company occurring as a result of a sale to a Telefónica competitor.

In November 2019, the parties agreed to decrease the minimum revenue thresholds in Spain. In consideration of this reduction, the entity Telefónica de España S.A. (a subsidiary of Telefónica, "Telefónica España") and Atento Teleservicios España S.A.U. (entity fully owned by the provider "Atento España"), entered into an agreement dated November 1, 2019, with the purpose to, among other agreements, boost the digitalization of the services rendered to Telefónica España. Additionally, Telefónica España, will be subject to the conditions stated in such agreement, collaborate with Atento España.

In November 2021, the parties Telefónica España and Atento Teleservicios España S.A.U., renewed the agreement to boost digitalization of the services rendered to Telefónica España.

CRM/BPO industry recognitions

Over the years, the quality and innovation of Atento's solutions to enhance the customer experience of our clients have been consistently recognized with the most prestigious awards within the CRM/BPO industry.

Our Company takes great pride in these awards. They are a direct result of our eagerness to meet clients' expectations and to create customer experience solutions that become a source of competitive advantage for them.

Listed below some of the most relevant recognitions that Atento received in 2020, 2021 and 2022:

Gartner

On February 16, 2021, we announced that we were positioned among the top 4 leading global players in Gartner's Magic Quadrant for BPO Customer Management. The Gartner Magic Quadrant assesses, among other things, key service providers for customer management business process outsourcing.

Everest

In 2020, the Everest Group selected Atento as one of the leading companies in Customer Experience Management (CXM) in its annual PEAK Matrix Assessment 2020 report. This recognition is based on the companies' ability to improve and evolve.

Frost & Sullivan

In 2020, Frost & Sullivan confirmed the Company's leading position in Latin America customer experience outsourcing services market, based on the research and consulting firm's annual analysis of this $10.5 billion market.

In March 2021, Atento Recognized by Frost & Sullivan as a Growth and Innovation Leader in the 2020 Frost Radar™ for Customer Experience Outsourcing Services Market in Latin America

In February 2022, Atento was recognized by Frost & Sullivan as leader in the Frost Radar™: for Customer Experience Outsourcing Services Market in Latin America for 2021. This recognition acknowledges rewards Atento's experience in the CX field and its continuous innovations and investment in new technologies.

In February 2022, Atento also received Frost & Sullivan's Customer Value Leadership Award in Brazil's Customer Experience Outsourcing Services industry.

ISG

In November 2021, ISG announced Atento as leader in the U.S. in its 2021 Contact Centre Customer Experience Services Quadrant Report

HFS

In October 2021, HFS Research named Atento Top Ten Digital Contact Center Provider. Atento received high rankings in subcategories for "Scale and Delivery", "Voice of the Customer" and "Innovation Capability"

ISO 56002 certification

In 2020, we received ISO certification for innovation management. This is the first time that a company operating a global scale in the CRM sector has received this seal of approval. We were also the fourth company in Brazil to achieve this certification.

July 2021, Atento was awarded ISO 56002 for Innovation Management for the second year in a row. The recertification reflects the maturity of the Company's innovation management system.

UN WEP´s

In July 2021, Atento was recognized with the United Nation WEPs (Women´s Empowerment Principles) Brazil 2021 Award, with an honorable mention for our gender equality actions. This initiative, is operated through the Brazilian Network of the UN Global Compact and UN Women in Brazil.

Top Employer

In 2020, Atento received the Top Employer certificate, awarded by the CRF institute (Corporate Research Foundation) in Spain and Brazil, where it also received the certificate in 2021 and 2022.

Great Place to Work

Brazil 2021-2022
Central America & Caribbean 2019
Mexico, Spain, Peru, Chile Best Workplaces 2019
Latin America Best Workplaces 2019

Group Fleury Award

Atento was the winner in the 'Services' category, which recognized the main suppliers of Grupo Fleury, one of the main providers of medical services in Brazil. Atento scored the highest results across five dimensions, surpassing nine other companies: Quality, Terms & Conditions, Sustainability, Compliance and Creativity & Innovation.

ABEMD Awards - Best Direct Marketing Practices in Brazil

The ABEMD awards recognize the best solutions in Brazil's direct marketing industry. They analyze the strategy, planning, creativity and results of each solution. In 2020, Atento was recognized as Company of the Year in the Contact Center Category. In 2021, Atento was recognized as the top company in the Call Center/Contact Center category.

ESR Distinction

The Socially Responsible Company Distinctions one of the most important recognitions in the area of corporate social responsibility in Latin America. Atento received this distinction for the 1st time in Mexico in 2021.

Ranking Valor Inovação

Atento was recognized in 2020 and 2021 as the third most innovative company in Brazil's service sector in Valor Inovação's annual ranking. The study behind the ranking is prepared by Valor Econômico, one of the country's most renowned business publications, in partnership with the PwC.

Premio Cliente SA

Atento was recognized as Outsourcing Company of the Year by the Aloic organization, the Latin American Alliance of Organizations for Customer Interaction, which aims to recognize the best practices in the management of customer culture in Latin America.

Competitive Landscape

Global Competitive Landscape

Atento is one of the largest providers of CRM BPO services and solutions in Latin America and among the top five providers globally, based on revenues. Relative to CRM BPO market share in Latin America. Atento also holds excellent positions in almost all countries in which we operate, including Brazil, the largest market, México (domestic market), Chile, Argentina and Central America/Caribbean (domestic market).

In 2020, the Everest Group selected Atento as one of the leading companies in Customer Experience Management (CXM) in its annual PEAK Matrix Assessment 2020 report. This recognition is based on the companies' ability to improve and evolve. Atento has been at the forefront among main international competitors as Major Contender and Star Performer, according to the report. As one of the leading companies in this field, Atento was distinguished both for its impact in the market and for its evolution, vision, and capabilities in 2019. The company was recognized for increasing its US and European footprint, and for its proactive search for new deals with rapidly evolving industries, such as e-commerce and the healthcare sector. In turn, as a Star Performer, Atento stood out for promoting a culture of co-innovation, offering integrated multi-channel capabilities based on programming, Artificial Intelligence, IoT (Internet of Things) and RPA (Robotic Process automation), as well as advisory services such as process consulting and building an increasingly satisfying customer experience.

More recently, Atento was positioned among the top-four leading global players in Gartner's Magic Quadrant for BPO Customer Management. The Gartner Magic Quadrant assesses, among other things, key service providers for customer management business process outsourcing. In doing so, Gartner evaluated 19 suppliers, considering their implementation capacity and the integrity of their vision. Gartner's opinions are a reference for companies around the world when both considering and selecting BPO providers for contact center customer management. The companies analyzed in the Magic Quadrant research provide application and management services that encompass global operations, industry expertise in multiple areas, digital services, agent-assisted services, technology expertise, customer and project management expertise, business process management, innovation and thought leadership.

Environmental, Social and Governance Initiatives

We integrate ESG criteria into Atento's corporate strategy.

Environment

We have recognized the importance of preserving the environment for many years, and although our activities do not have any major environmental impact, due to the type of business we are, we are committed to reducing our impact. Our focus is on reducing energy, water and paper consumption, as well as the amount of waste generated, minimizing refrigerant gas leaks, and reducing corporate travel.

The first step in minimizing our environmental impact is to measure our impact and analyze our progress to identify which impact reduction investments and initiatives are effective toward achieving our goal of carbon neutrality by 2030.

Below, we list the main measures taken by Atento to help combat climate change and contribute to the preservation of the environment:

- Since 2020, we have worked toward implementating telecommuting on a larger scale for Atento's workforce, primarily using a work-at-home agent model called Atento@Home, which reduces the consumption of workplace resources and minimizes employee commuting.

- Prioritize the consumption of energy from renewable sources.

- Development of initiatives to encourage the separation of waste at its source in our work centers, some of which is subsequently recycled.

- Implementation of measures to reduce consumption of energy, paper and to use of water responsibly in our workplaces.

- Developing a plan to migrate more activities to the Cloud, which generates a lower volume of CO_2 emissions than using other conventional IT platforms.

- Increasing the environmental awareness of our employees to encourage them to adopt greener living and consumption habits.

Social Initiatives

We strive to promote a work environment based on respect, equality, and social inclusion among our employees, a workforce recognized for its diversity, as we have many employees of varied nationalities, races, genders, and ages.

We have a wealth of cultures within our teams that favors the company's development, and therefore we promote a work environment free of any kind of discrimination, whether by race, color, sex, religion, political opinion, origin, or any other discriminatory characteristic. In this respect, we comply with the related principles of the UN Global Compact. We support the inclusion of employees who belong to minority or vulnerable groups, including people with disabilities for whom accommodations are made to fully integrate them into Atento's workforce.

Another fundamental aspect of employee care and wellbeing at Atento is ensuring equal treatment among all members of our team, such as equal treatment and compensation of women and men who work within all levels of our organization. Gender equality is one of the priorities of our Strategic Plan and of our human resources management system, which is reflected in our remuneration, incentivization, and internal promotion policies. We have had an Equality Plan in place since 2019, which guarantees equal treatment and opportunities for women and men in addition to equal pay for work of equal value.

Atento is also source of formal employment for young people and offers training and benefits, advantages that are not common in many of the countries in which Atento operates. Within Atento's workforce, 55% of employees under 30.

Atento Impulsa

In 2009, Atento Impulsa was created as a subsidiary of Atento Spain with the aim of promoting employment and training among groups at risk of exclusion from the labor market.

Atento Impulsa provides employment to more than 140 people with disabilities and, 90% of them work under the Atento@Home model. We collaborate with the project of AEERC (Spanish Association of Customer Relationship Specialists), which aims to highlight the contribution of people with disabilities to the contact center market.

Health and Safety

We have a Quality, Environment, Health and Safety Policy that establishes the basis for the implementation and maintenance of measures necessary to ensure the safety and promote the health of employees in all our work centers.

To this end, we carry out a process of identification, control, and monitoring of possible risks to which our employees may be exposed, and we strive to promote healthy work environments that contribute to the well-being of our employees, emphasizing the importance of maintaining physical, mental, and social fitness.

Governance

Corporate structure and governance

Atento is composed of a number of companies that make up the company's global organization, although they all operate under a single corporate governance framework as well as the same governance policies and guidelines. It should be noted that the Shareholders' Meeting is an independent body, as are its most relevant committees, such as the Audit Committee of the Company's board of directors. The corporate management of the company and the operation of the governing bodies are governed by our by-laws as well as by the laws of Luxembourg, where our headquarters are located, and the requirements of the New York Stock Exchange, including those relating to corporate governance and audit processes.

Our corporate governance is governed by three bodies: the Shareholders, the Board of Directors, composed of seven members with an average age of 55 and various nationalities, and the Executive Committee, composed of eight members, three women and five men, with an average age of 49 and of various nationalities.

The Board provides significant support for the development of our ambitious transformation plan to remain one of the most innovative and relevant customer experiences and BPO providers in the world.

Business Ethics

We have a Code of Ethics, the purpose of which is to define clear behavior characterized by honesty and to encourage it. Any violation of the Code must be reported in order to avoid possible harm to persons or to the Company.

We have established a corporate culture based on ethical criteria that is in line with our core values, applicable to employees and all other persons who are part of the Company.

With the objective of preventing bribery and corruption, Atento has an Anti-Corruption Policy attached to the contracts of our employees at the coordinator, executive level and manager level, as well as those of our suppliers. We also emphasize the importance of preventing bribery and corruption through communication and training initiatives regarding related policies and procedures. Through our Reporting Channel, employees can send any communication to the appropriate supervisor regarding an activity or behavior that they have detected and that is or could be a violation of the Company's Code of Ethics or of any other mandatory policy or regulation.

Our ethics principles include maintaining honest and ethical conduct; full, fair, accurate, timely and understandable company reports, documents and other communications; complying with applicable laws and regulations as well as our internal policies; and promptly reporting internally, anonymously and confidentially any detected violations of the Code of Ethics.

C. Organizational Structure



Institutional Investors
Public Shareholders
Atento S.A. LUXEMBOURG
Atalaya Luxco Midco LUXEMBOURG
Atento Luxco 1 (the "Issuer") LUXEMBOURG
Atento Spain Holdco, S.L.U. SPAIN
Atento Estrategias de Transformación S.L. SPAIN
Atalaya Luxco 2, S.à r.l. LUXEMBOURG
Atento Spain Holdco 4, S.A.U. SPAIN
Atento Spain Holdco 5, S.L.U. SPAIN
Atento Spain Holdco 6, S.L.U. SPAIN
Atento Argentina S.A. ARGENTINA
Atento Brasil S.A. BRAZIL
Atento Mexico Holdco, S. de R.L. de C.V. MEXICO
Atento Spain Holdco 2, S.A.U. SPAIN
Brazilian Subsidiaries BRAZIL
Atento Teleservidos España, S.A.U. SPAIN
Atento B.V. NETHERLANDS
Atento Servicios Ténicos y Consultoría, S.A.U. SPAIN
Atento Impulsa, S.A.U. SPAIN
Atento Servicos Auxilares de Contract Center, S.A.U. SPAIN
Atento Holding Chile S.A. CHILE
Teleatento del Perú, S.A.C. PERÚ
Atento Colombia S.A. COLOMBIA
Other LATAM Subsidiary
Chilean Subsidiaries CHILE
Atento Atención y Servicios, S.A. de C.V. MEXICO
Other Subsidiaries
Atento Servicios, S.A. de C.V. MEXICO

At December 31, 2021, none of the Group's subsidiaries was listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed on the Singapore Stock Exchange. All subsidiaries use year-end December 31 as their reporting date.

D. Property, Plants and Equipment

Property

We perform our business within service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2021, except for one plot of land in Morocco (succursal of Spain) and part of a building in Peru. As of December 31, 2021, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions.

Our infrastructure is designed according to our clients' needs. Our technology systems provide the flexibility to integrate with our clients' existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through on-shoring, off-shoring or near-shoring, as required. Our deployment team is trained to achieve timely implementation to minimize our clients' time-to-market. We address client capacity needs by providing solutions such as software-based platforms, high-level infrastructure mobility, process centralization and through a high concentration of delivery centers.

As of December 31, 2021, we had 87,382 workstations globally, 47,407 in Brazil, 34,673 in the Americas (excluding Brazil) and 5,302 in EMEA. As of December 31, 2021, we had 89 delivery centers globally, 30 in Brazil, 45 in the Americas (excluding Brazil) and 14 in EMEA.

The following table shows the number of workstations and delivery centers in by segment in which we operated as of December 31, 2019, 2020, 2021.

	Number of Workstations			Number of Service Delivery Centers [1]		
	2019	2020	2021	2019	2020	2021
Brazil	49,486	49,294	47,407	33	31	30
Americas	37,765	38,761	34,673	48	49	45
EMEA	5,321	5,253	5,302	15	14	14
Total	**92,572**	**93,308**	**87,382**	**96**	**94**	**89**

(1) Includes service delivery centers at facilities operated by Atento as well as those owned by our clients where we provide operations personnel and workstations.

The following is a list of our principal workstations as of December 31, 2019, 2020, 2021:

	Number of Workstations		
	2019	2020	2021
Brazil			
São Bernando do Campo	3,002	3,061	3,075
Bra-Uruguay	2,180	2,608	2,651
São Paulo (Nova São Paulo)	2,506	2,336	2,338
São Paulo (Belenzinho I)	2,015	2,331	-
São Paulo (São Bento I)	2,187	2,240	2,578
Salvador (Cabula)	1,785	2,093	2,101
São Jose dos Campos	2,087	2,088	2,088
São Paulo (Santana)	2,101	2,063	2,150
Rio de Janeiro (Madureira)	2,089	2,052	2,274
São Paulo (Santo Antonio)	1,980	1,985	1,923
Americas			
Peru-LaMolina	5,351	5,682	5,666
Peru-Maquinarias	2,216	2,308	294
Colombia-Telares	2,156	2,177	2,420
Colombia-Bucaramanga	1,838	1,848	1,850
Sal-El Salvador	1,251	1,477	1,439
Colombia-Royal	1,249	1,324	1,589
EMEA			
Spain-Glorias	867	864	880
Spain-Ilustración	910	697	697
Spain Madrid Rivas	426	661	661
Spain-Coruña	310	355	350

Telecommunications Infrastructure.

We work with the main telephone carriers at a local and international levels. We have recently implemented a network to interconnect the primary countries in which we operate, enabling us to offer new options of connectivity and to run new applications for videoconferencing. Since almost all our voice platform is based on IP technology, we have implemented a solid and flexible

telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes within most of our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of our financial condition and results of operations for the years ended December 31, 2019, 2020 and 2021 should be read in conjunction with our consolidated financial statements and the related notes there-to. The preparation of the consolidated financial statements referred to within this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those described in the sections "Cautionary Statement with respect to Forward Looking Statements" and "Item 3. Key Information—D. Risk Factors", and other factors discussed elsewhere within this Annual Report. The consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, prepared in accordance with IFRS, as issued by the IASB, are included in "Item 18. Financial Statements".

The following discussion includes forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements.

A. Operating Results

Overview

Atento is one of the largest providers of customer-relationship management and business-process outsourcing ("CRM BPO") services and solutions in Latin America, and among the top five global providers, based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the "Telefónica Group"). Since then, we have significantly diversified our client base, and became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol "ATTO." In May 2020, Bain Capital transferred substantially all of its remaining shares to funds affiliated with: HPS Investment Partners, LLC, GIC and Farallon Capital Management, L.L.C.

We operate in 13 countries worldwide, including Brazil, Spain, Mexico, Peru, Argentina, Chile, Colombia, the United States, El Salvador, Guatemala, Puerto Rico, Panama and Uruguay. We organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil ("Americas") and (iii) EMEA. For the year ended December 31, 2021, Brazil accounted for 39,2% of our revenue, Americas accounted for 43,7% of our revenue and EMEA accounted for 17,3% of our revenue, all of which, before holding company level revenue and consolidation adjustments.

Our number of workstations decreased from 93,308 as of December 31, 2020, to 87,382 as of December 31, 2021 due to volatility within our operations. This decrease was primarily in Peru, Brazil, Chile and Argentina. Our number of service delivery centers also decreased slightly over the same period.

For a table showing the number of delivery centers and workstations in each jurisdiction in which we operated as of December 31, 2019, 2020 and 2021, see "Item 4. Information on the Company—D. Property, Plant and Equipment".

For the years ended December 31, 2019, 2020 and 2021, revenue generated from our 15 largest client groups represented 73.8%, 68.3% and 66.2% of our revenue, respectively. Excluding revenue generated from Telefónica S.A., for the years ended December 31, 2019, 2020 and 2021, our 15 largest client groups represented 39.3%, 37.4% and 35.2% of our revenue, respectively. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, which we announced in the second quarter of 2019 to improve profitability of our existing operations, accelerate the development of our next

generation services and digital capabilities and strengthen our position in those segments and geographies which we believe have potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking, and financial services, and more recently, with tech and born-digital companies enables us to tailor our services and solutions for our customers, further embedding us within their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we began implementing new technologies to build-out our Next Generation and Digital Capabilities program, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation activities (high value voice, integrated multichannel and automated back office) and four next generation capabilities (AI/Cognitive, Analytics, Automation/RPA and CX consulting).

Average headcount

We believe that our people are key enablers organization's most valuable resource to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing our culture named "One Atento" and it defines our way of doing business: as a global company, with the strength of a united team, to leverage our leading position in the market.

The average Company headcount 2021 and breakdown by country in 2019, 2020 and 2021 is presented as follows:

	December 31,		
	2019	**2020**	**2021**
Brazil	79,505	71,327	74,633
America	57,357	56,021	53,194
EMEA	12,267	12,457	12,726
Total (1)	**149,129**	**139,805**	**140,553**

(1) Average headcount is calculated based on the average of the year of each month´s end number of employees.

The reduction in average headcount compared in the last two years reflects the implementation of two pillars of our Three Horizon Plan, namely:

- Operational excellence: we have taken a number of steps to improve our operations, such as managing of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality control, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvements being implemented at the regional levels. The focus of these initiatives is on increasing our margins contribution and improving our customers' experience;

- Optimization initiatives to reduce selling, general and administrative expenses, as well as other costs: we are transforming our business support areas to generate savings and reduce costs. We have analyzed our business most significant cost components within the human resources, technology, facilities, and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One such actions is the ongoing digitalization of human resources processes. For example, our human resources team has implemented the use of digital tools for recruiting and retaining the market´s best talent to support our customers' operations.

Impact of COVID-19 Outbreak – Update

During 2021 the Company continued to monitor the economic and health impacts of COVID-19 across those countries where it operates. In America some countries are still affected by COVID-19 during 2021, among those we operate in, largely due to poor internet infrastructure in this country, with deficient connectivity for a portion of our agents located in its more remote regions and also duec a delayed vaccination schedule compared to other countries. To date, no significant impacts on our collection experience nor expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic.

We were the target of a cybersecurity incident which disrupted our systems

On October 17, 2021 Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers' access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers' data and to minimize the impacts of the operations' suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.

Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.

Atento Brasil has an insurance policy for compensation related to cyberattacks and, after the cyberattack occurrence, the insurance company was notified. As of December 31, 2021, an expert evaluation was still being conducted and no income was recognized within the accounting balance recorded for December 31, 2021. The Company has partnered with CrowdStrike, an American cybersecurity technology company, to assist in the containment, remediation and prevention of potential cyberattacks. Tools designed to detect, isolate and neutralize threats were implemented across our Brazil IT core infrastructure.

The financial, operating and consolidated effects on Financial Statements for December 31, 2021 due to the cyberattack based on the Company´s evaluation are as follows:

Customer agreement termination

Although the Company suffered a cyberattack and was not able to comply with all the service volume in Brazil we did not incur in any relevant agreement termination with our customers, reinforcing the strong relationship with our clients.

Customers judicial disputes or judicial notification

Although Atento suffered a cyberattack, the actions taken by the Company to minimize risks related to Brazil Law and Regulations contributed to avoid judicial consequences. Since the October 2021 incident, the Company has continued complying with all regulations related to Data Protection. The Company continues monitoring the risks of any impact from a Financial, Operational and Legal perspective. The Company has received notifications from clients claiming cash compensation due to Atento's failure to comply with contracted service volumes that resulted in these clients incurring unexpected costs. The Company recognized in 2021 as other operating expenses a probable cash compensation for its customers of $4.0 million related to costs and expenses incurred by these customers due the service interruption of our services for them.

Consolidated effects on Financial Statements

The Company presented within its financial statements dated December 31, 2021 the financial effects of the cybeattack that reflect the interruption of operations and non-compliance with the full service volume required under our contracts with customers. The effects presented below refer to Telefônica services in Brazil and are primarily related to the temporary interruption of our services that had a direct impact on some of our customers. We also incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes. The Company and the customers through your operational system and controls are able to identify the lost revenue based on the service volume and operational expenses incurred by company to containing the threat and expense related to our clients due the service interruption of our services for them. After the October 21 cyberattack, the Company did not identify any indication that the financial information data was affect. The table below presents the effects for the period ending on December 31, 2021 related to lost revenue due the interruption of services.

December 31, 2021 ($ in millions)	
Lost Revenue	34,8

Operational Expenses/penalties	11,3
Total	**46,1**

Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients. While service was restored within 72 hours of the cyberattack, the Company was unable to comply with all expected contractual service volumes for the months of October and November, due to client IT and cybersecurity protocols that prevented the resumption of Atento's services.

Consolidated Statements of Operations for the Years Ended December 31, 2019, 2020 and 2021

($ in millions, except percentage changes)	For the years ended December 31, 2019	For the years ended December 31, 2020	Change (%)	Change excluding FX (%)(2)	For the years ended December 31, 2021	Change (%)	Change excluding FX (%)(2)
Revenue	**1,707.3**	**1,412.3**	**(17.3)**	**(2.8)**	**1,449.2**	**2.6**	**5.3**
Other operating income	4.5	5.6	23.9	31.0	10.5	89.1	93.9
Other gains	10.5	0.1	(99.1)	(99.1)	-	(64.0)	(100.3)
Operating expenses:							
Supplies	(66.4)	(72.3)	8.8	27.5	(109.8)	51.9	55.4
Employee benefit expenses	(1,301.0)	(1,060.4)	(18.5)	(4.6)	(1,102.7)	4.0	6.6
Depreciation	(83.6)	(73.9)	(11.5)	4.7	(73.2)	(0.9)	1.6
Amortization	(57.2)	(47.0)	(17.9)	(4.3)	(60.1)	27.9	31.4
Changes in trade provisions	(3.7)	(5.3)	41.9	65.3	0.3	(105.6)	(105.6)
Impairment charges	(30.9)	-	(100.0)	(100.0)	(2.0)	N.M.	N.M.
Other operating expenses	(166.8)	(118.7)	(28.8)	(17.0)	(99.9)	(15.8)	(13.6)
Total operating expenses	**(1,709.7)**	**(1,377.6)**	**(19.4)**	**(5.5)**	**(1,447.3)**	**5.1**	**7.7**
Finance income	20.0	15.7	(21.8)	7.2	15.5	(1.1)	8.0
Finance costs	(68.1)	(70.3)	3.2	14.3	(91.9)	30.7	33.2
Change in fair value of financial instruments	-	-	N.M.	N.M.	(42.3)	N.M.	N.M.
Net foreign exchange loss	(9.1)	(27.8)	N.M.	N.M.	17.7	N.M.	N.M.
Profit/(loss) before income tax	**(44.5)**	**(42.1)**	**(5.3)**	**22.8**	**(88.5)**	**110.2**	**113.8**
Income tax expense	(36.2)	(4.8)	(86.8)	(87.5)	(4.5)	(6.7)	(12.6)
Profit/(loss) for the year	**(80.7)**	**(46.9)**	**(41.9)**	**(35.5)**	**(93.0)**	**98.3**	**100.0**
Profit/(loss) attributable to:							
Owners of the parent	(81.3)	(46.9)	(42.3)	(35.9)	(93.0)	98.3	100.0
Non-controlling interest	0.6	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year	**(80.7)**	**(46.9)**	**(41.9)**	**(35.5)**	**(93.0)**	**98.3**	**100.0**
EBITDA (1)	**153.4**	**161.2**	**5.1**	**23.1**	**145.8**	**(9.6)**	**(6.1)**

(1) When considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year.

We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets, and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance.

EBITDA is a measure that is frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures. The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(2) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2019 versus 2020 and 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding Foreign exchange effects allows the Company to monitor the main variation arising from local operating results on a comparative basis.

N.M. means not meaningful

Consolidated Income Statements by Segment for the Year Ended December 31, 2019, 2020 and 2021

($ in millions, except percentage changes)	For the years ended December 31, 2019	For the years ended December 31, 2020	Change (%)	Change Excluding FX (%)(3)	For the years ended December 31, 2021	Change (%)	Change Excluding FX (%)(3)
Revenue:							
Brazil	827.3	609.4	(26.3)	(4.4)	568.8	(6.7)	(0.2)
Americas	660.1	582.0	(11.8)	(1.5)	633.9	8.9	11.7
EMEA	232.8	234.7	0.8	(0.9)	250.1	6.6	3.1
Other and eliminations (1)	(12.9)	(13.8)	6.9	14.7	(3.6)	(74.1)	(4.5)
Total revenue	**1,707.3**	**1,412.3**	**(17.3)**	**(2.8)**	**1,449.2**	**2.6**	**5.3**
Operating expenses:							
Brazil	(807.4)	(594.5)	(26.4)	(4.5)	(596.6)	(0.4)	5.7
Americas	(679.5)	(576.7)	(15.1)	(4.2)	(633.8)	9.5	12.3
EMEA	(244.1)	(235.1)	(3.7)	(5.7)	(244.4)	3.7	0.3
Other and eliminations (1)	21.4	28.7	34.1	68.0	27.5	(14.2)	(3.1)
Total operating expenses	**(1,709.7)**	**(1,377.6)**	**(19.4)**	**(5.5)**	**(1,447.3)**	**5.1**	**7.7**
EBITDA:							
Brazil	96.9	78.2	(19.3)	5.2	46.7	(40.3)	(36.5)
Americas	30.7	52.6	71.3	53.6	59.5	13.1	15.5
EMEA	17.0	15.3	(9.7)	(9.6)	26.6	73.4	72.7
Other and eliminations (1)	8.8	15.1	71.4	N.M.	12.9	(14.4)	(12.1)
Total EBITDA	**153.4**	**161.2**	**5.1**	**23.1**	**145.8**	**(9.6)**	**(6.1)**

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) When considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

(3) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2019 versus 2020 and 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding FX% allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

N.M. means not meaningful

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

Revenue

Revenue increased by $36.9 million, or 2.6%, from $1,412.3 million for the year ended December 31, 2020 to $1,449.2 million for the year ended December 31, 2021, mostly explained by growth in the operation in America. Excluding the impact of foreign exchange, revenue increased 5.3%, despite a negative impact in Brazil due to the cyberattack in the last quarter of 2021 for $34.8 million. Revenues from Multisector (sales to other companies) clients increased by $23.3 million, or 2.4%, from $961.7 million for the year ended December 31, 2020 to $985.0 million for the year ended December 31, 2021, mainly driven by a growth in the operation of Americas by 14,1 bps. Excluding the impact of foreign exchange, revenue from multisector clients increased 5.3%, supported by gains in all regions, coming mostly from financial services on higher volume from current clients.

Revenue from Telefónica presented an increase of $13.7 million, or 3.0%, from $450.5 million in revenue for the year ended December 31, 2020, to $464.2 million for the year ended December 31, 2021, mostly explained growth in the operation in America. Excluding the impact of foreign exchange, revenue from Telefónica clients increased by 5.4%.

The following chart provides a breakdown of revenue by geographic region for the year ended December 31, 2020 and 2021 and as a percentage of revenue with the percentage change between those periods including and net of foreign exchange effects.

($ in millions, except percentage changes)	For the years ended December 31, 2020 and 2021					
	2020	(%)	2021	(%)	Change (%)	Change excluding FX (%) (2)
Brazil	609.4	43.2	568.8	39.2	(6.7)	(0.2)
Americas	582.0	41.2	633.9	43.7	8.9	11.7
EMEA	234.7	16.6	250.1	17.3	6.6	3.1
Other and eliminations (1)	(13.8)	(1.0)	(3.6)	(0.2)	(74.1)	(4.5)
Total	**1,412.3**	**100.0**	**1,449.2**	**100.0**	**2.6**	**5.3**

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) The FX change % presented is calculated using the current currency official published by Central Bank for the variation of 2019 versus 2020 and 2020 versus 2021 respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. Change excluding Fx% allow the Company to monitor the main variation arise from local operation results on comparative basis despite of exchange fluctuation.

Brazil

Revenue in Brazil for the year ended December 31, 2020 and 2021 totaled $609.4 million and $568.8 million, respectively, a decrease of $40.6 million, or 6.7%. Excluding the impact of foreign exchange, revenue decreased by 0.2%, of which Multisector clients decreased by 3.1%, while Revenues from Telefónica increased by 10.2% supported by new contracts. Important to consider that 2021 revenue was strongly impacted by $34.8 million due cyberattack.

Americas

Revenue in America for the year ended December 31, 2020 and 2021 totaled $582.0 million and $633.9 million, respectively, an increase of $51.9 million, or 8.9%. Excluding the impact of foreign exchange, revenue increased by 11.7%. Revenue from multisector clients increased by 14.1%, supported by US organic growth, focused on high margin clients. Revenue from Telefônica increased by 7.1% mainly driven, the recovery to a normal service volume if compared with 2020 heavily impacted by COVID-19.

EMEA

Revenue in EMEA for the year ended December 31, 2020 and 2021 totaled $234.7 million and $250.1 million, respectively, an increase of $15.4 million, or 6.6%. Excluding the impact of foreign exchange, revenue increased by 3.1%, of which Revenue from multisector clients increased by 8.4%, mainly due to COVID-19 effects in 2020. Revenue from Telefónica decreased by 2.0%.

Other operating income

Other operating income totaled $5.6 million and $10.5 million for the year ended December 31, 2020 and 2021, respectively. This increase of $4.9M million was mainly driven by the boost of digitalization of the services rendered to Telefónica España related to a specific service agreement.

Total operating expenses

Total operating expenses increased by $69.7 million, or 5.1%, from $1,377.6 million for the year ended December 31, 2020 to $ 1,447.3 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses increased by 7.2%, slightly above revenue growth and mostly coming from employee benefit expenses and higher activity in Americas, supported by higher volumes. As a percentage of revenue, operating expenses increased to 99.8% for the year ended December 31, 2021, increasing 2.1% compared to 2020.

Supplies: Supplies expenses increased by $37.5 million, or 51.9%, from $72.3 million for the year ended December 31, 2020 to $109.8 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, supplies expenses increased by 55.4%. The increase main refers to the cyberattacks cost related to the containment of the threat, prevention and contingency plan for the reestablishment of services and fines. As a percentage of revenue, supplies represented 5.1% and 6.5% for year ended December 31, 2020 and 2021 respectively.

Employee benefit expenses: Employee benefit expenses increased by $42.3 million, or 4.0%, from $1,060.4 million for the year ended December 31, 2020 to $1,102.7 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, employee benefit expenses increased by 6.6%. The increase is employee benefit expense mainly related to the wage updates as expected and impacted by the revenue increase from 2020 to 2021. As a percentage of revenue, employee benefit expenses represented 75.1% and 76.1% for the year ended December 31, 2020 and 2021, respectively. Percentage of employee benefit expenses by revenue presented an increase by 1.0% from 2020 to 2021 mainly due the cyberattack resulting in lost revenue but no reduction of expense since the Company kept the employees even there was a service interruption.

Depreciation and amortization: Depreciation and amortization expenses increased by $12.4 million, or 10,2%, from $120.9 million for the year ended December 31, 2020 to $133.3 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 13.2% in a normal course of operation and driven by the increase of capital expenditures along 2021.

Other operating expenses: Other operating expenses decreased by $18.8 million, or 15.8%, from $118.7 million for the year ended December 31, 2020 to $99.9 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, other operating expenses decreased by 13.6% mainly due the reduction of services with third parties and to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets. As a percentage of revenue, other operating expenses were 8.4% and 6.9% for the year ended December 31, 2020 and 2021, respectively.

Brazil

Total operating expenses in Brazil increased by $2.1 million, or 0.3%, from $594.5 million for the year ended December 31, 2020 to $596.6 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 5.0%, mainly impacted by salary inflation. Still excluding the impact of foreign exchange, Operating expenses as a percentage of revenue increased from 97.5% to 104.9%, for the year ended December 31, 2020 and 2021, respectively.

Americas

Total operating expenses in the Americas increased by $55.1 million, or 9.9%, from $576.7 million for the year ended December 31, 2020 to $633.8 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses in Americas increased by 12.0%, mainly impacted by the higher operating activity in the region and inflation. Operating expenses as a percentage of revenue increased from 99.1% to 99.9%, for the year ended December 31, 2020 and 2021, respectively.

EMEA

Total operating expenses in EMEA increased by $9.3 million, or 4.0%, from $235.1 million for the year ended December 31, 2020 to $244.4 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 0.4% below revenue growth. Operating expenses as a percentage of revenue decreased from 100.2% to 97.7%, for the year ended December 31, 2020 and 2021, respectively.

Finance income

Finance income decreased by $0.2 million, or 1.3% from $15.5 million for the year ended December 31, 2021, compared to $15.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, finance income increased by 8.0% during the year ended December 31, 2021.

Finance costs

Finance costs increased by $21.6 million, or 30.7%, from $70.3 million for the year ended December 31, 2020 to $91.9 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, finance costs increased by 33.2% during the year ended December 31, 2021. The increase in finance costs was driven by change in fair value of derivatives and the interest accrued by Senior Secure notes 2026.

Change in fair value of financial instruments

Change in fair value of financial instruments increased by $42.3 for the year ended December 31, 2021 million from zero for the year ended December 31, 2020 due the effects of Company´s hedge operation.

Net foreign exchange gain/(loss)

Net foreign exchange gain/loss increased by $10.1 million from a loss of $27.8 million for the year ended December 31, 2020 to a gain of $17.7 million for the year ended December 31, 2021. This change main reflects the devaluation between U.S dollar and Euro in which company has intercompany balances.

Income tax expense

Income tax expense decreased by $0.3, or 6.2% from $4.8 million for the year ended December 31, 2020 to $4.5 million for the year ended December 31, 2021.

Profit/(loss) for the year

Profit/(loss) for the year increased by $46.1 million, or 98.3% from a loss of $46.9 million for the year ended December 31, 2020 to a loss of $93.0 million for the year ended December 31, 2021, as a result of the factors discussed above.

EBITDA

EBITDA decreased by $15.4 million, or from $161.2 million for the year ended December 31, 2020 to $145.8 million for the year ended December 31, 2021.

EBITDA margin, defined as EBITDA over revenue, decreased from 11.4% for the year ended December 31, 2020 to 10.1% for the year ended December 31, 2021, mainly due the impact of cyberattack.

Reconciliation of EBITDA to profit/(loss):

	For the year ended December 31,		
($ in millions)	**2019**	**2020**	**2021**
Profit/(loss) for the year	**(80.7)**	**(46.9)**	**(93.0)**
Net finance expense (*)	57.1	82.4	101.0
Income tax expense	36.2	4.8	4.5
Depreciation and amortization	140.8	120.9	133.3
EBITDA (1) (non-GAAP)	**153.4**	**161.2**	**145.8**

(*) Net finance expense includes finance income, finance costs, changes in fair value of financial instruments and net foreign exchange loss.

(1) When considering the financial performance of the business, our management analyses the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See "Consolidated Statements of Operations".

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 22, 2021.

B. Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $128.8 million. We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2021, the total amount of credit available to us was $43.0 million under our Revolving Credit Facility (extensible to $50 million if certain milestones are achieved), out of which $25.0 million was drawn as of December 31, 2021.

Our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which are subject to prevailing economic conditions, and other factors, many of which are beyond our control. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and such capital may not be available to us on acceptable terms, if at all.

As of December 31, 2021, our outstanding debt was $718.3 million, which includes $503.9 million of our 8% Senior Secured Notes due 2026, $25.0 million of financing under a super senior revolving credit facility, $0.6 million of financing provided by BNDES, $155.8 million of lease liabilities and $33.0 million of other bank borrowings, mostly short-term financing for working capital needs.

($ in millions, except Net Debt/ EBITDA)	As of December 31, 2020	2021
Cash and cash equivalents	209.0	128.8
Debt:		
Senior Secured Notes	505.6	503.9
Super Senior Credit Facility	30.0	25.0
BNDES	0.6	0.6
Lease Liabilities	152.7	155.8
Other Borrowings	38.9	33.0
Total Debt with third parties	**727.8**	**718.3**
Net Debt with third parties (1)	**518.8**	**589.5**
Net Debt/ EBITDA (non-GAAP)	**3.2x**	**4.0x**

(1) When considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt with third parties less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

Cash Flows

As of December 31, 2021, we had cash and cash equivalents of $128.8 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

($ in millions)	For the year ended December 31, 2019	2020	2021
Cash flows from operating activities	46.5	127.0	42.3
Cash flows used in investing activities	(55.9)	(38.2)	(48.1)
Cash flows (used in)/provided by financing activities	5.0	1.0	(60.5)
Net increase/(decrease) in cash and cash equivalents	(4.4)	89.8	(66.3)
Effect of changes in exchange rates	(4.5)	(5.5)	(13.8)

For a discussion on the cash flow for the year ended December 31, 2020, compared to the year ended December 31, 2019, see on Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 22, 2021.

Cash Flows from Operating Activities

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, cash from operating activities was $42.3 million compared to cash from operating activities of $127.0 million in the same period of the prior year. The decrease is mainly driven by the October 2021 cyberattack and due to changes in working capital.

Cash Flows used in Investing Activities

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, cash used in investing activities was $48.1 million compared to cash used in investing activities of $38.2 million in the same period of prior year, mainly due to capex increases related to new software agreements with Microsoft and other growth-related investments.

Cash Flows from/used in Financing Activities

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021 cash used in by financing activities was $58.0 million compared to cash provided by financing activities of $1.0 million in the same period of prior year, mainly due to issuance costs of financing of Atento Luxco 1 2026 Senior Secured Notes and premium paid for a total call cost of $7.6 million and also due to significant cash amount obtained from new borrowings signed in 2020 if compared to 2021.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company's financial condition and as preconditions to certain transactions (e.g., the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1. Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company's ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described within the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2021, the ratio was 2.5 times. This financial covenant applies only as a restriction for certain actions (e.g., issuance a new debt) and, if breached, will not trigger a default or an event of default.

2. Drawn Super Senior Leverage Ratio (applies to Atento S.A.) includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 calculated as the ratio of consolidated drawn super senior facilities debt to consolidated EBITDA for the twelve-month period. As of December 31, 2021, the ratio was 0.17x. This financial covenant applies only as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2021, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2021 ($ in millions)
Senior Secured Notes	USD	2026	8.000%	503.9
Super Senior Credit Facility	USD	2026	Libor + 3.25%	25.0
BNDES	BRL	2022	Energy Efficiency Project: TJLP + 2%	0.6
Lease Liabilities	BRL, USD	2025	7.0%-12.0%	155.8
Other Borrowings	BRL, USD	2022	4.5%-8.9%	33.0
Total Debt				**718.3**

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A. closed an offering of a $400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement. The notes were due in August 2022 and were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The issuance costs of $13.6 million related to this issuance were recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A. closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A issued its 6.125% Senior Secured Notes due 2022 (the "Initial Notes"). The Additional Notes and the Initial Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that governed the Initial Notes and the Additional Notes.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due 2026 in a private placement transaction. During February 2021, Atento Luxco I S.A. used the net proceeds of the offering, together with cash on hand, to complete a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022 and to redeem the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured Notes due 2022, completing the refinancing of the 6.125% Senior Secured Notes due 2022 and extending the Company's maturity to 4.5 years from 1.5 years.

The terms of the indenture governing the 8.000% Senior Secured Notes due 2026 limit, among other things, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; pay dividends, and make distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter transactions with affiliates.

The outstanding amount of the 8.000% Senior Secured Notes due 2026 on December 31, 2021 was $503.9 million and the fair value of these notes, calculated on the basis of their quoted price at December 31, 2021, was $536.8 million. ($500.2 million at December 31, 2020).

The fair value hierarchy of the Senior Secured Notes is Level 1, as the fair value is based on the quoted market price at the reporting date.

Revolving Credit Facility

On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the "SSRCFA") with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. An additional uncommitted 7,000 thousand U.S. dollars shall become committed upon the achievement of certain milestones.

The terms of the new Super Senior Revolving Credit Facility Agreement with IDB Invest are similar to the those of the existing SSRCF with BBVA, Goldman Sachs and Morgan Stanley, which limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the "SSRCF Financial Covenant"). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

As of December 31, 2021, the outstanding amount under this facility was of 25,027 thousand U.S. dollars.

Lease liabilities

The present value of future lease liabilities is as follow:

	As of December 31,	
	2020	**2021**
($ in millions)	**Net carrying amount of asset**	
Up to 1 year	53.2	45.3
More than 1 year	99.5	110.5
Total	**152.7**	**155.8**

C. Research and Development, Patents and Licenses, etc.

We believe the "Atento" trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth in future markets. This also enables us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence, and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2016, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

In 2017, Atento launched its digital business unit under the brand "Atento Digital". Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's offer also includes technologies initiatives and solutions for advancing digital transformation processes while fully leveraging existing systems. Atento Digital is a trademark registered by Atento.

In 2020, Atento launched its "Startup accelerator" program branded "Atento Next". In line with the objective of having innovation at the center of its business strategies, Atento Next is designed to move the Company closer to selected startups, in order to foster even more innovation at the company and for its customers.

D. Trend Information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe these will continue to have a material impact on our results of operations in the future.

Trend for Further Outsourcing for CRM BPO Services

In recent years, companies have increasingly sought to outsource certain non-core business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing non-core business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need for our clients to outsource these non-core business activities so they can focus on their core competencies. The penetration of individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are three main drivers of this increase: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third-party BPO providers; secondly, new clients are adopting third party solutions for these services versus using in-house solutions, largely to take advantage of lower labor costs, specialist knowledge and cost efficiencies. Finally, we believe the digital transformation processes that our clients face provides opportunities for Atento to deepen its presence within our clients' value chain and to expand the range of services and solutions that we can deliver to these clients, thanks to our expanding digital and business process automatization capabilities.

Growth in Our Business Directly Linked to Growth in the Businesses of Key Clients

We structure our contracts with our clients such that, while the price of our services is agreed, the volume of CRM BPO services we deliver during a particular period is dependent on the performance of our clients' business. We have significant exposure to the telecommunications and banking and financial services sectors and our business is dependent upon the continued growth of our clients' business in these sectors. If the business of one of our key clients increases and generates more customer activity, our business with that client also increases. Conversely, if the business of one of our key clients decreases and there is a reduction of customer activity, our business with that client also decreases.

Development of CRM BPO Solutions

This industry is in transition as more complex multi-channel, end-to-end and digital solutions are being outsourced, thus creating an opportunity for CRM BPO providers, including us, to up-sell and cross sell our services as well as expand the range of services we provide by leveraging our digital capabilities. Our vertical industry expertise in telecommunications, banking and financial services and other customer-intensive industry verticals, allows us to develop tailored solutions for our clients, embedding us further into their value chain while we deliver impactful business results and increase the portion of our client's CRM BPO services that we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as means of payment, credit management, trade marketing, insurance services management and other CRM BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward. Most recently we have expanded our digital, business process automatization and business process consulting capabilities to increase the value we can generate for our clients and to develop a wide range of innovative customer experience solutions adapted to the digital era.

Growth in technologies related to automation

Front-office customer management (CM), or customer experience management, business process outsourcing (BPO) services are rapidly evolving. This is due to increasing functional and process complexity; prolific use of digital channels (such as mobile applications, social and chat); and self-service channels. In addition, service innovation is being delivered through key technologies related to automation, such as robotic process automation (RPA), virtual customer assistants (VCAs), artificial intelligence (AI), advanced analytics and a growing number of interaction channels. This evolution is taking place while traditional voice-based agent services are going through their own redesign or quasi-evolution, with a keen focus on customer experience (CX). CM BPO services through technologies that help enable digital services — such as mobile applications, chat and social CRM — continue to expand. New opportunities in visual- and video-based services, enabled through various technologies such as virtual assistants, natural-language processing (NLP), speech analytics and facial recognition, will gain traction over the next two to three years. The catalysts for the adoption of visual- and video-based services will be technological advancements and social acceptance driven by millennials and Gen Y.

Hybrid models between human agents and Artificial Intelligence (AI).

Call centers have become a hybrid of customer contact channels, and the future of call centers will see an increased hybrid setting - a mix of human agents and Artificial Intelligence (AI). As Artificial Intelligence (AI) becomes increasingly sophisticated, this results in more efficient and more accurate customer experiences, bringing many advantages to call centers in terms of productivity and cost. This means that the future of call centers requires a mix of AI and human interaction. The hybrid model will see automation and

self-service rise to improve efficiency, with technology like AI chatbots dealing with FAQs and simple customer questions. Meanwhile, human agents will answer more complicated queries and problem-solving, still providing the personalized and human centered customer service when needed. In that sense, automation and AI-based tools are currently transforming the CX outsourcing services landscape and their relevance in the market is only expected to increase in the coming years.

The consolidation of hybrid in-person and remote work is expected.

Remote work grew exponentially during the COVID-19 pandemic. The incidence of COVID-19 led many companies to adopt teleworking as a contingency strategy, and this model is currently maintained at many organizations. The benefits have gone beyond business continuity, allowing employees to optimize their time and improve the balance between their personal and work lives. It has also enabled companies to expand their networks and work with the most talented people, regardless of where they are located; improve infrastructure costs through workspace savings; and reduce worker absenteeism and improve productivity, among other related benefits. This has driven the need for all digital processes, as recruitment, selection and training remotely allow recruiting and managing resources from almost any location with reliable internet access. The future is likely to a hybrid work model, with some operations carried out in contact centers and others conducted remotely, allowing CRM BPO providers to take advantage of the best of both operating models.

Highly skilled and trained agents

All these changes to the future of call centers will also naturally result in a change in the role of agents too. As AI takes over the customer service for the simpler queries, agents will focus on dealing with complex issues. As a result, they will need to have more advanced problem-solving skills and greater knowledge of the product/service, which means they will require more advanced and detailed training. With data becoming an increasing part of customer service, agents will also need to have good analytical skills to make the most of all the data they can access in the CRM.

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which, from time to time, exhibits pressure on pricing for CRM BPO services. We believe we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, and variable pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. In addition, our service contracts with most of our key clients include inflation-based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices ("CPIs") of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefit expenses which we can pass onto our clients. We believe that our flexible pricing models enable us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider due the fact that said companies often expand the range and scope of the CRM BPO services used. For example, for the year ended December 31, 2021, 43.3% of our revenue from client groups other than the Telefónica S.A. came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2019, 2020 and 2021, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 94.5%, 98.6% and 98.7%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider's employees; (ii) the level of process integration with the provider, which can be time consuming and costly; and (iii) the potential disruption caused to the client's customers by introducing a new end service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client's work.

E. Critical Accounting Estimates

The preparation of consolidated financial statements under IFRS, as issued by the IASB, requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

Certain accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management's evaluation considers the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made based on the best available information about the events analyzed for each reporting date, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", recognizing the effects of the changes in estimates in the related consolidated income statements.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follows:

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle described in Note 3h. Goodwill is subject to impairment testing as part of the cash generating unit to which it has been allocated. The recoverable amounts of cash generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Company's strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital ("WACC") and the key business variables. As of December 31, 2020 and 2021, the impairment assessment performed by the Atento Group's management indicated that the fair value exceeds its carrying amount based on the calculation through the expected future cash flow from the cash-generating units except for Argentina that an impairment were recorded during 2021. See note 8- Impairment of Assets.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Company's ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends. Due this fact the estimates of future earnings are subject to uncertainty.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company because of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Company has recognized deferred tax assets corresponding to losses carried forward when, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Company will assume certain responsibilities. The amount of the provision is determined

based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, considering all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provision, actual outflows of resources may differ from the amounts recognized originally based on these estimates.

Fair value of derivatives

The Company uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in currency exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated based on observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flows associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of the names and ages of Atento's executive officers and directors and a brief account of the business experience for each:

Name	Age	Position
Carlos López-Abadía	59	Chief Executive Officer and Director
José Azevedo	48	Chief Financial Officer
Virginia Beltramini Trapero	49	Chief Legal Officer
Josh Ashby (1)	36	Chief Delivery Officer
Catherine Jooste	47	Commercial Director and North America Regional Director
Dimitrius de Oliveira	49	South America Regional Director
Kiomara Hidalgo(2)	55	Chief People Officer
José María Pérez Melber	50	EMEA Regional Director

(1) Joined as of September 1st, 2021.

(2) Joined as of June 7th, 2021.

Name	Age	Position
Carlos López-Abadía	59	Director
Antonio Viana-Baptista	64	Director
John Madden	48	Director
Roberto Rittes	47	Director
Antenor Camargo	36	Director
David Garner	64	Director
Robert W. Payne	63	Director

Our Executive Officers

Carlos López-Abadía, Chief Executive Officer and Director. Mr. López-Abadía a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thrity years. Prior to his appointment as Atento's Chief Executive Officer, he served as DXC Technology's Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T. He holds an MS in electrical engineering from Purdue University and an MBA from Washington University, where he was a Charles F. Knight Scholar. He has recently been named to the Hispanic IT Executive Council's HITEC Top 100, Class of 2017-2018, for his career achievements in information technology.

José Azevedo, Chief Financial Officer. José Azevedo joined Atento with 15 years of experience managing global financial operations from C-suite and Board positions. He has steered major financial turnarounds and corporate mergers at high-profile organizations while implementing financial and business development strategies that drove value for all stakeholders of these companies. Before joining Atento, Mr. Azevedo served as Chief Financial Officer and Investor Relations Officer at Unidas, Brazil's largest fleet management provider and the country's second-largest car rental company. From 2016 to 2017, he served as Country Manager Brazil for Softline Group, a leading global IT solutions and services provider focused on emerging markets. Prior to that role, Mr. Azevedo was Chief Executive Officer at Globalweb Data Services in 2015 and Chief Financial Officer at this company from 2014 to 2015. He also served as Chief Financial Officer of Estre Ambiental from 2013 to 2014 and held several leadership positions at Latam Airlines from 2008 to 2013.Mr. Azevedo holds an MBA from Hamburg University, a BBA from the Automous University of Lisbon, and has CBA training in finance and management from Harvard University.

Virginia Beltramini Trapero, Chief Legal Officer. Virginia has more than thirteen years of experience in management positions in the legal field at, large companies from various sectors. Prior to joining Atento, she held the position of Director of Legal Advice, at Oesia, a multinational consultancy specialized in technology, with a presence in Spain and Latin America, where she was responsible for the legal and corporate governance of the group. Previously, she held management positions at Grupo Lar and Metrovacesa, and worked as a lawyer for 5 years at the firm EY, at its offices in Madrid and New York. She joined Atento in July 2011 and from that date until March 2017 she held the position of Corporate Legal Director. As of March 2017, she was named General Counsel and Secretary of the Board. Virginia has a degree in Law and Legal Practice and a holds a master's degree in Law (LL.M) from IE Business School and an Advanced Programme in Leadership at ESADE Business School.

Josh Ashby, Chief Operations Officer. Josh has a strong global background in Operations, leading teams in Asia, Europe, Africa and Latin America, and developing operational processes and strategic relationships with large international clients. Prior to joining Atento, he worked as Global Vice President of Operations at Teleperformance, where he spent much of his career in various senior positions, working to transform client operations and build high-performance teams that support strategic initiatives and exceed company goals. Josh holds a Bachelor´s of science degree in Business Administration from the University of Utah and has several certifications in Lean Six Sigma and DMAIC Methodologies.

Catherine Jooste, Chief Commercial Officer and North America Regional Director. Catherine has a successful career spanning over 20 years in the technology and consultancy industries. Prior to joining Atento, she worked as the Microsoft Offering General Manager at DXC Technology. Prior to that post, she worked at Computer Sciences Corporation (CSC), Cognizant Technology Solutions, Systems West Computer Resources, Avanade and Accenture, successfully building and growing her teams within the different global commitments with the clients. Cathrine holds a Bachelor of Science in Business Administration and Information System Management from the University of Florida.

Dimitrius de Oliveira, South America Regional Director. Dimitrius has more than 20 years' experience in the technology and business services sectors leading sales, after-sales and operations functions for multinational companies such as Atento, Avaya, Ericsson, Nokia, Siemens, Genesys and Contax. Most recently he served as Vice President of Operations for Mutant, former Genesys Prime, a leading provider of digital customer experience solutions in Brazil. Prior to joining Mutant, de Oliveira served as Atento Global Commercial Director and Brazil Multisector Director from 2015 to 2017. Dimitrius de Oliveira has a degree in engineering, with a specialization in building and leading customer centric organizations, from Harvard Business School, as well as an MBA in Marketing

from ESPM School of Advertising and Marketing, with a specialization in Leadership from the São Paulo Business School and an electrical engineering degree from Universidade de Mogi das Cruzes in Brazil.

Kiomara Hidalgo, Chief People Officer. Kiomara has a global career of over 20 years in Human Resources, developing talent, managing change and strategic planning. Over the years, she has worked professionally in different positions in companies on the "Fortune 500" list in international services, health, education, technology and trade sectors. From 2017 to the present, she has held the position of Senior Vice President for Human Resources, Security and Compliance at Grupo Eulen, a general services provider for Spain, Portugal, Chile, Peru, Colombia, and the USA, among others, for the US and Jamaica locations. Prior to that, she spent nearly two years as Global Human Resources, Compliance and Governance Director at Alórica, BPO services company with over 100,000 employees and a presence in 17 countries. At United Data Technologies, a technology solutions integrator that provides services to entities in the public sector and for private businesses in the southeastern and southern regions of the USA, she held the position of Human Resources Vice President (2014 – July 2015) and previously at Bupa Global Market, an international health group, she held the position of Director of Human Resources for Latin America, the Caribbean and the USA and later that of Director of Compliance and Global Employee Relations. She holds a bachelor's degree in Human Resources, a master's degree in Human Resource Sciences from the Florida International University and a variety of international certificates. Certified Senior Professional Human Resources, Society for Human Resources Management, Greater Miami Society for Human Resources Management.

José María Pérez Melber, EMEA Regional Director. José María is a renowned professional with over twelve years' general management experience in the services industry and the CRM/BPO sector. He joined Atento in 2014 as Director of EMEA to lead all company activities in the region. Prior to joining Atento, Jose María Pérez worked as General Director of Operations and was a member of the Management Committee of Orange Spain, leading customer service, customer loyalty and retention, as well as billing and credit management at the company. José María was previously General Manager for Southern Europe, Latin America and North Africa for Transcom, a BPO/CRM sector company at which he worked for most of his career. Prior to Transcom, José María led marketing and customer relationships departments in the insurance sector for Mapfre and Hannover International. José María holds a degree in Business Administration from the Pontifical University of Salamanca.

Our Directors

We believe that our board of directors is, and we intend that it will continue to be, composed of individuals with significant experience in many substantive areas that impact our business. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below (information with respect to Mr. López-Abadía, our Chief Executive Officer and a member of our board of directors, is set forth above).

Antonio Viana-Baptista, Director. Mr. Viana-Baptista has had a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Prior to joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Chairman and CEO of Telefonica Moviles among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master's in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

Roberto Rittes, Director.Mr. Rittes is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as COO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group managed by BTG and Angra, and as key officer for Brazilian telecom companies Brasil Telecom and Oi. Mr. Rittes has an MBA from Harvard Business School and a bachelor's degree s in Business Administration (BBA) with a focus in Public Administration from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Robert W. Payne, Director. Bill Payne has over 30 years of executive and management experience in both small, entrepreneurial, and large corporate environments and cultures, having also served in several non-executive, mentoring, advisory and consulting roles. In addition to his current roles at several global start-up companies, such as Room Rocket, Usable Media and Excello, he is a board mentor at Critical Eye, a venture capitalist with UK-based Octopus Investments. He is an experienced Non-Executive

Director and Chair as well as a visiting Professor at several business schools, including Lancaster University, Henley Management School, Lyon Business School and the University of Surrey, where he was President of the Surrey Business School MBA program. Earlier in his career, Mr. Payne was a senior executive at IBM, where he held leadership roles in consulting, strategy and process outsourcing in Europe and other geographies, including as General manager of the Global Customer Experience (CRM) Outsourcing Group. Mr. Payne also leads his own strategic consultancy Acadameus, which advises start-ups, mid-caps and high-growth companies.

John Madden, Director. Mr. Madden is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK. He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

David Garner, Director. From 2013 through March 2016, Mr. Garner served as executive Chairman and a member of the board of directors of BellSystem24. From 2010 through 2013, he served as Chairman and Chief Executive Officer of Sitel Worldwide. From 1998 through 2003, Mr. Garner was President and Chief Executive Officer of SHPS, Inc. Mr. Garner currently serves as a member of the board of directors of National Directory Assistance, LLC. He holds a B.A. in Technical Communications from Louisiana Tech University.

Antenor Camargo, Director. Mr. Camargo is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor's in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

B. Compensation

Long-Term Incentive Plan

Effective as of October 2014, Atento adopted the 2014 Omnibus Incentive Plan (the "2014 Incentive Plan" or "the Plan"). The plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of Atento and its subsidiaries, are eligible for grants under the Plan.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 1,065,220 RSUs) in a one-time award with a three-year vesting period.

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 2,560,666 RSUs) in a one-time award with a three-year vesting period.

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant (a total of 153,846 and 16,722 RSUs, respectively) for a total in a one-time award with a one-year vesting period.

On July 28, 2020, a Reverse Share Split occurred after being ratified by to the Company's Extraordinary General Meeting of Shareholders. The Company's shareholders have approved a conversion of the Company's entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.

On August 3, 2020, Atento granted a new share-based payment arrangement composed by Stock Options and a Long-Term Performance Award to directors, officers and other employees, for the Company and its subsidiaries a total of 1,524,065 SOPs with a 1/3 per year vesting conditions and a Performance Award of USD 4,305,100 linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) and the possibility to opt to receive part of this incentive in shares – at least 50% in a one-time award respectively.

On August 3, 2020, Atento granted a new share-based payment arrangement composed by Stock Options to directors as an Extraordinary Grant (a total of 195,000 SOPs) for a total in a one-time award with a three-year vesting period.

On January 29, 2021, Atento granted a new share-based payment arrangement composed of a total of 121,802 Performance RSUs linked to the degree of achievement of EBITDA Margin in 2021 & 2022

On February 24, 2021, Atento granted a new share-based payment arrangement to Board directors composed by 51,803 RSUs, in a one-time award with a one-year vesting period.

On February 24, 2021, Atento granted a new share-based payment arrangement composed by Stock Options and a Long-Term Performance Award to directors, officers and other employees, for the Company and its subsidiaries a total of 639,317 SOPs with a 1/3 per year vesting conditions and a Performance Award of USD 5,547,341 linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) and the possibility to opt to receive part of this incentive in shares – at least 50% in a one-time award respectively.

On November 3, 2021, Atento granted a new share-based payment arrangement composed by Stock Options to directors, for a total of 40,000 SOPs in a one-time award with a three-year vesting period

Compensation of Atento's Board Directors, Chief Executive and Other Executive Officers

Atento has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company's compensation strategy.

This committee is also responsible for reviewing and approving: the compensation package for Atento's Board Directors, Chief Executive and Other Executive Officers; any employment agreements and other similar arrangements between Atento and the executive officers; and the administration of stock option plans and other incentive compensation plans.

Atento's Compensation Committee consists of John Madden and Roberto Rittes. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

The approximate aggregated annual total cash received by all executive Board Director and Executive Officers for the year ended December 31, 2021, was $4.9 million.

C. Board Practices

Board of Directors Composition

Our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Our board of directors consists of seven members, and it is composed by David Garner, as class I director; Antenor Camargo, Carlos López-Abadía and Roberto W. Payne as class II directors and Antonio Viana, John Madden and Roberto Rittes as class III directors.

Unless revoked in accordance with the Articles of Association, the term of office of the class I directors shall expire at the first annual meeting of shareholders occurring after the date of publication of the general meeting of shareholders taken on September 29, 2014 (the "Filing Date"); the term of office of the class II directors shall expire at the second annual meeting of shareholders occurring after the Filing Date; and the term of office of the class III directors shall expire at the third annual meeting of shareholders occurring after the Filing Date. At each annual meeting after the first annual meeting of shareholders occurring after the Filing Date, each director appointed to the class of directors expiring at such annual meeting shall be appointed to hold office until the third succeeding annual meeting and until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement.

Foreign Private Issuer

We are exempt from certain corporate governance requirements, including the requirements:

- that a majority of our board of directors consists of "independent directors," as defined under the rules of the New York Stock Exchange;

- that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee requiring it to be comprised exclusively of independent directors, and we comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our Audit Committee within the applicable time frames. These rules require that our Audit Committee be composed of at least three members.

As a foreign private issuer, under the corporate governance standards of the New York Stock Exchange, foreign private issuers are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we follow certain corporate governance practices of our home country, Luxembourg in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not have a board of directors composed of a majority of independent directors or a Compensation Committee or Nominating and Corporate Governance Committee composed entirely of independent directors.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board Committees

Our board of directors established an Audit Committee and a Compensation Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) overseeing our legal compliance process; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (9) reviewing and approving related party transactions.

Our Audit Committee consists of Antonio Viana, Robert William Payne and David Garner. Our board of directors has determined that Antonio Viana qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com.

Compensation Committee. The Compensation Committee is responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) the administration of stock plans and other incentive compensation plans.

Our Compensation Committee consists of John Madden and Roberto Rittes. Our board of directors adopts a charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors and the board of directors or Compensation Committee of any other company.

Code of Ethics

We have adopted a Code of Ethic (the "Code") applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. We will provide any person, without charge, upon request, a copy of our Code. Such requests should be made in writing to the attention of our Legal Global Director at the following address: C/ Santiago de Compostela, 94, 9th Floor, 28035, Madrid, Spain.

D. Employees

The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2019, 2020 and 2021.

	Yearly Average		
	2019	2020	2021
Brazil	79,430	71,234	74,497
Americas	57,357	56,021	53,194
EMEA	12,267	12,457	12,726
Corporate	75	93	136
Total	**149,129**	**139,805**	**140,553**

For the year ended December 31, 2021, an average of 88.8% of our staff had permanent employment contracts as compared to an average of 88,5 % as of December 31, 2020 and 87.2% as of December 31, 2019.

We believe that our employees are key enablers to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing our culture named "One Atento" and it defines our way of doing business: as a global company, with the strength of a united team, to leverage our leading position in the market.

Our culture is sustained by five values: (i) Integrity, (ii) Accountability, (iii) Agility, (iv) Customer Orientation and (v) One Team. These values guide our actions in order to make our Change Agenda a reality and help us deliver our mission. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision.

As a result of that, we received various certifications in 2021 such as Great Place to Work and Top Employers in Brazil and Best Place to Work in Spain by Forbes

Incentive Model

Atento has established an incentive model aligned with the Company's strategy using as the key drivers (i) the creation of shareholder value, (ii) increased growth in our business (particularly with new clients), (iii) business profitability.

To pursue the delivery of our strategic goals, we periodically evaluate the contribution and development of our employees. The evaluation of our employees is performed in our annual management review, which impacts many performances management processes, including compensation reviews, training and development initiatives and mobility moves. The management review process is based on reviewing an employee's performance, competencies and potential assessment (i.e., director, managers and leaders).

Our compensation model is principally driven by our vision and mission, organizational culture, external and internal environment, business strategy and our organizational model. These considerations are translated into a "Total Compensation Model," under which we consider compensation, benefits, work/life balance, performance and recognition, development and career opportunities to attract, retain, engage and motivate our current and future employees. The main pillars of the model, particularly in relation to structure personnel, are job grading methodology, base salary, bonus scheme, long-term incentives, international mobility and other benefits.

Talent Attraction and Development

A specialized team ensures value generation through the incorporation of the required talent to realize the strategy of our company. Our methodology consists in a global selection process with common phases for each profile and a consistent methodology, as well as integrated selection tools and systems with well- defined criteria in identifying desired employee profiles. This integrated approach allows us to create a consistent selection process across geographies, promoting adherence of new employees to our core values, with the goal of improving business performance.

We develop a high-performance workforce that drives organizational goals, promoting and facilitating individual and organizational effectiveness through the design and implementation of programs that reinforce Atento's commitment to employee development and company enrichment. We also work to enhance Atento's employee experience to ensure on the best and most engaged team, which helps guarantee business results and an excellent customer experience.

Employee Satisfaction

Employee's satisfaction and engagement level is important to us. Thus, we have deployed the Internal Engagement Survey. This survey measures perceptions of employees about the work environment. In 2021, 76,868 people responded, (72% of the employees who were invited to respond.

The Employee Net Promote Score (eNPS) is a method of measuring your employees ´willingness to recommend their workplace to their family or friends. An eNPS score can range from -100 to 100. Generally, a score of 50 is excellent. Atento´s 2021 eNPS was 62%.

Labor/Collective Negotiation

We closely monitor the management of labor relations, as it is an important element for the success of our business and results of operations.

As of December 31, 2021, we had collective bargaining agreements in place in six countries, including Argentina, Brazil, Chile, Uruguay, Mexico and Spain, which govern our relationships with most employees in those countries. As of December 31, 2021, 74.6% of our employees were under collective bargaining agreements. See "Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected, and our reputation could be harmed". Our collective bargaining agreements are generally renegotiated every one-to-three year with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, overtime, benefits, bonuses, and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In 2021, we agreed to increase salaries 5.26% for employees in the base category and 3.6% for all other employees in São Paulo and Rio de Janeiro.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is re-negotiated every year. In 2021, a 3% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 3,5% increase in 2020 and a 4.7% increase in 2019.

In Spain, there is a collective bargaining agreement for all contact center companies in the country, which is negotiated through the "Asociación de Contact Center Española," a committee comprised of representatives from five of the six largest contact center companies in Spain, of which we are one. The current collective bargaining agreement is automatically renewed unless a union opposes it or request a change in any of the current terms.

Termination benefits

The Company has a post-employment health care plan for former employees retired from the Company who contributed for at least 10 years; they are guaranteed the right to remain on the Company's policy for life. These termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets", and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid over more than twelve months from the reporting date are discounted to their present value.

E. Share Ownership

Item 7.A. Major Shareholders

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of December 31, 2021. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/ Santiago de Compostela, 94, 9th floor, 28035, Madrid, Spain.

As of December 31, 2021, Atento had 15,000,000 ordinary shares. The table below presents certain information of December 31, 2021, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers, and (iii) any person that were Executive Officer during 2021:

	Shares Beneficially Owned	
Name	**Number of Shares**	**Percentage**
Principal Shareholder (1):		
HPS Investment Partners, LLC	3,804,729	25.36%
GIC Asset Management Pte., LTD	3,278,035	21.85%
Farallon Capital Management, LLC	2,230,357	14.87%
Kyma Capital Limited	750,210	5.0%
Executive Officers and Directors (2):		
Virginia Beltramini Trapero	4,388	0.03%
Dimitrius de Oliveira	15,478	0.10%
Antonio Viana Baptista	10,293	0.07%
David Garner	88,182	0.59%
Jose Antonio de Sousa Azevedo	28,700	0.19%
Cathrine Jooste Chin	2,019	0.01%

(1) Addresses on main shareholders are reported by the principal shareholders through 13G/A and SC13D.

(2) Addresses on Executive Officers and Directors are: 1, rue Hildegard Von Bingen, 1282, Luxembourg, C/ Santiago de Compostela 94, 28035, Madrid and Rua Paul Valery, 255, 8º andar, CEP 04719-050 | São Paulo/SP | Brasil

According to our internal share record, which contains information regarding the ownership of our shares the equity securities held by holders in the host country refers to 1,377,300 shares and five of a total of 32 institutions holders refers to holders in the host country for December 31, 2021.

B. Related Party Transactions

In the normal course of business, Atento enters various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of Atento include relationships amongst different group entities, key management personnel and the defined benefit and contribution plans. Further information on each of these topics is included below.

2014 Incentive Plan and compensation paid to directors

As explained in Section 6B above, the 2014 Incentive Plan provided for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

Refer to Section 6B above for more details on the compensation paid to directors

Limitations of Liability and Indemnification Matters

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Luxembourg law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures with Respect to Related Party Transactions

We have adopted policies and procedures whereby our Audit Committee and Compliance Committee is responsible for reviewing and approving related party transactions. In addition, our Code of Ethics requires that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer is required to report any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See "Item 18. Financial Statements", which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB.

Legal Proceedings

Atento is involved in legal proceedings, litigation and claims incidental to the conduct of our business, the outcome of which is inherently uncertain. Labor-related litigation account for the vast majority of our active judicial caseload (with respect to the total number of outstanding proceedings), due to the operational cycle of our business, given that agreements with our clients have a direct impact on our workforce. This implies both individual and collective employment disputes within normal course of business, including claims for dismissals or claims concerning other employment conditions (i.e., daily and general work routines, overtime rules). In addition, we are regularly party to ongoing disputes with local social security authorities in the jurisdictions in which we operate.

See specific details regarding legal proceedings in Brazil, Spain and Mexico in 2021.

Brazil

Tax Litigation

Tax and Social Security infraction proceedings

As of December 31, 2021, Atento Brasil is party to 74 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (42 on December 31, 2020) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of these claims is $32.7 million ($38.2 million on December 31, 2020).

Goodwill tax proceedings

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. Tax authorities has challenged the disallowance of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated by the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax for the period of 2012 related to payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,542 thousand Brazilian Reais (approximately 62,028 thousand U.S. dollars considering the current currency exchange rate) and was assessed by the Company's outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020 CARF issued a partially favourable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020 the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,542 thousand Brazilian Reais to 230,771 thousand Brazilian Reais (approximately 40,844 thousand U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,604 thousand Brazilian Reais (approximately 17,979 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

Labor Litigation

As of December 31, 2021, Atento Brasil was involved in 8.411 labor-related disputes (9,208 labor as of December 31, 2020), being 8.271 of labor massive and 56 of outliers and 84 others, filed by Atento's employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was $ 29.1 million ($33.6 million on December 31, 2020), of which $ 16.1 million Labor Massive-related, $2,717 thousand U.S dollars Labor Outliers-related and $12.5 million Special Labor cases related.

Civil Litigation

As of December 31, 2021, Atento Brasil S.A. is party to 9 civil lawsuits ongoing for various reasons (10 on December 31, 2020) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of the claims is $ 3.259 thousand U.S dollars ($ 3,464 million on December 31, 2020).

Mexico

At December 31, 2021, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of 1,221 labor related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company's external lawyers, materialization of the risk event is possible for a total amount of $14,487 million.

Dividend Distributions

The indenture governing our Senior Secured Notes due 2026 and the Super Senior Revolving Credit Facility Agreement with IDB Invest restrict our ability to declare and pay dividends on our ordinary shares. This restriction is subject to a number of important exceptions and qualifications. For example, we would be able to declare and pay dividends if (i) we have sufficient capacity under the build-up basket in the indenture and the Super Senior Revolving Credit Facility Agreement to make a restricted payment (which includes the declaration and payment of dividends), no default is continuing or would result from the declaration and payment of such dividends, and $1.0 of ratio debt could be incurred under the debt covenant in the indenture and the Super Senior Revolving Credit Facility Agreement on a pro forma basis after declaring and paying the dividends, (ii) the aggregate amount of restricted payments (inclusive of the dividends declared and paid) outstanding at the time the dividends were declared or paid do not exceed the greater of $30.0 million and 17.5% of last twelve months EBITDA or (iii) the dividends declared and paid do not exceed 6.0% of market capitalization in any fiscal year. Our ability to declare and pay dividends on our ordinary shares may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold.

If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is conditioned by the ability of our subsidiaries to pay dividends or make distributions to us.

Pursuant to our articles of incorporation, our board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. The amount to be distributed by the board of directors may not exceed the total profits made since the end of the last financial year for which the accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of Luxembourg law or of our articles of incorporation. Notwithstanding the foregoing, dividends may also be declared by a simple majority vote of our shareholders at an annual general shareholders meeting, typically but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock grant par passu rights with respect to the payment of dividends. Any future determination to pay dividends will be subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

B. Significant Changes

Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2021.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The Company's ordinary shares trade on the NYSE under the symbol "ATTO".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of December 31, 2021, our issued share capital amounts to €33,978.85, represented by 15,000,000 shares, after the reverse split adopted by the EGM on July 28th, 2020. The extraordinary general meeting of shareholders resolved to approve to convert the seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value, representing the then current entire share capital of the Company, into fifteen million (15,000,000) ordinary shares without nominal value using a ratio of conversion of 5.027090466672970 (the "Conversion") and subsequently to amend article 5.1 of the articles of association of the Company to read as follows:

"5.1 The Company's share capital is set at thirty-three thousand nine hundred and seventy-eight euro eighty-five cents (EUR 33,978.85), represented by fifteen million (15,000,000) shares without nominal value."

The extraordinary general meeting of shareholders subsequently resolved to approve to authorize the board of directors of the Company to amend accordingly the shares register of the Company whereby in case the new amount of shares to be held by a shareholder as a result of the Conversion would lead to such shareholder holding a fractional number of shares, since as per the article 7.2 of the articles of association of the Company, the Company could not issue fractional shares, such new amount of new shares to be held by such shareholder would be rounded up to the nearest whole number of shares and the number of shares held by the Company in treasury would be adjusted accordingly.

All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company's creditors.

Our articles of association authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period ending five years after the date on which the minutes of the shareholders' meeting approving such authorization are published in the then in force Luxembourg official gazette Mémorial C, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board is

authorized to issue ordinary shares up to the authorized share capital until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association and is set at €999,997,023.15, as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the extraordinary general shareholders' meeting subject to the necessary quorum and majority requirements (see "—General Meeting of Shareholders" and "—Amendment to the Articles of Association").

Under Luxembourg law, existing shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value but in any event not below the accounting par value per ordinary share as well as by way of incorporation of available reserves (including premium), except in limited cases provided for by Luxembourg law.

B. Memorandum and Articles of Association

The following is a summary of some of the terms of our ordinary shares, based on our articles of association and the Luxembourg Corporate Law. In this section we refer to our articles of association as amended and in effect as our "articles of association".

The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to the registration statement of which this Annual Report is a part.

General

Atento is a Luxembourg public limited liability company (société anonyme). The Company's legal name is "Atento S.A." and was incorporated on March 5, 2014 as a Luxembourg public limited liability company (société anonyme).

Atento is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Atento has its registered office at 1, rue Hildegard Von Bingen, 1282 Luxembourg, Grand Duchy of Luxembourg.

The corporate purpose of Atento, as stated in Article 2 of our articles of association (Purpose), may be summarized as follow:

The object of Atento, is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

Atento may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as Atento.

Atento may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any type in accordance with Luxembourg law.

Finally, Atento may carry out any commercial, industrial, financial, real estate or intellectual property or other activities which it considers useful for the accomplishment of these purposes.

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or that have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered shares is prima facie established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder's register. Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be affected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholder register any transfer affected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Our articles of association provide that we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register and the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. Entries in these registers are reflected in the shareholders' register maintained at our registered office.

In addition, our articles of association also provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner have the same rights and obligations as ordinary shares recorded in our shareholders' register. Furthermore, ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book entry form.

Issuance of Shares

Pursuant to the Luxembourg Corporate Law, the issuance of ordinary shares requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of articles (see "—General Meeting of Shareholders" and "—Amendment to the Articles of Association"). The general meeting may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years as from the date of publication in the then in force Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

Our articles of association provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there is no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-Emptive Rights

Unless limited, waived or cancelled by our board of directors (see "—Share Capital"), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders' meeting which adopted the authorized capital of the Company in the Recueil électronique des sociétés et associations in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association may by majority vote also limit, waive or cancel such pre-emptive rights or to renew, amend or extend them, each time for a period not to exceed five years.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

- prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

- the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

- only fully paid up shares may be repurchased.

On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30 million to be concluded in up to 12 months. The buyback program was communicated to the market in the Second Quarter Earnings Release, dated July 30, 2018. During 2018, the Company repurchased 1,106,158 shares at the total cost of $8.2 million. These shares are being held in treasury. During 2019, the Company repurchased 4,425,499 shares at the total cost of $11.1 million. On February 26, 2020, our Board of Directors approved a share buyback program in the total amount of $30.0 million to be concluded in up to 12 months. During 2020, the Company repurchased 169,739 shares at the total cost of $1.3 million and during 2021, the Company repurchased 43,078 shares at the total cost of $0.8 million

In addition, pursuant to Luxembourg law, Atento, may directly or indirectly repurchase ordinary shares by decision of our board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to employees.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced, subject to the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of the articles of association (See "—Voting Rights—Extraordinary General Meeting").

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders of Atento represents the entire body of shareholders of the Company.

Each of our ordinary shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of our articles of association. Each ordinary share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt all other regulations and rules concerning the attendance to the general meeting, availability of access cards and proxy forms in order to enable shareholders to exercise their right to vote as it deems fit.

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and, in the case of the second notice, at least eight days before the meeting) in the current Luxembourg official gazette, (Recueil électronique des sociétés et associations, the central electronic platform of the Grand Duchy of Luxembourg), and in a Luxembourg newspaper. One or several shareholders holding together at least ten percent (10%) of the share capital or the voting rights may submit questions in writing to the board of directors relating to transactions in connection with the management of the Company as well as companies controlled by the Company; with respect to the latter, such questions shall be assessed in consideration of the relevant entities' corporate interest. In the absence of a response within one (1) month, the relevant shareholders may request the president of the chamber of the district court of Luxembourg dealing with commercial matters and sitting as in summary proceedings to appoint one or several experts in charge of drawing up a report on such related transactions. Our articles of association provide that if our shares are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

A shareholder may participate in general meetings of shareholders by appointing another person as his proxy, the appointment of which shall be in writing. Our articles of association also provide that, in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the record date. Such certificates as well as any proxy forms should be submitted to us no later than three (3) business days before the date of the general meeting unless our board of directors fixes a different period.

The annual ordinary general meeting of shareholders shall be held in Luxembourg at the registered office of the Company or at such other place in Luxembourg as may be specified in the convening notice of such meeting or by any telecommunications means as authorized by Luxemburg legislation pursuant the Covid-19 declaration of State of Emergency. If such day is a legal or banking holiday, the annual general meeting shall be held on the next following business day. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one-month of the request. If the requested general meeting of shareholders is not held within one-month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of the Company at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders. Luxembourg law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders relate to proposed amendments to the articles of association and certain other limited matters.

Ordinary General Meeting

At an ordinary general meeting there is no quorum requirement and resolutions are adopted by a simple majority of votes validly cast on such resolution is sufficient. Abstentions are not considered votes.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and liquidation of Atento, and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by at least two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered votes.

Appointment and Removal of Directors

Members of our board of directors may be elected by simple majority of the votes cast at a general meeting of shareholders. Our articles of association provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year, and each director elected for a period of three years. Any director may be removed with or without cause by resolution at a general meeting of shareholders adopted by a simple majority of votes validly cast at the meeting.

Our articles of association provide that in case of a vacancy the board of directors may fill such vacancy.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of

amending the articles of association must have a quorum of at least 50% of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders' meeting, the amendment is subject to the approval of at least two thirds (2/3) of the votes cast at such extraordinary general meeting of shareholders.

Formalities

Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Demerger

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Similarly, a demerger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Dissolution and Liquidation

In the event of our dissolution and liquidation of the Company the assets remaining after allowing for the payment of all liabilities of the Company will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve and liquidate require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Dividend Distributions

Subject to Luxembourg law, if and when a dividend distribution is declared by the general meeting of shareholders or the board of directors in the case of interim dividend distributions, each ordinary share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, the general meeting of shareholders may approve a dividend distribution and the board of directors may declare an interim dividend distribution, to the extent permitted by Luxembourg law.

Declared and unpaid dividend distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid dividend distributions will lapse in our favor five years after the date such dividend distribution were declared.

Annual Accounts

Under Luxembourg law, the board of directors must prepare each year annual accounts, i.e., an inventory of the assets and liabilities of Atento together with a balance sheet and a profit and loss account each year. Our board of directors must also annually prepare consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor's reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will need to be filed with the Luxembourg Registry of Trade and Companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid up, the management reports and the auditor's report.

The annual accounts, the consolidated accounts, the auditor's report and the management report are sent to registered shareholders at the same time as the convening notice for the annual general meeting. In addition, any registered shareholder is entitled to receive a copy of such documents free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses at the shareholders' general meeting to questions concerning items on the agenda of that general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Atento is vested in a board of directors. Our articles of association will provide that the board must comprise at least three members. The board meets as often as Company interests require.

A majority of the members of the board present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board may also take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders' meeting elects' directors and decides their respective terms. Under Luxembourg law, directors may be reelected but the term of their office may not exceed 6 years. Our articles of association will provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders' meeting may dismiss one or more directors at any time, with or without cause by a simple majority of votes cast at a general meeting of shareholders. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders' meeting shall be requested definitively to elect any temporary director.

Within the limits provided for by law, our board may delegate to one or more persons the daily management of the Company and the authority to represent the Company.

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure in any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be voided merely on account of his position as director, nor shall any director who is so interested be liable to account to us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board may not participate in the deliberations and vote thereon, unless the transaction is not in the ordinary course of the Company's business and that conflicts with the Company's interest, in which case the director shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification is provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. with an address of 6201 15th Avenue, Brooklyn, New York 11219.

C. Material Contracts

We are party to a Master Service Agreement with Telefónica. On November 7, 2016, Atento Luxco 1, S.A. ("Luxco"), a subsidiary of Atento S.A., entered into Amendment Agreement No.2 (the "Amendment") to the Master Services Agreement by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A. ("Telefónica"), dated December 11, 2012 (as amended, the "MSA"). The Amendment strengthens and extends the Company's strategic relationship with Telefónica, its largest client.

The Amendment provides for the following: a guaranty the Company will maintain at least our current share of Telefónica's spending in all key contracts, revised invoicing and collection processes in all key markets, a two-year extension of the MSA for Brazil and Spain until December 31, 2023 as well as a reset of volume targets for these countries; and certain other amendments.

On November 2019, the parties agreed on decreasing the minimum revenue thresholds for Spain. In consideration of this reduction, the entity Telefónica de España S.A. (a Subsidiary of Telefónica, "Telefónica España") and Atento Teleservicios España S.A.U. (entity fully owned by the provider "Atento España"), have entered into an agreement dated on November 1, 2019, with the purpose to, among other agreements, boost the digitalization of the services rendered to Telefónica España. Additionally, Telefónica España, will, subject to the conditions stated in such agreement, collaborate with certain amount to Atento España.

For a description of the MSA see "Item 4. Information on the Company—B. Business Overview—Our Clients—Telefónica S.A. Master Service Agreement" as well as the full text of the agreement and its amendment executed in November 2016, a copy of which is filed as Exhibit 4.5.

D. Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under ours articles of association that restrict the payment of dividends to holders of Atento shares by reason of such holders not being resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the articles of association, on the right of non-Luxembourg nationals to hold or vote Atento shares.

E. Taxation

Luxembourg Tax Considerations

The following is a summary discussion of the material Luxembourg tax considerations of the acquisition, ownership and disposition of your ordinary shares that may be applicable to you if you acquire our ordinary shares.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this Annual Report and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a "Luxembourg individual" means an individual resident in Luxembourg who is subject to personal income tax (*impôt sur le revenu*) and a solidarity surcharge (*contribution au fonds pour l'emploi*) on his or her worldwide income from Luxembourg or foreign sources, and a "Luxembourg corporate holder" means a company (that is, a fully taxable collectivity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (*impôt sur le revenu des*

collectivités), municipal business tax (*impôt commercial communal*) and a solidarity surcharge (*contribution au fonds pour l'emploi*) on its worldwide income from Luxembourg or foreign sources. Luxembourg corporate holders may also be subject to net wealth tax (*impôt sur la fortune*) as well as other duties, levies and taxes. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as "Luxembourg Holders". A "non-Luxembourg Holder" means any investor in shares of the Company other than a Luxembourg Holder.

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

Luxembourg Holders

Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 45.78% in 2018 and 2019).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follow:

- within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 45.78%);

- after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor's global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 24.94% for the fiscal year ended 2020 and 2021 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

Subject to any applicable tax treaty, an individual non-Luxembourg Holder of shares (who has no permanent establishment or permanent representative in Luxembourg to which or to whom the shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner or underage children) directly or indirectly held more than 10% of the capital of the Company, at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition). If we and a U.S. relevant holder are eligible for the benefits of the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "Luxembourg-U.S. Treaty"), such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares unless such gain is attributable to a permanent establishment or permanent representative of such U.S. relevant holder in Luxembourg. Subject to any restrictions imposed by the substantially and regularly traded clause in the limitation on benefits article of the Luxembourg-U.S. treaty, we expect to be eligible for the benefits of the Luxembourg-U.S. Treaty.

A corporate non-Luxembourg Holder, (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which or whom the shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by

the Grand Ducal Decree of December 21, 2001 subject in each case to anti-abuse rules and to the fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which or whom the shares would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of the Company, and the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. corporate holder without a permanent establishment in Luxembourg to which or whom the shares would be attributable are eligible for the benefits of the Luxembourg-U.S. Treaty, such U.S. corporate holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares.

Tax Regime Applicable to Distributions

Withholding Tax. Dividend distributions by the Company are subject to a withholding tax of 15%. Distributions by the Company sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law including, among others, share premium should not be subject to withholding tax provided no newly accumulated fiscal profits, or profit reserves carried forward are recognized by the Company on a standalone basis. We or the applicable paying agent will withhold on a distribution if required by applicable law.

Where a withholding need to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the Luxembourg-U.S. Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a beneficial owner that owns at least 10% of our voting stock.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder has held or commits itself to continue to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or which had an acquisition price of at least €1,200,000.

Luxembourg Holders

Except for Luxembourg corporate holders benefiting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders fully subject to Luxembourg corporate tax, must include the distributions paid on the shares in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit

Non-Luxembourg Holders

Non-Luxembourg holders of the shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

Net Wealth Tax

Luxembourg Holders. Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless the Luxembourg Holder is an entity subject to net wealth tax in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% and 0.05% for the tranche exceeding EUR 500 million on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (*Bewertungsgesetz*), as amended.

A minimum net wealth tax charge applies as of January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg. The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares or by sale or exchange unless registered in a notarial deed or otherwise registered in Luxembourg.

ATAD rules

The European Council has adopted two Anti-Tax Avoidance Directives: Council Directive (EU) 2016/1164 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market ("ATAD I") and Directive 2017/952/EU of 29 May 2017 amending ATAD I as regards hybrid mismatches with third countries ("ATAD II") that address many of the issues mentioned above. The measures included in ATAD I were implemented into Luxembourg law on December 21, 2018 and almost all of them have been applicable since January 1, 2019. The measures included in ATAD II were implemented into Luxembourg law on December 19, 2019 and almost all of them have been applicable since January 1, 2020. ATAD I and ATAD II may have a material impact on how returns to shareholders are taxed.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company's filings are also available to the public through the Internet at Atento's website at www.atento.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: C/ Santiago de Compostela 94, 28035 Madrid—Spain or calling +34 917 407 440 or by e-mail at investor.relations@atento.com. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I. Subsidiary Information

Refer to Note 3t to the consolidated financial statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are

implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Our board of directors delegated to the Audit Committee oversight of our risk management process. Our other board committees also consider and address the risks as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

The Atento Group's activities are exposed to market risks: (foreign currency risk and interest rate risk). The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. On December 31, 2021, 4.4% of financial debt with third parties (not including derivative financial instrument) bore interests at variable rates, while on December 31, 2020 this amount was 4,5%. In both 2020 and 2021, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The table below shows the change in fair value (variation) of a +/100 basis points variation in interest rate:

	Thousands of U.S. dollars
INTEREST RATE	**2021**
FAIR VALUE	(39,956)
+1%	(4,981)
-1%	2,306

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables, and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to our operations in foreign countries with functional currencies different than U.S Dollars. To reduce the foreign currency risk in our operations in Spain, Peru and Brazil, Spain we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps), and a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2021, the estimated fair value of the cross-currency swaps totaled a net liability of 39,956 thousand U.S. dollars (net asset of 5,868 thousand U.S. dollars as of December 31, 2020).

The table below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross-currency swaps:

	Thousands of U.S. dollars
CROSS-CURRENCY FX	**2021**
FAIR VALUE	(39,956)
+10.0%	30,748
-10.0%	(31,301)

For additional information on the interest rate risk and foreign currency risk, see Notes 4 and 14 to our consolidated financial statements.

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and other borrowings) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group's is provided in Note 4 of the consolidated financial statements.

Country risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually based on the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

On December 2021, the Company has presented in your Consolidated Financial Statement a negative shareholders' equity and, due to this fact,the Company performed an extensive analysis over events and transactions that arise deterioration of equity. Company identified that main factors in which this decrease was driven by refers to non-cash events and when it's excluded any effect of non-

cash, operating profit are being generated. The directors have, at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements. The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows by operation to meet the payments of financial commitments and also the Company has available credit facility such as Super Senior Revolving Credit which provides borrowings capacity of up to 25,000 as of December 31, 2021. In practice, this has meant that the Atento Group's average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group's financial liabilities is provided in Note 16.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2021, under management's supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to enable the Company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required.

B. Management's Annual Report on Internal Control over Financial Reporting

The Management of Atento S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper Management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely

basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statements preparation and presentation.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on such assessment and criteria, Management has concluded that the Company's internal controls over financial reporting are effective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes Ltda. the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021 dated April 29, 2022 and included herein, expressed an unqualified opinion. This attestation report appears on page F-2.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Antonio Viana, Robert William Payne and David Garner. Our board of directors has determined that Antonio Viana qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and meets the applicable independence requirements of the SEC and the NYSE listing standard. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com. Our website is not part of this Annual Report.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2021 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed in 2020 and 2021 by our principal accountants, Ernst & Young Auditores Independentes S.S., including fees from member firms Ernst & Young (2020) and Deloitte Touche Tohmatsu Auditores Independentes Ltda, including fees from member firms Deloitte (2021). All services and fees were pre-approved by the Audit Committee Chair:

	Thousands of U.S. dollars	
	2020	**2021**
Audit-fees (*)	1,327	1,682
Audit-related fees (**)	422	23
All other fees (***)	106	-
Total	**1,855**	**1,705**

(*) Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC) and local statutory audits of subsidiaries of the Atento Group.

(**) Audit-related fees: in 2020 includes fees related to issue comfort letters. In 2021 includes attest services for one subsidiary of the Atento Group.

(***) Other fees in 2020 include service of evaluating industries key trends and potential strategic for the Brazilian market. The fees which were pre-approved by Audit Committee as determined by the section 201 and 202 of the Sarbanes Oxley Act.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities by us or our affiliates in 2021.

Atento S.A. – Buyback

Period	Total Number of Shares Purchased	Average Price Paid per Share in USD	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2)
January 2021	3,900	15.35	3,900
March 2021	14,655	21.18	18,555
May 2021	19,932	20.36	38,487
June 2021	2,200	20.28	40,687
August 2021	2,391	25.21	43,078
Total	**43,078**	20.48	

(1) On February 4, 2020, the shareholder's meeting of the Company approved the renewal of the authorization to the Board of Directors to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company's share capital. On February 26, 2020, our Board of Directors approved a new share buyback program, pursuant to the program approved by shareholders on February 4, 2020. The program authorized by the Board of Directors is limited to $30.0 million in up to 12 months, beginning March 2020. Until March 2021, the Company purchased less than $2.0 million under the Plan approved by the Board.

(2) The "Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs" in 2021 was 3,900 in January 2021, 18,555 in March 2021, 38,487 in May 2021, 40,687 in June 2021, 43,078 in August 2021. In 2020, the "Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs" was 169,739.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On April 2, 2021 the Audit Committee authorized the dismissal of Ernst & Young Auditores Independentes S.S. ("E&Y"), effective following the completion of E&Y audit of and the issuance of its report on the consolidated financial statements of the Company for the fiscal year ended December 31, 2020, to be included in the Company's Annual Report on Form 20-F for such period (the "Annual Report"), and upon the filing of the Annual Report with the U.S. Securities and Exchange Commission (the "SEC").

E&Y was notified of the dismissal on April 2, 2021. No previous audit report of E&Y on the Company's consolidated financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

E&Y report on the consolidated financial statements of the Company's as of December 31, 2019 expressed an adverse opinion on internal control over financial reporting due a material weakness identified and included in the accompanying Management's Report on Internal Control over Financial Reporting in controls to prevent or detect material misstatements in the Company's annual or interim

financial statements on a timely basis related to the identification of contracts in the scope of IFRS 16 – Leases and the measurement of right-of-use assets and lease liabilities, applicable as from January 1, 2019.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through April 2, 2021, there were no reportable events as defined under Item 16F(a)(1)(v) of the instructions to Form 20-F.

During the fiscal years December 31, 2020 and 2019 or any subsequent interim period, neither us nor anyone acting on our behalf consulted Deloitte regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

We have provided E&Y with a copy of the foregoing disclosure and have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of this letter is filed as Exhibit 15 to this Form 20 F.

On April 2, 2021, shareholders by an Ordinary general meeting of shareholders approved the appointment of Deloitte Touche Tohmatsu Auditores Independentes Ltda. ("Deloitte") as independent auditor of the Company with respect to the financial year ending on December 31, 2021.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NYSE. For purposes of NYSE rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE listing standards. Set forth below is a summary of these differences:

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of seven members and we believe that four of our board members satisfy the "independence" requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a Compensation Committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a Compensation Committee comprised of two members, one of which we believe satisfies the "independence" requirements of the NYSE rules. We do not have a nominating and corporate governance committee. However, we have an audit committee that we believe consists entirely of "independent" directors, as required by the NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in line of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated financial statements of Atento S.A. are filed as part of this Annual Report.

ITEM 19. EXHIBITS

(a) Index to Consolidated Financial Statements

(b) List of Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Atento S.A., incorporated by reference to Exhibit 1.1 to Atento S.A.'s Amendment No. 1 to Annual Report on Form 20-F (File No. 001-36671), initially filed on April 20, 2016.
2.1	Indenture, dated as of August 10, 2017, among Atento Luxco 1 S.A., the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent under the intercreditor agreement, as collateral agent, incorporated by reference to Exhibit 4.1 to Atento S.A.'s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.
2.2	First Supplemental Indenture, dated as of September 5, 2017, by and among Atento Luxco 1 S.A., the parties that are signatories thereto as guarantors, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as collateral agent.
2.3	Indenture, dated as of February 10, 2021, among Atento Luxco 1 S.A., the guarantors from time-to-time party thereto, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent under the intercreditor agreement, as security agent, incorporated by reference to Exhibit 4.1 to Atento S.A.'s Report on Form 6-K (File No. 001-36671), filed on February 10, 2021.
2.4	Equity securities registered pursuant to Section 12(b) of the Exchange Act.
4.3	Subscription and Securityholder's Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.4 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.4	Subscription and Securityholder's Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.5 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.
4.5	Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014, and as amended by Amendment Agreement No.2 dated November 10, 2016, incorporated by reference to Exhibit 10.6 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.**
4.6	Super Senior Revolving Credit Facilities Agreement, dated as of August 8, 2017, among Atento Luxco 1 S.A., the guarantors party thereto, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., as arrangers, Banco Bilbao Vizcaya Argentaria, S.A., as agent, and Wilmington Trust (London) Limited, as security agent, incorporated by reference to Exhibit 4.2 to Atento S.A.'s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.
4.8	Instrumento Particular de Escritura (Brazilian debentures), incorporated by reference to Exhibit 10.9 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.
4.9	2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 to Atento S.A.'s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015. Amendment to 2014 Omnibus Incentive Plan 6 K July 28, 2020.
4.10	Form of Performance Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.11 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.
4.11	Form of Time Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.12 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.
4.12	Registration Rights Agreement, incorporated by reference to Exhibit 4.12 to Atento S.A.'s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.
4.13	Consulting Services and Information Rights Agreement, incorporated by reference to Exhibit 4.13 to Atento S.A.'s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.
4.14	Form of Directors and Officers Indemnification Agreement, incorporated by reference to Exhibit 10.15 to Atento S.A.'s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.
4.15	Amendment Agreement No. 2, dated as of November 8, 2016, to the Master Services Agreement, by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A., dated as of December 11, 2012, incorporated by reference to Exhibit 99.1 to Atento S.A.'s Report on Form 6-K (File No. 001-36671), filed on November 10, 2016.**
4.16	Super Senior Revolving Credit Facilities Agreement, dated as of December 23, 2021, among Atento Luxco 1 and Atento Mexico Holdco, S. de R.L. de C.V., as original borrowers, Atento S.A., Atalaya Luxco Midco, Atento Luxco 1 and Atento México Holdco S. de R.L. de C.V., as initial guarantors, and Inter-American Investment Corporation, as lender of the loans and Super Senior Agent.
8.1	List of subsidiaries of Atento S.A., incorporated by reference to Exhibit 8.1 to Atento S.A.'s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.*
11.1	Code of ethics, incorporated by reference to Exhibit 11.1 to Atento S.A.'s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.
12.1	Officer Certification of Carlos López-Abadía, Chief Executive Officer of Atento S.A., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Officer Certification of José Azevedo, Chief Financial Officer of Atento S.A., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Carlos López-Abadía, Chief Executive Officer of Atento S.AChief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of José Azevedo, Chief Financial Officer of Atento S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent Letter of Deloitte Touche Tohmatsu Auditores Independentes Ltda
15.2	Consent Letter of Ernst & Young Auditores Independentes S.S
15.3	Former Accountant´s Letter of Ernst & Young Auditores Independentes S.S pursuant to item 16F(A)(3) of Form 20-F
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** Application has been granted by the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 29, 2022

By: /s/ Carlos López-Abadía

Name: Carlos López-Abadía
Title: Chief Executive Officer

By: /s/ Jose Carlos Antonio de Souza Azevedo

Name: Jose Carlos Antonio de Souza Azevedo
Title: Chief Financial Officer

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Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Atento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Atento S.A. and subsidiaries (the "Company") as of December 31, 2021, the related consolidated statement of loss, comprehensive income (loss), changes in equity, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cyber-attack- Refer to Note 4d) to the financial statements

Critical Audit Matter Description

As disclosed in Note 4d) to the financial statements, on October 17, 2021, the Company identified a cyber-attack, which impacted its information technology (IT) systems and operations in Brazil and caused the temporary interruption of systems operations and services to certain clients. Management conducted containment, evaluation, restoration, and remediation activities as part of its response to the cyber-attack with the assistance of external cybersecurity and information technology specialists. The Company has no indication that the accuracy and completeness of the financial information have been affected as a result of the incident.

The temporary interruption of system operations and services affected recognized revenue under the Company's service contracts with customers as a result of reduced delivered service volumes and also resulted in customer claims for indemnification for loss and damages and/or penalties.

We identified the cyber incident as a critical audit matter since the Company depends on its IT systems for the delivery of its services to customers and for the processing of operational and financial data that support the overall preparation of the financial statements. This required an increased extent of audit effort, including the need for us to involve professionals with expertise in cyber incident response and information technology (IT), and a high degree of auditor judgement in identifying, testing, and evaluating the potential extent and consequences of the cyber incident on the Company's IT environment and controls.

Further, the temporary interruption of systems and service delivery to clients required management to make additional judgements and estimates to record provisions and make related disclosures for contingent liabilities related to customer claims. Auditing these estimates required additional and extensive audit effort due to the volume and complexity of customer contract terms and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

<u>How the Critical Audit Matter Was Addressed in the Audit</u>

Our audit procedures related to the cyber-attack included the following, among others:

- We assessed the effects of the cyber-attack on the Company's IT environment, including data security, and the effectiveness of internal control activities.

- With the assistance of our IT and cyber incident response specialists, we evaluated the actions taken by Management in response to the cyber-attack, including procedures to evaluate management's conclusions as to the extent of impacts of the cyber-attack on the company's IT environment and systems and improvements made to the IT security control environment.

- With the assistance of our technical standard and accounting professionals' specialists, we evaluated the impacts arising from the cyber-attack on the Company's internal control environment and the financial statements.

- We assessed the impacts of the cyber-attack and management's evaluation and conclusions with respect to possible non-compliance with applicable Brazilian data protection legislation and made inquiries of internal counsel to corroborate management's assumptions therewith.

- With respect to customer claims, we performed the following additional procedures, among others:

    - We inquired of management to understand developments with respect to the interruption of services and related customer claims, including the status of consideration negotiations with individual customers.

    - We evaluated the significant assumptions used by management to estimate the liability for customer consideration, and, where possible, we corroborated the significant assumptions with management outside of the accounting and finance organization.

    - We obtained and evaluated written responses from external legal counsel involved in the analysis of the cyber-attack impacts regarding the considerations related to customer contracts

    - We reviewed the terms of selected customer contracts and correspondence with customers concerning potential consideration as a result of the interruption in services.

    - We obtained written representations from management concerning its intent to provide consideration to customers and the extent of that consideration.

    - We performed additional testing procedures on subsequent customer billings and collections for account receivable balances subsequent to December 31, 2021, to identify any other potentially relevant claim or contradictory information.

- We assessed whether the disclosures made by Management in the financial statements are appropriate.

Provision for risks and contingencies - Refer to Note 21 to the financial statements

<u>Critical Audit Matter Description</u>

As disclosed in Note 21 to the financial statements, the Company is involved in several labor-related disputes, lawsuits, and claims with employees and former employees, and other tax, judicial and administrative proceedings in Brazil. The Company recognizes a provision for risks and contingencies when it has a present obligation, it is probable that an outflow of resources will be required to settle the obligation and the amount is reliably estimable. The determination of the provision and disclosures involve significant judgment from management, including analysis of the matters in dispute, experience of the average settlement at each jurisdictional level for contingencies with similar characteristics, and the opinion of internal and external legal counsel.

We identified provisions for risks and contingencies as a critical audit matter because of the inherent uncertainty of the outcome of identified current matters, volume and complexity of labor-related claims and disputes and the significant estimates and assumptions management makes related to the recording and disclosing of provisions. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve income and labor tax specialists, when performing audit procedures to evaluate Company's provisions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to provision for risks and contingencies included the following, among others:

- We tested the effectiveness of controls related to provisions for risks and contingencies, including controls related to the identification and assessment of risks, the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the estimate of the loss amount, as well as controls over the financial statement disclosures.

- We obtained written response from internal and external legal counsel as it relates to lawsuits.

- With the assistance of our professionals with specialized tax skills and knowledge, we evaluated the technical positions noted in tax and legal opinions prepared by the Company's tax personnel and external legal advisors, and for certain specific tax risks, comparing these assessments and estimates to those made by Management.

- For the provision of labor-related contingencies with similar characteristics, we performed the following procedures, among others:

    - We evaluated the methods and assumptions used by management to estimate the provision for labor-related contingencies

    - We tested the accounting models and assumptions therein, and the underlying data that served as the basis for Company's estimates, including the number of claims, the jurisdictional level and settlement experience.

    - We developed an independent expectation of the provision and compared our estimates to management's estimates.

- We read Board of Directors and Executive meeting minutes for evidence of unrecorded or undisclosed contingencies and for contradictory information.

- We evaluated the Company's disclosures for consistency with our knowledge of the Company's legal matters.

Revenue - Refer to Notes 3P) and 22 to the financial statements

Critical Audit Matter Description

Atento recognizes revenue over time as services are rendered. For services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered. The invoicing process is generally performed monthly, as such, estimated revenue is recognized basically for the last month of the reporting period. As of December 31, 2021, net sales were USD 1,449 million, of which USD 148 million was unbilled revenue.

We identified revenue as a critical audit matter because it required an increased audit effort and a higher degree of auditor judgment evaluating contracts with clients and its correlation with revenue accounting policy.

Further, the temporary interruption of systems and service delivery to clients as a result of the cyber-attack discussed on Note 4d) to the financial statements, required management to make additional judgements and estimates as to the performance obligations used to recognize revenue during the incident period. This required increased audit effort and a higher degree of auditor judgment evaluating these estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue included the following, among others:

- We tested the effectiveness of controls related to revenue business processes, including those in place related to unbilled revenue.
- We evaluated Management's revenue accounting policies, including the identification of performance obligations and the determination of whether the services are substantially the same and have the same pattern of transfer to the customer, which included testing a sample of contracts with customers to evaluate the relevant terms.
- For a sample of unbilled revenue receivables, we inspected the subsequent customer approvals on volumes and prices and compared with actual invoices subsequently issued. We also inspected the subsequent collection of receivables when applicable.
- We developed an expectation of unbilled revenue receivables and compared it to the recorded balance.
- For a selection of contracts with clients, we tested the revenue recognition evaluating the impacts in volumes during the period impacted by the cyber-attack.
- We assessed whether the disclosures made by Management in the financial statements are appropriate.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 29, 2022

We have served as the Company's auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Atento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Atento S.A. and subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

	Recognition of unbilled revenue
Description of the Matter	As discussed in Note 3(p) to the consolidated financial statements, the Company recognizes revenue on an accrual basis during the period in which services are rendered. For services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered. Auditing the Company´s unbilled revenue and trade receivables was specially challenging as the process to accrue unbilled revenue and trade receivables is highly dependent on manual data collection and calculations. The Company's disclosures concerning revenue recognition in respect of unbilled revenue are included in Note 3(p) to the consolidated financial statements.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the related controls over the Company's accounting for unbilled revenue and trade receivables. For example, we tested controls over management's data gathering process and computations used to calculate the unbilled revenue and trade receivables. To test unbilled trade receivables, our audit procedures included, among others, obtaining copies of customer contracts and comparing terms and conditions with the Company's evaluation of the related performance obligations; testing the mathematical accuracy of the Company's calculation of the amount of revenue to be recognized; assessing whether the prices applied to those services were in accordance with the contractual agreement with the customer and comparing the actual subsequently invoiced services with the unbilled trade receivables. We also assessed the Company's disclosures in respect to its recognition of unbilled revenue in Note 3(p) to the consolidated financial statements.
	Goodwill impairment assessment
Description of the Matter	At December 31, 2020, the Company's goodwill balance was U.S.$103,014 thousand. As discussed in Note 8 of the financial statements, goodwill is tested for impairment at least annually, as required by IAS 36. Management uses projections of cash flows for the cash generating units to which goodwill is assigned that are based on estimations of future business results and market conditions. Auditing the goodwill impairment testing was complex due to the significant estimation uncertainty that is involved in management´s goodwill impairment assessment. That significant estimation uncertainty is primarily derived from the sensitivity of the respective value in use to the assumptions about future business performance and market conditions. The significant assumptions used to determine the value in use include expected growth rates, the

discount rate applied, the terminal growth rate, among others. Such assumptions may be materially affected by market conditions or future economic scenarios. The Company's disclosures concerning goodwill impairment assessment are included in Note 8 to the consolidated financial statements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the related controls over the Company's goodwill impairment assessment process. For example, we tested controls over management's forecasting process and the review of significant assumptions used in estimating the value in use.

To test the estimated value in use of the Company's reporting units, our audit procedures included, among others, involving our valuation specialists to assist in assessing methodologies, testing significant assumptions and underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company's business model and other relevant factors. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use of the reporting units that would result from changes in the assumptions. We also compared management's forecasts used in the goodwill impairment assessment to the ones approved by the Board of Directors. We also assessed the Company's disclosures in respect to its goodwill impairment assessment in Note 8 to the consolidated financial statements.

Recoverability of deferred tax assets

Description of the Matter

At December 31, 2020, the Company recognized deferred tax assets for U.S.$102,353 thousand. The Company operates in various countries which are subject to their respective local tax regulations. In assessing the recoverability of deferred tax assets management uses projections of taxable income that are based on estimations of future business performance and market conditions, including applicable tax regulations.

Auditing the Company´s assessment of recoverability of deferred tax assets was specially challenging as management assessment involves significant judgment by management in relation to underlying assumptions such as the timing and level of future taxable income, which may be affected by future regulatory changes, economic events or market conditions. The Company's disclosures concerning deferred taxes are included in Note 20 to the consolidated financial statements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the related controls over the Company's deferred tax asset recoverability assessment process. For example, we tested controls over management's forecasting process and the review of significant assumptions used in estimating future taxable income.

To test the deferred tax assets recoverability assessment, our audit procedures included, among others, comparing the forecast used in assessing the recoverability of deferred tax assets to the one approved by the Board of Directors; involving our tax professionals to assist in evaluating the application of tax law and regulations in the estimation of future taxable

income and performing sensitivity analyses and testing the key assumptions used. We also assessed the Company's disclosures in respect to its deferred tax assets in Note 20 to the consolidated financial statements.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

We have served as the Company's auditor from 2005 to 2021.

São Paulo, Brazil,
March 22, 2021,

except for Note 33, as to which the date is
April 29, 2022

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Atento S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Atento S.A. and subsidiaries (the "Company") as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 29, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 29, 2022

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	
ASSETS	Notes	2020	2021
NON - CURRENT ASSETS			
Property, plant and equipment	**9**	**90,888**	**81,395**
Goodwill	7	**103,014**	**91,941**
Right-of-use assets	**10**	**137,842**	**142,705**
Intangible assets	**6**	**106,643**	**104,886**
Non-current financial assets		**70,275**	**70,604**
Trade and other receivables	13	20,995	22,240
Other non-current financial assets	12	38,192	35,607
Derivative financial instruments	14	11,088	12,757
Other taxes recoverable	**20c)**	**4,815**	**4,505**
Deferred tax assets	**20b)**	**90,850**	**110,102**
TOTAL NON-CURRENT ASSETS		**604,327**	**606,138**
CURRENT ASSETS			
Trade and other receivables		**324,850**	**329,443**
Trade and other receivables	13	299,086	295,309
Current income tax receivable	20c)	25,764	30,899
Derivative financial instruments	**14**	-	3,235
Other taxes recoverable	**20c)**	**36,794**	**42,627**
Other current financial assets	**12**	**1,158**	**744**
Cash and cash equivalents	**15**	**208,994**	**128,824**
TOTAL CURRENT ASSETS		**571,796**	**501,638**
TOTAL ASSETS		**1,176,123**	**1,107,776**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2020 and 2021
(In thousands of U.S. dollars, unless otherwise indicated)

LIABILITIES	Notes	December 31, 2020	December 31, 2021
CURRENT LIABILITIES			
Debt with third parties	**17**	**133,187**	**119,017**
Derivative financial instruments	**14**	-	**29,646**
Trade and other payables		**249,723**	**271,429**
Trade payables	18	59,415	85,274
Income tax payables	20c)	16,838	8,872
Other taxes payables	20c)	97,104	88,606
Other non-trade payables	18	76,366	88,677
Provisions and contingencies	**21**	**21,875**	**17,016**
TOTAL CURRENT LIABILITIES		**404,785**	**437,108**
NON-CURRENT LIABILITIES			
Debt with third parties	17	594,636	599,262
Derivative financial instruments	14	5,220	26,302
Provisions and contingencies	21	45,617	37,672
Non-trade payables	18	4,296	18,654
Other taxes payable	20c)	1,893	1,653
TOTAL NON-CURRENT LIABILITIES		**651,662**	**683,543**
TOTAL LIABILITIES		**1,056,447**	**1,120,651**
NET ASSETS		**119,676**	**(12,875)**
EQUITY			
Share capital	19	49	49
Share premium	19	613,619	617,059
Treasury shares	19	(12,312)	(12,693)
Retained losses	19	(178,988)	(273,248)
Translation differences	19	(280,715)	(321,248)
Hedge accounting effects	19	(37,360)	(41,294)
Stock-based compensation	19	15,383	18,499
TOTAL EQUITY		**119,676**	**(12,875)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	Notes	For the years ended December 31, 2019	2020	2021
Revenue	**22**	**1,707,286**	**1,412,262**	**1,449,225**
Other operating income	23	4,539	5,574	10,538
Other gains	24	10,477	99	35
Operating expenses:				
Supplies	25a)	(66,427)	(72,276)	(109,769)
Employee benefit expenses	25b)	(1,301,031)	(1,060,408)	(1,102,668)
Depreciation	25c)	(83,556)	(73,939)	(73,159)
Amortization	25c)	(57,226)	(46,981)	(60,069)
Changes in trade provisions	13	(3,730)	(5,293)	296
Impairment charges	8	(30,909)	-	(1,977)
Other operating expenses	26	(166,778)	(118,711)	(99,945)
OPERATING PROFIT		**12,645**	**40,327**	**12,507**
Finance income	27	20,045	15,683	15,506
Finance costs	27	(68,085)	(70,293)	(91,889)
Change in fair value	27	-	-	(42,285)
Net foreign exchange loss	27	(9,080)	(27,818)	17,669
NET FINANCE EXPENSE		**(57,120)**	**(82,428)**	**(100,999)**
PROFIT/(LOSS) BEFORE INCOME TAX		**(44,475)**	**(42,101)**	**(88,492)**
Income tax expense	20	(36,218)	(4,779)	(4,459)
PROFIT/(LOSS) FOR THE YEAR		**(80,693)**	**(46,880)**	**(92,951)**
PROFIT/(LOSS) ATTRIBUTABLE TO:				
OWNERS OF THE COMPANY		(81,306)	(46,880)	(92,951)
NON-CONTROLLING INTEREST		613	-	-
PROFIT/(LOSS) FOR THE YEAR		**(80,693)**	**(46,880)**	**(92,951)**
EARNINGS/(LOSS) PER SHARE:				
Basic earnings/(loss) per share (in U.S. dollars)	**29**	**(5.63)**	**(3.33)**	**(6.61)**
Diluted earnings/(loss) per share (in U.S. dollars)	**29**	**(5.63)**	**(3.33)**	**(6.61)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,		
	2019	**2020**	**2021**
Loss for the year	**(80,693)**	**(46,880)**	**(92,950)**
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:			
Net investment hedge	(10,346)	13,838	7,950
Exchange differences on translation of foreign operations	(6,930)	(42,326)	(11,884)
Translation differences	(14,953)	(9,442)	(40,533)
Other comprehensive income/(loss)	**(32,229)**	**(37,930)**	**(44,467)**
Total comprehensive income/(loss)	**(112,922)**	**(84,810)**	**(137,417)**
Total comprehensive income/(loss) attributable to:			
Owners of the parent	(112,733)	(84,810)	(137,417)
Non-controlling interest	(189)	-	-
Total comprehensive income/(loss)	**(112,922)**	**(84,810)**	**(137,417)**

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092
Comprehensive income/(loss) for the year	-	-	-	-	(81,306)	(14,151)	(17,276)	-	(112,733)	(189)	(112,922)
Loss for the year	-	-	-	-	(81,306)	-	-	-	(81,306)	613	(80,693)
Other comprehensive income/(loss)	-	-	-	-	-	(14,151)	(17,276)	-	(31,427)	(802)	(32,229)
Acquisition of non-controlling interest	-	-	-	23,531	(8,096)	-	-	-	15,435	(8,352)	7,083
Stock-based compensation	-	-	-	-	-	-	-	5,251	5,251	-	5,251
Shares delivered	-	4,173	-	-	-	-	-	(4,173)	-	-	-
Acquisition of treasury shares	-	-	(11,141)	-	-	-	-	-	(11,141)	-	(11,141)
Monetary correction caused by hyperinflation	-	-	-	-	(21,343)	-	-	-	(21,343)	-	(21,343)
Balance at December 31, 2019	49	619,461	(19,319)	-	(127,070)	(271,273)	(8,872)	14,044	207,020	-	207,020

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	-	(127,070)	(271,273)	(8,872)	14,044	207,020	-	207,020
Comprehensive income/(loss) for the year	-	-	-	-	(46,880)	(9,442)	(28,488)	-	(84,810)	-	(84,810)
Loss for the year	-	-	-	-	(46,880)	-	-	-	(46,880)	-	(46,880)
Other comprehensive income/(loss)	-	-	-	-	-	(9,442)	(28,488)	-	(37,930)	-	(37,930)
Stock-based compensation	-	-	-	-	-	-	-	3,832	3,832	-	3,832
Shares delivered	-	(5,842)	8,335	-	-	-	-	(2,493)	-	-	-
Acquisition of treasury shares	-	-	(1,328)	-	-	-	-	-	(1,328)	-	(1,328)
Monetary correction caused by hyperinflation	-	-	-	-	(5,038)	-	-	-	(5,038)	-	(5,038)
Balance at December 31, 2020	49	613,619	(12,312)	-	(178,988)	(280,715)	(37,360)	15,383	119,676	-	119,676

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2021	49	613,619	(12,312)	-	(178,988)	(280,715)	(37,360)	15,383	119,676	-	119,676
Comprehensive income/(loss) for the year	-	-	-	-	(92,950)	(40,533)	(3,933)	-	(137,417)	-	(137,417)
Loss for the year	-	-	-	-	(92,950)	-	-	-	(92,950)	-	(92,950)
Other comprehensive income/(loss)	-	-	-	-	-	(40,533)	(3,933)	-	(44,466)	-	(44,466)
Stock-based compensation	-	-	-	-	-	-	-	7,054	7,054	-	7,054
Shares delivered	-	3,440	498	-	-	-	-	(3,938)	-	-	-
Acquisition of treasury shares	-	-	(878)	-	-	-	-	-	(878)	-	(878)
Monetary correction caused by hyperinflation	-	-	-	-	(1,310)	-	-	-	(1,310)	-	(1,310)
Balance at December 31, 2021	49	617,059	(12,692)	-	(273,248)	(321,248)	(41,293)	18,499	(12,875)	-	(12,875)

ATENTO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,		
	Notes	2019	2020	2021
Operating activities				
Profit/(loss) before income tax		**(44,475)**	**(42,101)**	**(88,491)**
Adjustments to reconcile profit/(loss) before tax to net cash flows:				
Amortization and depreciation	25c)	140,782	120,920	133,228
Impairment losses		30,909	-	1,977
Changes in trade provisions		3,730	5,293	(296)
Share-based payment expense		5,251	4,316	10,608
Change in provisions		33,917	27,955	18,136
Grants released to income	23	(1,165)	(878)	(900)
Losses on disposal of property, plant and equipment		190	306	408
Losses on disposal of financial assets		(2)	-	-
Finance income	27	(20,045)	(15,683)	(15,506)
Finance costs	27	68,085	70,293	91,889
Net foreign exchange differences	27	9,080	27,818	(17,669)
Change in fair value of financial instruments	27	-	-	42,285
Changes in other (gains)/losses		(23,013)	(592)	(35)
		247,719	**239,748**	**264,125**
Changes in working capital:				
Changes in trade and other receivables		(55,730)	2,205	(42,628)
Changes in trade and other payables		47	1,589	62,311
Other payables		(4,837)	(14,524)	(62,530)
		(60,520)	**(10,730)**	**(42,847)**
Interest paid		(48,737)	(46,199)	(58,038)
Interest received		1,406	11,844	12,299
Income tax paid		(31,308)	(11,222)	(18,432)
Other payments		(17,561)	(14,349)	(26,315)
		(96,200)	**(59,926)**	**(90,486)**
Net cash flows from operating activities		**46,524**	**126,991**	**42,301**
Investing activities				
Payments for acquisition of intangible assets		(18,709)	(6,913)	(2,441)
Payments for acquisition of property, plant and equipment		(21,359)	(31,268)	(45,666)
Acquisition of subsidiaries, net of cash acquired		(15,827)	-	-
Net cash flows used in investing activities		**(55,895)**	**(38,181)**	**(48,107)**
Financing activities				
Proceeds from borrowings from third parties		173,717	121,771	512,727
Repayment of borrowings from third parties		(101,479)	(70,543)	(524,426)
Payments of lease liabilities		(56,088)	(48,947)	(45,617)
Payments of financial instruments		-	-	(2,380)
Acquisition of treasury shares		(11,141)	(1,328)	(878)
Net cash flows provided by/(used in) financing activities		**5,009**	**953**	**(60,574)**
Net (decrease)/increase in cash and cash equivalents		**(4,362)**	**89,763**	**(66,380)**
Effect of exchange rate changes on cash		(4,458)	(5,475)	(13,790)
Cash and cash equivalents at beginning of year		**133,526**	**124,706**	**208,994**
Cash and cash equivalents at end of year		**124,706**	**208,994**	**128,824**

The accompanying notes are an integral part of the consolidated financial statements.

1) COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. and its subsidiaries ("Atento Group") offer customer relationship management services to their clients through delivery centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The principal shareholders with majority of interest of the Company are: Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II (HPS Investment Partners, LLC) and Chesham Investment Pte Ltd. (GIC Asset Management Pte., LTD) and Taheebo Holdings LLC, Arch Reinsurance Ltd. (Farallon Capital Mangement, LLC).

The Company may act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate through multichannel platforms; to provide telemarketing, marketing and "call center" services, as well. The Company's ordinary shares are traded on NYSE under the symbol "ATTO".

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements of December 31, 2021 were prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB") prevailing at December 31, 2021. The consolidated financial statements have been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies and derivative financial instruments which have been measured at fair value.

The consolidated financial statements have been authorized for issue and publication by the Company's Management and Audit Committee on April 29, 2022.

The preparation of financial statements under IFRS as issued by the IASB requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group's accounting policies. Note 3 discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity, the consolidated statements of cash flows, and the notes thereto are expressed in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated.

b) Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method pursuant to IAS 7, "Statement of Cash Flows". Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3c. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

3) ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.

a) Principles of consolidation, business combinations and goodwill

(i) Subsidiaries

Subsidiaries are all entities over which the Atento Group has control. The Atento Group controls an entity when the Atento Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group, until the Group loses control of the entity.

Intercompany transactions, balances and unrealized gains on transactions between the Atento Group companies are eliminated on consolidation, except the effects arisen from exchange variations that is not eliminated for disclosure purpose. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. All subsidiaries apply and are consistency with the policies adopted by the Atento Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income, statement of changes in equity and financial position.

(ii) Business combinations and goodwill

When the Atento Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase. Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is not amortized but it is tested for impairment annually or whenever there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations and may not be reversed (see Note 3h).

b) Functional and presentation currency

Items included in the financial statements of each of the Atento Group's entities are measured using the currency of the primary economic environment in which the entities operate ('the functional currency'). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

c) Foreign currency translation

The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

- Statements of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.

- Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

- Hyperinflationary economies: Under IAS 29, the non-monetary assets and liabilities, the equity and the statements of operations of subsidiaries operating in hyperinflationary economies are restated applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to U.S. dollar at the closing rate of the period, for the purposes of conversion, applying IAS 21.

- Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for the subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.

- Retained earnings are translated at historical exchange rates.

- All resulting exchange differences are recognized in other comprehensive income/(loss).

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates. Exchange differences arising are recognized in other comprehensive income/(loss).

d) Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income/(loss).

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, with the exception of the effective portion of the differences on net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognized in other comprehensive income/(loss) (OCI) until the hedge settlement and disposal of the net investment, at which time, they are recognized in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Company has non–monetary items that are measured at historical cost in a foreign currency in which refers to lease's agreements. These items are translated using the exchange rates as at the date of recognition.

e) Segment information

Segment information is presented in accordance with management information reviewed by the Chief Operating Decision Maker ("CODM"). The CODM, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer ("CEO") responsible for strategic decisions.

The CODM considers the business from a geographical perspective and analyzes it across three operational segments–EMEA, Americas and Brazil.

No operating segments have been aggregated to form the reportable operating segments as compared to the previous years.

f) Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated statements of operations under "Amortization".

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

Customer base acquired in a business combination is recognized at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer base relates to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years. Maintenance cost of software is expensed as incurred.

Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

- It is technically feasible for the intangible asset to be completed so that it will be available for use or sale.
- Management intends to complete the asset for use or sale.
- The Group has the capacity to use or sell the asset.
- It is possible to show evidence of how the intangible asset will generate probable future economic benefits.

- Adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset.

- The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs.

Costs that do not meet the criteria listed above are recognized as an expense as incurred. Expenditure for an intangible asset that is initially recognized within expenses for the period may not be subsequently recognized as intangible assets.

g) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses.

Acquisition costs include, when appropriate, the initial estimates of decommissioning, withdrawal, and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the statements of operations. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

Property, plant and equipment acquired in a business combination are initially measured at fair value as of the acquisition date.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets' carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist.

The depreciation charge for items of property, plant and equipment is recognized in the consolidated statements of operations under "Depreciation".

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each type of asset, which are reviewed at the end of each reporting period.

The useful lives generally used by the Atento Group are as follow:

	Years of useful life
Buildings	10 - 40
Plant and machinery	3 - 6
Furniture, tools	1 - 10
Other tangible assets	5 - 8

h) Impairment of non-current assets

The Atento Group assesses as of each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g., goodwill), the Atento Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the statements of operations. Future depreciation/amortization charges are adjusted to reflect the asset's new carrying

amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – "CGU").

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years and is subjected annually for the Board of Directors approval. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset's recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined if no impairment loss been recognized for the asset in prior years. This reversal is recognized in the statements of operations and the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Atento Group has classified all financial assets as amortized cost, except for derivative financial instruments.

All purchases and sales of financial assets are recognized on the statement of financial position on the transaction date, i.e. when the commitment is made to purchase or sell the asset.

A financial asset is fully or partially derecognized from the statement of financial position only when:

1. The rights to receive cash flow from the asset have expired.

2. The Atento Group has assumed an obligation to pay the cash flow received from the asset to a third party or

3. The Atento Group has transferred its rights to receive cash flow from the asset to a third party, thereby substantially transferring all the risks and rewards of the asset.

Financial assets and financial liabilities are offset and presented on a net basis in the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.

Amortized cost financial assets include fixed maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

In compliance with IFRS 9 – "Financial Instruments", the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by customer and according to the respective maturity terms. In addition, for certain cases, the Company performs individual analyses to assess the receipt risks.

Trade receivables

Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date. In general, cash flow relating to short-term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

Financial liabilities

Debt with third parties (Loans and Borrowings)

Debt with third parties is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Debt with third parties is non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled or matures.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as non-current liabilities.

Recognized fair value measurements

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, company has classified its financial instruments into the three levels prescribed under the accounting standards.

As of December 31, 2021	Notes	Level 1	Level 2	Total
Assets				
Derivative financial instruments	**14**	-	15,992	**15,992**
Cash and cash equivalents	**15**	128,824	-	**128,824**
Liabilities				
Debt with third parties	**17**	718,279	-	**718,279**
Derivative financial instruments	**14**	-	55,948	**55,948**

As of December 31, 2020	Notes	Level 1	Level 2	Total
Assets				
Derivative financial instruments	**14**	-	11,088	**11,088**
Cash and cash equivalents	**15**	208,994	-	**208,994**
Liabilities				
Debt with third parties	**17**	727,823	-	**727,823**
Derivative financial instruments	**14**	-	5,220	**5,220**

There were no transfers between levels for recurring fair value measurements during the year.

Below, Company describes an explanation of each level:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and are subsequently remeasured at their fair value.

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the statements of operations, except for the effective portion of net investment hedges, which is recognized in other comprehensive income/(loss) and later reclassified to profit or loss when the hedge item affects the statements of operations.

At the inception of the derivative instrument contract, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset.

For purpose of hedge accounting the Atento Group designates certain derivatives as either:

Net investment hedges

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the statements of operations. Gains and losses accumulated in equity are included in the statements of operations when the foreign operation is partially disposed of or sold.

k) Share capital

The ordinary shares of the Company are classified in equity (see Note 19).

Issuance costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

l) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Atento Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

m) Provisions

The Company is a party to a number of judicial and administrative proceedings, whose assessments of the likelihood of loss include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers. The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

Provisions are recognized when the Atento Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include penalties for the cancellation of leases and other contracts, as well as employee termination payments. Provisions are not recognized for future operating losses.

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is recorded in the statements of operations, net of the expected reimbursement.

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation.

Contingent liabilities represent possible obligations to third parties, and existing obligations that are not recognized, given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are recorded as part of a business combination.

For lawsuits of a massive labor nature, represented by high volume lawsuits with similar characteristics and low value, the provision is based on historical information, according to the calculation of the average payment ticket for the last two years, considering the procedural stage in which they occurred, and multiplied by the number of lawsuits in force at each stage process measured at each report date.

n) Employee benefit

Share-based payments

Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. on a straight-line basis over the vesting period and graded basis over the vesting period – depending on the Shared-based payments. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but some types of restricted stock units ("RSUs") have been granted to selected employees, as described in Note 19.

The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:

- Including any market performance conditions (for example, an entity's share price);
- Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time); and
- Including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period of time).

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the statements of operations, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. issues new shares or buys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The social security contributions payable in connection with the granting of the share options is considered an integral part of the grant itself, and the charge will be treated as a cash-settled transaction.

Termination benefits

The Company has a post-employment health care plan to former employees retired by the Company who contributed for at least 10 years are guaranteed the right to remain on the Company's policy for life. This termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets", and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

o) Income tax

The income tax expense includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expenses for each period represent the aggregate amounts of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amounts are those that are enacted at the reporting date in each country in which the Atento Group operates. The Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred taxes are calculated on temporary differences arising from differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets also arise from unused tax credits and tax loss carryforwards.

The carrying amounts of deferred income tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized when the timing of the reversal can be controlled by the parent company, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

IFRIC 23 *Uncertainty over Income Tax Treatment*

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Group.

p) Revenue from Contracts with Customers

The Atento Group principally generates revenue under contracts with customers for the provision of customer relationship management and business process ("CRM BPO") services. Revenue from CRM BPO services is recognized over time as rendered, considering that the customer simultaneously receives and consumes the benefits as the Company satisfies its performance obligation, and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The contracts typically require the Atento Group to deliver CRM BPO services on behalf of customers such as responding to customer inquiries, completing back-office processes and providing technical support over channels such as voice, SMS, email, chats and social media. Atento's contracts contain a series of distinct services which are provided over a period, are substantially the same and have the same pattern of transfer to the customer, so the Company considers these as a single performance obligation. Average days sales outstanding ("DSO") was 70 days for 2021 and the average payment term was 30 days after invoicing. The Company recognizes revenue on an accrual basis during the period in which services are rendered, and for services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered.

Atento's contracts contain service level agreements (SLAs), which are a form of Key Performance Indicators (KPI) of service performance such as average time to answer calls, the average call length, customer satisfaction scores, quality scores and customer churn rate.

(i) Variable component

The variable component in contracts consists of bonus and penalties triggered by the achievement or breach of these agreed KPIs of service performance that have not been confirmed with the customer or that will be based on performance over periods in the future. Management estimates the amount of variable consideration by using the most likely amount method and recognizes variable consideration as revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company applies this method consistently throughout the contract when estimating the effect of an uncertainty on an amount of variable consideration to which it will be entitled.

Management estimates variable consideration using actual data available to the Company at the time of monthly closing as well as the historical levels of achievement of the KPIs. For example, the application of performance bonuses or penalties based on average time to answer calls, average call length, customer satisfaction and quality scores are estimated based on data from the Company's and customer's systems about performance for these measures, while the application of performance bonuses or penalties based on end-customer churn rate, when applicable for specific contracts, are estimated based on available data from the Company's and customer's systems for these measures to the extent available and otherwise based on average historical achievement levels because the uncertainty for customer churn rate is resolved over a several months. The Company generally bills its customers monthly based on the actual consideration to which it is entitled for. As such, estimated revenue is recognized only for the last month of the reporting period. The Company perform controls to assess and identify any material differences between the estimated amounts and actual amounts which historically have been immaterial.

Some of Atento Group's contracts include minimum monthly volume and minimum annual revenue commitments that require the customer to compensate the Group for a percentage of volumes and revenue shortfalls defined in the contracts. The variable component is estimated based on the forecasts of volume and revenue agreed with customers at inception of the contract and reviewed periodically, as well as the actual data available to the company used to determine if the Group should recognize revenue for a contract during the reporting period at either the minimum amount or based on price and volume.

(ii) Fixed component

For most of the contracts that include a fixed component to determine the amount of consideration the Group expects to be entitled, revenue is recognized based on the actual service provided at the end of the reporting period, because the customer receives and uses the benefits simultaneously based on the infrastructure made available to the customer. This could be determined based on the actual labor hours previously agreed with the customer or based on the number of workstations made available.

The Company undertakes activities in anticipation of winning a contract and during the proposal phase of bidding for a contract in order to properly customize the Company's offering to the potential customer's needs. The performance of those tasks does not transfer a service to the customer as performed and are not charged to the customer nor recovered, therefore, those activities are not a performance obligation and are recognized as an expense when incurred.

q) Interest income and expenses

Interest expenses directly attributable to the construction of any qualified asset are capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenses are expensed as incurred.

Interest income is recognized using the effective interest method. When a loan or a receivable has been impaired, the carrying amount is reduced to the recoverable amount, discounting the estimated future cash flow at the instrument's original effective interest rate and recognizing the discount as a decrease in interest income. Interest income on receivable is recognized when the cash is collected.

r) Lease (as Lessee)

The Atento Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.The Atento Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

s) Critical accounting estimates

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management's evaluation considers the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made based on the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", recognizing the effects of the changes in estimates in the related consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting policies described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group's strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital ("WACC") and the key business variables

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group's ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances (see Note 20).

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, regulations, contracts, customary practice, or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, considering all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed as well the lawsuits classified as possible.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates (see Note 21).

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated based on observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. During the year of 2021 the Company still monitoring the impacts of COVID-19 and the economic recovery and market growth after COVID-19. To-date, no significant impacts

on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic.

The details of Atento Group subsidiaries at December 31, 2019, 2020 and 2021 are as follow:

Name	Registered address	Line of business	% Interest 2019	2020	2021	Holding company
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	100	Atento Luxco Midco, S.a.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	14.03	12.99	12.99	Atalaya Luxco 2. S.a.r.l.
			85.97	87.01	87.01	Atento Luxco 1. S.A.
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333 (Class A)	83.3333 (Class A)	83.3333 (Class A)	Atento B.V.
			16.6667 (Class B)	16.6667 (Class B)	16.6667 (Class B)	Atento Holding Chile. S.A.
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	100	100	100	Atento Brasil. S.A.
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966	99.966	99.966	Atento Spain Holdco 5. S.L.U.
			0.004	0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.

Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brazil)	Operation of call centers	100	100	100	Nova Interfile Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brazil)	Operation of call centers	50.00002	50.00002	50.00002	Nova Interfile Holding Ltda.
			49.99998	49.99998	49.99998	Interfile Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brazil)	Holding company	100	100	100	Atento Brasil. S.A.
Interservicer - Serviços em Crédito Imobiliário Ltda.	São Paulo (Brazil)	Operation of call centers	50.00011	50.00011	50.00011	Nova Interfile Holding Ltda.
			49.99989	49.99989	49.99989	Interfile Holding Ltda.

As of December 31, 2019, 2020 and 2021, none of the Group's subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in Singapore from Wednesday, 23 June 2021 and has delisted in Tise International Stock Exchange (TISE) in Guernsey since 30 June 2021. All subsidiaries use year-end December 31 as their reporting date.

u) New and amended standards adopted by the Group

The Atento group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2021:

Covid-19-Related Rent Concessions – amendments to IFRS 16, and

Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

v) Standards issued but not yet effective

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions

IFRS 17 Insurance Contracts

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

Reference to the Conceptual Framework – Amendments to IFRS 3

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37

Annual Improvements to IFRS Standards 2018–2020

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

Definition of Accounting Estimates – Amendments to IAS 8

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

For the amendments listed above are not expected to significantly affect future periods.

4) MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of noncurrent liabilities that bear interest at fixed rates.

Atento Group's finance costs are exposed to fluctuations in interest rates. On December 31, 2021, 4.4% of financial debt with third parties (not including derivative financial instrument) bore interests at variable rates, while on December 31, 2020 this amount was 4.5%. In both 2020 and 2021, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

	Thousands of U.S. dollars
INTEREST RATE	**2021**
FAIR VALUE	(39,956)
+1%	(4,981)
-1%	2,306

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables, and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2026 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a

fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps). We have also entered cross-currency swaps in which we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps). The variable amount of Brazilian Reais is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2021, the estimated fair value of the cross-currency swaps totaled a net liability of 39,956 thousand U.S. dollars (net asset of 5,868 thousand U.S. dollars as of December 31, 2020).

The table below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross-currency swaps:

	Thousands of U.S. dollars
CROSS-CURRENCY FX	**2021**
FAIR VALUE	(39,956)
+10.0%	30,748
-10.0%	(31,301)

2021	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis				
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency	Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands o f U.S. dollar)
Euro - Colombian Pesos	164	738,209	185	-	-	-	10% 4,058.2	182	21	-	-
Euro - Dirham Moroccan	1,315	13,822	1,489	-	-	-	10% 9.5	1,461	165	-	-
Euro - Peruvian Nuevos Soles	728	3,298	825	-	-	-	10% 4.1	809	92	-	-
Euro - USD	661	749	749	-	-	-	10% 1.0	735	83	-	-
Chilean Pesos – USD	2,961,535	3,483	3,483	51	-	-	10% -	3,290,595	387	57	-
Mexican Pesos – USD	897	44	44	-	-	-	10% -	996	5	-	-
Brazilian Reais – USD	-	-	-	-	-	-	10% 0.2	-	-	-	-
Guatemalan Quetzal – USD	676	88	88	-	-	-	10% 0.1	753	10	-	-
Colombian Pesos – USD	835,738	209	209	9,495,983	2,385	2,385	10% -	923,760	22	10,551,093	(265)
Peruvian Nuevos Soles - USD	19,015	4,784	4,784	4,160	1,041	1,041	10% 0.2	21,250	559	4,623	(116)
United States Dolar - Euro	-	9	-	-	-	-	10% 23.1	-	2	-	-
United States Dolar - MXN	199	176	199	-	-	-	10% 0.8	221	22	-	-
Chilean Pesos – Euro	7	141	7	-	-	-	10% 18.4	8	1	-	-
USD-GBP	3	2	3	-	-	-	10% 0.7	4	-	-	-
UYU-USD	36,412	815	815	-	-	-	10% -	40,457	4,046	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

b) Credit risk

The Atento Group seeks to conduct all its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts (see Note 13). Accordingly, the Atento Group's commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group's various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by our Corporate Treasury policy based on the conditions prevailing in the markets and the countries where Atento operates. The Corporate Treasury policy establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group's maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

For December 2021, the Company has presented in your Consolidated Financial Statement a negative shareholders' equity and, due to this fact, the Company performed an extensive analysis over events and transactions that arise deterioration of equity identifying that main factor in which this decrease was driven by refers to non-cash events and when it's excluded any effect of non-cash, operating profit are being generated. The directors have, at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements. The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows by operation to meet the payments of financial commitments and the Company has available credit facility such as Super Senior Revolving Credit which provides borrowings capacity of up to 25,000 as of December 31, 2021. In practice, this has meant that the Atento Group's average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group's financial liabilities is provided in Note 16

d) External risk

We were the target of a cybersecurity incident which disrupted our systems

On October 17, 2021 Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers' access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers' data and to minimize the impacts of the operations' suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.

Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.

Atento Brasil has an insurance policy for compensation related to cyberattacks and, after the cyberattack occurrence, the insurance company was notified. As of December 31, 2021, an expert evaluation was still being conducted and no income was recognized within the accounting balance recorded for December 31, 2021. The Company has partnered with CrowdStrike, an American cybersecurity technology company, to assist in the containment, remediation and prevention of potential cyberattacks. Tools designed to detect, isolate and neutralize threats were implemented for all servers and endpoints at the Company's Brazil operations.

The financial, operating and consolidated effects on Financial Statements for December 31, 2021 due to the cyberattack based on the Company´s evaluation are as follows:

Customer agreement termination

Although the Company suffered a Cyberattack and was not able to comply with all the service volume in Brazil, we did not incur in any relevant agreement termination with our customers, reinforcing the strongly relationship with our clients

Customer judicial disputes or judicial notification

Although Atento suffered a cyberattack, the actions taken by the Company to minimize risks related to Brazil Law and Regulations contributed to avoid judicial consequences. Since the October 2021 incident, the Company has continued complying with all regulations related to Data Protection. The Company continues monitoring the risks of any impact from a Financial, Operational and Legal perspective. The Company has received notifications from clients claiming cash compensation due to Atento's failure to comply with contracted service volumes that resulted in these clients incurring unexpected costs. Company recognized in 2021 as other operating expenses a probable cash compensation for its customers of $4.0 million related to costs and expenses incurred by these customers due the service interruption of our services for them.

Consolidated effects on Financial statements

The Company presented within its financial statements dated December 31, 2021 the financial effects of the cyberattack that reflect the interruption of operations and non-compliance with the full service volume required under our contracts with customers. The effects presented below refer to Telefónica services in Brazil and are primarily related to the temporary interruption of our services that had a direct impact on some of our customers. We also incurred expenses related to containing the threat, to implementing a prevention and contingency plan for reestablishing services, and to fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes. The table below presents the effects for the period ending on December 31, 2021 related to lost revenue due the interruption of services. The Company and the customers through your operational system and controls are able to identify the lost revenue based on the service volume and operational expenses incurred by company to containing the threat and expense related to our clients due the service interruption of our services for them.

December 31, 2021 ($ in millions)

Lost Revenue	34,8
Operational Expenses/penalties	11,3
Total	**46,1**

Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients. While service was restored within 72 hours of the cyberattack, the Company was unable to comply with all expected contractual service volumes for the months of October and November, due to client IT and cybersecurity protocols that prevented the resumption of Atento's services. After the October 21 cyberattack, the Company did not identify any indication that the financial information data was affect.

4.2 Capital Management

The Atento Group's Finance Department, which oversees the capital management, takes various factors into consideration when determining the Group's capital structure. The Atento Group's capital management goal is to determine the financial resources necessary both to continue its recurring activities, as going concern, and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain medium-term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts. In addition to these general guidelines, we consider other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets. As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA

Net financial debt with third parties at December 31, 2020 and 2021 is as follows:

	Thousands of U.S. dollars	
	2020	2021
Senior Secured Notes (Note 17)	505,611	503,945
Super Senior Credit Facility (Note 17)	30,038	25,027
Bank borrowings (Note 17)	39,475	33,475
Lease liabilities (Note 17)	152,699	155,832
Less: Cash and cash equivalents (Note 15)	(208,994)	(128,824)
Net financial debt with third parties	**518,829**	**589,455**

5) SIGNIFICANT ACQUISITION OR DISPOSAL

For the year of 2020 and 2021 Company has not entered in any agreement for significant acquisition or disposal of any group´s entity.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2020 and 2021 and respective changes in the year:

	Thousands of U.S. dollars							
	Balance at December 31, 2019	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
Cost								
Development	2,453	99	-	403	-	(28)	174	3,101
Customer base	262,951	-	(622)	639	-	(22,656)	3,029	243,341
Software	201,405	2,859	(9,748)	8,327	12,572	(28,647)	1,349	188,117
Other intangible assets	61,647	-	(97)	1,062	-	(5,835)	181	56,958
Work in progress	100	-	(25)	-	-	-	-	75
Total cost	**528,556**	**2,958**	**(10,492)**	**10,431**	**12,572**	**(57,166)**	**4,733**	**491,592**
Accumulated amortization								
Development	(657)	(165)	-	(400)	-	59	(172)	(1,335)
Customer base	(165,445)	(19,848)	720	(630)	-	15,695	(2,497)	(172,005)
Software	(134,603)	(23,405)	9,721	(9,966)	-	18,228	(833)	(140,858)
Other intangible assets	(44,890)	(3,563)	-	565	-	2,396	(223)	(45,715)
Total accumulated amortization	**(345,594)**	**(46,981)**	**10,441**	**(10,431)**	-	**36,378**	**(3,725)**	**(359,913)**
Impairment	(22,921)	-	-	-	-	(2,116)	-	(25,037)
Net intangible assets	**160,041**	**(44,023)**	**(51)**	-	**12,572**	**(22,904)**	**1,008**	**106,643**

	Thousands of U.S. dollars							
	Balance at December 31, 2020	**Additions**	**Disposals**	**Transfers**	**Reclassifications between Intangible and PP&E**	**Translation differences**	**Hyperinflation Adjustments**	**Balance at December 31, 2021**
Cost								
Development	3,101	551	(94)	(1,216)	-	(260)	269	2,351
Customer base	243,341	-	(30)	21,534	-	(17,886)	2,122	249,081
Software	188,117	62,137	(11,249)	1,413	-	(12,138)	2,726	231,006
Other intangible assets	56,958	-	(1,873)	(21,508)	-	(3,206)	266	30,637
Work in progress	75	394	(29)	(223)	-	(6)	-	211
Total cost	**491,592**	**63,082**	**(13,275)**	-	-	**(33,496)**	**5,383**	**513,286**
Accumulated amortization								
Development	(1,335)	(161)	94	-	-	216	(267)	(1,453)
Customer base	(172,005)	(21,970)	30	(14,315)	-	11,672	(770)	(197,358)
Software	(140,858)	(36,529)	11,249	44	-	10,259	(1,445)	(157,280)
Other intangible assets	(45,715)	(1,409)	1,873	14,271	-	2,045	(266)	(29,201)
Total accumulated amortization	**(359,913)**	**(60,069)**	**13,246**	-	-	**24,192**	**(2,748)**	**(385,292)**
Impairment	(25,037)	-	-	-	-	1,929	-	(23,108)
Net intangible assets	**106,643**	**3,012**	**(29)**	-	-	**(7,375)**	**2,635**	**104,886**

"Customer base" represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

In terms of geographic distribution, in 2021 the customer base corresponds to businesses in Brazil (96,628 thousand U.S. dollars), Spain (49,994 thousand U.S. dollars) net of impairment, Mexico (46,280 thousand U.S. dollars), Peru (13,226 thousand U.S. dollars), Colombia (2,536 thousand U.S. dollars), Chile (7,315 thousand U.S. dollars) and Argentina and Uruguay (9,992 thousand U.S. dollars).

For December 31, 2021 and 2020 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of Intangible assets.

7) GOODWILL

Goodwill was generated on December 1, 2012 from the acquisition of the Customer Relationship Management ("CRM") business from Telefónica, S.A when we were acquired by funds affiliated with Bain Capital.

On December 30, 2014 Atento Brazil generated a goodwill from the acquisition of CBCC.

On September 2, 2016, Atento Brazil generated a goodwill from the acquisition of RBrasil in the amount of 15,214 thousand U.S. dollars and on June 9, 2017 from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars

The breakdown and changes in goodwill in 2020 and 2021 are as follow:

	Thousands of U.S. dollars								
	12/31/2019	**Hyperinflation**	**Translation Differences**	**Impairment**	**12/31/2020**	**Hyperinflation**	**Translation differences**	**Impairment**	**12/31/2021**
Peru	29,612	-	(2,509)	-	27,103	-	(2,529)	-	24,574
Chile	15,517	-	728	-	16,245	-	(2,656)	-	13,589
Colombia	5,722	-	(259)	-	5,463	-	(753)	-	4,710
Mexico	1,921	-	(101)	-	1,820	-	(50)	-	1,770
Brazil	65,482	-	(14,692)	-	50,790	-	(3,492)	-	47,298
Argentina	1,648	419	(474)	-	1,593	656	(288)	(1,961)	-
Total	**119,902**	**419**	**(17,307)**	-	**103,014**	**656**	**(9,768)**	**(1,961)**	**91,941**

8) IMPAIRMENT OF ASSETS

As of December 31, 2021, the impairment assessment on goodwill performed by the Atento Group's management indicated that the carrying amount of goodwill is recoverable, except for Argentina, where an impairment was needed. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cash-generating units to which goodwill is allocated.

The Atento Group carries out its goodwill impairment tests to all CGUs using the various cash-generating units' five-year strategic plans and budgets. The five-year plan used as the basis for the impairment test was approved by the board of directors on the date of November 9th and 10th, 2021.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming growth to be constant from the fifth year onwards. Estimated cash flow determined in this manner is discounted using the WACC applicable to that CGU.

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC considers both debt and equity.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

At December 31, 2021, the tests conducted identified the need of impairment in the value of goodwill of Argentina, since the related recoverable amounts calculated using value in use for this specific CGU was lower than the carrying amount. In Argentina, the deterioration of the economic situation and high discount rates, made discounted cash flow of the operations not enough to cover its asset base, resulting in the write-off of Argentinian 2021 Goodwill, by 1,961 thousand U.S. dollars. In all other CGU, the recoverable amounts calculated using value in use were higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used (1 p.p. increase in WACC or 1 p.p. decrease in EBITDA Margin or 1 p.p. decrease in Revenue growth). At December 31, 2020, all CGUs passed in the impairment tests with projections to support all assets.

The calculation of values in use for the CGUs is most sensitive to the revenues, EBITDA and discount rates assumptions.

The CGUs revenues projection has a variation based on management expectations growth plus inflation and the EBITDA margin variability between 2022 and 2026 for each CGU goes from -1.4p.p. to +6.0p.p. This means that no CGU presented an EBITDA variation between 2022 and 2026 higher than +6.0p.p., or lower than -1.4 p.p.

The pre-tax and post-tax discount rates, which factor in country and business risks, and the projected terminal growth rates were as follows:

Pre-Tax Discount rate	Atento Brasil	RBrasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina
December 2020	16.47%	19.11%	16.93%	15.94%	12.58%	14.41%	13.92%	80.25%
December 2021	18.73%	17.76%	18.07%	14.63%	14.30%	12.45%	13.80%	113.75%

Post-Tax Discount rate	Atento Brasil	RBrasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina
December 2020	12.76%	12.76%	12.76%	13.99%	12.58%	11.37%	11.19%	70.88%
December 2021	13.36%	13.36%	13.36%	11.44%	11.10%	9.11%	10.27%	58.70%

Terminal Growth rate	Atento Brasil	RBrasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina
December 2020	4.31%	4.31%	4.31%	2.65%	6.29%	3.33%	3.88%	40.50%
December 2021	5.57%	5.57%	5.57%	5.78%	6.55%	1.94%	1.88%	39.35%

The carrying amounts per CGUs were as follow:

Thousand U.S dollars	Carrying Amount							
	Atento Brasil	RBrasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina
December 2020	157,831	14,584	16,535	79,610	31,242	59,153	35,991	1,778
December 2021	147,633	7,469	15,021	66,691	26,783	39,211	21,743	907

In the event of a 1% increase in the discount rate (WACC) used to calculate the recoverable amount of the above mentioned CGUs in each country, with the other variables remaining unchanged, with the exception of Argentina as explained above, the recoverable amount would still be higher than the corresponding carrying amount. As an additional sensitivity analysis, assuming that there is a fall in demand or an increase in costs and, as such, results before amortization/depreciation, finance cost and taxes margin, with all other variables remaining unchanged, results in a EBITDA (used for estimating cash flow) with a margin drop of 1%, the recoverable amount from each cash generating unit, with exception of Argentina, would continue to be higher than its corresponding carrying amount.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars								
	Balance at December 31, 2019	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
Cost									
Buildings	11,412	-	-	(3)	3,606	-	811	(2)	15,824
Plant and machinery	7,471	-	55	-	(2,938)	-	(90)	21	4,519
Furniture, tools and other tangible assets	301,218	1,331	4,179	(12,837)	48,963	800	(33,400)	5,194	315,448
PP&E under construction	14,879	-	28,682	(1,113)	(13,162)	(13,372)	(1,844)	-	14,070
Total cost	**334,980**	**1,331**	**32,916**	**(13,953)**	**36,469**	**(12,572)**	**(34,523)**	**5,213**	**349,861**
Accumulated depreciation									
Buildings	(4,005)	-	(217)	149	(149)	-	(384)	20	(4,586)
Plant and machinery	(6,840)	-	(530)	3	(1,051)	-	162	(9)	(8,265)
Furniture, tools and other tangible assets	(207,242)	(3,401)	(25,935)	12,424	(35,269)	-	18,098	(4,797)	(246,122)
Total accumulated depreciation	**(218,087)**	**(3,401)**	**(26,682)**	**12,576**	**(36,469)**	**-**	**17,876**	**(4,786)**	**(258,973)**
Property, plant and equipment	**116,893**	**(2,070)**	**6,234**	**(1,377)**	**-**	**(12,572)**	**(16,647)**	**427**	**90,888**

	Thousands of U.S. dollars							
	Balance at December 31, 2020	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2021
Cost								
Buildings	15,824	-	147	-	(5,803)	(1,321)	-	8,847
Plant and machinery	4,519	-	40	(234)	(954)	(88)	32	3,315
Furniture, tools and other tangible assets	315,448	-	12,161	(5,056)	14,122	(10,559)	8,182	334,298
PP&E under construction	14,070	-	8,783	-	(7,365)	(7,855)	-	7,633
Total cost	**349,861**	**-**	**21,131**	**(5,290)**	**-**	**(19,823)**	**8,214**	**354,093**
Accumulated depreciation								
Buildings	(4,586)	-	(198)	-	-	275	-	(4,509)
Plant and machinery	(8,265)	-	(331)	234	-	5,215	(18)	(3,165)
Furniture, tools and other tangible assets	(246,122)	-	(23,122)	5,056	-	6,857	(7,693)	(265,024)
Total accumulated depreciation	**(258,973)**	**-**	**(23,651)**	**5,290**	**-**	**12,347**	**(7,711)**	**(272,698)**
Property, plant and equipment	**90,888**	**-**	**(2,520)**	**-**	**-**	**(7,476)**	**503**	**81,395**

The main capital expenditures for the year ended December 31, 2021 include costs associated with the acquisition of Microsoft Licenses related to Office Resources and Server and Cloud Enrollment".

For December 31, 2021 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of Intangible assets property, plant and equipment and no impairment was recognized on items of property, plant and equipment in 2020 and 2021

10) LEASES

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars	
	Net carrying amount of asset	
	2020	2021
Tools and other tangible assets	9,518	14,384
Buildings	128,324	128,321
Total	**137,842**	**142,705**

Leases are shown as follows in the balance sheet as at December 31, 2020 and 2021:

Assets	January 1, 2020	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	December 31, 2020
Right-of-use assets	253,424	32,723	(1,331)	(47,165)	237,651
(-) Accumulated depreciation	(71,860)	(47,256)	3,401	15,906	(99,809)
	181,564	**(14,533)**	**2,070**	**(31,259)**	**137,842**

Assets	December 31, 2020	Additions/ (Disposals)	Translation difference	December 31, 2021
Right-of-use assets	237,651	18,852	(22,669)	233,833
(-) Accumulated depreciation	(99,809)	(2,562)	11,243	(91,128)
	137,842	**16,290**	**(11,426)**	**142,705**

(*) For December 31, 2021 the variation of accumulated depreciation includes the effect of $48,293 million related to the lease amortization and the write-off of leases full amortized by $45,731 million between cost and depreciation. For December 31, 2020 the variation only includes the effect related to the lease amortization.

11) FINANCIAL ASSETS

As of December 31, 2021 and 2020, all the financial assets of the Company are classified as amortized cost except for the derivative financial instruments that are classified as financial assets at fair value.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2021, Atento Teleservicios España S.A, Atento Brasil S.A. and Atento Colombia have entered into factoring agreements without recourse, anticipating an amount of 168,822 thousand U.S. dollars (117,295 thousand U.S dollars for December 31, 2020), receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	**2021**
Other non-current receivables	5,972	6,828
Non-current guarantees and deposits(*)	32,220	28,779
Total non-current	**38,192**	**35,607**
Current guarantees and deposits	1,158	744
Total current	**1,158**	**744**
Total	**39,350**	**36,351**

(*) "Non-current guarantees and deposits" as of December 31, 2020 and 2021 comprise any cash deposit made in connection with any judicial or administrative proceeding against a member of the Group.

13) TRADE AND OTHER RECEIVABLES

The breakdown of "Trade and other receivables" at December 31, 2020 and 2021 is as follow:

	Thousands of U.S. dollars	
	2020	2021
Non-current trade receivables	2,885	3,466
Other non-financial assets (*)	12,518	16,336
Non-current Prepayments	5,592	2,438
Total non-current	**20,995**	**22,240**
Current trade receivables billed	139,616	134,652
Current trade receivables unbilled	134,738	148,055
Other receivables	4,678	756
Prepayments	14,698	7,275
Personnel	5,355	4,571
Total current	**299,086**	**295,309**
Total	**320,081**	**317,549**

(*) "Other non-financial assets" as of December 31, 2020 and 2021 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars	
	2020	2021
Trade receivables	280,811	288,730
Allowances of trade receivables	(3,571)	(2,556)
Trade receivables, net	**277,240**	**286,174**

Changes in allowances of trade receivables in 2020 and 2021 were as follow:

	Thousands of U.S. dollars	
	2020	2021
Opening balance	(6,433)	(3,571)
Allowance of trade receivables (*)	(6,649)	(1,563)
Reversal (*)	1,356	1,859
Use of provision	7,930	473
Translation differences	225	246
Total	**(3,571)**	**(2,556)**

(*) The total of allowance of trade provision and reversal are the impact in change in trade provisions in the consolidated statements of operations.

The Atento Group's maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars			
	2020		2021	
	Assets	Liabilities	Assets	Liabilities
Cross currency swaps	11,088	(5,220)	15,992	(55,948)
Total	**11,088**	**(5,220)**	**15,992**	**(55,948)**
Current portion	-	-	**3,235**	**(29,646)**
Non-current portion	**11,088**	**(5,220)**	**12,757**	**(26,302)**

Atento Luxco1 entered into Cross-Currency Swaps to reduce its foreign exchange risk, since it generates cashflow in local currencies. With these instruments, the company ensures that its cashflow in local currencies is hedged into a fixed dollar amount, the currency used to pay debt obligations, therefore reducing foreign exchange risks.

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

On February 14, 2020, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,402 thousand Euros at a fixed rate of 1.49% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day "over extra-group" – DI – Interbank Deposits - plus a spread of 1.95% per annum. The transaction was liquidated on August 13, 2020 due to the repayment of the loan.

In February 2021, in connection with the new 8.000% Senior Secured Notes due 2026, Atento Luxco 1 S.A. entered into new Cross-Currency Swaps related to exchange rate risk between U.S. dollars and Euro (EUR), Brazilian Reais (BRL) and Peruvian Soles (PEN).

The Company is hedging the risk of changes in the USD equivalent value of a portion of its net investment in its consolidated Subsidiaries attributable to changes in the USD-subsidiary currency between the designation date and maturity date of the Hedging Instrument.

All previous (coupon-only) cross-currency swaps with maturity in August 2022 were terminated in March 2022.

At December 31, 2020 and 2021, details of cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2020 Derivative´s operation results

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	13	(7)	(454)	(260)	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	(3,224)	41	3,973	48	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	(1,996)	(339)	5,463	-	-
Goldman Sachs	Aug-22	USD	BRL	754,440	8,866	-	(6,167)	6,979	(289)	-
Morgan Stanley	Aug-22	USD	BRL	308,584	2,096	-	(2,589)	2,688	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	120	-	(115)	189	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,230	(2,230)	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	(2,964)	-	-
Total Active					**11,095**	**(5,227)**	**(4,428)**	**13,838**	**(241)**	**-**
Effect on OCI of derivatives terminated prior to 1 January 2020					-	-	**(7,467)**	-	-	-
Total					**11,095**	**(5,227)**	**(11,895)**	**13,838**	**(241)**	**-**

2021 Derivative´s operation results

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Change in fair value
Nomura International plc	Feb-26	EUR	USD	61,526	4,652	-	(3,698)	3,699	(1,154)
Nomura International plc	Feb-26	USD	BRL	326,450	356	(8,124)	(192)	192	7,509
Morgan Stanley	Feb-26	USD	BRL	631,350	811	(16,936)	3,464	(3,464)	11,561
Morgan Stanley	Feb-26	USD	PEN	277,050	8,805	(463)	(6,390)	6,390	(1,780)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	1,368	(30,426)	480	(480)	26,198
Nomura International	Aug-22	EUR	USD	34,109	-	-	(481)	27	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	-	-	(128)	169	(48)
Goldman Sachs	Aug-22	PEN	USD	194,460	-	-	(475)	136	-
Goldman Sachs	Aug-22	BRL	USD	754,440	-	-	(7,007)	840	(2)
Morgan Stanley	Aug-22	USD	BRL	308,584	-	-	(2,987)	398	-
Morgan Stanley	Aug-22	USD	PEN	66,000	-	-	(158)	43	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,229	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	-	-
Total Active					**15,992**	**(55,949)**	**(6,336)**	**6,337**	**42,334**
Effect on OCI of derivatives terminated in 2021					-	-	**(6,042)**	**1,613**	**(50)**
Effect on OCI of derivatives terminated prior to 1 January					-	-	**(7,467)**	-	-
Total					**15,992**	**(55,949)**	**(19,845)**	**7,950**	**42,284**

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as "permanent in equity" (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity's net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income and on January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as "permanent in equity", with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. The effects of these transactions are presented in "Changes of Comprehensive Income".

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold

Summary of Outstanding Derivatives

Counterparty	Product	Receive/Pay Currency	Coupon * Notional Receive	Coupon * Notional Pay	Receive Rate	Pay Rate	USD Principal Exchange (Feb. 2024)
Goldman Sachs	Cross Currency Swap	USD /USD	200,000,000	200,000,000	8.00%	6M Libor + 6.96%	150,000,000
		USD /BRL	200,000,000	1,101,000,000	6M Libor + 6.93%	175.91% of CDI	
Morgan Stanley	Cross Currency Swap	USD /USD	100,000,000	100,000,000	8.00%	6M Libor + 6.90%	80,000,000
		USD /BRL	100,000,000	551,350,000	6M Libor + 6.90%	182.00% of CDI	
Nomura	Cross Currency Swap	USD /USD	50,000,000	50,000,000	8.00%	6M Libor + 6.90%	50,000,000
		USD/BRL	50,000,000	276,450,000	6M Libor + 6.90%	188.80% of CDI	
Morgan Stanley	Cross Currency Swap	USD/PEN	75,000,000	277,050,00	8,00%	9,40%	70,000,000
Nomura	Cross Currency Swap	USD/EUR	75,000,000	61,525,840	8,00%	7,58%	50,000,000

*Coupons settle every February/August 3rd until 2026

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars	
	2020	**2021**
Cash at bank and in hand	139,264	93,464
Short-term financial investments	69,730	35,360
Total	**208,994**	**128,824**

"Short-term financial investments" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days from acquisition date and can be converted into cash immediately and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2020 and 2021 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2020 and 2021, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2020 and 2021 are as follow:

2020	Thousands of U.S. dollars Maturity (years)						
	2021	2022	2023	2024	2025	More than 5 years	Total
Senior Secured Notes	30,625	530,625	-	-	-	-	561,250
Lease liabilities	52,698	41,047	33,500	22,985	12,128	16,744	179,102
Bank borrowings	68,668	1,569	-	-	-	-	70,237
Trade and other payables	135,781	4,296	-	-	-	-	140,077
Total financial liabilities	**287,772**	**577,537**	**33,500**	**22,985**	**12,128**	**16,744**	**950,666**

2021	Thousands of U.S. dollars Maturity (years)						
	2022	2023	2024	2025	2026	More than 5 years	Total
Senior Secured Notes	40,000	40,000	40,000	40,000	520,000	-	680,000
Lease liabilities	46,851	43,596	30,014	19,194	12,694	12,082	164,431
Bank borrowings	58,144	358	-	-	-	-	58,502
Trade and other payables	169,882	18,654	-	-	-	-	188,536
Total financial liabilities	**314,877**	**102,608**	**70,014**	**59,194**	**532,694**	**12,082**	**1,091,469**

17) DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Senior Secured Notes	493,701	488,389
Bank borrowing	1,420	358
Lease liabilities	99,515	110,515
Total non-current	**594,636**	**599,262**
Senior Secured Notes	11,910	15,556
Super Senior Credit Facility	30,038	25,027
Bank borrowing	38,055	33,117
Lease liabilities	53,184	45,317
Total current	**133,187**	**119,017**
TOTAL DEBT WITH THIRD PARTIES	**727,823**	**718,279**

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of $400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes were due in August 2022 and were guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The issuance costs of $11,979,000 related to this issuance were recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which Atento Luxco 1 S.A. issuedits 6.125% Senior Secured Notes due 2022 (the "Initial Notes"). The Additional Notes and the Initial Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that governed the Initial Notes and the Additional Notes.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of $500.0 million aggregate principal amount of 8.000% Senior Secured Notes due, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds, together with cash on hand, to refinance the 6.125% Senior Secured Notes due 2022. All interest payments are made on a half yearly basis.

On February 17, 2021, Atento Luxco 1 S.A. completed a cash tender offer for an aggregate principal amount of $275,815,000 of its 6.125% Senior Secured Notes due 2022. The notes were purchased at a price equal to $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, which excluded accrued interest and additional amounts payable on the notes accepted for purchase and included an early tender payment of $30.0 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. On February 18, 2021, Atento Luxco 1 S.A. redeemed the remaining aggregate principal amount of $224,185,000 of its 6.125% Senior Secured Notes due 2022. The redemption price of the notes was $1,015.31 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022, plus accrued and unpaid interest and additional amounts on the principal amount of 6.125% Senior Secured Notes due 2022, which totalled to $1,016.67 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. With these transactions, the Company completed the refinancing of all $500.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022, extending the Company's average life to 4.5 years from 1.5 years.

The fair value of the 8.00% Senior Secured Notes due 2026, calculated based on their quoted price on December 31, 2021, is $536,818,000 ($500.2 million on December 31, 2020).

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars					
		2020			2021		
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	493,701	11,910	505,611	488,389	15,556	503,945

Super Senior Credit Facility

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the "Super Senior Revolving Credit Facility") which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The follow table presents the main transaction relates to Super Senior Credit Facility:

Date of transaction	Maturity	Interest rate	Capacity USD (million)	Repaid amount USD (million)	Outstanding amount USD (million)	
August 10, 2017	September 2020	LIBOR+3.25%	**50.0**	-	50.0	Rolled over until December 20, 2020
December 20, 2020	December 2020	LIBOR+3.25%	**50.0**	20.0	30.0	Partially repaid on December 2020 and rolled over until March 2021
March 22, 2020	June 2021	LIBOR+3.25%	**50.0**	-	30.0	Rolled over until June 2021
June 21, 2021	September 2021	LIBOR+3.25%	**50.0**	-	30.0	Rolled over until September 2021
September 22, 2021	November 2021	LIBOR+3.25%	**50.0**	5.0	25.0	Partially repaid on September 2021 and rolled over until November 2021
November 22, 2021	December 2021	LIBOR+3.25%	**50.0**	-	25.0	Rolled over until December 2021
December 22, 2021	January 2022	LIBOR+3.25%	**50.0**	-	25.0	Rolled over until January 2022

On January 31, 2022, Atento Luxco 1 S.A. repaid the full outstanding amount of 25.0 thousand U.S. dollars under the existing Super Senior Revolving Credit Facility (dated August 10, 2017) with BBVA Bancomer, Morgan Stanley and Goldman Sachs.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the "SSRCF Financial Covenant"). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelvemonth period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

As of December 31, 2021, we were in compliance with this covenant.

New Super Senior Revolving Credit Facility Agreement

On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the "SSRCFA") with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. An additional uncommitted 7,000 thousand U.S. dollars shall become committed upon the achievement of certain milestones.

New Super Senior Revolving Credit Facility Agreement with IDB Invest has many similar terms to the those of the existing SSRCF with BBVA, Goldman Sachs and Morgan Stanley, which limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries and in addition the agreement with IDB Invest includes Environmental and Social action Plan described below. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

As of December 31, 2021, there was no outstanding balance under the facility.

New Super Senior Revolving Credit Facility Agreement – Environmental and Social action

New Super Senior Revolving Credity Facility agreement with IDB include terms related to Environmental and Social actions, and responsibilities under which the Company need to periodically ensure compliance with the Environmental and Social Standards and Guidelines, Environmental and Social Legislation and the Sustainability Policy. Company must prepare a Compliance report within 120 days after the financial year closing with details for the actions agreed in which includes the follow:

- Develop a corporate and subsidiaries procedure to identify risks and impacts

- Develop procedure to monitor Environmental and Social aspects through Key performance indicators

- Develop a HR policy for the Company and its subsidiaries

- Develop a procedure to manage collective retrenchment that contains the principles applied by the Atento group and that expressly include: i) the principle of non-discrimination for determine the people who are going to be disengaged; ii) the realization an analysis of alternatives that considers the available options; and iii) compliance with all legal and contractual requirements relating to (a) notification of dismissal to workers, (b) payments unemployment benefits provided by the legislation of each country and the conventions collectives, (c) notification to the authorities, when appropriate, and (d) the provision of information to workers and their organizations on the details of the termination, in the terms legally required.

- Update the procedure for the reporting channel to i) extend it to all the Group's subsidiaries; and ii) to indicate the means and channels available to manage the reception of suggestions, complaints and grievances not received through the reporting channel

Bank borrowings

The follow table presents the main transaction relates to bank borrowings:

Description	Currency	Signed Date	Principal Amount (LC million)	Maturity	Interest rate	As of December 31, 2021 USD
BNDES	BRL	February 2014	300,000	October 2022	Energy Efficiency Project: TJLP + 2%	246
Banco de America	USD	October 2017	1,600	October 2022	8,0%	400
Banco Agricola	USD	October 2020	1,200	October 2022	6,5%	670
Banco de Lage	BRL	June 2020	10,000	June 2023	9,0%	1.075
Banco ABC Brasil	BRL	August 2020	50,000	February 2022	DI+2,7%	9.266
Banco do Brasil	BRL	October 2020	30,000	August 2022	DI+2,65%	5.548
Banco ABC Brasil	BRL	December 2020	35,000	June 2022	DI+2,5%	6.310
Banco Bradesco	BRL	November 2021	55,000	November 2022	DI+2,3%	9.960
					Total Debt	**33.475**

Lease liabilities

Based on the application of IFRS 16 – Lease Company has Buildings and tools classes of underlying asset categories for our leased assets

Initial Measurement

The lease liability at commencement is measured as the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

At the commencement date, the lease payments shall consist of the following payments relating to the use of the underlying asset during the lease term:

a. Fixed payments, including in substance fixed payments, less any lease incentives paid or payable to the lessee

b. Variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate), initially measured using the index or rate at the commencement date

c. The exercise price of an option to purchase the underlying asset if Atento is reasonably certain to exercise that option

d. Payments for penalties for terminating the lease if the lease term reflects Atento exercising an option to terminate the lease

e. Residual Value Guarantees

   i. IFRS: Amounts expected to be payable by Atento under residual value guarantees

At the commencement date, the cost of the right-of-use asset (ROU asset) shall consist of all the following:

a. The amount of the initial measurement of the lease liability

b. Any lease payments made to the lessor at or before the commencement date, less any lease incentives received

c. Any initial direct costs (IDCs) incurred by Atento. IDCs are further discussed in the Initial Direct Cost section

Commencement Date

This is the trigger to recognize the ROU asset and lease liability on the balance sheet. Lease commencement date is defined as the date on which a lessor makes an underlying asset available for use by a lessee. We used possession date as the lease commencement date for accounting purposes. If we obtained the right to control use of the asset (even if we are not required to pay rent yet), possession has occurred, and as such, the lease has commenced.

Lease Term

Defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with all the following:

a. Periods covered by an option to extend the lease if reasonably certain to exercise that option

b. Periods covered by an option to terminate the lease if not reasonably certain to exercise that option

Initial Direct Costs (IDC)

Initial Direct Costs are defined as incremental costs of a lease that would not have been incurred if the lease had not been obtained. Examples of IDCs include commissions and payments made to an existing tenant to incentivize that tenant to terminate its lease. In terms of practically applying IDCs, the following steps were performed:

a. If an IDC was paid out <u>before</u> lease commencement (i.e. establishment of the ROU asset), Accounting records the payment in an 'Initial Direct Cost Account' (noncurrent asset account). Upon lease commencement, Accounting reclasses the IDC as an addition to the ROU asset. We did not estimate IDCs if they are not paid out as of the lease commencement date as we do not expect the impact of including the estimate to be material.

b. If an IDC was paid out <u>after</u> lease commencement, Accounting recognized the payment when incurred and account for the IDC as an addition to the ROU asset balance.

c. The IDC paid out <u>after</u> lease commencement were recognized on the 1st of the month in which it is paid.

d. IDC payments are allocated to the various leased assets based on each asset's commencement date (if they are different) and related square footage or some other metric to identify which ROU asset the IDC relates to.

Discount Rate

IFRS 16 state that the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. If there is no rate implicit in the lease, which is true for all of our leases, we use incremental borrowing rate (IBR) for valuing the ROU asset and lease liability for its leases.

For IFRS, IBR is defined as the rate of interest that lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the right-of use asset in a similar economic environment.

As local operations do not have direct debts with third parties in most of the countries in which we have operations, which becomes an obstacle to a simple calculation, the Company has strategically decided to optimize controls and reduce risks as follows:

i) for countries with foreign exchange swap traded in the market (Brazil, Mexico, Spain, Peru, Colombia and Chile): Atento use the currency swap USD x Local Currency for 12 months, the USD part being based on the market yield of our bond;

ii) for countries without exchange swap traded in the market (Argentina, Puerto Rico, Costa Rica, Guatemala, El Salvador, Panama, Uruguay and Nicaragua) we are starting from the cost of debt of our peers in the US (Sykes and TTEC have market debts) and adding the country's CDS (one of the ways in which the market assesses the country's credit quality), thereby reaching the cost of debt in USD. Then we apply the US x Country inflation differential to arrive at the cost of debt in local currency.

Subsequent Measurement

a. After the commencement date, for a finance lease, Atento measure the lease liability in a manner similar to financed purchases. Interest expense is recorded in connection with the lease liability. The lease liability is reduced based on the payments allocable to the principal portion of the liability.

b. Atento amortize the right-of-use asset on a straight-line basis based on the shorter of the lease term or economic life.

c. Atento measure the right-of-use asset at cost less any accumulated amortization and any accumulated impairment losses determined in accordance with IFRS 16 paragraph 30 for IFRS.

d. A lessee subsequently measures the right-of-use asset for a finance lease at the amount of the re-measured lease liability (i.e., the present value of the remaining lease payments), adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, and any unamortized initial direct costs

Expense Recognition

After the commencement date for a finance lease it is recognized in profit or loss statement

a. Amortization of the right-of-use asset and interest on the lease liability

b. Variable lease payments not included in the lease liability in the period in which the obligation for those payments is incurred.

c. Any impairment of the right-of-use asset determined in accordance with IFRS 16 paragraphs 30 to 33 for IFRS

The follow table presents the variation of lease operation for 2020 and 2021:

Liabilities	December 31, 2019	Additions	Payments	Interest accrued	Interest paid	Amortization (addition) fees	Transfer	Translation difference	December 31, 2020
Current liabilities	52,027	8,514	(48,947)	14,426	(559)	29	49,777	(22,083)	53,184
Non-current liabilities	142,738	21,121	-	-	-	697	(49,777)	(15,264)	99,515
	194,765	**29,635**	**(48,947)**	**14,426**	**(559)**	**726**	-	**(37,347)**	**152,699**

Liabilities	December 31, 2020	Additions	Payments	Interest accrued	Interest paid	Amortization (addition) fees	Transfer	Translation difference	December 31, 2021
Current liabilities	53,184	7,730	(45,617)	13,654	(961)	-	13,605	3,482	45,077
Non-current liabilities	99,515	47,624	-	-	-	-	(13,605)	(22,779)	110,755
	152,699	**55,354**	**(45,617)**	**13,654**	**(961)**	-	-	**(19,297)**	**155,832**

The future lease liabilities payments are as follows:

	2022	2023	2024	2025	2026	Others	Total
Lease liabilities	46,851	43,596	30,014	19,194	12,694	12,082	**164,431**

Financing activities

See below the changes in debt with third parties arising from financing activities:

	Thousands of U.S. dollars								
		Cash flows provided by/(used in) financing activities							
2020	**December 31, 2019**	**New borrowing**	**Amortization**	**New leases/ IFRS 16**	**Interest accrued**	**Interest paid**	**Amortization (addition) fees**	**Translation differences**	**December 31, 2020**
Senior Secured Notes	501,922	-	-	-	30,625	(30,625)	3,689	-	505,611
Super Senior Credit Facility	-	50,000	(20,000)	-	1,910	(1,872)	-	-	30,038
Lease liabilities	194,765	-	(48,947)	29,635	14,426	(559)	726	(37,347)	152,699
Other borrowings	23,928	71,771	(50,543)	-	71	(1,021)	-	(4,731)	39,475
Total	**720,615**	**121,771**	**(119,490)**	**29,635**	**47,032**	**(34,077)**	**4,415**	**(42,078)** -	**727,823**

	Thousands of U.S. dollars								
		Cash flows provided by/(used in) financing activities							
2021	**December 31, 2020**	**New borrowing**	**Amortization**	**New leases/ IFRS 16**	**Interest accrued**	**Interest paid**	**Amortization (addition) fees**	**Translation differences**	**December 31, 2021**
Senior Secured Notes 2022*	505,611	-	(500,000)	-	4,084	(15,993)	6,299	-	-
Senior Secured Notes 2026	-	500,000	-	-	35,555	(20,000)	(11,610)	-	503,945
Super Senior Credit Facility	30,038	-	(5,000)	-	1,281	(1,292)	-	-	25,027
Lease liabilities	152,699	1,605	(45,617)	7,702	13,652	(959)	-	26,750	155,832
Other borrowings	39,475	11,122	(11,776)	-	1,825	(1,876)	-	(5,295)	33,475
Total	**727,823**	**512,727**	**(562,393)**	**7,702**	**56,397**	**(40,120)**	**(5,311)**	**21,455**	**718,280**

(*) Senior secured notes 2022 was full amortized in February 2021 for $500 million and a premium paid of $7,650 million

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Other payables*	2,734	17,929
Suppliers	1,562	725
Total non-current non-trade payables	**4,296**	**18,654**
Suppliers	59,415	85,274
Total current trade payables	**59,415**	**85,274**
Suppliers of fixed assets	12,668	17,244
Personnel	57,010	58,821
Other payables*	5,761	11,425
Advances from customers	927	1,187
Total current other non-trade payables	**76,366**	**88,677**
Total current	**135,781**	**173,951**
Total	**140,077**	**192,605**

(*) Other payables increase for 2021 main refers to acquisition of Microsoft Licenses related too Office Resources and Server and Cloud Enrollment maturity in three years

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2021, share capital was 49 thousand U.S. dollars, equivalent to €33,979 (49 thousand U.S. dollars, equivalent to €33,979 as of December 31, 2020), divided into 15,000,000 shares (15,000,000 shares on December 31, 2020).

On July 28, 2020, an extraordinary shareholder's meeting approved the reverse share split of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,842 thousand of U.S. dollars.

On January 4, 2021, the Company vested the total of 109,999 TRSUs, issued by treasury shares and on August 3, 2021, the Company vested the total of 493,871 SOPs, being exercised 92,065 SOPs, issued by treasury shares, with a total impact in share premium of 3,440 thousand of U.S. dollars.

Treasury shares

On January 01, 2019, Atento S.A. had in treasury shares a total of 1,106,158 (corresponding to 220,039 shares of the reserve share split) acquired in 2018 by 8,178 thousand of US dollars and an average price of $7.39. During the year of 2019 Atento S.A. repurchased 4,425,499 shares (corresponding to 880,330 shares of the reserve share split) at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52 ($12.66 in reverse share split basis), totalizing 5,531,657 shares in treasury (corresponding to 1,100,369 shares of the reserve share split).

As a result of the vesting of 1,305,065 TRSUs (corresponding to 259,606 shares of the reserve share split) on January 2, 2020 Atento S.A. had 4,226,592 shares in treasury (corresponding to 840,763 shares of the reserve share split).

As of July 28, 2020, Atento S.A. announced a reverse share split that converted the Company's entire share capital of 75,406,357 into 15,000,000 shares. At that time Atento S.A. had 4,771,076 shares on treasury that became 949,073.

In 2020, Atento S.A repurchased 169,739 shares at a cost of 1,337 thousand of U.S. dollars and an average price of $7.87 totalizing 4,827,098 shares in treasury (corresponding to 1,010,502 shares of the reserve share split).

In 2021, Atento S.A repurchased 43,078 shares at a cost of 878 thousand of U.S. dollars and an average price of $20.39 and as a result of the vesting of 202,064 TRSUs on January 4, 2021 and August 4, 2021 Atento S.A. had 4,673,519 shares in treasury (corresponding to 850,808 shares of the reserve share split) as of December 21, 2021 (1,010,502 as of December 31, 2020).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

On December 31, 2020 and 2019, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Hedge accounting effects

As discussed and presented on Note 14, on January 1, 2019 Atento formalized at a meeting of the "Board of Directors", which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

At the same time the, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020 the Company assigned the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as hedges of the foreign currency exposure of a net investment in a foreign operation are considered net investment hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group's presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2018 Plan

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSUs") (equity settled)

• Grant date: July 2, 2018

• Amount: 1,065,220 RSUs

• Vesting period: 100% of the RSUs vests on January 4, 2021

• There are no other vesting conditions

The 5 Years Plan

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: March 1, 2019

• Amount: 238,663 RSUs

• Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024.

• There are no other vesting conditions

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: June 3, 2019

• Amount: 2,560,666 RSUs

• Vesting period: 100% of the RSUs vests on January 3, 2022

• There are no other vesting conditions

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: March 2, 2020

• Amount: 153,846 and 16,722 RSUs

• Vesting period: 100% of the RSUs vests on January 4, 2021

The 2020 Plan – Stock Option

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1. Stock Options ("SOP")

- Grant date: August 3, 2020
- Amount: 1,524,065 SOPs
- Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)
- Expiration date: 4.5 years since the grant date or on February 3, 2025
- There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2. Long-Term Performance Award

- Grant date: August 3, 2020
- Amount: USD 4,305,100
- *Matching shares Amount: USD 2,152,550
- Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023 and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares)
- There are no other vesting conditions

The 2020 Plan – Extraordinary SOP

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

1. Stock Options ("SOP")

- Grant date: August 3, 2020
- Amount: 195,000 SOPs
- Vesting period: 100% of the SOPs vests on August 3, 2023
- There are no other vesting conditions

The 2021 Special Grant

On January 29, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a two-year performance conditions vesting period.

1. Performance Restricted Stock Units ("PRSU") (equity settled)

- Grant date: January 29, 2021
- Amount: 121,802 PRSUs

• Vesting period:100% of the PRSUs will vests on 2023 (50% subject to 2021 EBITDA's achievement targets and 50% subject to 2022 EBITDA´s achievement targets)

• There are no other vesting conditions

Board Grant 2021

On February 24, 2021, Atento granted a new share-based payment to to Board directors a total in a one-time award with a one-year vesting period.

1. Time Restricted Stock Units ("RSU") (equity settled)

• Grant date: February 24, 2021

• Amount: 51,803 RSUs

• Vesting period: 100% of the RSUs vests on January 3, 2022

• There are no other vesting conditions

As of June 9, 2021, was issued a complementary grant of 3,204 new RSUs, linked to a new appointment in the Board

The 2021 Plan – Stock Option

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

3. Stock Options ("SOP")

• Grant date: February 24, 2021

• Amount: 621,974 SOPs

• Vesting period: 1/3 each year (February 24, 2022, February 24, 2023 and February 26, 2024)

• Expiration date: 4.5 years since the grant date or on August 25, 2025

• There are no other vesting conditions

As of September 1, 2021, was issued a new grant of 17,343 SOPs to a new Board member.

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

4. Long-Term Performance Award

• Grant date: February 24, 2021

• Amount: USD 5,409,837

• *Matching shares Amount: USD 2,704,919

• Expiration date: 4.5 years since the grant date or on August 25, 2025

• There are no other vesting conditions

As of September 1, 2021, was issued a new amount of USD 137,504 to a new Board member.

The 2021 Plan – Board and Extraordinary

On November 3, 2021, Atento granted a new share-based payment to directors, officers and other employees for the Company and its subsidiaries. The share-based payment had the following arrangements:

1. Time Restricted Stock Units ("RSU") (equity settled)

- Grant date: November 23, 2021
- Amount: 40,000 RSUs
- Vesting period: 100% of the RSUs vests on November 3, 2024
- There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.The fair value of cash-settled share-based payment transactions is measured using the same principles as for measuring equity-settled transactions. The fair value of the liability for cash-settled transactions is re-measured at each reporting date and at the date of settlement. Any changes in fair value are recognized in profit or loss for the period.

c) Outstanding RSUs

On July 28, 2020, a Reverse Share Split occurred according to the Company's Extraordinary General Meeting of Shareholders. The Company's shareholders have approved a conversion of the Company's entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting in the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.

As of December 31, 2021, the outstanding as follow:

The 2018 Plan	**Time RSU**
Outstanding December 31, 2020	**531,385**
Outstanding December 31, 2020 after Reverse Split (**)	**105,728**
Vested after Reverse Split (**)	(105,728)
Outstanding December 31, 2021	-

The 2019 Plan –5Years	**Time RSU**
Outstanding December 31, 2020	**190,930**
Outstanding December 31, 2020 after Reverse Split (**)	**37,981**
Vested after Reverse Split (**)	(13,451)
Forfeited (*)	(24,530)
Outstanding December 31, 2021	-

The 2019 Plan	**Time RSU**
Outstanding December 31, 2020	**2,138,442**
Outstanding December 31, 2020 after Reverse Split (**)	**424,373**
Forfeited (*)	(38,187)
Outstanding December 31, 2021	**386,186**

The 2020 Plan – Board and Extraordinary	**Time RSU**
Outstanding December 31, 2020	**170,568**
Outstanding December 31, 2020 after Reverse Split (**)	**33,931**
Forfeited (*)	(33,931)
Outstanding December 31, 2021	-

The 2020 Plan – Stock Option	**SOP**
Outstanding December 31, 2020	**1,507,518**
Vested	**(160,394)**
Forfeited (*)	(109,746)
Outstanding December 31, 2021	**1,237,378**

The 2020 Plan – Performance Award	**Performance Award**
Outstanding December 31, 2020	**4,256,300**
Forfeited (*)	(710,000)
Outstanding December 31, 2021	**3,546,300**

The 2020 Plan – Performance Award (Potential Matching	**SOP (Matching Shares)**
Outstanding December 31, 2020	**2,128,150**
Forfeited (*)	(354,000)
Outstanding December 31, 2021	**1,774,150**

The 2020 Plan – Extraordinary SOP	**SOP**
Outstanding December 31, 2020	**195,000**
Forfeited (*)	-
Outstanding December 31, 2021	**195,000**

The 2021 Special Grant	**Performance RSU**
Granted January 29, 2021	**121,802**
Forfeited (*)	-
Outstanding December 31, 2021	**121,802**

Board Grant 2021	**Performance RSU**
Granted February 24, 2021	**51,803**
Complementary Granted June 9, 2021	3,204
Forfeited (*)	(10,072)
Outstanding December 31, 2021	**44,935**

The 2021 Plan – Stock Option	**SOP**
Granted February 24, 2021	**621,974**

Complementary Granted September 1, 2021	17,343
Forfeited (*)	(40,360)
Outstanding December 31, 2021	**598,957**

The 2021 Plan – Performance Award	**Performance Award**
Granted February 24, 2021	**5,409,837**
Complementary Granted September 1, 2021	**137,504**
Forfeited (*)	(802,293)
Outstanding December 31, 2021	**4,745,048**

The 2021 Plan – Performance Award (Potential Matching	**SOP (Matching Shares)**
Granted February 24, 2021	**2,704,919**
Complementary Granted September 1, 2021	**68,752**
Forfeited (*)	(236,728)
Outstanding December 31, 2021	**2,536,943**

The 2021 Plan – Board and Extraordinary	**Performance RSU**
Granted November 3, 2021	**40,000**
Forfeited (*)	-
Outstanding December 31, 2021	**40,000**

(*) RSUs are forfeited during the year due to employees failing to satisfy the

(**) Number of RSUs converted by the ratio of 5.027090466672970. The reserve split only apply for all shared-based payment granted before July 2020, date of reverse split.

The table below summarize the total of Outstanding shares

Shared-Based Payment	**Shares**	
The 2019 Plan	386,186	RSU
The 2020 Plan - Stock Options	1,237,378	SOP
The 2020 Plan - Performance Award (Potential Matching Shares)	1,774,150	SOP
The 2020 Plan - Extraordinary SOP	195,000	SOP
The 2021 Special Grant	121,802	PRSU
The 2021 Board Grant	44,935	RSU
The 2021 Plan - Stock Options	598,957	SOP
The 2021 Plan - Performance Award (Potential Matching Shares)	2,536,943	SOP
The 2021 Plan - Board and Extraordinary	40,000	RSU
Total	**6,935,351**	

d) Impacts in Profit or Loss

In 2021, 11,276 thousand U.S. dollars (4,723 thousand U.S. dollars in 2020 and 7,302 thousand U.S. dollars in 2019) related to stock-based compensation were recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars		
	For the years ended December 31,		
	2019	2020	2021
(Loss) before income tax	**(44,475)**	**(42,101)**	**(88,491)**
Income tax applying the statutory tax rate	11,726	6,694	23,926
Permanent differences	(78)	(175)	(5,398)
Adjustments due to international tax rates	(4,718)	(1,018)	2,800
Tax credits / Withholding Tax of Spanish Branches	(4,705)	(4,661)	(4,510)
DTA write off	(38,443)	(5,619)	(21,277)
Total income tax expense	**(36,218)**	**(4,779)**	**(4,459)**

Permanent differences in 2021 are mainly related to equity and dividends distributions which represents non-taxable items in Spain, Brazil, Guatemala, and Chile.

DTA write off in 2021 are impacted by the reversal of DTA of Tax Losses of R Brasil (2,541 thousand of U.S. dollars) and Atento Spain Holdco (1,850 thousand of U.S. dollars), as well as the non-recognition of DTA of Tax Losses in the current year for the Luxco entities (11,106 thousand of U.S. dollars) and Atento Mexico Holdco (364 thousand of U.S. dollars).

The breakdown of the Atento Group's income tax expense is as follow:

	Thousands of U.S. dollars		
	For the years ended December 31,		
	2019	2020	2021
Current tax expense	(20,438)	(22,797)	(19,868)
Deferred tax	(15,780)	18,018	15,409
Total income tax expense	**(36,218)**	**(4,779)**	**(4,459)**

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities on December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Deferred tax assets		
Tax loss carryforwards	36,546	45,949
Tax credits	7,336	5,890
Tax credits – IFRS 16	950	924
Deferred tax assets from temporary differences		
Litigations provisions	4,478	9,489
Financial costs	(426)	4,735
Fixed Assets	11,639	13,165
Operating provisions and others	41,830	35,048
Total deferred tax assets	**102,353**	**115,200**
Deferred tax liabilities		
Intangible assets (**)	(9,917)	(5,742)
Others	(1,586)	644
Total deferred tax liabilities	**(11,503)**	**(5,098)**
Balance at December 31, 2021(*)	**90,850**	**110,102**

(*) DTA assets/liabilities were offset by the entity that has the legal right to settle the tax amounts on a net basis.

(**) DTL related to Intangible assets arised of Bain Capital acquisition in 2012

The deferred tax not recognized as of December 31, 2021 is 52,021 thousand of U.S. dollars (33,249 thousand of U.S. dollars in December 31, 2020).

The temporary differences associated with investments in the Atento's subsidiaries, for which a deferred tax liability has not been recognized, aggregate to 4,507 thousand of U.S. dollars. Atento has determined that the undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future.

The breakdown and balances of deferred tax assets and deferred tax liabilities on December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars				
	Balance at 12/31/2019	Income Statement		Translation differences	Balance at 12/31/2020
		Increases	Decreases		
DEFERRED TAX ASSETS	**99,631**	**31,605**	**(13,010)**	**(15,873)**	**102,353**
Unused tax losses (*)	32,743	3,545	(5,123)	5,381	36,546
Unused tax credits	4,575	2,027	(120)	855	7,337
Deferred tax assets (temporary differences) (**)	62,313	26,033	(7,767)	(22,109)	58,470
DEFERRED TAX LIABILITIES	**(20,378)**	**(735)**	**159**	**9,451**	**(11,503)**
Deferred tax liabilities (temporary differences)	(20,378)	(735)	159	9,451	(11,503)

(*) Tax credits for loss carryforwards.
(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

	Thousands of U.S. dollars				
	Balance at 12/31/2020	Income Statement		Translation differences	Balance at 12/31/2021
		Increases	Decreases		
DEFERRED TAX ASSETS	**102,353**	**20,542**	**(8,623)**	**928**	**115,200**
Unused tax losses (*)	36,546	9,647	(1,175)	931 -	45,949
Unused tax credits	7,337	73	(29)	(568) -	6,813
Deferred tax assets (temporary differences) (**)	58,470	10,822	(7,419)	565 -	62,438
DEFERRED TAX LIABILITIES	**(11,503)**	**9,202**	**(470) -**	**(2,327) -**	**(5,098)**
Deferred tax liabilities (temporary differences)	(11,503)	9,202	(470)	(2,327) -	(5,098)

(*) Tax credits for loss carryforwards.
(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

There is no expectation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants, and other relevant factors.

c) Taxes recoverable/payables

Details of taxes recoverable and payables on December 31, 2020 and 2021 are as follow

	Thousands of U.S. dollars	
	As of December 31,	
Recoverable	**2020**	**2021**
Non-current		
Indirect taxes	4,815	4,505
	4,815	**4,505**
Current		
Indirect taxes	29,340	35,451
Other taxes	7,454	7,176
	36,794	**42,627**
Income tax	25,764	30,899
Total	**67,373**	**78,031**

Payables	Thousands of U.S. dollars As of December 31, 2020	2021
Non-current		
Social security	1,893	1,653
	1,893	**1,653**
Current		
Indirect taxes	38,026	29,857
Other taxes	59,078	58,749
	97,104	**88,606**
Income tax	16,838	8,872
Total	**115,835**	**99,131**

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2020 and 2021 are as follow:

Thousands of U.S. dollars

	12/31/2019	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2020
Non-current							
Provisions for liabilities	24,295	15,709	(9,836)	(7,030)	-	(4,973)	18,165
Provisions for taxes	9,394	12,441	(103)	(1,764)	-	(1,997)	17,971
Provisions for dismantling	9,599	579	(97)	-	-	(1,702)	8,379
Other provisions	5,038	403	(64)	(1,600)	78	(2,753)	1,102
Total non-current	**48,326**	**29,132**	**(10,100)**	**(10,394)**	**78**	**(11,425)**	**45,617**
Current							
Provisions for liabilities	11,533	14,769	(1,689)	(9,096)	-	(807)	14,710
Provisions for taxes	2,002	29	-	-	-	(106)	1,925
Provisions for dismantling	314	2	-	(120)	(78)	(94)	24
Other provisions	4,922	4,116	(2,506)	(1,564)	-	248	5,216
Total current	**18,771**	**18,916**	**(4,195)**	**(10,780)**	**(78)**	**(759)**	**21,875**

Thousands of U.S. dollars

	12/31/2020	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2021
Non-current							
Provisions for liabilities	18,165	13,519	(9,501)	(3,935)	-	(1,158)	17,090
Provisions for taxes	17,971	8,406	(2,319)	(12,903)	-	(654)	10,501
Provisions for dismantling	8,379	1,878	(59)	(3)	(265)	(857)	9,073
Other provisions	1,102	427	(15)	(642)	-	136	1,008
Total non-current	**45,617**	**24,230**	**(11,894)**	**(17,483)**	**(265)**	**(2,533)**	**37,672**
Current							
Provisions for liabilities	14,710	17,201	(11,483)	(8,437)	(5)	(1,974)	10,012
Provisions for taxes	1,925	173	(1,253)	-	-	(576)	269
Provisions for dismantling	24	184	-	-	265	11	484
Other provisions	5,216	2,345	(1,629)	(77)	5	391	6,251
Total current	**21,875**	**19,903**	**(14,365)**	**(8,514)**	**265**	**(2,148)**	**17,016**

"Provision for dismantling" corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition."Provisions for liabilities" mainly relate to provisions for labor, related legal claims underway in Brazil amounting to 13,782 thousand U.S dollars and other labor liabilities. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 26,763 thousand U.S. dollars and 23,620 thousand U.S. dollars as of December 31, 2020 and 2021, respectively.

"Provisions for taxes" mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims of 2,393 thousand U.S. dollars and 769 thousand U.S. dollars as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, main lawsuits outstanding in the courts in Brazil and in Mexico were as follows:

Brazil

Labor Litigation

As of December 31, 2021, Atento Brasil was involved in 8,411 labor-related disputes (9,208 labor disputes as of December 31, 2020), being 8,271 of labor massive and 56 of outliers and 84 others, filed by Atento's employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 29,134 thousand U.S. dollars (33,598 thousand U.S. dollars on December 31, 2020), of which 16,133 thousand U.S. dollars Labor Massive-related, 2,717 thousand U.S. dollars Labor Outliers-related and 12,544 thousand U.S. dollars Special Labor cases related.

Civil Litigation

As of December 31, 2021, Atento Brasil S.A. is party to 9 civil lawsuits ongoing for various reasons (10 on December 31, 2020) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of the claims is 3,259 thousand U.S. dollars (3,464 thousand U.S. dollars on December 31, 2020).

Tax Litigation

As of December 31, 2021 Atento, Brasil is party to 74 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (42 on December 31, 2020) which, according to the Company's external attorneys, materialization of the risk event is possible. The total amount of these claims is 32,699 thousand U.S. dollars (38,198 thousand U.S dollars on December 31, 2020).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. Tax authorities has challenged the disallowance of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated by the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax for the period of 2012 related to payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,542 thousand Brazilian Reais (approximately 62,028 thousand U.S. dollars considering the current currency exchange rate) and was assessed by the Company's outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020 CARF issued a partially favourable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020 the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,542 thousand Brazilian Reais to 230,771 thousand Brazilian Reais (approximately 40,844 thousand U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,604 thousand Brazilian Reais (approximately 17,979 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

Legal Proceedings – Others

Atento Brasil S.A. an indirect subsidiary of Atento S.A is a party of others judicial and administrative proceedings classified as possible based on the analysis of its legal counsel and external lawyers such as: 1) administrative compensation of amounts collected as social security contributions on transportation vouchers, food stamps and medical expenses. The thesis defended by the Company determines that this taxation is unconstitutional and, therefore, there is the possibility of compensation for the collection referring to the past. High Court has not yet judged the thesis. The exposition calculated by experts refers to $8.0 million as of December 31, 2021.

Mexico

At December 31, 2021, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totalling 14,486 U.S. dollars (Atento Servicios, S.A. de C.V. 10,089 U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,397 U.S. dollars), according to the external labor law firm for possible risk labor disputes.

22) REVENUE

a) Revenue from contracts with customers

The group derives revenue from the transfer of services over time in the following line and geographical regions net of applicable revenue taxes:

	Thousands of U.S. dollars				
2019	**EMEA**	**Americas**	**Brazil**	**Others and Elimination**	**Total**
Sales to other companies	98,568	403,282	598,297	-	1,100,147
Sales to Telefónica Group	134,241	245,909	226,989	-	607,139
Sales to other group companies (*)	-	10,923	2,022	(12,945)	-
Total Revenue	**232,809**	**660,114**	**827,308**	**(12,945)**	**1,707,286**

(*) Includes the allocated revenue among the operating segments.

	Thousands of U.S. dollars				
2020	**EMEA**	**Americas**	**Brazil**	**Others and Elimination**	**Total**
Sales to other companies	113,864	381,133	466,701	-	961,698
Sales to Telefónica Group	120,798	195,804	133,962	-	450,564
Sales to other group companies(*)	-	5,101	8,732	(13,833)	-
Total Revenue	**234,662**	**582,038**	**609,395**	**(13,833)**	**1,412,262**

(*) Includes the allocated revenue among the operating segments.

	Thousands of U.S. dollars				
2021	EMEA	Americas	Brazil	Others and Elimination	Total
Sales to other companies	129,121	427,502	428,418	-	985,041
Sales to Telefónica Group	120,964	203,828	139,392	-	464,184
Sales to other group companies(*)	-	2,595	972	(3,567)	-
Total Revenue	**250,085**	**633,925**	**568,782**	**(3,567)**	**1,449,225**

(*) Includes the allocated revenue among the operating segments.

23) OTHER OPERATING INCOME

Details of other operating income for the years ended December 31, 2019, 2020 and 2021 are as follow:

	Thousands of U.S. dollars		
	2019	2020	2021
Other operating income			
Other operating income (a)	4,539	5,574	10,538
Total	**4,539**	**5,574**	**10,538**

(a) The increase observed in December 31, 2021 is mainly due to a specific agreement among Atento Spain and "Telefônica de España S.A" to boost the digitalization of services rendered.

24) OTHER GAINS

Other gains decreased from 10,477 thousand U.S. dollars in the year ended December 31, 2019 (mostly due to a specific agreement in 2019) to 99 and 35 thousand U.S. dollars in the year ended December 31, 2020 and December 31, 2021 respectively.

25) EXPENSES

a) Supplies

Details of amounts recognized under "Supplies" during the years ended December 31, 2019, 2020 and 2021 are as follow:

	Thousands of U.S. dollars		
	2019	2020	2021
Supplies			

Services rendered	16,044	25,994	43,774
Leases	15,097	14,678	27,500
Purchases of materials	3,061	4,266	3,746
Communications	13,718	11,488	15,863
Expenses with labor unions	1,951	797	18
Other	16,556	15,053	18,868
Total	**66,427**	**72,276**	**109,769**

b) Employee benefit expenses

Details of amounts recognized under "Employee benefit expenses" during the years ended December 31, 2019, 2020 and 2021 are as follow:

	Thousands of U.S. dollars		
	2019	**2020**	**2021**
Employee benefit expenses			
Salaries and wages	946,752	788,297	799,613
Social security	120,353	101,911	108,245
Supplementary pension contributions	2,972	3,111	3,279
Termination benefits	36,065	24,262	23,028
Other welfare costs (*)	194,889	142,827	168,503
Total	**1,301,031**	**1,060,408**	**1,102,668**

(*) "Other welfare costs" as of December 31, 2019, 2020 and 2021 primarily comprise employee benefits as food tickets expenses, transport expenses and health Insurance.

c) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2019, 2020 and 2021 are as follow:

	Thousands of U.S. dollars		
	2019	**2020**	**2021**
Depreciation and amortization			
Intangible assets (Note 6)	57,226	46,981	60,069
Property, plant and equipment (Note 9)	30,049	26,683	24,891
Right-of-use assets (Note 10)	53,507	47,256	48,268
Total	**140,782**	**120,920**	**133,228**

26) OTHER OPERATING EXPENSES

The breakdown of "Other operating expenses" for the years ended December 31, 2019, 2020 and 2021 is as follow:

	Thousands of U.S. dollars		
	2019	**2020**	**2021**
Other operating expenses			
Services provided by third parties	156,868	106,526	95,064
Losses on disposal of fixed assets	352	316	414
Taxes other than income tax	9,494	11,610	4,344

Other management expenses	64	259	123
Total	**166,778**	**118,711**	**99,945**

Details of "Services provided by third parties" under "Other operating expenses" are as follow:

	Thousands of U.S. dollars		
	2019	**2020**	**2021**
Services provided by third parties			
Leases (*)	18,029	13,202	2,010
Installation and maintenance	25,586	23,775	22,102
Lawyers and law firms	4,734	3,157	3,695
Tax advisory services	218	14	-
Consultants	17,805	11,584	15,305
Audits and other related services	1,628	1,187	1,987
Other external professional services	44,070	24,779	30,441
Publicity, advertising and public relations	6,677	3,556	3,048
Insurance premiums	547	1,517	1,267
Travel expenses	6,021	1,631	784
Utilities	25,790	17,736	6,550
Banking and similar services	2,307	971	414
Other	3,456	3,417	7,461
TOTAL	**156,868**	**106,526**	**95,064**

(*) For 2019, 2020 and 2021, the amount is related to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets.

27) NET FINANCE EXPENSE

The breakdown of "Finance Income" and "Finance cost" for the years ended December 31.2019,2020 and 2021 are as follow:

	Thousands of U.S. dollars		
	2019	**2020**	**2021**
Finance income			
Interest from third parties and hyperinflationary adjustment in Argentina [a]	20,045	15,683	15,506
Total finance income	**20,045**	**15,683**	**15,506**
Finance costs			
Interest accrued to third parties	(65,680)	(66,719)	(83,555)
Discounts to the present value of provisions and other liabilities	(2,405)	(3,574)	(8,334)
Total finance costs [b]	**(68,085)**	**(70,293)**	**(91,889)**

(a) Contain a positive impact of 7,122 thousand of U.S. dollars for the year ended December 31, 2021 (5,285 thousand of U.S. dollars for the year ended December 31, 2020) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.

(b) The increase in finance costs in 2020 and 2021 was mainly driven by refinancing of the Senior Secured Notes - Atento Luxco 1 redeemed all of the outstanding amount of the 2022 Senior Secured Notes through a cash tender offer and redemption. The notes were called at a premium, resulting in a total call cost of $7.6 million recorded in finance costs in 2021, along with the remaining balance of the 2022 Senior Secured Notes issuance amortized cost.

The breakdown of "Change in fair value of financial instruments" and "Net foreign exchange gain/(loss)" is shown in the table below:

Thousands of U.S. dollars	2019		
	Gains	Losses	Net
Foreign exchange gains/(losses)			
Loans and receivables	1,822	261	**2,083**
Current transactions	210,245	(221,408)	**(11,163)**
Total	**212,067**	**(221,147)**	**(9,080)**

Thousands of U.S. dollars	2020		
	Gains	Losses	Net
Foreign exchange gains/(losses)			
Loans and receivables	6,805	(2,995)	**3,810**
Current transactions	48,992	(80,620)	**(31,628)**
Total	**55,797**	**(83,615)**	**(27,818)**

Thousands of U.S. dollars	2021		
	Gains	Losses	Net
Fair value of financial instruments	-	(42,285)	**(42,285)**
Fair value of financial instruments	-	**(42,285)**	**(42,285)**
Foreign exchange gains/(losses)			
Loans and receivables	3,771	(1,979)	**1,792**
Current transactions	46,188	(30,311)	**15,877**
Total	**49,959**	**(32,290)**	**17,669**

28) SEGMENT INFORMATION

The CEO is the Chief Operating Decision Maker ("CODM"). Management has determined the operating segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and assessing performance. The results measurement used by the CEO to assess the performance of the Atento Group's segments is the EBITDA (as defined below).

The CEO considers the business from the geographical perspective in the following areas:

• EMEA, which combines the activities carried out regionally in Spain.

• The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.

• Brazil, which is managed separately in view of its different language and major importance.

The Atento Group uses EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA provides an important measure of the segment's operating performance because it allows management to evaluate and compare the segments' operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss)

for the period before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization.

EBITDA is a commonly reported measure and are widely used among analysts, investors and other interested parties in the Atento Group's industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA should not be considered as an alternative to the profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flow from operating activities as a measurement of our liquidity.

The following tables present financial information for the Atento Group's operating segments for the years ended December 31, 2019, 2020 and 2021 (in thousand U.S. dollars):

a) Disaggregated revenue information

For the year ended December 31, 2019

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and eliminations**	**Total Group**
Revenue					
Sales to other companies	98,568	403,282	598,297	-	1,100,147
Sales to Telefónica Group	134,241	245,909	226,989	-	607,139
Sales to other group companies (*)	-	10,921	2,022	(12,943)	-
Total Revenue	**232,809** -	**660,112** -	**827,308** -	**(12,943)** -	**1,707,286**
Income/(Expenses)					
Supplies	(18,028)	(13,680)	(39,241)	4,522	(66,427)
Employee benefit expenses	(186,830)	(509,963)	(599,954)	(4,284)	(1,301,031)
Impairment charges	-	(30,909)	-	-	(30,909)
Changes in trade provision	-	(2,376)	(1,355)	-	(3,730)
Other operating income and expense	(10,964)	(72,452)	(89,877)	21,530	(151,763)
EBITDA	**16,987**	**30,734**	**96,881**	**8,824**	**153,426**
Depreciation and amortization					(140,782)
Net finance expense					(57,120)
Profit/(loss) before income tax					**(44,476)**
Other disclosures					
Capital expenditure	3,312	22,370	40,570	-	66,252
Intangible, Goodwill and PP&E	48,712	186,111	342,954	623	578,400
Allocated assets (**)	388,416	557,822	711,563	(353,190)	1,304,611
Allocated liabilities	139,834	294,227	577,009	86,521	1,097,591

(*) Includes the allocated revenue among the operating segments.

For the year ended December 31, 2020

	Thousands of U.S. dollars				
	EMEA	**Americas**	**Brazil**	**Other and eliminations**	**Total Group**
Revenue					
Sales to other companies	113,864	381,133	466,701	-	961,698
Sales to Telefónica Group	120,798	195,804	133,962	-	450,564
Sales to other group companies(*)	-	5,101	8,732	(13,833)	-
Total Revenue	**234,662**	**582,038**	**609,395**	**(13,833)**	**1,412,262**
Income/(Expenses)					
Supplies	(27,464)	(11,902)	(36,302)	3,392	(72,276)
Employee benefit Expenses	(172,950)	(451,801)	(430,417)	(5,240)	(1,060,408)
Changes in trade provision	(305)	(1,665)	(3,323)	-	(5,293)
Other operating income and expense	(18,593)	(64,072)	(61,139)	30,767	(113,037)
EBITDA	**15,349**	**52,598**	**78,214**	**(15,086)**	**161,247**
Depreciation and amortization					(120,920)
Net finance expense					(82,428)
Profit/(loss) before income tax					**(42,100)**
Other disclosures					
Capital expenditure	3,234	8,931	23,699	10	35,874
Intangible, Goodwill and PP&E	47,759	150,100	240,032	496	438,387
Allocated assets (**)	400,010	545,587	539,222	(308,696)	1,176,123
Allocated liabilities	153,405	309,118	451,376	142,548	1,056,447

(*) Includes the allocated revenue among the operating segments.

For the year ended December 31, 2021

	Thousands of U.S. dollars				
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Revenue					
Sales to other companies	129,121	427,502	428,418	-	985,041
Sales to Telefónica Group	120,964	203,828	139,392	-	464,184
Sales to other group companies (*)	-	2,595	972	(3,567)	-
Total Revenue	**250,085**	**633,925**	**568,782**	**(3,567)**	**1,449,225**
Income/(Expenses)					
Supplies	(48,830)	(11,497)	(51,928)	2,486	(109,769)
Employee benefit expenses	(164,267)	(493,246)	(435,506)	(9,649)	(1,102,668)
Impairment charges	-	(1,977)	-	-	(1,977)
Changes in trade provision	(583)	(280)	1,159	-	296
Other operating income and expense	(9,785)	(67,416)	(35,815)	23,644	(89,372)
EBITDA	**26,620**	**59,509**	**46,692**	**12,914**	**145,735**
Net finance expense					(100,999)
Depreciation and amortization					(133,228)
Profit/(loss) before income tax					**(88,492)**
Other disclosures					
Capital expenditure	7,745	33,338	60,408	3	101,494
Intangible, Goodwill and PP&E	36,877	149,891	233,877	281	420,926
Allocated assets (**)	360,689	551,671	534,144	(326,315)	1,120,189
Allocated liabilities	133,057	346,894	483,271	149,759	1,112,981

(*) Includes the allocated revenue among the operating segments.

(**) Allocated assets include adjustment at corporate level related to intangible assets arised from business combination due Bain Capital acquisition.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,		
	2019	2020	2021
Country			
Spain	232,697	234,662	250,085
Other and eliminations (*)	112	-	-
EMEA	**232,809**	**234,662**	**250,085**
Argentina	98,237	67,905	77,511
Chile	99,881	82,188	79,706
Colombia	72,609	70,970	79,003
El Salvador	16,933	17,507	21,384
United States	43,640	62,262	91,946
Guatemala	11,620	6,232	4,624
Mexico	179,835	161,492	174,536
Peru	116,202	85,375	74,457
Puerto Rico	12,278	16,689	16,979
Uruguay	2,314	2,298	2,711
Panama	3,683	3,615	744
Nicaragua	3,864	3,314	527
Costa Rica	7,493	8,022	12,461
Other and eliminations (*)	(8,475)	(5,831)	(2,664)
Americas	**660,114**	**582,038**	**633,925**
Brazil	825,286	600,663	567,810
Other and eliminations (*)	2,022	8,732	972
Brazil	**827,308**	**609,395**	**568,782**
Other and eliminations (*)	**(12,945)**	**(13,833)**	**(3,567)**
Total revenue	**1,707,286**	**1,412,262**	**1,449,225**

(*) Includes holding company level revenues and consolidation adjustments.

29) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the years ended December 31,		
	2019	2020	2021
Result attributable to equity owners of the Company			
Atento's (loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(81,306)	(46,880)	(92,950)
Weighted average number of ordinary shares (*) (1)	14,446,297	14,082,904	14,062,191
Basic earnings/(loss) per share (in U.S. dollars) (*)	**(5.63)**	**(3.33)**	**(6.61)**

(*) As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	For the years ended December 31,		
	2019	2020	2021
Result attributable to equity owners of the Company			
Atento's profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(81,306)	(46,880)	(92,950)
Adjusted weighted average number of ordinary shares (*) (1)	14,446,297	14,082,904	14,062,191
Diluted earnings/(loss) per share (in U.S. dollars) (*) (1)	**(5.63)**	**(3.33)**	**(6.61)**

(*) As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, adjusted weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

(1) As of December 31, 2020 and 2021, potential ordinary shares of 1,729,548 and 6,958,751 respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the years are anti-dilutive.

30) COMMITMENTS

We do not have any off-balance sheet arrangements other than short-term or low-value leases (already disclosure) and guarantees. The following table shows the decrease in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. Of these guarantees, as of December 2021 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and labor related procedures. The Company's directors consider that no contingencies will arise from these guarantees in addition to those already recognized. There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

Guarantees

As of December 31, 2020 and 2021, the Atento Group has guarantees to third parties of 307,403 thousand U.S. dollars and 277,137 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2020 and 2021 are as follow:

	Thousands of U.S. dollars	
	2020	2021
Guarantees		
Financial, labor-related, tax and rental transactions	119,356	126,184
Contractual obligations	187,962	150,796
Other	85	157
Total	**307,403**	**277,137**

The Company's directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relates to tax and labor proceedings.

31) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group's key management personnel in 2020 and 2021. The total remuneration presented in the table below are classified as short-term employee benefits, except for the share-based compensation.

	Thousands of U.S. dollars	
Intangible assets (Note 6)	**2020**	**2021**
Salaries and variable remuneration	**6,137**	**8,489**
Salaries	2,359	2,803
Share-based compensation	2,493	3,938
Variable remuneration	1,285	1,748
Payment in kind	289	325
Medical insurance	77	80
Life insurance premiums	64	72
Other	148	173
Total	**6,426**	**8,814**

32) SUBSEQUENT EVENTS

Bank Borrowings

On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023.

Cross-Currency Swaps

On January 04, 2022, Atento Luxco 1 S.A. unwound the 80.0 million U.S dollars principal exchange in the USD/BRL cross-currency swap entered with Morgan Stanley on February 26, 2021. The resulting cross-currency swap with Morgan Stanley is now coupon-only and the BRL pay leg rate was reduced from 182.0% to 142.25% of the CDI (Brazilian Interbank Market Rate).

On March 23, 2022, Atento Luxco 1 S.A. unwound the full EUR/USD cross-currency swap entered with Nomura on February 25, 2021. The resulting fair value of 4,130 thousand U.S. dollars will be credited on March 25, 2022.

Capital Increase

On January 14, 2022, the Board approved a share capital increase of 451,667 issued shares by an amount of 1,1 thousand U.S dollars to support the vested shared-based payment, increasing the number of outstanding shares to 15,451,667.

33) PARENT COMPANY FINANCIAL INFORMATION

In accordance with the requirements of SEC Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information for the financial position, income statement, statement of other comprehensive income and cash flows of a Parent Company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

A registrant with a consolidated shareholders' deficit is considered to have a net asset base of zero for the purpose of computing its proportionate share of the restricted net assets of consolidated subsidiaries. As a result, any restrictions placed on the net assets of subsidiaries with positive equity would result in the 25% threshold being met and a corresponding requirement to provide parent company financial information. Therefore, this Parent Company financial information is being presented due to the restrictions of our Super Senior Credit Facility issued by the intermediate holding Luxco 1 S.A. and all subsidiaries below, some subsidiaries are restricted to transfer dividends to the Parent Company (see note 17).

In consequence, the separate financial statements of the Parent Company are presented below:

ATENTO S.A.

CONDENSED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,	
ASSETS	**2020**	**2021**
NON - CURRENT ASSETS		
Investments	616,634	551,823
Other receivables from group companies	4,853	8,676
TOTAL NON-CURRENT ASSETS	**621,487**	**560,499**
CURRENT ASSETS		
Other receivables from group companies	6,523	6,996
Other taxes recoverable	1,161	198
Cash and Cash equivalents	1,520	799
TOTAL CURRENT ASSETS	**9,204**	**7,993**
TOTAL ASSETS	**630,691**	**568,492**

ATENTO S.A.
CONDENSED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,	
LIABILITIES	**2020**	**2021**
CURRENT LIABILITIES		
Other payables to group companies	21,087	16,297
Other taxes payables	1,701	336
Provisions	487	2,474
TOTAL CURRENT LIABILITIES	**23,275**	**19,107**
NON-CURRENT LIABILITIES		
Non-trade payables	1,706	2,540
TOTAL NON-CURRENT LIABILITIES	**1,706**	**2,540**
TOTAL LIABILITIES	**24,981**	**21,647**
NET ASSETS	**605,711**	**546,847**
EQUITY		
Share capital	49	49
Net Investment Share premium	543,848	546,747
Treasury shares	(12,312)	(12,911)
Retained earnings	17,433	16,958
Translation differences	41,310	(21,340)
Stock-based compensation	15,383	17,344
TOTAL EQUITY	**605,711**	**546,847**

ATENTO S.A.

CONDENSED STATEMENTS OF (LOSS)/PROFIT

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,		
	2019	2020	2021
Operating loss	(1,933)	(656)	(612)
Net finance expense	(53)	878	(508)
(LOSS)/PROFIT BEFORE INCOME TAX	**(1,986)**	**222**	**(1,120)**
Income tax expense	-	-	-
(LOSS)/PROFIT FOR THE YEAR	**(1,986)**	**222**	**(1,120)**

ATENTO S.A.

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,		
	2019	2020	2021
(Loss)/Profit for the year	(1,986)	222	(1,120)
Other comprehensive income to be reclassified to profit and loss in subsequent periods:			
Translation differences	(9,798)	42,931	(21,339)
Other comprehensive (loss)/income	(9,798)	42,931	(21,339)
Total comprehensive (loss)/income	(11,784)	43,153	(22,459)

ATENTO S.A.

CONDENSED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2020 and 2021

(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,		
	2019	2020	2021
Operating activities			
Profit/(loss) before income tax	**(1,986)**	**222**	**(1,120)**
Adjustments to reconcile profit/(loss) before tax to net cash			
Changes in trade provisions	-	-	18
Share-based payment expense	-	716	746
Finance income	(88)	(90)	(93)
Finance costs	204	196	92
Net foreign exchange differences	(63)	(984)	509
	53	**(162)**	**1,272**
Changes in working capital:			
Changes in trade and other receivables	328	(2,704)	(922)
Changes in trade and other payables	3,284	1,964	546
Other payables	1,601	3,384	(229)
	5,213	**2,644**	**(605)**
Interest paid	-	-	11
Interest received	-	-	345
	-	-	**356**
Net cash flows from operating activities	**3,280**	**2,704**	**(97)**
Financing activities			
Acquisition of treasury shares	(11,141)	(1,328)	(507)
Proceeds from borrowing from group companies	6,378	-	-
Net cash flows provided by/(used in) financing activities	**(4,763)**	**(1,328)**	**(507)**
Net (decrease)/increase in cash and cash equivalents	**(1,483)**	**1,376**	**(604)**
Effect of exchange rate changes on cash	14	31	(117)
Cash and cash equivalents at beginning of year	**1,582**	**113**	**1,520**
Cash and cash equivalents at end of year	**113**	**1,520**	**799**

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of preparation

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except for the investment in subsidiaries that are recognized and measured at cost less any identified impairment loss.

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements.

Reconciliation (in thousands of U.S. dollars)

IFRS loss reconciliation	**For the year ended December 31,**		
	2019	**2020**	**2021**
Company IFRS profit/(loss) for the year	(1,986)	221	(1,120)
Additional loss if subsidiaries had been accounted for using the equity method	(79,320)	(47,102)	(91,830)
Consolidated IFRS loss for the year	**(81,306)**	**(46,881)**	**(92,950)**

IFRS Equity reconciliation	**For the year ended December 31,**	
	2020	**2021**
Parent shareholders' equity	605,710	546,845
Additional equity if subsidiaries had been accounted for using the equity	(486,034)	(559,720)
Consolidated IFRS shareholders' equity	**119,676**	**(12,875)**

Atento S.A.
Société anonyme
Registered office: 1 rue Hildegard Von Bingen, L-1282 Luxembourg
R.C.S. Luxembourg: B 185.761
(the "Company")

Report of the board of directors of the Company to the extraordinary general meeting of shareholders of the Company with respect to the waiver of the preferential subscription right of shareholders in the framework of an authorized capital

---

The board of directors of the Company contemplates to propose to the extraordinary general meeting of shareholders of the Company convened on 29 June 2022 (the "EGM") (i) renewing the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital currently set at nine hundred ninety-nine million nine hundred ninety-six thousand Euros and two cents (EUR 999,996,000.02) (excluding the issued share capital) during a period of five years starting from the date of publication of the resolutions of the EGM in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*) and (ii) renewing the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders in relation to the issue of shares of the Company within the limits of the authorized capital for the same period.

* * * * *

1. The Company's issued share capital currently amounts to thirty-five thousand one Euros and ninety-eight cents (EUR 35,001.98), represented by fifteen million four hundred fifty-one thousand six hundred sixty-seven (15,451,667) shares without nominal value.

2. The authorized capital may be used for the following purposes:

   - to raise capital or funds via a private or public offerings or placements (with institutional, qualified, professional, retail and/or other investors, as the case may be), to strengthen the capital or net equity of the Company, or to finance its business activities or new business initiatives;

   - for share exchanges and/or to raise funds to finance (in whole or in part) takeovers or acquisitions of companies, businesses or assets, or other types of mergers, partnerships or strategic alliances;

   - to attract new partners or important shareholders to the capital structure of the Company, or to broaden the international dimension of the shareholders' structure; or

   - to issue shares, stock options, warrants and other securities to the personnel, directors and consultants of the Company and its subsidiaries, and to structure stock based incentive or remuneration plans for such personnel, directors and consultants.

3. The authorized capital may further be used for the following purposes:

- in favor of the employees of the Company, or to certain classes of such employees and authorization to the board of directors to fix the conditions and terms of allocation, which may include a vesting period and a minimum of mandatory holding of shares by the beneficiaries,

- in favor of:

  (i) the employees of the companies' or economic interest groupings, of which ten percent (10%) at least of the share capital or voting rights are held directly or indirectly by the Company and authorization to the board of directors to determine the conditions and terms of allocation, which may include a vesting period and a minimum of mandatory holding of shares by the beneficiaries;

  (ii) the employees of the companies' or economic interest groupings, holding at least ten percent (10%) of the share capital or voting rights of the Company and authorization to the board of directors to determine the conditions and terms of allocation, which may include a vesting period and a minimum of mandatory holding of shares by the beneficiaries;

  (iii) the employees the companies' or economic interest groupings, of which fifty percent (50%) at least of the share capital or voting rights are held directly or indirectly by a company which holds itself, directly or indirectly fifty percent (50%) of the share capital of the Company and authorization the board of directors to determine the conditions and terms of allocation, which may include a vesting period and a minimum of mandatory holding of shares by the beneficiaries;

  (iv) the members of the corporate bodies of the Company or of the companies or economic interest groupings above mentioned, or to certain classes of them.

4. It is contemplated that the new shares will be issued at a subscription price which shall be at least equal to the shares accounting par value (*pair comptable*) depending in all cases on the corporate interest of the Company at the date of issuance, and as the case may be, with or without issue premium, with or without reserving pre-emptive rights for existing shareholders and with or without attached thereto such restrictions, , against payment in cash or in kind, by conversion of claims, incorporation of reserves, issue premium or share premium or in any other manner, and in particular by converting the loans granted by the shareholders (irrespective whether they can be repaid by the Company) into equity, at the place, date of the issue, price, terms and conditions of subscription for and paying up upon the new shares determined by the board of directors.

5. In view of the foregoing, the board of directors has prepared this report in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended, and proposes to the general meeting of shareholders to renew the authorized capital within the limit of the authorized share capital currently set at nine hundred ninety-nine million nine hundred ninety-six thousand Euros and two cents (EUR 999,996,000.02) (excluding the issued share capital), to grant the authorization to the board of directors to issue shares of the Company or to grant options to subscribe for shares, and to issue any other instruments convertible into shares to persons and on such

terms as it shall see fit and specifically to proceed to such issue with or without reserving a pre-emptive subscription right for existing shareholders in a period of five (5) years as from the date of publication of the resolutions of the EGM in the Luxembourg Official Gazette (*Recueil Electronique des Sociétés et Associations*).

* * * * *

In Luxembourg, on **May 31, 2022**.

For and on behalf of the board of directors.


By: Robert William Payne
Title: Director and Chairman

DRAFT AMENDED AND RESTATED ARTICLES OF ASSOCIATION AND PROPOSED AMENDMENTS

PROJET DE STATUTS COORDONNÉS ET MODIFICATIONS PROPOSÉES

"Atento S.A."
Société Anonyme
1, rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg: **B185761**

I. AMENDED AND RESTATED ARTICLES OF ASSOCIATION / *PROJET DE STATUTS COORDONNÉS*

A. NAME - PURPOSE – DURATION - REGISTERED OFFICE

Article 1 Name

There exists a public limited company (société anonyme) under the name "**Atento S.A.**" (hereinafter the "**Company**") which shall be governed by the law of 10 August 1915 concerning commercial companies, as amended (the "**Law**"), as well as by the present articles of association.

Article 2 Purpose

2.1 The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

2.2 The Company may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company.

2.3 The Company may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any type in accordance with Luxembourg law.

2.4 The Company may carry out any commercial, industrial, financial, real estate, intellectual property or other activities which it considers useful for the accomplishment of these purposes.

Article 3 Duration

3.1 The Company is incorporated for an unlimited period of time.

3.2 It may be dissolved at any time and with or without cause by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article 4 Registered office

4.1 The registered office of the Company is in the municipality of Luxembourg, Grand Duchy of Luxembourg.

4.2 The board of directors may transfer the registered office of the Company within the same

municipality or to any other municipality in the Grand Duchy of Luxembourg and, if necessary, subsequently amend these articles of association to reflect such change of registered office.

4.3 Branches or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a resolution of the board of directors.

4.4 In the event that the board of directors determines that extraordinary political, economic or social circumstances or natural disasters have occurred or are imminent that would interfere with the normal activities of the Company at its registered office, the registered office may be temporarily transferred abroad until the complete cessation of these extraordinary circumstances; such temporary measures shall not affect the nationality of the Company which, notwithstanding the temporary transfer of its registered office, shall remain a Luxembourg company.

B. SHARE CAPITAL – SHARES

5.1 The Company's share capital is set at thirty-five thousand one Euros and ninety-eight cents (EUR 35,001.98), represented by fifteen million four hundred fifty-one thousand six hundred sixty-seven (15,451,667) shares without nominal value.

5.2 The Company's issued share capital may be increased or reduced (i) by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association or (ii) as set out in article 6 hereof.

5.3 Subject to article 6.2 of these articles of association, any new common shares to be paid for in cash will be offered by preference to the existing shareholder(s) in proportion to the number of common shares held by them in the Company's issued share capital. The board of directors shall determine the period of time during which such preferential subscription right may be exercised. This period may not be less than thirty (30) days from the date of the opening of the subscription as published on the Recueil électronique des sociétés et associations, the central electronic platform of the Grand Duchy of Luxembourg (the "**RESA**") and two Luxembourg newspapers in accordance with the Law. However, subject to the provisions of the Law, the general meeting of shareholders called (i) to resolve upon an increase of the Company's issued share capital or (ii) at the occasion of an authorization granted to the board of directors to increase the Company's issued share capital, may limit or suppress the preferential subscription right of the existing shareholder(s) or authorize the board of directors to do so. Such resolution shall be adopted in the manner required for an amendment to these articles of association.

Article 6 Authorized Capital and Bonus Shares

6.1 The Company's authorized capital, excluding the issued share capital, is set at at nine

hundred ninetynine million nine hundred ninety-six thousand Euros and two cents (EUR 999,996,000.02).

6.2 The board of directors is hereby authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a preferential subscription right for the existing shareholders during a period of time of five (5) years starting from the date of publication of the deed resolving upon the applicable renewal in the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations).

6.3 The authorized capital of the Company may be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendments of these articles of association.

6.4 The board of directors is authorized to allocate existing shares of the Company without consideration or to issue new shares (the "**Bonus Shares**") paid-up out of available reserves (i) to employees of the Company or to certain classes of such employees, (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights, (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights of the Company, (iv) to employees of companies or economic interest groupings in which at least fifty per cent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty per cent (50%) of the share capital of the Company and/or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above (the "**Beneficiaries of Bonus Shares**"). The board of directors sets the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares.

6.5 The above authorizations may be renewed through a resolution of the general meeting of the shareholders adopted in the manner required for an amendment of these articles of association and subject to the provisions of the Law, each time for a period not exceeding five (5) years.

Article 7 Shares

7.1 The Company's share capital is divided into common shares, without nominal value.

7.2 The common shares of the Company are in registered form only. No fractional common shares shall be issued.

7.3 The common shares are freely transferable, subject to the provisions of the Law and these articles of association. The Company may repurchase its common shares and hold them in treasury subject to the conditions of the Law.

7.4 The Company will recognize only one holder per share. In case a share is owned by several persons, they shall appoint a single representative who shall represent them towards the Company. The Company has the right to suspend the exercise of all rights attached to that share until such representative has been appointed.

7.5 Death, suspension of civil rights, dissolution, bankruptcy or insolvency or any other similar event regarding any of the shareholders shall not cause the dissolution of the Company

7.6 A register of shares shall be kept at the registered office of the Company, where it shall be available for inspection by any shareholder. Ownership of registered shares will be established by inscription in such register or, in the event separate registrars have been appointed pursuant to article 7.7, in such separate register(s). Certificates of such registration shall be issued by the Company or, as the case may be, the registrar, upon request and at the expense of the relevant shareholder and, in the situation described by article 7.10 of these articles of association, to the Depositary (as defined below).

Without prejudice to the conditions for transfer by book entries provided for in article 7.10 of these articles of association, a transfer of registered common shares shall be carried out by means of a declaration of transfer entered in the relevant register, dated and signed by the transferor and the transferee or by their duly authorized representatives or by the Company upon notification of the transfer or acceptance of the transfer by the Company. The Company may accept and enter in the relevant register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee.

7.7 The Company may appoint registrars in different jurisdictions who will each maintain a separate register for the registered shares entered therein and the holders of shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register. The board of directors may however impose transfer restrictions for common shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions in compliance with the

requirements applicable therein. A transfer to the register kept at the Company's registered office may always be requested.

7.8 The board of directors may however impose transfer restrictions for common shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions in compliance with the requirements applicable therein. A transfer to the register kept at the Company's registered office may always be requested.

7.9 Subject to the provisions of article 7.10 and article 7.13, the Company may consider the person in whose name the registered common shares are registered in the register of shareholders as the full owner of such registered common shares. In the event that a holder of registered common shares does not provide an address in writing to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the register of shareholders and such holder's address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder in writing. The holder may, at any time, change his address as entered in the register of shareholders by means of written notification to the Company.

7.10 The common shares may be held by a holder (the "**Holder**") through a securities settlement system or a Depositary (as this term is defined below). Subject to applicable law, the Holder of common shares held in such fungible securities accounts has the same rights and obligations as if such Holder held the common shares directly. The common shares held through a securities settlement system or a Depositary shall be recorded in an account opened in the name of the Holder and may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, the Company will make dividend payments, if any, and any other payments in cash, common shares or other securities, if any, only to the securities settlement system or Depositary recorded in the register of shareholders or in accordance with the instructions of such securities settlement system or Depositary. Such payment will grant full discharge of the Company's obligations in this respect.

7.11.The board of directors may decide that no entry shall be made in the share register and no notice of a transfer shall be recognized by the Company and the registrar(s) during the period starting on the Record Date (as defined below) and ending on the closing of the relevant general meeting.

7.12 All communications and notices to be given to a registered shareholder shall be deemed

validly made if made to the latest address communicated by the shareholder to the Company in accordance with article 7.9 or, if no address has been communicated by the shareholder, the registered office of the Company or such other address as may be so entered by the Company in the register from time to time according to article 7.10.

7.13 Where common shares are in registered form and are recorded in the Company's share register in the name of or on behalf of a securities settlement system or the operator of such system and recorded as book-entry interests in the accounts of a financial institution or a professional depositary or sub-depositary (any such institution, depositary and sub-depositary being referred to hereinafter as a "**Depositary**"), the Company, subject to having received from the Depositary a proper certification of such record position, will permit the depositor of such book-entry interests to exercise the rights attached to the common shares corresponding to the book-entry interests of the relevant depositor, including receiving notices of general meetings, admission to and voting at general meetings, and shall consider the Depositary to be the holder of the common shares corresponding to the book entry interests for purposes of this article 7 of these articles of association (the "**Certificates**"). The board of directors may determine formal requirements with which such Certificates must comply.

C. GENERAL MEETINGS OF SHAREHOLDERS

Article 8 Powers of the general meeting of shareholders

8.1 The shareholders exercise their collective rights in the general meeting of shareholders. Any regularly constituted general meeting of shareholders of the Company shall represent the entire body of shareholders of the Company. The general meeting of shareholders is vested with the powers expressly reserved to it by the Law and by these articles of association.

8.2 If the Company has only one shareholder, any reference made herein to the "general meeting of shareholders" shall be construed as a reference to the "sole shareholder", depending on the context and as applicable and powers conferred upon the general meeting of shareholders shall be exercised by the sole shareholder.

Article 9 Convening of general meetings of shareholders

9.1 The general meeting of shareholders of the Company may at any time be convened by the board of directors, to be held at such place and on such date as specified in the convening notice of such meeting.

9.2 The general meeting of shareholders must be convened by the board of directors upon request in writing indicating the agenda, addressed to the board of directors by one or several shareholders

representing at least ten percent (10%) of the Company's share capital. In such case, the general meeting of shareholders shall be held within a period of one (1) month from the receipt of such request.

9.3 The convening notice for every general meeting of shareholders shall contain the date, time, place and agenda of the meeting and may be made through announcements filed with the Luxembourg Trade and Companies' Register and published at least fifteen (15) days before the meeting on the RESA and in a Luxembourg newspaper. In such case, notices by mail shall be sent at least eight (8) days before the meeting to the registered shareholders by ordinary mail (lettre missive). Alternatively, the convening notices may be exclusively made by registered mail or, if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication.

9.4 In the event the common shares of the Company are listed on a foreign stock exchange, any general meeting of shareholders shall be convened in accordance with the requirements of such foreign stock exchange applicable to the Company.

9.5 In the event the common shares of the Company are not listed on any foreign stock exchange, all shareholders recorded in the register of shareholders on the date of the general meeting of the shareholders are entitled to be admitted to the general meeting of shareholders. If the common shares of the Company are listed on a foreign stock exchange, the board of directors may determine a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the "**Record Date**"), which may not be less than five (5) days before the date of the meeting. In such case, any shareholder, Holder or Depositary, as the case may be, who wishes to attend the general meeting must inform the Company thereof no later than three (3) business days prior to the date of such general meeting, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system with a Depositary, a shareholder wishing to attend a general meeting of shareholders should either (i) receive from such Depositary one or more Certificates regarding the number of common shares recorded in the relevant account on the Record Date or (ii) provide voting instructions in respect of their common shares to their Depositary. The Certificates should be submitted to the Company (or its agent appointed in the convening notice) no later than three (3) business days prior to the date of the relevant general meeting. Proxies and voting forms relating to such general meeting must be remitted at the same time. The board of directors may set a shorter period for the submission of the Certificates, proxies or voting forms.

Article 10 Conduct of general meetings of shareholders

10.1 The annual general meeting of shareholders shall be held in Luxembourg at the registered office of the Company or at such other place in Luxembourg as may be specified in the convening notice of such meeting. If such day is a legal or banking holiday, the annual general meeting shall be held on the next following business day. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices.

10.2 A board of the meeting shall be formed at any general meeting of shareholders, composed of a chairman, a secretary and a scrutineer, each of whom shall be appointed by the general meeting of sharesholder and who need neither be shareholders, nor members of the board of directors. The board of the meeting shall especially ensure that the meeting is held in accordance with applicable rules and, in particular, in compliance with the rules in relation to convening, majority requirements, vote tallying and representation of shareholders.

10.3 An attendance list must be kept at any general meeting of shareholders.

10.4 A shareholder (including a Depositary) may act at any general meeting of shareholders by appointing another person as his proxy in writing by a signed document transmitted by mail or by facsimile, electronic mail or any other means of communication authorized by the board of directors. One person may represent several or even all shareholders.

10.5 Shareholders taking part in a meeting of shareholders by conference call, through video conference or by any other means of communication allowing their identification and allowing that all persons taking part in the meeting hear one another on a continuous basis and allowing an effective participation of all such persons in the meeting, are deemed to be present for the computation of the quorums and votes, subject to such means of communication being made available at the place of the meeting.

10.6 Each shareholder may vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication authorized by the board of directors and delivered to the Company's registered office or to the address specified in the convening notice. The shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposal submitted to the decision of the meeting, as well as for each proposal three boxes allowing the shareholder to vote in favour of, against, or abstain from voting on each proposed resolution by ticking the appropriate box.

10.7 Voting forms which, for a proposed resolution, do not show only (i) a vote in favour or (ii) a vote against the proposed resolution or (iii) an abstention are void with respect to such resolution. The

Company shall only take into account voting forms received no later than three (3) business days prior to the general meeting which they relate to. The board of directors may set a shorter period for the submission of voting forms.

10.8 The board of directors may determine other terms or set conditions that must be respected by a shareholder to participate in any meeting of shareholders in the convening notice (including, but not limited to, longer notice periods).

Article 11 Quorum and vote

11.1 Each common share entitles the holder thereof to one vote in any meetings of shareholders, subject to the provisions of Luxembourg law.

11.2 Except as otherwise required by the Law or these articles of association, resolutions at a general meeting of shareholders duly convened shall be adopted by a simple majority of the votes validly cast regardless of the portion of capital represented. Abstentions and nil votes shall not be taken into account for the calculation of the majority.

Article 12 Amendments of the articles of association

Except as otherwise provided herein, these articles of association may be amended by a majority of at least two thirds (2/3) of the votes validly cast at a general meeting at which a quorum of more than half (1/2) of the Company's share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the Law and these articles of association which may deliberate regardless of the quorum and at which resolutions are taken at a majority of at least two-thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account.

Article 13 Change of nationality

The shareholders may change the nationality of the Company in the manner required for the amendment to the articles of association.

Article 14 Adjournment of general meeting of shareholders

Subject to the provisions of the Law, the board of directors may adjourn any general meeting of shareholders for four (4) weeks. The board of directors shall do so at the request of shareholders representing in the aggregate at least twenty percent (20%) of the issued share capital of the Company. In the event of an adjournment, any resolution already adopted by the general meeting of shareholders shall be cancelled.

Article 15 Minutes of general meetings of shareholders

15.1 The board of any general meeting of shareholders shall draw up minutes of the meeting which

shall be signed by the members of the board of the meeting as well as by any shareholder upon its request.

15.2 Any copy and excerpt of such original minutes to be produced in judicial proceedings or to be delivered to any third party, shall be certified as a true copy of the original by the notary having had custody of the original deed, in case the meeting has been recorded in a notarial deed, or shall be signed by the chairman of the board of directors or by any two of its members.

D. MANAGEMENT

Article 16 Composition and powers of the board of directors

16.1 The Company shall be managed by a board of directors composed of at least three (3) but no more than fifteen (15) members. The directors of the Company shall be divided into three (3) classes as nearly equal in size as is practicable, designated Class I, Class II and Class III. Unless revoked in accordance with article 18.4 hereof, the term of office of the initial Class I directors shall expire at the first annual meeting of shareholders occurring after the date of publication of the resolution of the general meeting of shareholders taken on 29 September 2014 on the RESA (the "**Filing Date**"), the term of office of the initial Class II directors shall expire at the second annual meeting of shareholders occurring after the Filing Date, and the term of office of the initial Class III directors shall expire at the third annual meeting of the shareholders occurring after the Filing Date. Unless revoked in accordance with article 18.4 hereof, at each annual meeting after the first annual meeting of shareholders occurring after the Filing Date, each director appointed to the class of directors expiring at such annual meeting shall be appointed to hold office until the third succeeding annual meeting and until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement. If the number of directors divided into classes as set forth herein is hereafter changed, any newly created directorship(s) or decrease in the number of directors shall be so apportioned among the classes as to make all classes as nearly equal in number as practicable.

16.2 The board of directors is vested with the broadest powers to act in the name of the Company and to take any actions necessary or useful to fulfill the Company's corporate purpose, with the exception of the powers reserved by the Law or by these articles of association to the general meeting of shareholders.

Article 17 Daily management

17.1 The daily management of the Company as well as the representation of the Company in relation with such daily management may, in accordance with article 60 of the Law, be delegated to one

or more directors, officers or other agents, acting individually or jointly. Their appointment, removal and powers shall be determined by a resolution of the board of directors.

17.2 The Company may also grant special powers by notarised proxy or private instrument.

Article 18 Appointment, removal and term of office of directors

18.1 The directors shall be appointed by the general meeting of shareholders which shall determine their remuneration and term of office.

18.2 The term of office of a director may not exceed six (6) years and each director shall hold office until a successor is appointed. Directors may be re-appointed for successive terms.

18.3 Each director is appointed by a simple majority vote of the shares present or represented in a general meeting.

18.4 Any director may be removed from office at any time with or without cause, at a general meeting called for that purpose, by affirmative votes representing a simple majority of the votes validly cast at the meeting.

18.5 If a legal entity is appointed as director of the Company, such legal entity must designate a private individual as permanent representative who shall perform this role in the name and on behalf of the legal entity. The relevant legal entity may only remove its permanent representative if it appoints a successor at the same time. An individual may only be a permanent representative of one (1) director of the Company and may not be a director of the Company at the same time.

Article 19 Rules of procedure of the board of directors and board committees

19.1 The board of directors determines its rules of conduct in a resolution and establishes such rules in writing.

19.2 The board of directors may (but shall not be obliged to unless required by law) establish one or more committees and for which it shall, if one or more of such committees are set up, appoint the members, who may be, but do not need to be, members of the board of directors (subject always, if the common shares of the Company are listed on a foreign stock exchange, to the requirements of such foreign stock exchange applicable to the Company and/or of such regulatory authority competent in relation to such listing), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto.

Article 20 Vacancy in the office of a director

In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not

exceeding the initial mandate of the replaced director by the remaining directors until the next general meeting of shareholders, which shall resolve on the final appointment in compliance with the applicable legal provisions.

Article 21 Convening meetings of the board of directors

21.1 The board of directors shall meet upon call by the chairman, or by any director. Meetings of the board of directors shall be held at the registered office of the Company unless otherwise indicated in the notice of meeting.

21.2 Written notice of any meeting of the board of directors must be given to directors at least twenty-four (24) hours in advance of the time scheduled for the meeting, except in case of emergency, in which case the nature and the reasons of such emergency must be mentioned in the notice. Such notice may be omitted in case of assent of each director in writing, by facsimile, electronic mail or any other similar means of communication, a copy of such signed document being sufficient proof thereof. No prior notice shall be required for a board meeting to be held at a time and location determined in a prior resolution adopted by the board of directors which has been communicated to all directors.

21.3 No prior notice shall be required in case all the members of the board of directors are present or represented at a board meeting and waive any convening requirement or in the case of resolutions in writing approved and signed by all members of the board of directors.

Article 22 Conduct of meetings of the board of directors

22.1 The board of directors shall elect among its members a chairman. It may also choose a secretary who does not need to be a director and who shall be responsible for keeping the minutes of the meetings of the board of directors.

22.2 The chairman shall chair all meetings of the board of directors, but in his absence, the board of directors may appoint another director as chairman pro tempore by vote of the majority of directors present at any such meeting.

22.3 Any director may act at any meeting of the board of directors by appointing another director as his proxy in writing, or by facsimile, electronic mail or any other similar means of communication, a copy of the appointment being sufficient proof thereof. A director may represent one or more, but not all of the other directors.

22.4 Meetings of the board of directors may also be held by conference call or video conference or by any other means of communication allowing all persons participating at such meeting to hear one another on a continuous basis and allowing an effective participation in the meeting. The participation

in a meeting by these means shall be equivalent to a participation in person at such meeting and the meeting is deemed to be held at the registered office of the Company.

22.5 The board of directors can deliberate or act validly only if at least a majority of the directors are present or represented at a meeting of the board of directors.

22.6 Decisions shall be taken by a majority vote of the directors present or represented at such meeting. In the case of a tie, the chairman shall not have a casting vote.

22.7 Save as otherwise provided by the Law, any director who has, directly or indirectly, an interest in a transaction submitted to the approval of the board of directors which conflicts with the Company's interest, must inform the board of directors of such conflict of interest and must have his declaration recorded in the minutes of the board meeting. The relevant director may not take part in the discussions on and may not vote on the relevant transaction. Any such conflict of interest must be reported to the next general meeting of shareholders prior to such meeting taking any resolution on any other item.

22.9 The foregoing conflict of interest rules shall not apply where the decision of the board of directors relates to current operations entered into under normal conditions.

22.10 The board of directors may, unanimously, pass resolutions by circular means when expressing its approval in writing, by facsimile, electronic mail or any other similar means of communication. Each director may express his consent separately, the entirety of the consents evidencing the adoption of the resolutions. The date of such resolutions shall be the date of the last signature.

Article 23 Minutes of the meeting of the board of directors

The minutes of any meeting of the board of directors shall be signed by the chairman or, in his absence, by the chairman pro tempore, or by any two (2) directors. Copies or excerpts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman or by any two (2) directors.

Article 24 Dealing with third parties

24.1 The Company shall be bound towards third parties in all circumstances by (i) the joint signature of any two (2) directors or by (ii) the joint signatures or the sole signature of any person(s) to whom such power may have been delegated by the board of directors within the limits of such delegation.

24.2 With respect to matters that constitute the daily management of the Company, the Company shall be bound towards third parties by the signature of any person(s) to whom such power may have been delegated, acting individually or jointly in accordance within the limits of such delegation.

Article 25 Indemnification

25.1 The members of the board of directors are not held personally liable for the indebtedness or other obligations of the Company. As agents of the Company, they are responsible for the performance of their duties. Subject to mandatory provisions of law, every person who is, or has been, a member of the board of directors or officer of the Company shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his being or having been such a director or officer and against amounts paid or incurred by him in the settlement thereof. The words "claim", "action", "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words "liability" and "expenses" shall include without limitation attorneys' fees, costs, judgments, amounts paid in settlement and other liabilities.

25.2 No indemnification shall be provided to any director or officer (i) against any liability to the Company or its shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (ii) with respect to any matter as to which he shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors.

25.3 The right of indemnification herein provided shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect or limit any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. The Company shall specifically be entitled to provide contractual indemnification to any corporate personnel, including directors and officers of the Company, as the Company may decide upon from time to time.

25.4 Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described in this article 25 shall be advanced by the Company prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, to repay such amount if it is ultimately determined that he is not entitled to indemnification under this article.

Article 26 Conflicts of interest

26.1 To the extent required by law, any director who has, directly or indirectly a personal interest in a transaction submitted to the approval of the board of directors which conflicts with the Company's interests, such director must inform the board of directors of such conflict of interest and must have his declaration recorded in the minutes of the board meeting. The relevant director may not take part in the discussions on and may not vote on the relevant transaction.

26.2 No contract or other transaction between the Company and any other company or firm shall be affected or invalidated by the fact that a director has a personal interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which the Company shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

E. AUDIT AND SUPERVISION

Article 27 Auditor(s)

27.1 The Company's annual accounts shall be audited by one or more approved independent auditors (réviseurs d'entreprises agréés) appointed by the general meeting of shareholders only).

The general meeting of shareholders shall determine the number of auditor(s) and the term of their office which shall not exceed one (1) year and may be renewed for successive one (1) year periods.

27.2. An independent auditor may only be removed by the general meeting of shareholders. An auditor may be reappointed.

F. FINANCIAL YEAR – ANNUAL ACCOUNTS – ALLOCATION OF PROFITS – INTERIM DIVIDENDS

Article 28 Financial year

The financial year of the Company shall begin on the first of January of each year and shall end on the thirty-first of December of the same year.

Article 29 Annual accounts and allocation of profits

29.1 At the end of each financial year, the accounts are closed and the board of directors draws up an inventory of the Company's assets and liabilities, the balance sheet and the profit and loss accounts in accordance with the law.

29.2. From the annual net profits of the Company, five per cent (5%) at least shall be allocated to

the legal reserve. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of such reserve amounts to ten per cent (10%) of the share capital of the Company.

29.3 Sums contributed to a reserve of the Company by a shareholder may also be allocated to the legal reserve if the contributing shareholder agrees with such allocation.

29.4 In case of a share capital reduction, the Company's legal reserve may be reduced in proportion so that it does not exceed ten per cent (10%) of the share capital.

29.5 Upon recommendation of the board of directors, the general meeting of shareholders shall determine how the remainder of the Company's annual net profits shall be used in accordance with the Law and these articles of association.

29.6 Dividends which have not been claimed within five (5) years after the date on which they became due and payable revert back to the Company.

Article 30 Interim dividends - Share premium and assimilated premiums

30.1 The board of directors may declare and pay interim dividends subject to the provisions of the Law.

30.2 Any share premium, additional premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Law and these articles of association.

G. LIQUIDATION

Article 31 Liquidation

31.1 In the event of dissolution of the Company in accordance with article 3.2 of these articles of association, the liquidation shall be carried out by one or several liquidators, which may be individuals or legal entities, who are appointed by the general meeting of shareholders deciding such dissolution and which shall determine the liquidator's/liquidators' powers and their compensation. Unless otherwise provided, the liquidators shall have the most extensive powers for the realisation of the assets and payment of the liabilities of the Company.

31.2 The surplus resulting from the realisation of the assets and the payment of the liabilities shall be distributed among the shareholders in proportion to the number of shares of the Company held by them.

H. FINAL CLAUSE - GOVERNING LAW

Article 32 Governing law

All matters not governed by these articles of association shall be determined in accordance with the Law.

Suit la traduction en français du texte qui précède :

A. NOM - OBJET - DURÉE - SIÈGE SOCIAL

Article 1 Nom

Il existe une société anonyme dont la dénomination sociale est « **Atento S.A.** » (ci-après la « **Société** ») qui sera régie par la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée (la « **Loi** »), ainsi que par les présents statuts.

Article 2 Objet

2.1 La Société a pour objet la détention de participations, sous quelque forme que ce soit, dans des entités du Grand-Duché de Luxembourg et dans des entités étrangères, de toute autre forme de placement, acquisition par achat, souscription ou de toute autre manière, de même que le transfert par la vente, échange ou de toute autre manière de valeurs mobilières de tout type, ainsi que l'administration, la gestion, le contrôle et la mise en valeur de son portefeuille.

2.2 La Société peut également garantir, accorder des sûretés, accorder des prêts ou assister de toute autre manière des sociétés dans lesquelles elle détient une participation directe ou indirecte ou un droit de quelque nature que ce soit ou qui font partie du même groupe de sociétés que la Société.

2.3 La Société peut lever des fonds, notamment en faisant des emprunts sous toute forme ou en émettant toute sorte d'obligations, de titres ou d'instruments de dettes, d'obligations garanties ou non garanties, et d'une manière générale en émettant toute sorte de dette, capitaux propres et/ou autres valeurs mobilières de tout type conformément à la loi Luxembourgeoise.

2.4 La Société pourra exercer toute activité de nature commerciale, industrielle, financière, immobilière, de propriété intellectuelle ou d'autres activités qu'elle estime utiles pour l'accomplissement de ces objets.

Article 3 Durée

3.1 La Société est constituée pour une durée illimitée.

3.2 Elle pourra être dissoute à tout moment et sans cause par une décision de l'assemblée générale des actionnaires, prise aux conditions requises pour une modification des présents statuts.

Article 4 Siège social

4.1 Le siège social de la Société est établi dans la commune de Luxembourg, Grand-Duché de Luxembourg.

4.2 Le conseil d'administration peut transférer le siège social de la Société au sein de la même commune ou dans toute autre commune du Grand-Duché de Luxembourg et modifier, si nécessaire, ces

statuts afin de refléter le changement de siège social.

4.3 Des succursales ou bureaux peuvent être créés, tant au Grand-Duché de Luxembourg qu'à l'étranger, par décision du conseil d'administration.

4.4 Dans l'hypothèse où le conseil d'administration estimerait que des événements extraordinaires d'ordre politique, économique ou social ou des catastrophes naturelles se sont produits ou seraient imminents, de nature à interférer avec l'activité normale de la Société à son siège social, il pourra transférer provisoirement le siège social à l'étranger jusqu'à la cessation complète de ces circonstances exceptionnelles ; ces mesures provisoires n'auront toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

B. CAPITAL SOCIAL – ACTIONS

Article 5 Capital social

5.1 Le capital social de la Société est de trente-trois mille neuf cent soixante-dix-huit euros et quatre-vingt-cinq cents (EUR 33.978,85), représenté par quinze millions (15.000.000) actions sans valeur nominale.

5.2 Le capital social émis de la Société peut être (i) augmenté ou réduit par une décision de l'assemblée générale des actionnaires de la Société, prise aux conditions requises pour la modification des présents statuts ou (ii) dans les conditions prévues par l'article 6.

5.3 Sous réserve de l'article 6.2 des présents statuts, toute nouvelle action ordinaire libérée en numéraire doit être proposée par préférence à l' (aux) actionnaire(s) existant(s) en proportion du nombre d'actions ordinaires qu'ils détiennent dans le capital social émis de la Société. Le conseil d'administration doit déterminer la période durant laquelle ce droit préférentiel de souscription peut être exercé. Cette période ne peut être inférieure à trente (30) jours à compter de l'ouverture de la souscription telle que publiée dans la Gazette Officielle du Grand-duché de Luxembourg, le Recueil électronique des sociétés et associations (le « **RESA** ») et deux journaux luxembourgeois, conformément à la Loi. Cependant, sous réserve des dispositions de la Loi, l'assemblée générale des actionnaires appelée (i) à statuer sur une augmentation de capital social émis de la Société ou (ii) à l'occasion d'une autorisation donnée au conseil d'administration pour augmenter le capital social émis de la Société ou (ii) à l'occasion d'une autorisation donnée au conseil d'administration pour augmenter le capital social émis de la Société, peut limiter ou supprimer le droit préférentiel de souscription de l' (des) actionnaire(s) existant(s) ou peut autoriser le conseil d'administration à le faire. Une telle résolution devra être adoptée selon les conditions requises pour la modification des présents statuts.

Article 6 Capital autorisé et actions gratuites

6.1 Le capital social autorisé de la société, excluant le capital social émis, est de neuf cent quatre-vingt-dix-neuf millions neuf cent quatre-vingt-dix-sept mille vingt-trois euros et quinze cents (EUR 999.997.023,15).

6.2 Par les présentes, le conseil d'administration est autorisé à émettre des actions ordinaires, à attribuer des options de souscription d'actions ordinaires et à émettre tout autre type d'instruments convertibles en actions ordinaires dans la limite du capital autorisé aux termes et conditions et au profit de bénéficiaires qu'il jugera opportuns, et plus précisément de procéder à une telle émission sans un droit préférentiel de souscription aux actions nouvelles ne soit réservé aux actionnaires existants pour une durée de cinq (5) ans à compter de la date de publication de l'acte décidant de l'applicable renouvellement au Recueil Electronique des Sociétés et Associations.

6.3. Le capital autorisé de la Société peut être augmenté ou réduit par une décision de l'assemblée générale des actionnaires, adoptée aux conditions requises pour la modification des statuts.

6.4 Le conseil d'administration est autorisé à attribuer les actions existantes de la Société sans contrepartie ou d'émettre de nouvelles actions (les « **Actions Gratuites** ») libérées depuis les réserves disponibles (i) aux employés de la Société ou à certaines catégories de ces employés, (ii) aux employés de sociétés ou de groupements d'intérêts économiques dans lesquels la Société détient directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote, (iii) aux employés de sociétés ou de groupements d'intérêts économiques qui détiennent directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote de la Société, (iv) aux employés de sociétés ou de groupements d'intérêts économiques dans lesquels au moins cinquante pour cent (50 %) du capital social ou des droits de vote sont détenus directement ou indirectement, par une société, qui détient elle-même, directement ou indirectement, au moins cinquante pour cent (50%) du capital social de la Société et/ou (v) aux membres des organes sociaux de la Société ou des sociétés ou groupements d'intérêts économiques mentionnés sous les points (ii) à (iv) ci-dessus (les « **Bénéficiaires d'Actions Gratuites** »). Le conseil d'administration fixe les conditions de distribution des Actions Gratuites aux Bénéficiaires d'Actions Gratuites, incluant la date d'attribution et toute période minimale durant laquelle ces Actions Gratuites ne pourront pas être transférées par leurs propriétaires. Le droit préférentiel de souscription des actionnaires existants est annulé automatiquement dans le cas d'émission d'Actions Gratuites.

6.5 Les autorisations ci-dessus pourront être renouvelées par une décision de l'assemblée générale

des actionnaires adoptée aux conditions requises pour une modification des présents statuts et conformément aux dispositions de la Loi, à chaque fois pour une période ne pouvant excéder une durée de cinq (5) ans.

Article 7 Actions

7.1 Le capital social de la Société est divisé en actions ordinaires, sans valeur nominale.

7.2 Les actions ordinaires de la Société sont uniquement sous forme nominative. La Société ne peut pas émettre des fractions d'actions ordinaires.

7.3 Les actions ordinaires sont librement cessibles, conformément aux dispositions de la Loi et des statuts. La Société peut racheter ses actions communes et les mettre en trésorerie dans les conditions prévues par la Loi.

7.4 La Société ne reconnaît qu'un seul titulaire par action. Dans l'hypothèse où une action serait détenue par plusieurs personnes, un représentant unique devra être nommé afin de les représenter vis-à-vis de la Société. La Société a le droit de suspendre l'exercice de tout droit attaché à cette action jusqu'à ce que le représentant soit nommé.

7.5 Le décès, la suspension des droits civils, la dissolution, la faillite ou l'insolvabilité ou tout autre évènement similaire concernant n'importe quel actionnaire n'entraîne pas la dissolution de la Société.

7.6 Un registre d'actions ordinaires sera conservé par la Société et mis à disposition aux fins de consultation par n'importe quel actionnaire. Ce registre contient toutes les informations requises par la Loi et la propriété des actions est établie par inscription dans ledit registre ou dans l'hypothèse de registres séparés ont été décidés conformément à l'article 7.7 dans ces registres. Des certificats d'enregistrement seront émis par la Société à la demande et aux frais de l'actionnaire en question et, dans la situation décrite par l'article 7.10 de ces statuts, au Dépositaire (comme défini ci-dessus).

Sans préjudice des conditions de transfert par inscription prévues par l'article 7.10 de ces statuts, un transfert d'actions nominatives ordinaires se fera par le biais d'une déclaration de transfert dans le registre approprié, daté et signé par le cédant et le cessionnaire ou par leur représentant dûment autorisé ou par la Société après notification du transfert ou de l'acceptation du transfert par la Société. La Société peut accepter et enregistrer dans le registre approprié un transfert sur la base d'une notification ou autre document documentant l'accord entre le cédant et le cessionnaire.

7.7 Le conseil d'administration peut désigner des greffiers au sein de différentes juridictions qui tiendront un registre distinct pour les actions nominatives inscrites dessus et les titulaires de ces actions

pourront choisir d'être inscrits sur un de ces registres et d'être transférés d'un registre à l'autre. Le conseil d'administration peut cependant imposer des restrictions au transfert des actions ordinaires qui sont inscrites, cotées, négociées ou ont été placées dans certaines juridictions conformément aux conditions applicables à cet égard. Un transfert au registre tenu au siège social de la Société peut toujours être demandé.

7.8 Le conseil d'administration peut cependant imposer des restrictions au transfert des actions ordinaires qui sont inscrites, cotées, négociées ou ont été placées dans certaines juridictions conformément aux conditions applicables à cet égard. Un transfert au registre tenu au siège social de la Société peut toujours être demandé.

7.9 Sous réserve des stipulations des articles 7.10 et 7.13, la Société peut considérer la personne au nom de laquelle les actions ordinaires nominatives sont enregistrées dans le registre d'actionnaires comme le propriétaire de ces actions ordinaires nominatives. Dans l'hypothèse où le titulaire de ces actions ordinaires nominatives ne fournirait pas une adresse par écrit à laquelle toutes les avis et notifications de la Société peuvent être envoyés, la Société pourra autoriser à cet effet l'inscription d'une notification dans le registre d'actionnaires et l'adresse de ce titulaire sera considérée comme étant celle du siège social de la Société ou toute autre adresse indiquée par la Société ultérieurement, jusqu'à ce qu'une adresse différente soit indiquée par écrit par le titulaire des actions à la Société. Le titulaire peut, à tout moment, modifier son adresse telle qu'inscrite dans le registre des actionnaires au moyen d'une notification écrite adressée à la Société.

7.10 Les actions ordinaires peuvent être détenues par un détenteur (le « **Détenteur** ») par le biais d'un système de règlement-livraison de titres ou un Dépositaire (tel que défini ci-dessous). Sous réserve du droit applicable, le Détenteur d'actions ordinaires détenues dans un tel compte titres fongibles a les mêmes droits et obligations que si le Détenteur détenait les actions directement. Les actions ordinaires détenues à travers un système de règlement-livraison de titres ou un Dépositaire sont enregistrées dans un compte ouvert au nom du Détenteur et peuvent être transférées d'un compte à l'autre conformément aux procédures habituelles pour le transfert des titres enregistrés comme une inscription en compte. Cependant, la société procèdera au versement des dividendes, s'il en existe, et à tout autre versement en numéraire, actions ordinaires ou autres titres, s'il en existe, uniquement au système de règlement-livraison de titres ou au Dépositaire inscrit au registre des actions ou conformément aux instructions de tels systèmes de règlement-livraison de titres ou Dépositaire. Un tel paiement déchargera intégralement la Société de ses obligations à cet égard.

7.11 Le conseil d'administration peut décider qu'aucune inscription ne sera faite dans le registre des actions et qu'aucune notification de transfert ne sera reconnue par la Société et par le(s) greffier(s) à compter de la Date d'Enregistrement (telle que définie ci-dessous) et jusqu'à la levée de séance d'une telle assemblée générale.

7.12 Toute communication et notification devant être envoyée à un actionnaire titulaire d'actions nominatives sera réputée valablement effectuée à la dernière adresse communiquée par cet actionnaire à la Société, conformément à l'article 7.9 ou, si aucune adresse n'a été communiquée par l'actionnaire, le siège social de la Société ou tout autre adresse inscrite par la Société dans le registre à tout moment conformément à l'article 7.10.

7.13 Lorsque les actions sont nominatives et sont enregistrées dans le registre d'actionnaires au nom de ou pour le compte d'un système de règlement-livraison de titres ou l'opérateur d'un tel système et, enregistrées comme une inscription en compte dans les comptes d'un dépositaire professionnel ou de tout sous-dépositaire (tout dépositaire et sous dépositaire étant désignés ci-après comme un « **Dépositaire** »), la Société, sous réserve d'avoir reçu du Dépositaire un certificat en bonne et due forme, permettra au dépositaire d'une telle inscription en compte d'exercer les droits attachés aux actions ordinaire correspondantes à l'inscription en compte du dépositaire concerné, incluant notamment la réception de notification des assemblées générales, l'admission et le vote aux assemblées générales et devra considérer le Dépositaire comme le détenteur des actions ordinaires correspondant à une inscription en compte aux fins de l'article 7 de ces statuts (les «**Certificats**»). Le conseil d'administration peut déterminer les conditions que ces certificats devront remplir.

C. DECISIONS DES ACTIONNAIRES

Article 8 Pouvoirs de l'assemblée générale d'actionnaires

8.1 Les actionnaires exercent leurs droits collectifs en assemblée générale d'actionnaires. Toute assemblée générale d'actionnaires de la Société régulièrement constituée représente l'ensemble des actionnaires de la Société. L'assemblée générale des actionnaires est investie des pouvoirs qui lui sont expressément réservés par la Loi et par les présents statuts.

8.2 Si la Société a un actionnaire unique, toute référence faite à « l'assemblée générale des actionnaires » devra, selon le contexte et le cas échéant, être entendue comme une référence à « l'actionnaire unique », et les pouvoirs conférés à l'assemblée générale des actionnaires devront être exercés par l'actionnaire unique.

Article 9 Convocation de l'assemblée générale des actionnaires

9.1 L'assemblée générale des actionnaires de la Société peut, à tout moment, être convoquée par le conseil d'administration, aux lieux et date indiqués dans la convocation à une telle assemblée.

9.2 L'assemblée générale des actionnaires doit être convoquée par le conseil d'administration sur demande écrite indiquant l'ordre du jour adressée au conseil d'administration par un ou plusieurs actionnaires représentant au moins dix pour cent (10%) du capital social de la Société. Dans ce cas, l'assemblée générale des actionnaires devra être tenue dans un délai d'un (1) mois à compter de la réception de cette demande.

9.3 Les convocations pour toute assemblée générale des actionnaires contiennent la date, l'heure, le lieu et l'ordre du jour de l'assemblée et pourront être effectuées au moyen d'annonces déposées auprès du Registre de Commerce et des Sociétés et publiées au moins quinze (15) jours avant l'assemblée, au RESA et dans un journal publié au Luxembourg. Dans ce cas, les convocations par lettre doivent être envoyées au moins huit (8) jours avant l'assemblée générale aux actionnaires en nom, par lettre missive. Alternativement, les convocations peuvent être faites uniquement par lettre recommandée ou, si les destinataires ont accepté individuellement de recevoir les convocations par d'autres moyens de communication garantissant l'accès à l'information, par ce moyen de communication.

9.4 Dans l'hypothèse où les actions ordinaires de la Société seraient cotées sur un marché étranger, toute assemblée générale d'actionnaires doit être convoquée dans le respect des exigences d'un tel marché étranger.

9.5 Dans l'hypothèse où les actions ordinaires de la Société ne seraient pas cotées sur un marché étranger, tous les actionnaires inscrits sur le registre des actionnaires le jour de l'assemblée générale des actionnaires ont le droit d'être admis à l'assemblée générale des actionnaires. Si les actions ordinaires de la Société sont cotées sur un marché étranger, le conseil d'administration peut déterminer une date et une heure avant l'assemblée générale comme date d'enregistrement pour l'admission à l'assemblée générale des actionnaires (la « **Date d'Enregistrement**»). Cette date ne peut être inférieure à cinq (5) jours avant la date de l'assemblée générale. Dans un tel cas, tout actionnaire, Détenteur ou Dépositaire, selon les cas, souhaitant assister à l'assemblée générale doit informer la Société au plus tard trois (3) jours ouvrés avant la date de cette assemblée, selon les modalités précisées par le conseil d'administration dans la convocation. Dans le cas où les actions ordinaires seraient détenues par l'opérateur d'un système de règlement-livraison de titres avec un Dépositaire, un actionnaire souhaitant assister à une assemblée générale d'actionnaires doit (i) soit recevoir de ce Dépositaire un ou plusieurs Certificats portant sur le nombre d'actions ordinaires inscrites dans le compte en question à la Date

d'Enregistrement soit (ii) fournir les instructions de vote à l'égard des actions ordinaires nominatives à leur Dépositaire. Les Certificats devront être présentés à la Société (ou son agent nommé dans la convocation) au plus tard trois (3) jours ouvrés avant la date de l'assemblée en question. Les procurations et les formulaires de vote ayant trait à cette assemblée générale doivent être remis au même moment. Le conseil d'administration peut raccourcir la période de soumission de tels Certificat, procurations, ou formulaires de vote.

Article 10 Conduite des assemblées générales d'actionnaires

10.1 L'assemblée générale annuelle des actionnaires doit être tenue à Luxembourg, au siège social de la Société ou à tout autre endroit au Luxembourg tel qu'indiqué dans la convocation. Si la date indiquée est un jour férié bancaire, l'assemblée générale des actionnaires aura lieu le jour ouvrable suivant. Les autres assemblées générales d'actionnaires pourront se tenir à l'endroit et l'heure indiqués dans les convocations respectives.

10.2 Un bureau de l'assemblée doit être constitué à chaque assemblée générale d'actionnaires, composé d'un président, d'un secrétaire et d'un scrutateur, chacun devant être nommé par l'assemblée générale des actionnaires et sans qu'il ne soit nécessaire que ces membres du bureau de l'assemblée soient actionnaires ou membres du conseil d'administration. Le bureau doit notamment s'assurer que l'assemblée est tenue en conformité avec les règles applicables et, en particulier, en conformité avec les règles relatives à la convocation, aux conditions de majorité, au partage des voix et à la représentation des actionnaires.

10.3 Une liste de présence doit être tenue à toute assemblée générale d'actionnaires.

10.4 Un actionnaire (y compris un Dépositaire) peut participer à toute assemblée générale des actionnaires en désignant une autre personne comme son mandataire par écrit à l'aide d'un document signé transmis par courrier ou par télécopie, courrier électronique ou par un autre moyen de communication autorisé par le conseil d'administration. Une personne peut représenter plusieurs actionnaires, voire tous.

10.5 Les actionnaires qui prennent part à une assemblée d'actionnaires par conférence téléphonique, vidéoconférence ou par tout autre moyen de communication permettant leur identification et permettant à toutes les personnes participant à l'assemblée de s'entendre mutuellement sans discontinuité, garantissant une participation effective à l'assemblée, sont réputés être présents pour le calcul du quorum et des voix, à condition que de tels moyens de communication soient disponibles sur les lieux de l'assemblée.

10.6 Chaque actionnaire peut voter à une assemblée générale des actionnaires au moyen d'un bulletin de vote signé, envoyé par courrier, courrier électronique, télécopie ou tout autre moyen de communication autorisé par le conseil d'administration et délivrée au siège social de la Société ou à l'adresse indiquée dans la convocation. Les actionnaires ne peuvent utiliser que les bulletins de vote fournis par la Société qui indiquent au moins le lieu, la date et l'heure de l'assemblée, l'ordre du jour de l'assemblée, les résolutions soumises à l'assemblée, ainsi que pour chaque résolution, trois cases à cocher permettant à l'actionnaire de voter en faveur ou contre la résolution proposée, ou d'exprimer une abstention par rapport à chacune des résolutions proposées, en cochant la case appropriée.

10.7 Les bulletins de vote qui, pour une résolution proposée, n'indiquent pas uniquement (i) un vote en faveur ou (ii) contre une résolution proposée ou (iii) exprimant une abstention sont nuls au regard de cette résolution. La Société ne tiendra compte que des bulletins de vote reçus au plus tard trois (3) jours ouvrés avant la tenue de l'assemblée générale des actionnaires à laquelle ils se rapportent. Le conseil d'administration peut choisir un période plus courte pour soumettre les bulletins de vote.

10.8 Le conseil d'administration peut déterminer dans la convocation d'autres modalités ou établir des conditions devant être respectées par un actionnaire afin de participer à une assemblée d'actionnaires (y compris, mais non limité à des préavis plus importants).

Article 11 Quorum et vote

11.1 Chaque action ordinaire donne droit au détenteur à une voix lors de toute assemblée générale d'actionnaires, conformément aux dispositions de la loi Luxembourgeoise.

11.2 Sauf disposition contraire de la Loi ou des statuts, les décisions prises en assemblée générale d'actionnaires dûment convoquée sont adoptées à la majorité simple des voix valablement exprimées quelle que soit la part du capital social représenté. Les abstentions et les votes blancs ou nuls ne sont pas pris en compte pour le calcul de la majorité.

Article 12 Modification des statuts

Sauf disposition contraire, les présents statuts peuvent être modifiés à la majorité des deux-tiers des voix (2/3) des actionnaires valablement exprimées lors d'une assemblée générale des actionnaires à laquelle plus de la moitié (1/2) du capital social de la Société est présente ou représentée. Si le quorum n'est pas atteint à une assemblée, une seconde assemblée pourra être convoquée dans les conditions prévues par la Loi et les présents statuts qui pourra alors délibérer quel que soit le quorum et au cours de laquelle les décisions seront adoptées à la majorité des deux-tiers des voix valablement exprimées. Les abstentions et les votes blancs ou nuls ne sont pas pris en compte.

Article 13 Changement de nationalité

Les actionnaires peuvent changer la nationalité de la Société dans les conditions requises pour la modification des statuts.

Article 14 Ajournement des assemblées générales des actionnaires

Dans les conditions prévues par la Loi, le conseil d'administration peut ajourner de quatre (4) semaines une assemblée générale d'actionnaires. Le conseil d'administration peut prendre une telle décision à la demande des actionnaires représentant au total au moins vingt pour cent (20%) du capital social émis de la Société. Dans l'hypothèse d'un ajournement, toute décision déjà adoptée par l'assemblée générale des actionnaires sera annulée.

Article 15 Procès-verbal des assemblées générales d'actionnaires

15.1 La tenue de toute assemblée générale des actionnaires doit donner suite à un procès-verbal de l'assemblée devant être signé par tous les membres présents à l'assemblée ainsi que par tout autre actionnaire à sa demande.

15.2 Toute copie ou extrait de ces procès-verbaux originaux, à produire dans le cadre de procédures judiciaires ou à remettre à tout tiers devra être certifié(e) conforme à l'original par le notaire dépositaire de l'acte original dans l'hypothèse où l'assemblée aurait été retranscrite dans un acte authentique, ou devra être signé par le président du conseil d'administration ou par deux membres du conseil d'administration.

D. ADMINISTRATION

Article 16 Composition et pouvoirs du conseil d'administration

16.1 La Société est gérée par un conseil d'administration composé d'au moins trois (3) administrateurs et de quinze (15) au plus. Les administrateurs de la Société sont divisés en trois (3) catégories aussi équilibrées en taille que possible, nommées Catégorie I, Catégorie II et Catégorie III. A moins d'être révoqué conformément à l'article 18.4 ci-dessous, le mandat des administrateurs initiaux de Catégorie I expire lors de la première assemblée annuelle des actionnaires qui a lieu après la date de publication de la résolution de l'assemblée générale des actionnaires prise le 29 septembre 2014 au RESA (la « **Date de Dépôt** »), le mandat des administrateurs initiaux de Catégorie II expire à la seconde assemblée annuelle des actionnaires prenant place après la Date de Dépôt, et le mandat des administrateurs initiaux de catégorie III expire lors de la troisième assemblée annuelle des actionnaires prenant place après la Date de Dépôt. Lors de chaque assemblée annuelle après la première assemblée annuelle ayant lieu après la Date de Dépôt, chaque administrateur nommé dans la catégorie

d'administrateur expirant lors de cette assemblée sera nommé jusqu'à la troisième assemblée annuelle suivante et jusqu'à ce que son successeur soit dument élu et qualifié, ou jusqu'à sa mort, démission, révocation ou retraite. Si le nombre d'administrateurs divisés en catégories est par la suite modifié, tout poste d'administrateur créé ou une diminution dans le nombre d'administrateurs entrainera un rééquilibrage entre les catégories afin de rendre les catégories aussi égales que possible en termes de nombre. Le conseil d'administration est autorisé à désigner des membres du conseil d'administration déjà en fonction dans leurs catégories respectives.

16.2 Le conseil d'administration est investi des pouvoirs les plus étendus pour agir au nom de la Société et pour prendre toute mesure nécessaire ou utile afin de réaliser l'objet social de la Société, à l'exception des pouvoirs réservés par la Loi ou par les présents statuts à l'assemblée générale des actionnaires.

Article 17 Gestion journalière

17.1 En conformité avec l'article 60 de la Loi, la gestion journalière de la Société ainsi que la représentation de la Société en relation avec cette gestion journalière peut être déléguée à un ou plusieurs administrateurs, dirigeants ou mandataires, agissant individuellement ou conjointement. Leur nomination, leur révocation et leurs pouvoirs seront déterminés par une décision du conseil d'administration.

17.2 La Société peut également conférer des pouvoirs spéciaux au moyen d'une procuration authentique ou d'un acte sous seing privé.

Article 18 Nomination, révocation et durée des mandats des administrateurs

18.1 Les administrateurs sont élus par l'assemblée générale des actionnaires qui détermine leur rémunération et la durée de leur mandat.

18.2 La durée du mandat d'un administrateur ne peut excéder six (6) ans et chaque administrateur doit rester en fonction jusqu'à ce qu'un successeur ait été désigné. Les administrateurs peuvent faire l'objet de réélections successives.

18.3 Chaque administrateur est élu à la majorité simple des actions présentes ou représentées à une assemblée générale des actionnaires.

18.4 Un administrateur peut être révoqué à tout moment et sans motif, lors d'une assemblée générale réunie à cet effet, par le vote positif des détenteurs représentant la majorité simple des voix exprimés lors de la réunion.

18.5 Si une personne morale est nommée en tant qu'administrateur de la Société, cette personne

morale doit désigner une personne physique en qualité de représentant permanent qui doit assurer cette fonction au nom et pour le compte de la personne morale. La personne morale peut révoquer son représentant permanent uniquement s'il nomme simultanément son successeur. Une personne physique peut uniquement être le représentant permanent d'un seul (1) administrateur de la Société et ne peut être simultanément un administrateur de la Société.

Article 19 Règles de procédure du conseil d'administration et des comités du conseil

19.1 Le conseil d'administration détermine ses règles de conduite dans une résolution et établit ces règles par écrit.

19.2 Le conseil d'administration peut (mais n'est pas obligé, à moins que cela ne soit requis par la loi) établir un ou plusieurs comités pour lesquels il peut, si un ou plusieurs comités sont établis, nommer des membres, qui peuvent être des membres du conseil d'administration (toujours conformément aux règles du marché étranger si les actions ordinaires de la Société sont cotées à l'étranger et/ou de l'autorité compétente relative à cette cotation), déterminer leur objet, pouvoirs et autorités ainsi que les procédures et autres règles applicables.

Article 20 Poste vacant d'administrateur

Dans l'hypothèse où un poste d'administrateur deviendrait vacant suite au décès, à l'incapacité juridique, à la faillite, à la retraite ou autre, ce poste vacant pourra être comblée à titre temporaire et pour une durée ne pouvant excéder le mandat initial de l'administrateur qui fait l'objet d'un remplacement par les administrateurs restants jusqu'à la prochaine assemblée générale d'actionnaires, appelée à statuer sur la nomination permanente d'un nouvel administrateur en conformité avec les dispositions légales applicables.

Article 21 Convocation aux conseils d'administration

21.1 Le conseil d'administration se réunit à la demande du président, ou de n'importe quel administrateur. Les réunions du conseil d'administration doivent être tenues au siège social de la Société sauf indication contraire dans la convocation.

21.2 Une convocation écrite à toute réunion du conseil d'administration doit être adressée aux administrateurs au moins vingt-quatre (24) heures avant l'heure prévue pour la réunion, sauf en cas d'urgence, auquel cas la nature et les motifs de cette urgence devront être exposés dans la convocation. Cette convocation peut être omise si chaque administrateur y consent par écrit, par télécopie, courrier électronique ou tout autre moyen de communication, une copie dudit document signé constituant une preuve suffisante d'un tel accord. Aucune convocation préalable ne sera exigée pour toute réunion du

conseil d'administration dont l'heure et l'endroit auront été déterminés dans une décision précédente adoptée par le conseil d'administration, qui a été communiquée à l'ensemble des membres du conseil d'administration.

21.3 Aucune convocation préalable n'est requise dans l'hypothèse où tous les membres du conseil d'administration sont présents ou représentés à une réunion du conseil d'administration et renonceraient à toute formalité de convocation ou dans l'hypothèse où des résolutions écrites auraient été approuvées et signées par tous les membres du conseil d'administration.

Article 22 Conduite des réunions du conseil d'administration

22.1 Le conseil d'administration élit parmi ses membres un président. Il peut également élire un secrétaire qui n'a pas besoin d'être un administrateur et qui est chargé de la tenue du procès-verbal de chaque conseil d'administration.

22.2 Le président doit présider toute réunion du conseil d'administration, mais, en son absence, le conseil d'administration peut nommer un autre administrateur en qualité de président temporaire par un vote à la majorité des administrateurs présents.

22.3 Tout administrateur peut participer à toute réunion du conseil d'administration en désignant comme mandataire un autre membre du conseil d'administration par écrit, télécopie, courrier électronique ou tout autre moyen analogue de communication, la copie d'une telle désignation constituant une preuve suffisante d'un tel mandat.

22.4 Les réunions du conseil d'administration peuvent se tenir par conférence téléphonique, vidéoconférence ou par tout autre moyen de communication autorisant les personnes participant à de telles réunions de s'entendre les unes les autres de manière continue et permettant une participation effective à ces réunions. La participation à une réunion par ces moyens équivaudra à une participation en personne et la réunion devra être considérée comme ayant été tenue au siège social de la Société.

22.5 Le conseil d'administration ne peut valablement délibérer ou statuer que si la moitié au moins des administrateurs est présente ou représentée au conseil d'administration

22.6 Les décisions sont prises à la majorité des voix des administrateurs présents ou représentés. En cas de partage des voix, le président n'a pas de voix prépondérante.

22.7 Sous réserve des dispositions prévues par la Loi, tout administrateur qui a, directement ou indirectement, un intérêt dans une opération soumise à l'autorisation du conseil d'administration qui serait contraire aux intérêts de la Société, doit informer le conseil d'administration de ce conflit d'intérêts et cette déclaration doit être actée dans le procès-verbal du conseil d'administration. L'administrateur

concerné ne peut prendre part ni aux discussions relatives à cette opération, ni au vote y afférent. Ce conflit d'intérêts doit également faire l'objet d'une communication aux actionnaires, lors de la prochaine assemblée générale des actionnaires, et avant toute prise de décision de l'assemblée générale des actionnaires sur tout autre point à l'ordre du jour.

22.9 Les règles du conflit d'intérêts qui précèdent ne s'appliquent pas lorsque la décision du conseil d'administration se rapporte à des opérations courantes, conclues à des conditions normales.

22.10 Le conseil d'administration peut, à l'unanimité, adopter des décisions par voie circulaire en exprimant son consentement par écrit, par télécopie, par courrier électronique ou par tout autre moyen analogue de communication. Chaque administrateur peut exprimer son consentement séparément, l'intégralité des consentements constituant une preuve de l'adoption des décisions. La date d'adoption de ces décisions sera la date de la dernière signature.

Article 23 Procès-verbaux des réunions du conseil d'administration

Les procès-verbaux de toute réunion du conseil d'administration doivent être signés par le président du conseil d'administration, ou en son absence, par le président temporaire, ou par deux (2) administrateurs présents. Des copies ou extraits de ces procès-verbaux qui pourront être produits en justice ou d'une autre manière devront être signés par le président du conseil d'administration ou par deux (2) administrateurs.

Article 24 Relations avec les tiers

24.1 La Société est engagée à l'égard des tiers en toutes circonstances par (i) la signature conjointe de deux (2) administrateurs ou par (ii) la signature unique ou les signatures conjointes de toute(s) personne(s) à laquelle (auxquelles) un tel pouvoir aura été délégué par le conseil d'administration dans les limites d'une telle délégation.

24.2 Concernant les questions relatives à la gestion journalière de la Société, la Société est engagée à l'égard des tiers par la signature de toute(s) personne(s) à laquelle (auxquelles) un tel pouvoir aura été délégué par le conseil d'administration, agissant individuellement ou conjointement dans les limites d'une telle délégation.

Article 25 Indemnisation

25.1 Les membres du conseil d'administration ne sont pas tenus personnellement responsables des dettes ou autres obligations de la Société. En tant que mandataires de la Société, ils sont responsables de l'exécution de leurs obligations. Sous réserve des dispositions impératives de la loi, toute personne qui est ou a été membre du conseil d'administration ou dirigeant de la Société, sera indemnisée par la Société

dans la limite maximale prévue par la loi pour tout engagement et pour toutes les dépenses raisonnablement supportés ou payés par celle-ci en relation avec toute réclamation, action, poursuite ou procédure dans laquelle elle a été impliquée en tant que partie ou autre du fait de ses fonctions d'administrateur ou de dirigeant et pour tout montant payé ou engagé par elle pour le règlement de celles-ci. Les mots « réclamation », « action », « plainte » ou «procédure» s'appliqueront a toutes réclamations, actions poursuites ou procédures (civile, pénale ou autre, comprenant les appels) existantes ou potentielles et les mots « engagements » et « frais » incluront notamment les honoraires d'avocat, les coûts, jugements, montant payés pour le règlement et autres engagements.

25.2 Aucune indemnité ne sera prévue pour tout administrateur ou dirigeant (i) au titre d'une responsabilité vis-vis de la Société ou de ses actionnaires à raison d'une faute intentionnelle, de la mauvaise foi, d'une négligence grave ou d'un manquement délibéré aux devoirs qui lui incombent dans l'exercice de ses fonctions (ii) eu égard à toute situation dans laquelle il aurait finalement été jugé comme ayant agi de mauvaise foi et non dans l'intérêt de la Société ou (iii) dans le cadre d'une transaction, à moins que cette transaction n'ait été approuvée par une juridiction compétente ou par le conseil d'administration.

25.3 Le droit à indemnisation prévu aux présentes sera divisible, n'affectera aucun autre droit dont un administrateur ou un dirigeant bénéficierait aujourd'hui ou bénéficiera à l'avenir, subsistera même si la personne a cessé d'être administrateur ou dirigeant et profitera aux héritiers, exécuteurs testamentaires et administrateurs d'une telle personne. Aucune disposition des présentes ne saurait affecter ou limiter les droits à indemnisation auxquels les salaries de la Société, y compris les administrateurs et les dirigeants de la Société, auraient droit en vertu d'un contrat ou en vertu de la loi. La Société est notamment habilitée à fournir une indemnisation contractuelle a tout salarie de la Société, y compris les administrateurs et les dirigeants de la Société, telle que la Société pourra en décider, en tant que de besoin.

25.4 Les dépenses en relation avec la préparation et la représentation dans le cadre d'une action judiciaire contre toute réclamation, action, poursuite ou procédure ayant le caractère décrit dans le présent article 25 seront avancées par la Société avant tout règlement final de celles-ci sur réception de tout engagement par ou au nom du dirigeant ou de l'administrateur de rembourser ce montant s'il est finalement décidé qu'il n'aura pas droit à être indemnisé en vertu du présent article.

Article 26 Conflits d'intérêt

26.1 Dans la mesure requise par la loi, tout administrateur qui a, directement ou

indirectement, un intérêt patrimonial dans une transaction soumise à l'approbation du conseil d'administration qui serait en conflit avec l'intérêt de la Société, doit informer le conseil d'administration d'un tel conflit d'intérêt et doit faire enregistrer sa déclaration dans le procès-verbal de la réunion du conseil d'administration. L'administrateur concerné ne saurait prendre part aux discussions relatives a et ne pourra pas voter sur la transaction concernée.

26.2 Aucun contrat ou autre transaction entre la Société ou toute autre société ou entreprise ne saurait être affectée ou invalidée en raison du fait qu'un ou plusieurs des administrateurs ou dirigeants de la Société a un intérêt dans, ou est un administrateur, collaborateur, dirigeant, mandataire, consultant ou salarié de cette autre société ou entreprise. Tout administrateur ou dirigeant qui est administrateur, dirigeant ou salarié ou autre de toute société ou entreprise avec laquelle la Société conclurait des contrats ou entretiendrait d'autres relations d'affaires ne doit pas, uniquement en raison d'une telle affiliation avec cette autre société ou entreprise, être empêché d'examiner et de voter ou d'agir eu égard à toutes questions concernant ce contrat ou ces affaires.

E. AUDIT ET SURVEILLANCE DE LA SOCIETE

Article 27 Auditeur (s)

27.1 Les comptes annuels de la Société sont audités par un ou plusieurs auditeurs indépendants (réviseurs d'entreprise agréés) nommés uniquement par l'assemblée générale des actionnaires.

L'assemblée générale des actionnaires détermine le nombre d'auditeur(s) et la durée de leur mandat qui ne peut excéder une (1) année et peut être renouvelé pour des périodes successives de un (1) an.

27.2 Un auditeur indépendant peut uniquement être révoqué par l'assemblée générale des actionnaires. Un auditeur peut être nommé à nouveau.

F. EXERCICE SOCIAL - AFFECTATION DES BENEFICES – ACOMPTES SUR DIVIDENDES

Article 28 Exercice social

L'exercice social de la Société commence le premier janvier de chaque année et se termine le trente-et-un décembre de la même année.

Article 29 Comptes annuels et Affectation des bénéfices

29.1 Au terme de chaque exercice social, les comptes sont clôturés et le conseil d'administration dresse un inventaire de l'actif et du passif de la Société, le bilan et le compte de profits et pertes conformément à la Loi.

29.2 Sur les bénéfices annuels nets de la Société, cinq pour cent (5 %) au moins seront affectés à la réserve légale. Cette affectation cessera d'être obligatoire dès que et tant que le montant total de la réserve légale de la Société atteindra dix pour cent (10%) du capital social de la Société.

29.3 Les sommes apportées à une réserve de la Société par un actionnaire peuvent également être affectées à la réserve légale, si l'actionnaire apporteur y consent.

29.4 En cas de réduction du capital social, la réserve légale de la Société pourra être réduite en proportion afin qu'elle n'excède pas dix pour cent (10%) du capital social.

29.5 Sur proposition du conseil d'administration, l'assemblée générale des actionnaires décide de l'affectation du solde des bénéfices annuels nets de la Société conformément à la Loi et aux présents statuts.

29.6 Les distributions aux actionnaires seront effectuées en proportion du nombre d'actions qu'ils détiennent dans la Société.

Article 30 Acomptes sur dividendes - Prime d'émission et primes assimilées

30.1 Le conseil d'administration déclare et distribue les acomptes sur dividendes dans le respect des conditions prévues par la Loi.

30.2 Toute prime d'émission, prime additionnelle ou autre réserve distribuable peut être librement distribuée aux actionnaires sous réserve des dispositions de la Loi et des présents statuts.

G. LIQUIDATION

Article 31 Liquidation

31.1 En cas de dissolution de la Société, conformément à l'article 3.2 des présents statuts, la liquidation sera effectuée par un ou plusieurs liquidateurs, qui peuvent être des personnes physiques ou morales, nommés par l'assemblée générale des actionnaires ayant décidé la dissolution de la Société et qui fixera les pouvoirs et émoluments du/des liquidateur(s). Sauf disposition contraire, les liquidateurs disposeront des pouvoirs les plus étendus pour la réalisation de l'actif et du passif de la Société.

31.2 Le surplus résultant de la réalisation de l'actif et du passif sera réparti entre les actionnaires en proportion du nombre des actions qu'ils détiennent dans la Société.

H. DISPOSITION FINALE-LOI APPLICABLE

Article 32 Loi applicable

Tout ce qui n'est pas régi par les présents statuts sera déterminé en conformité avec la Loi.

En cas de divergences entre le texte anglais et le texte français, **le texte anglais fera foi.**

In case of discrepancies between the English and the French text, **the English version will prevail.**

II. PROPOSED AMENDMENTS / *MODIFICATIONS PROPOSÉES*

Article 6 Authorized Capital and Bonus Shares

6.1 The Company's authorized capital, excluding the issued share capital, is set at at nine hundred ninetynine million nine hundred ninety-six thousand Euros and two cents (EUR 999,996,000.02).

6.2 The board of directors is hereby authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a preferential subscription right for the existing shareholders during a period of time of five (5) years starting from the date of publication of the deed resolving upon the applicable renewal in the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations)The board of directors is hereby authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a preferential subscription right for the existing shareholders during a period of time of five (5) years starting from the date of publication of the resolutions of the general meeting of the shareholders of the Company held on 31 May 2017 on the RESA.

6.3 The authorized capital of the Company may be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendments of these articles of association.

6.4 The board of directors is authorized to allocate existing shares of the Company without consideration or to issue new shares (the "**Bonus Shares**") paid-up out of available reserves (i) to employees of the Company or to certain classes of such employees, (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights, (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights of the Company, (iv) to employees of companies or economic interest groupings in which at least fifty per cent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty per cent (50%) of the share capital of the Company

and/or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above (the "**Beneficiaries of Bonus Shares**"). The board of directors sets the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus SharesThe board of directors is authorized to allocate existing shares of the Company without consideration or to issue new shares (the "**Bonus Shares**") paid-up out of available reserves (i) to employees of the Company or to certain classes of such employees, (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights, (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights of the Company, (iv) to employees of companies or economic interest groupings in which at least fifty per cent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty per cent (50%) of the share capital of the Company and/or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above (the "**Beneficiaries of Bonus Shares**"). The board of directors sets the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares.

6.5 The above authorizations may be renewed through a resolution of the general meeting of the shareholders adopted in the manner required for an amendment of these articles of association and subject to the provisions of the Law, each time for a period not exceeding five (5) years.

Suit la traduction en français du texte qui précède :

Article 6 Capital autorisé et actions gratuites

6.1 Le capital social autorisé de la société, excluant le capital social émis, est de neuf cent quatre-vingt-dix-neuf millions neuf cent quatre-vingt-dix-sept mille vingt-trois euros et quinze cents (EUR 999.997.023,15).

6.2 Par les présentes, le conseil d'administration est autorisé à émettre des actions ordinaires, à

attribuer des options de souscription d'actions ordinaires et à émettre tout autre type d'instruments convertibles en actions ordinaires dans la limite du capital autorisé aux termes et conditions et au profit de bénéficiaires qu'il jugera opportuns, et plus précisément de procéder à une telle émission sans un droit préférentiel de souscription aux actions nouvelles ne soit réservé aux actionnaires existants pour une durée de cinq (5) ans à compter de la date de publication de l'acte décidant de l'applicable renouvellement au Recueil Electronique des Sociétés et Associationsdans le RESA de la décision des actionnaires prise en assemblée générale des actionnaires le 31 mai 2017.

6.3. Le capital autorisé de la Société peut être augmenté ou réduit par une décision de l'assemblée générale des actionnaires, adoptée aux conditions requises pour la modification des statuts.

6.4 Le conseil d'administration est autorisé à attribuer les actions existantes de la Société sans contrepartie ou d'émettre de nouvelles actions (les « **Actions Gratuites** ») libérées depuis les réserves disponibles (i) aux employés de la Société ou à certaines catégories de ces employés, (ii) aux employés de sociétés ou de groupements d'intérêts économiques dans lesquels la Société détient directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote, (iii) aux employés de sociétés ou de groupements d'intérêts économiques qui détiennent directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote de la Société, (iv) aux employés de sociétés ou de groupements d'intérêts économiques dans lesquels au moins cinquante pour cent (50 %) du capital social ou des droits de vote sont détenus directement ou indirectement, par une société, qui détient elle-même, directement ou indirectement, au moins cinquante pour cent (50%) du capital social de la Société et/ou (v) aux membres des organes sociaux de la Société ou des sociétés ou groupements d'intérêts économiques mentionnés sous les points (ii) à (iv) ci-dessus (les « **Bénéficiaires d'Actions Gratuites** »). Le conseil d'administration fixe les conditions de distribution des Actions Gratuites aux Bénéficiaires d'Actions Gratuites, incluant la date d'attribution et toute période minimale durant laquelle ces Actions Gratuites ne pourront pas être transférées par leurs propriétaires. Le droit préférentiel de souscription des actionnaires existants est annulé automatiquement dans le cas d'émission d'Actions Gratuites. Le conseil d'administration est autorisé à attribuer les actions existantes de la Société sans contrepartie ou d'émettre de nouvelles actions (les « **Actions Gratuites** ») libérées depuis les réserves disponibles (i) aux employés de la Société ou à certaines catégories de ces employés, (ii) aux employés de sociétés ou de groupements d'intérêts économiques dans lesquels la Société détient directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote, (iii) aux employés de sociétés ou de groupements d'intérêts économiques qui détiennent directement ou indirectement au

moins dix pour cent (10%) du capital social ou des droits de vote de la Société, (iv) aux employés de sociétés ou de groupements d'intérêts économiques dans lesquels au moins cinquante pour cent (50 %) du capital social ou des droits de vote sont détenus directement ou indirectement, par une société, qui détient elle-même, directement ou indirectement, au moins cinquante pour cent (50%) du capital social de la Société et/ou (v) aux membres des organes sociaux de la Société ou des sociétés ou groupements d'intérêts économiques mentionnés sous les points (ii) à (iv) ci-dessus (les « **Bénéficiaires d'Actions Gratuites** »). Le conseil d'administration fixe les conditions de distribution des Actions Gratuites aux Bénéficiaires d'Actions Gratuites, incluant la date d'attribution et toute période minimale durant laquelle ces Actions Gratuites ne pourront pas être transférées par leurs propriétaires. Le droit préférentiel de souscription des actionnaires existants est annulé automatiquement dans le cas d'émission d'Actions Gratuites.

6.5 Les autorisations ci-dessus pourront être renouvelées par une décision de l'assemblée générale des actionnaires adoptée aux conditions requises pour une modification des présents statuts et conformément aux dispositions de la Loi, à chaque fois pour une période ne pouvant excéder une durée de cinq (5) ans.

En cas de divergences entre le texte anglais et le texte français, **le texte anglais fera foi.**
In case of discrepancies between the English and the French text, **the English version will prevail.**